Form 20-F/A
period 2013-09-30
GW PHARMACEUTICALS PLC
filed 2014-01-06
CIK 1351288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 177,521,287 ordinary shares, par value £0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the Annual Report on Form 20-F of GW Pharmaceuticals plc for the fiscal year ended September 30, 2013, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on November 25, 2013 (the “Form 20-F”). The purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to re-file Exhibits 4.46, 4.47, 4.48 and 4.50.

The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

PART III

Item 19  Exhibits

Exhibit Number	Description of Exhibit

1.1*

Memorandum & Articles of Association of GW Pharmaceuticals plc. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

2.1*

Form of specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

2.2(1)*

Form of Deposit Agreement among GW Pharmaceuticals plc, Citibank, N.A., as the depositary bank and all Holders and Beneficial Owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

2.3(1)*

Form of American Depositary Receipt (included in Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

2.4*

Share Warrant to subscribe for ordinary shares issued to Biomedical Value Fund, L.P. dated August 2009 (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

2.5*

Share Warrant to subscribe for ordinary shares issued to Biomedical Value Fund, L.P. dated August 2009 (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

2.6*

Share Warrant to subscribe for ordinary shares issued to Biomedical Offshore Value Fund, L.P. dated August 2009 (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

2.7*

Share Warrant to subscribe for ordinary shares issued to Biomedical Offshore Value Fund, L.P. dated August 2009 (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

4.1†*

License and Distribution Agreement between Bayer AG Division Pharma and GW Pharma Ltd., dated May 20, 2003 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

4.2†*

Amendment Number 1 to the License and Distribution Agreement, dated November 4, 2003 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

Exhibit Number	Description of Exhibit
4.3*

Amendment Number 2 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated January 14, 2004 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.4†*

Amendment Number 3 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated March 1, 2005 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.5†*

Amendment Number 4 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Healthcare AG Division Pharma, dated May 10, 2005 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.6*

Amendment Number 5 to the License and Distribution Agreement between GW Pharma Ltd. and Bayer Schering Pharma AG (f/k/a Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.7†*

Supply Agreement between Bayer AG and GW Pharma Ltd., dated May 20, 2003 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.8†*

Amendment Number 1 to the Supply Agreement between GW Pharma Ltd. and Bayer Healthcare AG, dated November 4, 2003 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.9†*

Amendment Number 2 to the Supply Agreement between GW Pharma Ltd. and Bayer Healthcare AG, dated May 10, 2005 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

4.10†*

Amendment Number 3 to the Supply Agreement between GW Pharma Ltd. and Bayer Schering Pharma AG (f/k/a Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.11†*

Product Commercialisation and Supply Consolidated Agreement between GW Pharma Limited and Almirall Prodesfarma, S.A., dated June 6, 2006 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.12†*

Amendment No. 1 to the Product Commercialisation and Supply Consolidated Agreement between GW Pharma Ltd. and Laboratorios Almirall S.A., dated March 4, 2009 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.13†*

Amendment to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated July 23, 2010 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

Exhibit Number	Description of Exhibit
4.14†*

Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated November 17, 2011 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.15†*

Amendment and Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Ltd. and Almirall S.A., dated March 13, 2012 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.16†*

Research Collaboration and Licence Agreement between GW Pharma Ltd. and GW Pharmaceuticals plc and Otsuka Pharmaceutical Co., Ltd., dated July 9, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.17†*

Amendment No. 1 to Research Collaboration and Licence Agreement, dated March 14, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.18†*

Amendment No. 2 to Research Collaboration and Licence Agreement, dated June 29, 2010 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.19†*

Development and License Agreement between GW Pharma Ltd. and GW Pharmaceuticals Plc and Otsuka Pharmaceutical Co., Ltd., dated February 14, 2007 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.20†*

Amendment No. 1 to Development and License Agreement, dated November 1, 2008 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.21†*

Letter amending Development and License Agreement, dated October 21, 2010 (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.22†*

Distribution and License Agreement, dated April 8, 2011, by and between GW Pharma Ltd. and Novartis Pharma AG (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

4.23†*

Manufacturing and Supply Agreement, dated November 9, 2011, by and between Novartis Pharma AG and GW Pharma Ltd. (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.24†*

Production Supply Agreement, dated March 7, 2007 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.25†*	Lease, dated July 6, 2009 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

Exhibit Number	Description of Exhibit
4.26†*	Lease, dated October 9, 2009 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.27†*	Lease, dated April 6, 2011 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.28†*	Lease, dated October 12, 2011 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.29†*	Lease, dated January 6, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.30†*

Agreement for Lease, dated April 4, 2012 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.31*

Occupational Underlease, dated August 11, 2010 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.32*	Lease, dated May 24, 2011 (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.33*

Tenancy Agreement, dated November 19, 2012 (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.34*

Service Agreement by and between GW Pharma Ltd., and Adam George, dated June 1, 2012 (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.35†*

Service Agreement by and between GW Pharma Ltd., and Chris Tovey, dated July 11, 2012 (incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.36*

Service Agreement by and between GW Research Ltd. and Dr. Geoffrey Guy, dated March 14, 2013 (incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

4.37*

Service Agreement by and between GW Research Ltd. and Justin Gover, dated February 26, 2013 (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.38*

Service Agreement by and between GW Research Ltd. and Dr. Stephen Wright, dated January 18, 2013 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

Exhibit Number	Description of Exhibit
4.39*

Letter of Appointment by and between GW Pharmaceuticals plc and James Noble, dated February 26, 2013 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

4.40*

Letter of Appointment by and between GW Pharmaceuticals plc and Tom Lynch, dated February 26, 2013 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333- 187356), as amended, initially filed with the SEC on March 19, 2013).

4.41**	Service Agreement by and between GW Pharmaceuticals Inc. and Cabot Brown, dated November 7, 2013.

4.42*	Long Term Incentive Plan (incorporated by reference to Exhibit 10.42 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.43*

GW Pharmaceuticals All Employee Share Scheme (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.44*

GW Pharmaceuticals Approved Share Option Scheme 2001 (incorporated by reference to Exhibit 10.44 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.45*

GW Pharmaceuticals Unapproved Share Option Scheme 2001 (incorporated by reference to Exhibit 10.45 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.46†	Lease, dated May 24, 2013.

4.47†	Lease, dated May 24, 2013.

4.48†	Lease, dated May 24, 2013.

4.49**	Lease, dated August 1, 2013.

4.50†	Lease, dated July 16, 2013.

8.1**	List of Subsidiaries.

12.1**	Section 302 Certificate.

12.2**	Section 302 Certificate.

13.1**	Section 906 Certificate.

13.2**	Section 906 Certificate.

*	Previously filed.

**	Previously filed with the initial filing of the Company’s Annual Report on Form 20-F for the year ended September 30, 2013, originally filed on November 25, 2013.

†	Confidential treatment requested.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-187978), filed with the Securities and Exchange Commission with respect to ADSs representing ordinary shares.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

GW PHARMACEUTICALS PLC

	By:	/s/ JUSTIN GOVER
		Name:	Justin Gover
		Title:	Chief Executive Officer

Date: January 6, 2014