Form 20-F/A
period 2013-09-30
GW PHARMACEUTICALS PLC
filed 2014-01-08
CIK 1351288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

☐ Yes   ☒ No

i

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends the Annual Report on Form 20-F of GW Pharmaceuticals plc for the fiscal year ended September 30, 2013, as amended, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on November 25, 2013 (the “Form 20-F”). The purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to re-file Exhibit 4.50.

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

4.46†**	Lease, dated May 24, 2013.

4.47†**	Lease, dated May 24, 2013.

4.48†**	Lease, dated May 24, 2013.

4.49**	Lease, dated August 1, 2013.

4.50	Lease, dated July 16, 2013.

8.1**	List of Subsidiaries.

12.1**	Section 302 Certificate.

12.2**	Section 302 Certificate.

13.1**	Section 906 Certificate.

13.2**	Section 906 Certificate.

*	Previously filed.

**	Previously filed with the filing of the Company’s Annual Report on Form 20-F for the year ended September 30, 2013, originally filed on November 25, 2013, and amended on January 6, 2014.

†	Confidential treatment requested.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-187978), filed with the Securities and Exchange Commission with respect to ADSs representing ordinary shares.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to Form 20-F on its behalf.

GW PHARMACEUTICALS PLC

	By:	/s/ JUSTIN GOVER
		Name:	Justin Gover
		Title:	Chief Executive Officer

Date: January 8, 2014