Form 20-F
period 2016-09-30
GW PHARMACEUTICALS PLC
filed 2016-12-05
CIK 1351288

As filed with the Securities and Exchange Commission on December 5, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2016
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 302,093,139 ordinary shares, par value £0.001 per share.

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

Epidiolex® and Sativex® are registered trademarks of GW Pharmaceuticals plc.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at September 30, 2016 and 2015 and for the years ended September 30, 2016, 2015 and 2014 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as at September 30, 2014, 2013 and 2012 and for the years ended September 30, 2013 and 2012 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).There are no differences applicable to us between IFRS as issued by the IASB and IFRS-EU and PCAOB for any of the periods presented herein.

All references in this Annual Report to "$" are to U.S. dollars, all references to "£" are to pounds sterling and all references to "€" are to Euros. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as at and for the year ended September 30, 2016 have been translated into U.S. dollars at the rate at September 30, 2016, the last business day of our year ended September 30, 2016, of £0.7744 to $1.00 and unless otherwise indicated, all pounds sterling amounts as at and for the year ended September 30, 2015 have been translated into U.S. dollars at the rate at September 30, 2015, the last business day of our year ended September 30, 2015, of £0.6611 to $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

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

These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•	the inherent uncertainty of product development;

•	manufacturing and commercialization;

•	our ability to submit and maintain INDs and NDAs with the FDA, including our planned submission of our NDA for Epidiolex at the end of the first half of 2017;

•	our ability to successfully design, commence and complete clinical trials;

•	patents, including, but not limited to, oppositions and legal challenges;

•	government regulation and approval, including, but not limited to, the expected timing of potential regulatory approval dates for Epidiolex;

•	future revenue being lower than expected;

•	the level of pricing and reimbursement for our products and product candidates, if approved;

•	increasing competitive pressures in our industry;

•	general economic conditions or conditions affecting demand for the products offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected;

•	currency fluctuations and hedging risks;

•	worldwide economic and business conditions and conditions in the industry in which we operate;

•	our relationships with our customers and suppliers;

•	increased competition from other companies in the industry in which we operate;

•	changing technology;

•	claims for personal injury or death arising from the use of products and product candidates produced by us;

•	the occurrence of accidents or other interruptions to our production processes;

•	changes in our business strategy or development plans, and our expected level of capital expenses;

•	our ability to attract and retain qualified personnel, including with respect to our preparation for potential commercialization of Epidiolex;

•	regulatory, environmental, legislative and judicial developments;

•	our intention not to pay dividends; and

•	factors that are not known to us at this time.

Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under “Risk Factors” or elsewhere in this Annual Report on Form 20-F. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report on Form 20-F not to occur. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this Annual Report on Form 20-F might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

NOTE REGARDING EXPANDED ACCESS STUDIES

The expanded access studies we are currently supporting are uncontrolled, carried out by individual physician investigators independent from us, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to an observed treatment effect that may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. These studies contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information, including the statistical principles that the independent investigators have chosen to apply to the data, may not reliably predict results achieved after systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in these trials. Reliance on such information may lead to Phase 2 and/or Phase 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent our ability to seek approval of Epidiolex. Physicians conducting these studies may use Epidiolex in a manner inconsistent with GW’s protocols, including in children with conditions different from those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit our ability to obtain regulatory approval with labeling that we consider desirable, or at all.

PART I

Item 1	Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2	Offer Statistics and Expected Timetable.

Not Applicable.

Item 3	Key Information.

A.	Selected Financial Data.

The following table summarizes our consolidated financial data as at the dates and for the periods indicated. The consolidated financial statement data as at September 30, 2016 and 2015 and for the years ended September 30, 2016, 2015 and 2014 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as at September 30, 2014, 2013 and 2012, and for the years ended September 30, 2013 and 2012 has been derived, after certain reclassifications to conform to the current presentation, from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). There are no differences applicable to us between IFRS as issued by the IASB and IFRS-EU and PCAOB for any of the periods presented herein.

Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader our consolidated financial statements as at and for the year ended September 30, 2016 have been translated into U.S. dollars at $1.00 = £0.7744 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on September 30, 2016. Such convenience translation should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

	Year Ended September 30,
	2016	2016(1)	2015(1)	2014(1)	2013(1)(2)	2012(1)(2)
	$	£	£	£	£	£
	(in thousands, except per share data)
Income Statement Data:
Revenue	13,320	10,315	28,540	30,045	27,295	33,120
Cost of sales	(3,511)	(2,719)	(2,618)	(2,060)	(1,276)	(839)
Research and development expenditure	(128,889)	(99,815)	(76,785)	(43,475)	(32,697)	(27,578)
Sales, general and administrative expenses	(25,747)	(19,939)	(12,569)	(7,337)	(3,555)	(3,620)
Net foreign exchange gains/(losses)	32,993	25,551	6,202	3,188	(237)	(40)
Operating (loss)/profit	(111,834)	(86,607)	(57,230)	(19,639)	(10,470)	1,043
Interest expense	(223)	(173)	(75)	(61)	(64)	(1)
Other income	785	608	244	130	178	200
(Loss)/profit before tax	(111,272)	(86,172)	(57,061)	(19,570)	(10,356)	1,242
Tax benefit	29,073	22,515	12,498	4,911	5,807	1,248
(Loss)/profit for the year	(82,199)	(63,657)	(44,563)	(14,659)	(4,549)	2,490
(Loss)/earnings per share
Basic	(0.30)	(0.24)	(0.18)	(0.07)	(0.03)	0.02
Diluted	(0.30)	(0.24)	(0.18)	(0.07)	(0.03)	0.02
Weighted average number of shares
Basic	270.4	270.4	246.4	210.4	151.5	133.0
Diluted	277.5	277.5	254.2	219.9	158.2	137.5

	As at September 30,
	2016	2016(1)	2015(1)	2014(1)(3)	2013(1)	2012(1)
	$	£	£	£	£	£
	(in thousands)
Balance Sheet Data:
Non-current assets	62,832	48,659	34,606	17,126	11,581	7,642
Current assets
Inventories	5,485	4,248	4,756	4,777	4,661	3,537
Trade and other receivables	33,416	25,878	15,514	7,108	4,633	2,408
Cash and cash equivalents	483,445	374,392	234,872	164,491	38,069	29,335
Total current assets	522,346	404,518	255,142	176,376	47,363	35,280
Total assets	585,178	453,177	289,748	193,502	58,944	42,922
Current liabilities
Trade and other payables	(40,249)	(31,170)	(24,022)	(12,376)	(9,440)	(9,114)
Current tax liabilities	(1,140)	(883)	(366)	-	-	-
Obligations under finance leases	(272)	(211)	(111)	(126)	(100	-
Deferred revenue	(3,468)	(2,686)	(3,269)	(4,827)	(3,181)	(2,449)
Non-current liabilities
Trade and other payables	(12,168)	(9,423)	(8,445)	(7,927)	-	-
Obligations under finance leases	(6,403)	(4,959)	(1,540)	(1,781)	(1,905)	-
Deferred revenue	(6,915)	(5,355)	(6,725)	(7,881)	(8,916)	(10,127)
Share capital	390	302	261	237	178	133
Share premium	718,568	556,477	349,275	220,551	84,005	65,947
Net assets/Total equity	514,563	398,490	245,270	158,584	35,402	21,232

	Year Ended September 30,
	2016	2016(1)	2015(1)	2014(1)	2013(1)	2012(1)
	$	£	£	£	£	£
	(in thousands)
Cash Flow Data:
Net cash (outflow)/inflow from operating activities	(109,234)	(84,594)	(46,471)	(12,626)	(7,468)	1,801
Net cash outflow from investing activities	(11,307)	(8,756)	(17,791)	(7,095)	(2,076)	(1,060)
Net cash inflow from financing activities	267,045	206,807	128,419	144,267	18,253	73

(1)	The selected historical consolidated financial data as at September 30, 2016 and 2015 and for the years ended September 30, 2016, 2015, and 2014 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as at September 30, 2014, 2013 and 2012, and for the years ended September 30, 2013 and 2012 have been derived, after certain reclassifications to conform to the current presentation, from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union.

(2)	The selected historical consolidated financial data as at September 30, 2013 and 2012 and for the years then ended, reflects a reclassification to report foreign exchange gains and losses, primarily from balance sheet revaluation, previously reported within “Management and administrative expenses” in a new income statement line item, titled “Net foreign exchange gains/(losses).” Such reclassification had no impact on operating profit, profit before tax or profit for the year.

(3)	The selected historical consolidated financial data as at September 30, 2014 and for the year then ended, reflects a reclassification to report the deferred tax asset, previously reported within “Current assets”, to “Non-current assets.” Such reclassification had no impact on operating loss, loss before tax or loss for the year.

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

	Noon Buying Rate
	Period End	Average (1)	High	Low
Year ended September 30:
2011	1.5624	1.6064	1.6691	1.5358
2012	1.6132	1.5768	1.6263	1.5301
2013	1.6179	1.5609	1.6275	1.4837
2014	1.6220	1.6570	1.7165	1.5904
2015	1.5116	1.5447	1.6216	1.4648
2016	1.3015	1.4228	1.5475	1.2874
Month:
May 2016	1.4530	1.4524	1.4694	1.4369
June 2016	1.3242	1.4197	1.4800	1.3217
July 2016	1.3270	1.3134	1.3332	1.2921
August 2016	1.3129	1.3101	1.3335	1.2874
September 2016	1.3015	1.3140	1.3429	1.2959
October 2016	1.2212	1.2330	1.2840	1.2155
November 2016 (through November 25, 2016)	1.2462	1.2426	1.2546	1.2218

(1)	The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

B.	Capitalization and Indebtedness.

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.	Risk Factors.

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

Our success will depend on our ability to successfully commercialize our product pipeline, including commercialization of Epidiolex and our other cannabinoid product candidates. We are evaluating Epidiolex for the treatment of Dravet syndrome, LGS and TSC in the United States and have initiated Phase 3 trials for these indications. Nevertheless, Epidiolex may never receive U.S. regulatory approval for the treatment of any of these indications. Even if completed Phase 3 clinical trials and/or Phase 3 clinical trials conducted for U.S. approval show positive results, there can be no assurance that the FDA will approve Epidiolex or any other product candidate for any given indication for several potential reasons, including failure to follow Good Clinical Practice, or GCP, negative assessment of risk to benefit, unacceptable risk of abuse or diversion, insufficient product quality control and standardization, non-GMP compliant manufacturing facilities and in the absence of a protocol agreed through the FDA’s Special Protocol Assessment process, refusal by FDA to accept our clinical trial design/or failure to agree on appropriate clinical endpoints.

Our ability to successfully commercialize Epidiolex, if approved, Sativex and our other product candidates will depend on, among other things, our ability to:

•	successfully complete pre-clinical studies and clinical trials, including human factors testing requirements and the assessment of abuse potential;

•	demonstrate to the FDA and similar foreign regulatory authorities that efficacy of Epidiolex, Sativex or any other product candidates in clinical trials, can be attributed to the investigative product and not exclusively to its interaction with concomitant medications;

•	receive regulatory approvals from the FDA and similar foreign regulatory authorities;

•	produce, through a validated process, in manufacturing facilities inspected and approved by regulatory authorities, including the FDA, sufficiently large quantities of the product candidate, and the related Botanical Drug Substances, or BDSs, to permit successful commercialization;

•	build and maintain strong sales, distribution and marketing capabilities sufficient to launch commercial sales of our product candidates, or otherwise establish collaborations with third parties for the commercialization of our product candidates;

•	obtain reimbursement from payers such as government health care programs and insurance companies and other private payers, as well as achieve commercially attractive levels of pricing;

•	secure acceptance of our product candidates from physicians, health care payers, patients and the medical community;

•	create positive publicity surrounding our product candidates;

•	manage our spending as costs and expenses increase due to clinical trials and commercialization; and

•	obtain and enforce sufficient intellectual property for our product candidates.

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

The first New Drug Application, or NDA, applicant with an Orphan Drug Designation for a particular active moiety to treat a specific disease or condition that receives FDA approval is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. There is no assurance that we will successfully obtain Orphan Drug Designation for future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained Orphan Drug Designation. Even if we do obtain orphan exclusivity for any product candidate, the exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Moreover, a drug product with an active moiety that is a different cannabinoid from that in our drug candidate or, under limited circumstances, the same drug product, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our products in ways that are difficult to predict. In a recent successful legal challenge, a court invalidated the FDA’s denial of orphan exclusivity to a drug on the grounds that the drug was not proven to be clinically superior to a previously approved product containing the same ingredient for the same orphan use. In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to require the sponsor of a designated drug that is the “same” as a previously approved drug to demonstrate that its drug is clinically superior to that drug upon approval in order to be eligible for orphan drug exclusivity, or in some cases, to even be eligible for marketing approval. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how such challenges might affect our business.

In the European Union, if a marketing authorization is granted for a medicinal product that is designated an orphan drug, that product is entitled to ten years of marketing exclusivity. During the period of marketing exclusivity, no similar medicinal product may be granted a marketing authorization for the orphan indication. There is no assurance that we will successfully obtain Orphan Drug Designation for future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained designation. Even if we obtain orphan exclusivity for any product candidate, the exclusivity period can be reduced to six years if at the end of the fifth year it is established that the orphan designation criteria are no longer met or if it is demonstrated that the orphan drug is sufficiently profitable that market exclusivity is no longer justified. Further, a similar medicinal product may be granted a marketing authorization for the same indication notwithstanding our marketing exclusivity if we are unable to supply sufficient quantities of our product, or if the second product is safer, more effective or otherwise clinically superior to our orphan drug. In addition, if a competitor such as Insys Therapeutics Inc. obtains marketing authorization and orphan exclusivity for a product that is similar to a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of orphan marketing exclusivity unless we could demonstrate that our product candidate is safer, more effective or otherwise clinically superior to the approved product.

We have to date commercialized only one product, Sativex.

Our only approved product, Sativex is currently being commercialized for spasticity due to multiple sclerosis, or MS, outside the United States. Even if we obtain regulatory approval for a product other than Sativex, our future success will still depend in part on the continued successful commercialization of Sativex. Although Sativex is currently approved in 30 countries outside of the United States for MS spasticity, and is sold in 16 of those countries, it may never be successfully commercialized in all of these jurisdictions. The commercial success of Sativex for MS spasticity depends on a number of factors beyond our control, including the willingness of physicians to prescribe Sativex to patients, payers’ willingness and ability to pay for the drug, the level of pricing achieved, patients’ response to Sativex, the ability of our marketing partners to generate sales and, given that we generate revenue from the supply of Sativex to our partners at a fixed percentage of partners’ net sales and that any increase in our manufacturing costs will adversely affect our margins and our financial condition, our ability to manufacture Sativex on a cost effective and efficient basis. Accordingly, we cannot assure you that we will succeed in generating revenue growth through the commercialization of Sativex for MS spasticity. If we are not successful in the continued commercialization of Sativex for MS spasticity, our business, results of operations and financial condition may be harmed.

We expect to face intense competition, often from companies with greater resources and experience than we have.

The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some of these competitors and potential competitors have more experience than we have in the development of pharmaceutical products, including validation procedures and regulatory matters. In addition, Sativex competes with, and our product candidates, if successfully developed, will compete with, product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or our collaboration partners have. In particular, Insys Therapeutics, Inc. has publicly stated its intention to develop cannabidiol (CBD) in Dravet syndrome, LGS, Infantile Spasms, glioma and potentially other indications. Zogenix, Inc. is developing low dose fenfluramine in Dravet syndrome and has commenced an open-label study with this product in LGS, and other companies with greater resources than us may announce similar plans in the future. In addition, there are non-FDA approved CBD preparations being made available from companies in the medical marijuana industry, which may be competitive to Epidiolex. If we are unable to compete successfully, our commercial opportunities will be reduced and our business, results of operations and financial conditions may be materially harmed.

Product shipment delays could have a material adverse effect on our business, results of operations and financial condition.

The shipment, import and export of Epidiolex, Sativex and our other product candidates require import and export licenses. In the United States, the FDA, U.S. Customs and Border Protection, and the Drug Enforcement Administration, or DEA, and in the United Kingdom, the Home Office, and in other countries, similar regulatory authorities regulate the import and export of pharmaceutical products that contain controlled substances, including Sativex, Epidiolex and our other product candidates. Specifically, the import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. We may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of Sativex, Epidiolex and our product candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in a partial or total loss of revenue from one or more shipment of Sativex, Epidiolex or our other product candidates. A partial or total loss of revenue from one or more shipments of Sativex, Epidiolex or our other product candidates could have a material adverse effect on our business, results of operations and financial condition.

If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, our revenue and prospects for profitability will suffer.

Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals generally must be obtained on a country-by-country basis. Where we have chosen to collaborate with a third party on product candidate development and commercialization, our partner may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In many countries, products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices that are not sufficient to allow us or our partners to generate a profit, our partners may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect sales and profitability. For example, whereas the All Wales Medicines Strategy Group has recommended Sativex for use in MS spasticity in Wales, the National Institute for Clinical Excellence published MS treatment guidelines which did not recommend Sativex for use in England. While this example refers to the commercialization of Sativex, the same or similar events, such as price decreases, government mandated rebates or unfavorable reimbursement decisions, could affect the pricing and reimbursement of Epidiolex and our other product candidates and could have a material adverse effect on our business, results of operations and financial condition.

Problems in our manufacturing process, failure to comply with manufacturing regulations or unexpected increases in our manufacturing costs could harm our business, results of operations and financial condition.

We are responsible for the manufacture and supply of Sativex to our collaboration partners and for the manufacture and supply of Sativex, Epidiolex and other product candidates for use in clinical trials. The manufacturing of Sativex and our product candidates necessitates compliance with Good Manufacturing Practice, or GMP, and other regulatory requirements in jurisdictions internationally. Our ability to successfully manufacture Sativex, Epidiolex and other product candidates involves cultivation of botanical raw material from specific cannabinoid plants, extraction and purification processes, manufacture of finished products and labeling and packaging, which includes product information, tamper evidence and anti-counterfeit features, under tightly controlled processes and procedures. For Sativex and certain of our product candidates, production also requires the cultivation of cannabinoid plants under highly controlled and standardized conditions. In addition, we must ensure chemical consistency among our batches, including clinical batches and, if approved, marketing batches. Demonstrating such consistency may require typical manufacturing controls as well as clinical data. We must also ensure that our batches conform to complex release specifications. For each step in the manufacturing process for Sativex, we are currently reliant on single manufacturing facilities and no back-up facilities are yet in place. We have a second site at which we can grow the specific cannabinoid plants which produce the CBD used in Epidiolex, but we are currently reliant on a single manufacturing facility, and no back-up facilities are yet in place, for the later steps in the Epidiolex production process. Because Sativex is a complex mixture manufactured from plant materials, and because the release specifications may not be identical in all countries, certain batches may fail release testing and not be able to be commercialized. A number of our product candidates (excluding Epidiolex) also consist of a complex mixture manufactured from plant materials, and are therefore subject to a similar risk. If we are unable to manufacture Sativex, Epidiolex or other product candidates in accordance with regulatory specifications, including good manufacturing practices or if there are disruptions in our manufacturing process due to damage, loss or otherwise, or failure to pass regulatory inspections of our manufacturing facilities, we may not be able to meet current demand or supply sufficient product for use in clinical trials, and this may also harm our ability to commercialize Sativex, Epidiolex and our product candidates on a timely or cost-competitive basis, if at all. We are in the process of expanding and upgrading parts of our growing and manufacturing facilities and are working with a number of contract manufacturing partners in order to be able to submit an NDA for Epidiolex which includes a sufficient number of growing and manufacturing sites that would provide sufficient quantities to meet initial demand, and to meet FDA’s stringent requirements for demonstrating equivalence of the scaled up manufacturing process, a program which requires significant time and resources and which may not be successful. We are planning a significant expansion of our growing facilities over the next few years in order to meet potential peak demand for Epidiolex, including working with several new contractors and adopting new methods in order to handle and process bulk quantities of botanical raw material. We are planning to increase the scale in which we manufacture Epidiolex over the next few years in order to meet potential peak demand for Epidiolex, including working with several new contractors and, potentially, adopting new processes. These activities may be unsuccessful, may lead to delays, interruptions to supply, or may prove to be more costly than anticipated. We may fail to expand our growing and manufacturing capability in time to meet market demand for our products and product candidates. Any problems in our growing or manufacturing process could have a material adverse effect on our business, results of operations and financial condition.

In addition, before we can begin commercial manufacture of any product candidates for sale in the United States, we must obtain FDA regulatory approval for the product, which requires a successful FDA inspection of our manufacturing facilities and those of our contract manufacturing partners, processes and quality systems in addition to other product-related approvals. Further, pharmaceutical manufacturing facilities are continuously subject to inspection by the FDA and foreign regulatory authorities, before and after product approval. Due to the complexity of the processes used to manufacture our product candidates, we may be unable to initially or continue to pass federal, state or international regulatory inspections in a cost effective manner. If we are unable to comply with manufacturing regulations, we may be subject to fines, unanticipated compliance expenses, recall or seizure of any approved products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our business, results of operations and financial condition.

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

Sativex and our product candidates are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for the manufacture of our products, subjects us to production risks. For example, during the manufacturing process we have from time to time experienced defects in components which have caused vial sealing faults, resulting in vial leakage, pump dispenser faults which have resulted in under-filling of vials and misalignment of labels and tamper evident seals, as well as receipt of faulty electronic dose counters from our supplier. While product batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Some of our products must be stored and transported at temperatures within a certain range, which is known as “strict cold chain” storage and transportation. If these environmental conditions deviate, our products’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches.

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

Our operations have consumed substantial amounts of cash since inception. For the year ended September 30, 2015, we reported a net operating cash outflow of £46.5 million and a net cash outflow from investing activities of £17.8 million. For the year ended September 30, 2016, we reported a net operating cash outflow of £84.6 million and a net cash outflow from investing activities of £8.8 million.

Looking forward, for the year ended September 30, 2017 we expect an operating cash outflow in the range of £77-93 million ($100-120 million) and we expect a cash outflow of £23 million ($30 million) from investing activities as we invest in further scale up of our growing and manufacturing capacity. We expect research and development spend to continue at current levels as, although spend on Phase 3 clinical trials is expected to reduce, we will be investing $30-40 million dollars into pre-launch inventory build, all of which will be expensed via the research and development line in 2017. Sales, general and administrative expenses for 2016 is likely to increase by approximately 30%, mainly in the 2nd half of the year, once our NDA is filed and we are on track towards approval.

 Research and development, management and administrative expenses and cash used for operations will continue to be significant and may increase substantially in future connection with new research and development initiatives, continued product commercialization efforts and as we prepare for the potential commercial launch of Epidiolex and continue to grow as a U.S. public company. We may need to raise additional capital to fund our operations, continue to conduct clinical trials to support potential regulatory approval of marketing applications, and to fund commercialization of our products.

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

While we expect to fund our future capital requirements from a number of sources including cash flow from operations, the proceeds from further public offerings, the proceeds from the exercise of share options, we cannot assure you that any of these funding sources will be available to us on favorable terms, or at all. Further, even if we can raise funds from all of the above sources, the amounts raised may not be sufficient to meet our future capital requirements.

 We may identify a material weakness in our internal control over financial reporting for future fiscal years. If we do not remediate material weaknesses or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

We may discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us or subsequent testing by our independent registered public accounting firm. If we are unable to achieve effective internal control over financial reporting, or if our independent registered public accounting firm determines we continue to have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares and ADSs could decline.

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

Counterfeit versions of our products could harm our business.

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

Our management and personnel, systems and facilities currently in place may not be adequate to support our business plan and future growth. With the initiation of Phase 3 clinical trials for Epidiolex and the decision to promote and market in the United States the product candidates for with we receive marketing approval from FDA, we have increased our number of full-time employees from 194 on September 30, 2013 to 496 as of September 30, 2016, primarily because we are conducting all of our Phase 2 and 3 clinical trials of Epidiolex and our other product candidates ourselves and establishing a commercial organization and our commercial infrastructure. As a result of these activities the complexity of our business operations has substantially increased. We will need to further expand our scientific, sales and marketing, managerial, compliance, operational, financial and other resources to support our planned research, development and commercialization activities.

Our need to effectively manage our operations, growth and various projects requires that we:

continue to improve our operational, financial, management and regulatory compliance controls and reporting systems and procedures;

•	attract and retain sufficient numbers of talented employees;

•	manage our commercialization activities effectively and in a cost-effective manner;

•	manage our clinical trials effectively;

•	manage our internal manufacturing operations effectively and in a cost effective manner;

•	manage our development efforts effectively while carrying out our contractual obligations to contractors and other third parties; and

•	continue to improve our facilities.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with applicable manufacturing standards, comply with other federal and state laws and regulations, report information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information, including information obtained in the course of clinical trials, or illegal misappropriation of drug product, which could result in government investigations and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we are unable to use net operating loss carry-forwards and certain built-in losses to reduce future tax payments, or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.

As a U.K. resident trading company, we are predominantly subject to U.K. corporate taxation. At September 30, 2016, we had cumulative carry-forward tax losses of £102.8 million, available to offset against future profits. The majority of these tax loss attributes have not been recognized on our balance sheet at September 30, 2016. Additionally, as we carry out extensive research and development activities in the U.K., we benefit from the U.K. research and development tax credit regime for small and medium sized companies, whereby our principal research subsidiary, GW Research Ltd, is able to surrender a portion of available losses that arise from research and development activity for a refundable credit of up to approximately 33.4% of the eligible research and development expenditure. We may also benefit in the future from the UK’s “patent box” regime, which would allow certain profits attributable to revenue from patented products to be taxed at a lower rate than other profits that over time will be reduced to 10%. When taken in combination with our available carry-forward tax losses and the enhanced relief available on our research and development expenditure, we expect that this may result in a long-term low rate of corporation tax. If, however, we are unable to generate sufficient future taxable profits, or for any reason to utilize our carry-forward losses, or there are unexpected adverse changes to the U.K. research and development tax credit regime or “patent box” regime, or we are unable to qualify for such advantageous tax legislation, our business, results of operations and financial condition may be adversely affected.

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

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, the United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our proprietary information, or that of our customers, suppliers and business partners, may be lost or we may suffer security breaches.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, clinical trial data, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers, clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although to our knowledge we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and our ability to conduct clinical trials, which could adversely affect our business and reputation and lead to delays in gaining regulatory approvals for Epidiolex. Although we maintain business interruption insurance coverage, our insurance might not cover all losses from any future breaches of our systems.

Failure of our information technology systems could significantly disrupt the operation of our business.

Our business increasingly depends on the use of information technologies, which means that certain key areas such as research and development, production and sales are to a large extent dependent on our information systems or those of third party providers. Our ability to execute our business plan and to comply with regulators requirements with respect to data control and data integrity, depends, in part, on the continued and uninterrupted performance of our information technology systems, or IT systems and the IT systems supplied by third-party service providers. These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and backup measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we and our third-party service providers have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures or problems arising during the upgrade of any of our IT systems that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

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

Specifically, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, enacted in the United States in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers. Proposals have been made to repeal or modify the ACA, but it is not clear at this point whether such proposals will be adopted.

We expect additional federal and state proposals and health care reforms to continue to be proposed by legislators, which could limit the prices that can be charged for the products we develop and may limit our commercial opportunity.

The continuing efforts of government and other third-party payers to contain or reduce the costs of health care through various means may limit our commercial opportunity. It will be time consuming and expensive for us to go through the process of seeking coverage and reimbursement from Medicare and private payers. Our products may not be considered cost effective, and government and third-party private health insurance coverage and reimbursement may not be available to patients for any of our future products or sufficient to allow us to sell our products on a competitive and profitable basis. Our results of operations could be adversely affected by ACA, changes to the ACA, and by other health care reforms that may be enacted or adopted in the future. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our ability to generate revenue in the U.S. market and maintain profitability.

In some foreign countries, including major markets in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a pharmacoeconomic study that compares the cost-effectiveness of our product candidates to other available therapies. Such pharmacoeconomic studies can be costly and the results uncertain. Our business could be harmed if reimbursement of our products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels.

We may acquire other companies which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire businesses, products or technologies that we believe could complement or expand our product offerings, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	unanticipated costs or liabilities associated with the acquisition;

•	harm to our existing business relationships with collaboration partners as a result of the acquisition;

•	harm to our brand and reputation;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

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

The United Kingdom’s vote in favor of withdrawing from the European Union and the result of the recent U.S. presidential election could lead to increased market volatility which could adversely impact the market price of our ADSs and make it more difficult for us to do business in Europe or have other adverse effects on our business.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to the EU Treaty. No announcement has been made by the U.K. government as to when it intends to deliver any notice of withdrawal. There are many ways in which our business could be affected by this event, only some of which we can identify at this time. It appears likely that this withdrawal will involve a process of lengthy negotiations between the United Kingdom and European Union member states to determine the future terms of the United Kingdom’s relationship with the European Union. This could lead to a period of considerable uncertainty particularly in relation to United Kingdom financial and banking markets as well as on the regulatory process in Europe. As a result of this uncertainty, financial markets could experience significant volatility which could adversely affect the market price of our ADSs. We may also face new regulatory costs and challenges that could have a material adverse effect on our operations. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Should this foreign exchange volatility continue it could cause volatility in our quarterly financial results.

On November 8, 2016, Mr. Donald J. Trump was elected the next president of the United States. As a candidate, President-Elect Trump proposed changes to existing trade policies and agreements, proposed reforming the FDA, repealing the Patient Protection and Affordable Care Act and changing the manner in which drug prices are negotiated by Medicare. Changes in U.S. social, political, regulatory and economic conditions in the U.S. or in laws and policies governing foreign trade, importation, manufacturing, development, registration and approval, commercialization and reimbursement of our products in the U.S. could adversely affect our business.

Risks Related to Development and Regulatory Approval of Sativex and Our Product Candidates

Clinical trials for our product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination.

Clinical trials are expensive, time consuming and difficult to design and implement. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA or other regulatory authorities, including state and local authorities, or an Institutional Review Board, or IRB, with respect to a trial at its institution, may suspend, delay or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel, or the DEA could suspend or terminate the registrations and quota allotments we require in order to procure and handle controlled substances, for various reasons, including:

•	lack of effectiveness of any product candidate during clinical trials;

•	discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues, such as drug: drug interactions, including those which cause confounding changes to the levels of other concomitant medications. In this regard it should be noted that the data from the expanded access studies with Epidiolex we are currently supporting, as presented by Devinsky et al. at the Annual Meeting of the American Epilepsy Society held in December 2015, indicates that clobazam co-therapy is associated with a higher rate of treatment response (median reduction in convulsive seizures (CBD with v. without clobazam) at week 12 of treatment. However, this effect is not seen in patients with Dravet syndrome or LGS. We have initiated a Company-sponsored double-blinded, placebo controlled Phase 2 trial to investigate this drug:drug interaction in a controlled and scientific manner;

•	slower than expected rates of subject recruitment and enrollment rates in clinical trials;

•	difficulty in retaining subjects who have initiated a clinical trial but may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason;

•	delays or inability in manufacturing or obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;

•	inadequacy of or changes in our manufacturing process or product formulation;

•	delays in obtaining regulatory authorization to commence a trial, including “clinical holds” or delays requiring suspension or termination of a trial by a regulatory agency, such as the FDA, before or after a trial is commenced;

•	DEA-related recordkeeping, reporting or security violations at a clinical site, leading the DEA or state authorities to suspend or revoke the site’s controlled substance license and causing a delay or termination of planned or ongoing trials;

•	changes in applicable regulatory policies and regulation, including changes to requirements imposed on the extent, nature or timing of studies;

•	delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective clinical trial sites;

•	uncertainty regarding proper dosing;

•	delay or failure to supply product for use in clinical trials which conforms to regulatory specification;

•	unfavorable results from ongoing pre-clinical studies and clinical trials;

•	failure of our contract research organizations, or CROs, or other third-party contractors to comply with all contractual requirements or to perform their services in a timely or acceptable manner;

•	failure by us, our employees, our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and recordkeeping for controlled substances;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	failure to design appropriate clinical trial protocols;

•	regulatory concerns with cannabinoid products generally and the potential for abuse;

•	insufficient data to support regulatory approval;

•	inability or unwillingness of medical investigators to follow our clinical protocols; or

•	difficulty in maintaining contact with patients during or after treatment, which may result in incomplete data.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Any failure by us to comply with existing regulations could harm our reputation and operating results.

We are subject to extensive regulation by U.S. federal and state and foreign governments in each of the markets where we currently sell Sativex or in markets where we have product candidates progressing through the approval process. We must adhere to all regulatory requirements including the FDA’s Good Laboratory Practice, current Good Manufacturing Practice, or GMP, and Good Clinical Practice requirements. If we or our suppliers fail to comply with applicable regulations, including FDA pre-or post-approval GMP requirements, then the FDA or other foreign regulatory authorities could sanction us. Even if a drug is FDA-approved, regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing trials.

If any of our product candidates is approved in the United States, it will be subject to ongoing regulatory requirements for labeling, packaging, storage, distribution, import, export, advertising, promotion, sampling, recordkeeping and submission of safety and other post-market information, including both federal and state requirements in the United States. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to GMP. As such, we and our contract manufacturers (in the event contract manufacturers are appointed in the future) are subject to continual review and periodic inspections to assess compliance with GMP. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, quality control and quality assurance. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of the product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including by requiring us to enter in to a Corporate Integrity Agreement or closing our contract manufacturers’ facilities, if any; or

•	seize or detain products or require a product recall.

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

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. We expend significant resources on compliance efforts and such expenses are unpredictable and might adversely affect our results. Changing laws, regulations and standards might also create uncertainty, higher expenses and increase insurance costs. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment might result in increased management and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Our research and manufacturing facilities are located exclusively in the United Kingdom. In the United Kingdom, licenses to cultivate, possess and supply cannabis for medical research are granted by the Home Office on an annual basis. Although the Home Office has renewed our licenses each year since 1998, it may not do so in the future, in which case we may not be in a position to carry on our research and development program in the United Kingdom. In addition, we are required to maintain our existing commercial licenses to cultivate, produce and supply cannabis. However, if the Home Office were not prepared to renew such licenses, we would be unable to manufacture and distribute our products on a commercial basis in the United Kingdom or beyond. In order to carry out research in countries other than the United Kingdom, similar licenses to those outlined above are required to be issued by the relevant authority in each country. In addition, we will be required to obtain licenses to export from the United Kingdom and to import into the recipient country. To date, we have obtained necessary import and export licenses to over 30 countries. Although we have an established track record of successfully obtaining such licenses as required, this may change in the future.

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

If Sativex or any of our product candidates, prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may interrupt, delay or halt clinical trials;

•	regulatory authorities may deny regulatory approval of our product candidates;

•	regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy, or REMS, in connection with approval, if any;

•	regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS of any product that is approved;

•	we may be required to change the way the product is administered or conduct additional clinical trials;

•	our relationships with our collaboration partners may suffer;

•	we could be sued and held liable for harm caused to patients; or

•	our reputation may suffer. The reputational risk is heightened with respect to those of our product candidates that are being developed for pediatric indications.

We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized. To date, we have only voluntarily suspended clinical trials when recruitment of the target patients has proven to be too difficult or, temporarily, to properly investigate suspected adverse events. In addition, regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Although we have never been asked by a regulatory agency, IRB or data safety monitoring board to temporarily or permanently discontinue a clinical trial, if we elect or are forced to suspend or terminate a clinical trial of any of our product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events may result in labeling statements such as warnings or contraindications. In addition, such events or labeling could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.

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

Although we intend to commercialize Epidiolex using our own sales and marketing operation in the United States and potentially elsewhere, we rely on the expertise and commercial skills of our collaboration partners to sell Sativex. We have entered into agreements for the commercialization of Sativex with Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Otsuka Pharmaceutical Co., Ltd., Otsuka, in the United States; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG in the United Kingdom and Canada; Ipsen Biopharm Ltd, or Ipsen, in Latin America (excluding Mexico and the Islands of the Caribbean); and Neopharm Group in Israel. Our ability to successfully market and sell Sativex in each of these markets depends entirely on the expertise and commercial skills of our collaboration partners. Our partners have the right, under certain circumstances, to terminate their agreements with us, and three of our partners, Almirall, Otsuka and Novartis, have the right to terminate their agreements with us without cause. In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa will be returned to GW over an agreed transition period, and we are in the process of appointing new distributors in the countries in the Novartis territories where Sativex is approved. No other partner has given notice of termination of their agreement with us to date, but given the fact that not one of three Phase 3 cancer pain trials for Sativex showed a statistically significant difference for Sativex compared with placebo, we cannot be certain that not one of these remaining partners will not terminate their agreement with us. Further, a failure by our partners to successfully market Sativex, or the termination of agreements with our partners, may have an adverse effect on our business at least in the near term period following such termination.

We have relied on Otsuka for funding of our Sativex research and development programs in the United States and if Otsuka were to terminate its agreement with us we would have to fund any future development of Sativex in the United States ourselves, and come to an agreement with Otsuka on jointly-owned intellectual property resulting from our pre-clinical research collaboration.

Under the terms of our agreement with Otsuka with respect to Sativex in the United States, Otsuka funds all pre-clinical and clinical trials for the development of Sativex in the treatment of cancer pain as well as potential additional indications. There is however no assurance that Otsuka will agree to fund future development activities. As outlined above, Otsuka has the right to terminate their agreement with us without cause. In light of the results of the Phase 3 cancer pain trials for Sativex discussed above, we cannot be certain that Otsuka will not terminate this agreement. If Otsuka were to terminate this agreement, we would be required to find alternative funding for our clinical program for any future development of Sativex in the United States.

In addition, under the terms of the research collaboration agreement we entered with Otsuka in 2007 all intellectual property rights (including both patents and non-manufacturing related know-how) that was conceived by either Otsuka or us during the course of the collaboration is to be jointly owned by Otsuka and us unless Otsuka elects to cease funding the prosecution and maintenance costs for these rights. As at September 30, 2016 we had 6 patent families which consist of 79 jointly owned patent applications and 87 granted patents relating to our collaboration with Otsuka. Because Otsuka exercises some control over this jointly owned intellectual property, we may need to seek Otsuka’s consent to out-license and/or enforce some of this collaboration intellectual property in the future.

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

Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, and as explained above, the mutual termination of the Sativex distribution and license agreement with Novartis follows the prior amendment agreement with Novartis which permitted Novartis not to make a determination about launching Sativex in any country in its territory until final data was available for the Phase 3 clinical trials for Sativex in cancer pain.

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

We depend on a limited number of suppliers for the materials and components required to manufacture Sativex and our other product candidates. For example, we rely on single-source suppliers to supply various components of Sativex, including the glass vial and pump actuator, and we rely on a single contractor for commercial supply of botanical raw material for Sativex. Although we are actively working on expanding the number of suppliers and facilities for Epidiolex production, at present we have two independent contractors who supply botanical raw material for Epidiolex but are otherwise dependent on single-source suppliers and facilities for producing Epidiolex. As a result, we may not be able to obtain sufficient quantities of critical materials and components in the future. A delay or interruption by our suppliers may also harm our business, results of operations and financial condition. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our dependence on single-source suppliers exposes us to numerous risks, including the following: our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms; our suppliers may become insolvent or cease trading; we may be unable to locate a suitable replacement supplier on acceptable terms or on a timely basis, or at all; and delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.

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

The patent positions of pharmaceutical products are complex and uncertain. The scope and extent of patent protection for Sativex and our product candidates are particularly uncertain. To date, our principal product candidates, including Sativex and Epidiolex, have been based on specific formulations of certain previously known cannabinoids found in nature in the cannabis sativa plant. While we have sought patent protection directed to, among other things, composition of matter for our specific formulations, their methods of use, and methods of manufacture, we do not have and will not be able to obtain composition of matter protection on these previously known cannabinoids per se. We anticipate that the products we develop in the future will continue to include or be based on the same or other naturally occurring compounds, as well as synthetic compounds we may discover. Although we have sought and expect to continue to seek patent protection for our product candidates, their methods of use, and methods of manufacture, any or all of them may not be subject to effective patent protection. Publication of information related to Sativex and our product candidates by us or others may prevent us from obtaining or enforcing patents relating to these products and product candidates. Furthermore, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, any of our issued patents may be opposed and/or declared invalid or unenforceable. Indeed, a number of our recently issued European patents, including our European patent claiming the use of CBD in the treatment of partial seizures, have received notices of opposition, which may result in claims in these patents being narrowed or cancelled such that the scope of the opposed patent may not be as broad, or the opposed patent may be revoked in its entirety. In the case of our European patent claiming the use of CBD in the treatment of partial seizures, the granted claims were upheld at first instance, but this decision may be appealed. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic product to compete with Sativex or Epidiolex. We may also face competition from companies who develop a substantially similar product to Sativex, Epidiolex or one of our other product candidates that is not covered by any of our patents.

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

The product candidates we are developing will be subject to U.S. controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition.

The product candidates we are developing contain controlled substances as defined in the federal Controlled Substances Act of 1970, or CSA. Controlled substances that are pharmaceutical products are subject to a high degree of regulation under the CSA, which establishes, among other things, certain registration, manufacturing quotas, security, recordkeeping, reporting, import, export and other requirements administered by the DEA. The DEA classifies controlled substances into five schedules: Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States which contain a controlled substance are listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription.

While cannabis is a Schedule I controlled substance, products approved for medical use in the United States that contain cannabis or cannabis extracts should be placed in Schedules II-V, since approval by the FDA satisfies the “accepted medical use” requirement. If and when any of our product candidates receive FDA approval, the DEA will make a scheduling determination and place the product in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. If approved by the FDA, we expect the finished dosage form of Epidiolex to be controlled in Schedule III or IV. Consequently, the manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to specific and potentially significant levels of regulation by the DEA. On November 25, 2015 the President of the United States signed a new law that (i) amends the CSA to require the DEA to issue an interim final scheduling rule within ninety days following FDA approval and the Secretary of Health and Human Services recommending that the Attorney General control the drug in Schedule II, III, IV or V, and (ii) amends the FDCA to ensure that companies do not lose exclusivity on newly approved drugs because of the DEA drug scheduling process. Insys Therapeutics Inc., a competitor who is developing products for the treatment of Dravet Syndrome and LGS (among other indications) which are based on CBD produced by a synthetic process, has already petitioned DEA to reschedule its synthetic CBD. Any DEA rescheduling action on the Insys petition might be limited to CBD produced by a synthetic process and thereby not apply to our product. If Insys succeeds with its petition before its product is approved by FDA, it will avoid the 90-day post-FDA approval rescheduling delay. Furthermore, if the FDA, DEA, or any foreign regulatory authority determines that Sativex or Epidiolex may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of that product.

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

State-controlled substances laws.   Individual states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule our product candidates as well. While some states automatically schedule a drug based on federal action, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

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

Importation.   If one of our product candidates is approved and classified as a Schedule II or III substance, an importer can import for commercial purposes if it obtains an importer registration and files an application for an import permit for each import. The DEA provides annual assessments/estimates to the International Narcotics Control Board which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect product availability and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a waiting period for third party comments to be submitted. It is always possible a competitor could take this opportunity to make adverse comments that delay the grant of an importer registration.

If one of our product candidates is approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If a product is listed as a Schedule II substance, we will not be allowed to import that drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. It is always possible the DEA could find that the active substance in a product, even if it is a plant derived substance, could be manufactured in the US. Moreover, Schedule I controlled substances, including BDSs, have never been registered with the DEA for importation commercial purposes, only for scientific and research needs. Therefore, if neither Sativex nor its BDSs, nor Epidiolex or its purified BDS could be imported, that product would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

Manufacture in the United States.   If, because of a Schedule II classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States, our contract manufacturers would be subject to the DEA’s annual manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of Sativex and Epidiolex, cannabis and the BDSs comprising the active ingredient in the final dosage form are currently Schedule I controlled substances and would be subject to such quotas as these substances could remain listed on Schedule I. The annual quota allocated to us or our contract manufacturers for the active ingredients in our products may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and operations.

Distribution in the United States.   If any of our product candidates is scheduled as Schedule II or III, we would also need to identify wholesale distributors with the appropriate DEA and state registrations and authority to distribute the product to pharmacies and other health care providers. We would need to identify distributors to distribute the product to pharmacies; these distributors would need to obtain Schedule II or III distribution registrations. The failure to obtain, or delay in obtaining, or the loss any of those registrations could result in increased costs to us. If any of our product candidates is a Schedule II drug, pharmacies would have to maintain enhanced security with alarms and monitoring systems and they must adhere to recordkeeping and inventory requirements. This may discourage some pharmacies from carrying either or both of these products. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the requirement that physicians consult a state prescription drug monitoring program may make physicians less willing to prescribe, and pharmacies to dispense, Schedule II products.

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

Risks Related to Ownership of our American Depositary Shares (ADSs)

The liquidity of our ADSs may have an adverse effect on share price.

As at September 30, 2016, we had 302,093,139 ordinary shares outstanding. Of these ordinary shares, 226,162,356 were held as ADSs and 75,930,783 were held as ordinary shares outside the ADS facility. In connection with our May 2013 initial public offering, or IPO, of ADSs on the NASDAQ Global Market, we issued 3,678,000 ADSs. In January 2014 we issued an additional 2,807,275 ADSs in a public offering on the NASDAQ Global Market. In June 2014 we issued an additional 1,455,000 ADSs and certain selling shareholders sold an additional 500,000 ADSs in a public offering on the NASDAQ Global Market. In May 2015 we issued an additional 1,840,000 ADSs in a public offering on the NASDAQ Global Market. In July 2016 we issued an additional 3,220,000 ADSs in a public offering on the NASDAQ Global Market. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our ADSs have historically had limited trading volume, which may also result in volatility.

Additionally, as at September 30, 2016 our ADSs were traded on NASDAQ and our ordinary shares are traded on AIM. On August 16, 2016, London Stock Exchange plc agreed that we could cancel the admission of our ordinary shares to trading on AIM without needing to seek the consent of shareholders. On October 19, 2016 we published a circular to our shareholders notifying them of our intention to cancel the admission of our ordinary shares to trading on AIM on December 5, 2016, and on December 5, 2016 the admission of the Company’s ordinary shares to trading on AIM was cancelled. The last day of dealing in the Company’s ordinary shares on AIM was December 2, 2016. We cannot predict the effect that such cancellation will have on the market price of the ADSs (if any) and it may have an adverse effect on the market price of the ADSs.

The market price of our ADSs may be volatile.

Many factors may have a material adverse effect on the market price of the ADSs, including, but not limited to:

•	the loss of any of our key scientific or management personnel;

•	announcements of the failure to obtain regulatory approvals or receipt of a complete response letter from the FDA;

•	announcements of restricted label indications or patient populations, or changes or delays in regulatory review processes;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to Sativex, Epidiolex and our product candidates;

•	any adverse changes to our relationship with licensors, manufacturers or suppliers;

•	the failure of our testing and clinical trials;

•	the failure to retain our existing, or obtain new, collaboration partners;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	the achievement of expected product sales and profitability;

•	the failure to obtain reimbursements for our products or price reductions;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	our cash position;

•	changes in financial estimates or recommendations by securities analysts;

•	potential acquisitions;

•	the trading volume of ADSs on NASDAQ;

•	sales of our ADSs or ordinary shares by us, our executive officers and directors or our shareholders in the future;

•	the impact on the financial markets or otherwise of the expected withdrawal of the United Kingdom from the European Union;

•	general economic and market conditions and overall fluctuations in the United States equity markets; and

•	changes in accounting principles.

In addition, the stock market in general, and NASDAQ in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. In January 2016, a shareholder-initiated class action lawsuit was filed against us. While this lawsuit has been dismissed, similar litigation if initiated against us in the future, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

Our largest shareholder owns a significant percentage of the share capital and voting rights of GW.

As of September 30, 2016, Capital Research and Management Company held approximately 15.01% of our issued share capital, accounting for approximately 15.01% of the voting rights of the Company. To the extent Capital Research and Management Company continues to hold a large percentage of our share capital and voting rights, it will remain in a position to exert greater influence in the appointment of the directors and officers of GW and in other corporate actions that require shareholders’ approval.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. The ordinary shares held by our directors, including our officers, are available for sale in the form of ADSs and are not subject to contractual and legal restrictions on resale. If any of our large shareholders or members of our management team seek to sell substantial amounts of our ADSs, particularly if these sales are in a rapid or disorderly manner, or other investors perceive that these sales could occur, the market price of our ADSs could decrease significantly.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933 as amended (the “Securities Act”), and therefore we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2017.

In the future, we would lose our foreign private issuer status if a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders and a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under applicable U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current regulatory and compliance costs. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to report our results under U.S. Generally Accepted Accounting Principles, rather than under International Financial Reporting Standards, as a domestic registrant. We will have to restate our previously-reported financial statements under U.S. Generally Accepted Accounting Principles. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices required for U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Global Market that are available to foreign private issuers.

We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a company whose ADSs commenced trading in the United States in May 2013, we incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and NASDAQ Global Market have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. We are required to comply with Section 404(b) of the Sarbanes-Oxley Act, which involves considerable management time and expenses. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs, relative to companies that are listed solely in the United Kingdom, and make some activities more time-consuming and costly. We estimate that our annual compliance expenses will be approximately £1.5 million in each of the next two fiscal years. These rules and regulations have also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this Annual Report on Form 20-F.

Except for Justin Gover, Julian Gangolli, and Cabot Brown, our directors and the experts named in this Annual Report on Form 20-F are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Mayer Brown International LLP, our English solicitors, advised us that there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares, and therefore certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital — Differences in Corporate Law” in our Registration Statement on Form F-3 (File No. 333-195747), filed with the SEC on May 7, 2014 and which is incorporated by reference into this document for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

We may be classified as a passive foreign investment company, or a PFIC, in any taxable year and U.S. holders of our ordinary shares could be subject to adverse U.S. federal income tax consequences.

The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2016.

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

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares. For more information related to classification as a PFIC, see “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

Item 4	Information on the Company.

A.	History and Development of the Company

GW Pharmaceuticals plc was founded in 1998 and is a public limited company incorporated under the laws of England and Wales. Our ordinary shares were admitted to trading on the Alternative Investment Market, or AIM, a market operated by London Stock Exchange plc, under the symbol GWP on June 28, 2001. The admission of our ordinary shares to trading on AIM was cancelled with effect from 7.00am on December 5, 2016. On May 1, 2013, we completed our initial public offering of American Depositary Shares, or ADSs, on the NASDAQ Global Market. Our ADSs are traded under the symbol GWPH.

Our registered and principal executive offices are located at Sovereign House, Vision Park, Chivers Way, Histon, Cambridge, CB24 9BZ, United Kingdom, our general telephone number is (44) 1223 266-800 and our internet address is http://www.gwpharm.com. Our website and the information contained on or accessible through our website are not part of this document. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, 13th Floor, New York, NY 10011.

B.	Business

Overview

We are a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from our proprietary cannabinoid product platform in a broad range of disease areas. In our 18 years of operations, we have established a world leading position in the development of plant-derived cannabinoid therapeutics through our proven drug discovery and development processes, our intellectual property portfolio and our regulatory and manufacturing expertise. Our lead cannabinoid product candidate is Epidiolex, a liquid formulation of pure plant-derived cannabidiol, or CBD, for which we retain global commercial rights, and which is in development for a number of rare childhood-onset epilepsy disorders. We received Orphan Drug Designation from the U.S. Food and Drug Administration, or FDA, for Epidiolex for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, or LGS, Tuberous Sclerosis Complex, or TSC, and Infantile Spasms, or IS, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. Additionally, we have received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency, or EMA, for Epidiolex for the treatment of Dravet syndrome. In March 2016, we reported positive results from the first pivotal Phase 3 trial of Epidiolex in Dravet syndrome. In June 2016, we reported positive results from the first pivotal Phase 3 trial of Epidiolex in LGS. In July 2016, we held a positive pre-NDA meeting with the FDA to discuss pre-clinical and clinical aspects of the proposed New Drug Application, or NDA, for Epidiolex. In November, we held a positive CMC pre-NDA meeting. We expect to submit a NDA to the FDA at the end of the first half of 2017 for Epidiolex in both Dravet syndrome and LGS. We are also building an experienced commercial team in the United States in preparation for the potential future launch of Epidiolex.

We have a deep pipeline of additional cannabinoid product candidates with an increasing focus on orphan pediatric neurologic conditions. Our pipeline includes cannabidivarin, or CBDV, which is in Phase 2 development in the field of epilepsy and is also being researched within the field of autism spectrum disorders, or ASD. In addition, we have received Orphan Drug Designation and Fast Track Designation from the FDA for intravenous CBD for the treatment of Neonatal Hypoxic Ischemic Encepholapthy, or NHIE, which entered Phase 1 development in the fourth quarter of 2016.

Our Product and Product Candidates

GW Product Pipeline Summary

Epilepsy and Pediatric Neurology

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Epidiolex (CBD)	Childhood-onset epilepsy Initial targets: Dravet syndrome and LGS Follow-up target: TSC	We retain global rights.	Positive results in Phase 3 trials in Dravet syndrome and LGS. Pre-NDA meetings held with FDA. NDA submission preparation underway for Dravet syndrome and LGS.	NDA submission expected at the end of the first half of 2017. Data from second Phase 3 Dravet syndrome trial expected in 2017.
			Phase 3 trial in TSC underway.	Data from Phase 3 TSC trial expected the first half of 2018.
	IS		Two-part Phase 3 trial in IS commenced in Q4 2016.
GWP42006 (CBDV)	Epilepsy ASD	We retain global rights	Phase 2 trial ongoing in adults with focal seizures. Phase 2 trials planned within field of ASD. FDA orphan designation in Rett syndrome.	Phase 2 data expected mid 2017. Phase 2 trials within field of ASD expected to commence the third quarter of 2017.
Intravenous GWP42003	Neonatal Hypoxic-Ischemic Encephalopathy	We retain global rights	Pre-clinical. FDA orphan and fast track designation. Phase 1 trial commenced in the fourth quarter of 2016.	Phase 1 data expected in 2017.

Other Orphan Product Candidates

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Combination of GWP42002 and GWP42003	Glioma	We retain global rights	Phase 2a trial complete. FDA orphan designation.	Phase 2a data expected in Q1 2017

Other Pipeline Product Candidates

Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
GWP42003	Schizophrenia	We retain global rights	Positive Phase 2 proof-of-concept.	Data under review for next steps.
Sativex (nabiximols)	MS spasticity Cerebral Palsy spasticity	Otsuka, Almirall, Novartis, Bayer, Neopharm and Ipsen.	Approved in 30 countries (excluding the United States) Phase 2 trial complete	Phase 2 data expected Q1 2017.

Epidiolex® for Orphan Childhood-onset Epilepsy

Our lead cannabinoid product candidate is Epidiolex, a liquid formulation of pure plant-derived CBD, which is in development for the treatment of a number of rare childhood-onset epilepsy disorders. Several features of the pharmacology of certain cannabinoids suggest that they may be candidates for investigation as anti-epileptic drugs, or AEDs. We have been conducting pre-clinical research of CBD in epilepsy since 2007, primarily in collaboration with the University of Reading in the United Kingdom. This research has shown that CBD has significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models and that it has the ability to treat seizures in acute animal models of epilepsy with significantly fewer side effects than existing AEDs.

Many cases of epilepsy are able to be classified and have clearly defined natural histories providing important information on the likelihood of seizure control and chance of remission. Some of the rarer electroclinical syndromes have very poor responses to treatment and negligible remission rates such as Ohtahara in neonates, Dravet syndrome in infants, LGS in young children and progressive myoclonic epilepsies in adolescence. An electroclinical syndrome is a complex of clinical features, signs and symptoms that together define a distinctive, recognizable clinical disorder,

Our strategy for the development of Epidiolex within the field of childhood-onset epilepsy is to initially concentrate formal development efforts on four orphan indications: Dravet Syndrome, LGS, TSC and IS. We have to date received Orphan Drug Designation from the FDA for Epidiolex for the treatment of Dravet syndrome, LGS, TSC and IS. Additionally, we have received Fast Track Designation from the FDA and Orphan Designation from the EMA for Epidiolex for the treatment of Dravet syndrome. We expect to further expand the potential market opportunity of Epidiolex by targeting additional orphan seizure disorders.

Epilepsy Market Overview

Epilepsy afflicts between 1.3 million to 2.8 million adults and children in the United States according to the Epilepsy Foundation. The Epilepsy Foundation believes its most accurate estimate is 2.2 million people, or 7.1 for every 1,000 people. According to Kwan and Brodie in the February 2000 edition of the New England Journal of Medicine, 36 percent of patients with epilepsy were pharmacoresistant. Of the patients in the study, 47 percent became seizure-free during treatment with their first AED, 13 percent became seizure-free during treatment with a second AED as a monotherapy, and 4 percent became seizure-free with a third AED or treatment with multiple AEDs. The remaining 36 percent of patients were classified by the authors as having pharmacoresistant epilepsy. Furthermore it is recognized that some of those that do find relief often suffer side effects severe enough with their current medication that an alternative or adjunct treatment is often sought. The costs of uncontrolled epilepsy are significant, with direct and indirect costs associated with epilepsy totaling more than $15 billion per year. It is estimated that 50,000 epilepsy related deaths occur each year, more than breast cancer deaths annually.

According to Russ et al. in the February 2012 edition of Pediatrics, there are 466,000 childhood epilepsy patients in the United States and 765,000 patients in Europe, of which 30 percent, or about 140,000 patients in the United States and about 230,000 in Europe, are deemed medically intractable or pharmacoresistant.

Dravet Syndrome

Dravet syndrome is a severe infantile-onset, genetic, drug-resistant epilepsy syndrome with a distinctive but complex electroclinical presentation. Onset of Dravet syndrome occurs during the first year of life with clonic seizures (jerking) and tonic-clonic (convulsive) seizures in previously healthy and developmentally normal infants. Symptoms peak at about five months of age, and the latest onset beginning by 15 months of age. Other seizures develop between one and four years of age such as prolonged focal dyscognitive seizures and brief absence seizures, and duration of these seizures decreases during this period, but their frequency increases. Prognosis is poor and approximately 14 percent of children die during a seizure, because of infection due, for example, to prolonged periods of physical inactivity, the presence of advanced neurodegenerative disease or a compromised level of consciousness requiring a feeding tube, or suddenly due to uncertain causes, often because of the relentless neurological decline or from Sudden Unexpected Death in Epilepsy. Patients develop intellectual disability and life-long ongoing seizures. Intellectual impairment varies from severe in 50 percent of patients, to moderate and mild intellectual disability each accounting for 25 percent of cases. Patients may rarely return to normal intellect.

According to Forsgren L. et al. in the 2004 edition of Epilepsy in Children, the incidence of epilepsy in the first year of life is 1.5 per 1,000 people, or, by our estimate, 6,450 new epilepsies per year worldwide. According to Dravet et al. in the 2012 edition of Epileptic Syndromes in Infancy, Childhood and Adolescence, up to 5 percent of epilepsies diagnosed in the first year of life are Dravet syndrome, equating to 320 new cases per year in the United States with a mortality rate that studies have shown may be as high as 15 percent in the first 20 years of life. By our estimate, there are approximately 5,440 patients with Dravet syndrome in the United States under the age of 20 years. Applying the same assumptions in Europe, we believe there are an estimated 6,710 Dravet syndrome patients in the European Union under the age of 20 years.

A large percentage of cases of Dravet syndrome have a family history for epilepsy or convulsions. Heterozygous de novo mutations of the alpha 1 (α-1) subunit of the SCN1A gene, which encodes a voltage-gated sodium channel, are the major cause of Dravet syndrome and are found in approximately 75 percent – 80 percent of patients and more than 500 SCN1A mutations have been reported to be associated with this disorder. There are currently no FDA-approved treatments specifically indicated for Dravet syndrome. The standard of care usually involves a combination of the following anticonvulsants: clobazam, clonazepam, leviteracetam, topirimate, valproic acid, ethosuximide or zonisamide. Stiripentol is approved in Europe for the treatment of Dravet syndrome in conjunction with clobazam and valproate. In the United States, stiripentol was granted an Orphan Drug Designation for the treatment of Dravet syndrome in 2008; however, the drug is not FDA approved. Potent sodium channel blockers used to treat epilepsy actually increase seizure frequency in patients with Dravet syndrome. The most common are phenytoin, carbamazepine, lamotrigine and rufinamide. Management of this disease may also include a ketogenic diet, and physical and communication therapy. In addition to anti-convulsive drugs, many patients with Dravet syndrome are treated with anti-psychotic drugs, stimulants and drugs to treat insomnia.

Dravet Syndrome Phase 3 Clinical Program

We held a pre-Investigational New Drug, or IND, meeting with the FDA in February 2014 to discuss the investigational plan for Epidiolex in Dravet syndrome, following which we opened a commercial IND in May 2014. In October 2014, we commenced a Phase 2/3 trial designed as a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other AEDs. Part One was completed in February 2015, and included pharmacokinetic and dose-finding data elements in a total of 34 patients over a 3 week treatment period.

Following a review of the Part One data by an independent panel, Part Two (Phase 3) of the trial commenced in March 2015, and was a placebo-controlled safety and efficacy evaluation of Epidiolex (at a dose of 20mg/kg per day) over a 3-month treatment period.

This Phase 3 trial randomized 120 patients into two arms, Epidiolex 20mg/kg/day (n=61) and placebo (n=59). Epidiolex or placebo was added to current AED treatment regimens. On average, patients were taking approximately three AEDs, having previously tried and failed an average of more than four other AEDs. The average age of trial participants was ten years and 30 percent of patients were younger than six years of age. The median baseline convulsive seizure frequency per month was 13.

The primary efficacy endpoint was a comparison between Epidiolex and placebo measuring the percentage change in the monthly frequency of convulsive seizures during the 14-week treatment period compared with the 4-week baseline observation period. In this trial, patients taking Epidiolex achieved a median reduction in monthly convulsive seizures of 39 percent compared with a reduction on placebo of 13 percent, which was highly statistically significant (p=0.012). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. The difference between Epidiolex and placebo emerged during the first month of treatment and was sustained during the entire treatment period. Results from secondary efficacy endpoints reinforced the overall effectiveness observed with Epidiolex.

Additional secondary efficacy endpoint data from this Phase 3 pivotal trial in Dravet syndrome were presented in a poster at the 70th Annual Meeting of the American Epilepsy Society in December 2016 which included the following:

•	In the 12-week maintenance period (not including the dose escalation period), Epidiolex treatment effect increased further, achieving a median reduction in monthly convulsive seizures of 41 percent compared with a reduction on placebo of 16 percent, which was highly statistically significant (p=0.0052). Three CBD patients achieved total seizure freedom during the entire treatment period, with one additional CBD patient achieving convulsive seizure freedom during the entire maintenance period. No placebo patients experienced seizure freedom.
•	Caregivers of patients on Epidiolex were significantly more likely to report an improvement in overall condition on the Caregiver Global Impression of Change (CGIC) (p=0.0155).
•	During the treatment period, patients taking Epidiolex achieved a median reduction in monthly total seizures of 29 percent compared with a reduction of 9 percent in patients receiving placebo, which was statistically significant (p=0.0335). When looking at the 12-week maintenance period, Epidiolex treatment effect increased further, achieving a median reduction in monthly convulsive seizures of 37 percent compared with a reduction on placebo of 10 percent, which was statistically significant (p=0.0234).
•	A consistent separation between Epidiolex and placebo across all response rates. At the 50 percent seizure reduction threshold, the separation between Epidiolex and placebo approached statistical significance (p=0.0784).

Epidiolex was generally well tolerated in this trial. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) were: somnolence, diarrhea, decreased appetite, fatigue, pyrexia, vomiting, lethargy, upper respiratory tract infection and convulsion. Of those patients on Epidiolex that reported an adverse event, 84 percent reported it to be mild or moderate. Ten patients on Epidiolex experienced a serious adverse event compared with three patients on placebo. There was no difference in episodes of status epilepticus between Epidiolex and placebo. Eight patients on Epidiolex discontinued treatment due to adverse events compared with one patient on placebo. Increases in ALT or AST (levels >3× ULN) occurred in 12 patients on Epidiolex and 1 placebo patient; all patients were on concomitant Valproic Acid. There is a set of accepted criteria for identifying whether these transient elevations of liver enzymes are a signal for serious toxicity. These criteria are known as Hy’s law. No patients met these criteria for drug-induced liver injury. All elevations resolved to lower than 3x ULN.

We are working with the investigators in this trial on a manuscript for peer-review publication. We expect this paper will be published in the first half of 2017.

In addition to this first Phase 3 trial, we are conducting a second Phase 3 trial of Epidiolex in Dravet syndrome which is expected to recruit 180 patients. This placebo-controlled trial differs from the first Phase 3 trial in that it includes two Epidiolex dose arms, at 20mg/kg per day and at 10 mg/kg per day. We continue to work to enroll this trial and expect to report results from the trial in 2017. Each of these trials will be the largest known controlled trials in Dravet syndrome.

Lennox-Gastaut Syndrome

LGS is a type of epilepsy with multiple types of seizures, particularly tonic (stiffening) and atonic (drop) seizures. According to Trevathan et al. in the December 1997 edition of Epilepsia, the estimated prevalence of LGS is between 3 percent and 4 percent of childhood epilepsy with the cause of the disorder unknown in 1 out of 4 children. LGS affects between 14,500 – 18,500 children under the age of 18 years in the United States and over 30,000 children and adults in the United States. Eighty percent of children with LGS continue to experience seizures, psychiatric, and behavioral deficits in adulthood. Seizures due to LGS are hard to control and they generally require life-long treatment as LGS usually persists into the adult years. Historically patients with LGS have had few effective treatment options. Intellectual and behavioral problems associated with LGS are common and add to the complexity of this syndrome and the difficulties in managing life with LGS.

Drug resistance is one of the main features of LGS. Generally, treatment often requires broad spectrum AEDs and/or polypharmacy. Treatment will also depend on the seizure type as some treatments that are effective for one type of seizure may worsen another. The FDA approved treatments for LGS are: Onfi (clobazam); Banzel (rufinamide); Lamictal (lamotrigine); Topamax (topirimate); and Felbatol (felbamate). These medicines are often used as adjunctive therapy with existing medications. When used with other particular AEDs, the FDA approved treatments for LGS show a level of efficacy, however, many also have severe undesirable side effects. Furthermore, several of these medicines are based on the same mechanism of action as traditional AEDs. As patients with LGS generally need to take several treatments to gain any change to their seizure frequency, we believe that there is a need for further pharmacological treatments, particularly those with a different mechanism of action, to give prescribers more options in treating this rare, pharmacoresistant syndrome.

LGS Phase 3 Clinical Program

In April 2015, we commenced a Phase 3, randomized, double-blind placebo-controlled trial to evaluate the safety and efficacy of Epidiolex for the treatment of LGS in patients who are being treated with other AEDs. Patients aged two to 55 years with a confirmed diagnosis of drug-resistant LGS currently uncontrolled on one or more concomitant AEDs were eligible to participate in this trial. The trial randomized 171 patients into two arms, where Epidiolex 20mg/kg/day (n=86) or placebo (n=85) was added to current AED treatment. On average, patients were taking approximately 3 AEDs, having previously tried and failed an average of 6 other AEDs. The average age of trial participants was 15 years (34 percent were 18 years of age or older). The median baseline drop seizure frequency per month was 74.

The primary efficacy endpoint of this trial was a comparison between Epidiolex and placebo in the percentage change in the monthly frequency of drop seizures during the 14 week treatment period (2 week dose escalation period followed by 12 weeks of maintenance) compared to the 4 week baseline period before randomization. Drop seizures were defined as atonic, tonic and tonic-clonic seizures involving the entire body, trunk or head that led or could have led to a fall, injury, slumping in a chair or hitting the patient’s head on a surface. During the treatment period, patients taking Epidiolex achieved a median reduction in monthly drop seizures of 44 percent compared with a reduction of 22 percent in patients receiving placebo, and the difference between treatments was statistically significant (p=0.0135). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. The difference between Epidiolex and placebo emerged during the first month of treatment and was sustained during the entire treatment period. The results from secondary efficacy endpoints reinforced the overall effectiveness observed with Epidiolex.

Additional secondary efficacy endpoint data from this Phase 3 pivotal trial in LGS were presented in a poster at the 70th Annual Meeting of the American Epilepsy Society in December 2016 which included the following:

•	In the 12-week maintenance period (not including the dose escalation period), Epidiolex treatment effect increased further, achieving a median reduction in monthly drop seizures of 49 percent compared with a reduction on placebo of 20 percent, which was highly statistically significant (p=0.0096).
•	No patients in either treatment group were drop seizure free during the treatment period. Three patients on Epidiolex were drop seizure free during the entire maintenance period, compared with no placebo patients.
•	Caregivers of patients on Epidiolex were significantly more likely to report an improvement in overall condition on the S/Caregiver Global Impression of Change scale (p=0.0008).
•	During the treatment period, patients taking Epidiolex achieved a median reduction in monthly total seizures of 41 percent compared with a reduction of 14 percent in patients receiving placebo, which was statistically significant (p=0.0005). When looking at the 12-week maintenance period, Epidiolex treatment effect increased further, achieving a median reduction in monthly total seizures of 45 percent compared with a reduction on placebo of 15 percent, which was highly statistically significant (p=0.0004).
•	Median non-drop seizure frequency reduced by 49 percent in the CBD group, compared with 23 percent in the placebo group during the treatment period, which was statistically significant (p=0.0044).
•	A consistent separation between Epidiolex and placebo across all drop seizure response rates. At the 50 percent seizure reduction threshold, there was a statistically-significant separation between Epidiolex and placebo (p=0.0043).

Epidiolex was generally well tolerated in this trial. Overall, 86 percent of all Epidiolex patients experienced an adverse event compared with 69 percent of patients on placebo. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) were: diarrhea, somnolence, decreased appetite, pyrexia, and vomiting. Of those patients on Epidiolex who reported an adverse event, 78 percent reported it to be mild or moderate. Nine patients on Epidiolex experienced a treatment-related serious adverse event compared with one patient on placebo. There was no difference in episodes of status epilepticus between Epidiolex and placebo. Twelve patients on Epidiolex discontinued treatment due to adverse events compared with one patient on placebo. Increases in ALT or AST (levels >3× ULN) occurred in 19 patients on Epidiolex and 1 placebo patient; 15 of the patients were on concomitant Valproic Acid. There is a set of accepted criteria for identifying whether these transient elevations of liver enzymes are a signal for serious toxicity. These criteria are known as Hy’s law. No patients met these criteria for drug-induced liver injury. All elevations resolved to below 3x ULN. There was one death in the Epidiolex group, which was deemed unrelated to treatment. Of the patients who completed this trial, 100 percent have opted to continue into an open-label extension trial.

In addition to this first Phase 3 trial of Epidiolex in LGS, in June 2015 we commenced a second Phase 3, randomized, double-blind placebo-controlled trial to evaluate the safety and efficacy of Epidiolex for the treatment of LGS in patients who are being treated with other AEDs. Patients aged 2-55 years with a confirmed diagnosis of drug-resistant LGS currently uncontrolled on one or more concomitant AEDs were eligible to participate in this trial. The trial randomized 225 patients into three arms, where Epidiolex 20mg/kg/day (n=76), Epidiolex 10mg/kg/day (n=73) or placebo (n=76) was added to current AED treatment. On average, patients were taking approximately 3 AEDs, having previously tried and discontinued an average of 7 other AEDs. The average age of trial participants was 16 years (30 percent were 18 years or older). The median drop seizure frequency over the 4 week baseline period was 85.

The primary efficacy endpoint of this trial was a comparison between Epidiolex and placebo in the percentage change in the monthly frequency of drop seizures during the 14 week treatment period (two week dose escalation period followed by 12 weeks of maintenance) compared to the 4 week baseline period before randomization. Drop seizures were defined as atonic, tonic or tonic-clonic seizures involving the entire body, trunk or head that led or could have led to a fall, injury, slumping in a chair or hitting the patient's head on a surface. During the treatment period, patients taking Epidiolex 20mg/kg/day achieved a median reduction in monthly drop seizures of 42 percent compared with a reduction of 17 percent in patients taking placebo (p=0.0047), and patients taking Epidiolex 10mg/kg/day achieved a median reduction in monthly drop seizures of 37 percent compared with a reduction of 17 percent in patients taking placebo (p=0.0016). A series of sensitivity analyses of the primary endpoint for both dose groups confirmed the robustness of these results. In both dose groups, the difference between Epidiolex and placebo emerged during the first month of treatment and was sustained during the entire treatment period. Results from secondary efficacy endpoints in both dose groups reinforced the overall effectiveness observed with Epidiolex.

Epidiolex was generally well tolerated in this trial. One patient on 10mg/kg Epidiolex discontinued treatment due to an adverse event compared with six patients on 20mg/kg and one patient on placebo. Of the 84 percent of 10mg/kg patients who experienced an adverse event, 89 percent of them deemed it to be mild or moderate. Of the 94 percent of 20mg/kg patients who experienced an adverse event, 88 percent of them reported it to be mild or moderate. 72 percent of patients on placebo experienced an adverse event. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) in the 10mg/kg group were: somnolence, decreased appetite, upper respiratory infection, diarrhea, and status epilepticus. None of the cases of status epilepticus in the 10mg/kg group was deemed treatment-related. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) in the 20mg/kg group were: somnolence, decreased appetite, diarrhea, upper respiratory infection, pyrexia, vomiting, and nasopharyngitis. Thirteen patients on Epidiolex 10mg/kg experienced a serious adverse event (two of which were deemed treatment-related) compared with thirteen patients on 20mg/kg (five of which were deemed treatment-related) and eight patients on placebo (none of which were deemed treatment-related). There were no deaths in this trial. Of the patients who completed this trial, 99 percent have opted to continue into an open-label extension trial.

The detailed analysis of the data from this trial is on-going and we expect data from this trial to be submitted for presentation at a medical meeting in the first half of 2017.

Drug:Drug Interactions

Drug:drug interactions, or DDIs, in epilepsy are commonplace and clinicians routinely monitor blood levels of concomitant AEDs. We now have extensive real world experience of Epidiolex, with approximately 1,000 patients currently on treatment.

At our pre-NDA meeting, we reached agreement with FDA on the scope of our DDI studies. A number of these studies have now been completed and to date the only DDI identified is an interaction with clobazam, which results in increases in the first metabolite, n-desmethylclobazam, and not in raised levels of clobazam itself. There are patients within both the EAP and the GW sponsored Phase 3 studies who achieved meaningful seizure reductions, even becoming seizure free, who are not on concomitant clobazam.

Regulatory Submissions for Dravet syndrome and LGS

Following the success of the first Dravet syndrome Phase 3 trial, we requested a pre-NDA meeting with the FDA to discuss a proposed Dravet syndrome NDA. This meeting took place in July 2016 and included some discussion of the LGS trial data. As a result of this meeting, we believe the guidance received was both positive and supportive of our proposed filing strategy to submit a single NDA that includes Phase 3 data from one Dravet trial and two LGS trials. Subject to satisfactory review, we now anticipate simultaneous approval of both indications and do not expect to wait for results from the second trial in Dravet syndrome prior to this submission.

In November 2016, we held a CMC pre-NDA meeting. At this meeting, agreement was reached on key questions related to the CMC content of our planned NDA submission.

We are on track to submit the NDA to the FDA at the end of the first half of 2017.

In Europe, we expect to hold pre-submission meetings with the EMA in the first quarter of 2017 and are making plans to submit a marketing authorization application in Europe in the second half of 2017.

Tuberous Sclerosis Complex (TSC)

TSC is a genetic disorder that causes non-malignant tumors to form in many different organs, primarily in the brain, eyes, heart, kidney, skin and lungs. The brain and skin are the most affected organs. TSC results from a mutation in tumor suppression genes TSC1 or TSC2. According to the Tuberous Sclerosis Alliance, TSC is estimated to affect approximately 50,000 patients in the United States. The most common symptom of TSC is epilepsy, which occurs in 75 – 90 percent of patients, about 70 percent of whom experience seizure onset in their first year of life. Approximately 60 percent of these TSC patients (or approximately 25,000 of patients in the United States) have treatment-resistant seizures. The seizures of TSC are typically focal in onset, meaning that they are localized to one hemisphere of the brain. There are significant co-morbidities associated with TSC including cognitive impairment in 50 percent, autism spectrum disorders in up to 40 percent and neurobehavioral disorders in over 60 percent of individuals with TSC.

A number of patients with TSC have been treated with Epidiolex in the expanded access program (as explained in detail below). At the 69 th Annual Meeting of the American Epilepsy Society in December 2015, safety and efficacy data on 10 patients diagnosed with TSC from the physician-led open-label Epidiolex expanded access program were presented by Massachusetts General Hospital for Children (Geffrey et al 2015). The percent of patients who reported a 50 percent or greater reduction in seizures were 50 percent, 50 percent, 40 percent, 60 percent and 66 percent at 2, 3, 6, 9, and 12 months of treatment with Epidiolex, respectively. Side effects were seen in five patients (50 percent) and most were resolved with AED or CBD dose adjustments.

TSC Phase 3 Clinical Program

In April 2016, we commenced a Phase 3 trial of Epidiolex in patients with TSC. This dose-ranging trial is a 16-week comparison of Epidiolex versus placebo in a total of approximately 200 patients, aged one to 65 years, to assess the safety and efficacy of Epidiolex as an adjunctive anti-epileptic treatment. The primary measure of this trial is the percentage change from baseline in seizure frequency during the treatment period. Primary endpoint seizures include focal motor seizures with or without impairment of consciousness or awareness and generalized convulsive seizures. We expect to report data from this trial in the first half of 2018.

Infantile Spasms (IS)

According to the National Institute of Neurological Disorders and Stroke, an infantile spasm is a specific type of seizure seen in an epilepsy syndrome of infancy and childhood known as West syndrome. West syndrome is characterized by infantile spasms, developmental regression, and a specific pattern on electroencephalography, or EEG, testing called hypsarrhythmia (chaotic brain waves). The onset of infantile spasms is usually in the first year of life, typically between 4 to 8 months of age. The seizures primarily consist of a sudden bending forward of the body with stiffening of the arms and legs; some children arch their backs as they extend their arms and legs. Spasms tend to occur upon awakening or after feeding, and often occur in clusters of up to 100 spasms at a time. Infants may have dozens of clusters and several hundred spasms per day. Many underlying disorders, such as birth injury, metabolic disorders, and genetic disorders can give rise to spasms, making it important to identify the underlying cause. In some children, no cause can be found.

According to data published on Medscape, the condition constitutes 2 percent of childhood epilepsies and 25 percent of epilepsies with onset in the first year of life. There are approximately 2,000 to 4,000 new cases in the United States each year. Cognitive and developmental delay is severe in 70 percent of patients, often with psychiatric problems such as autistic features or hyperactivity. IS usually stops by five years of age, but may be replaced by other seizure types. It has been found that 50 percent to 70 percent of patients develop other seizure types and that 18 to 50 percent will develop LGS or some other form of symptomatic generalized epilepsy. The long-term prognosis is poor and includes increased mortality and severe neurodevelopmental impairment.

The FDA approved treatments for IS are ACTH (Acthar Gel) and vigabitrin (Sabril). These treatment options are successful in 20 percent to 80 percent of patients. Both of these medicines have significant adverse events, including boxed warnings limiting their long-term use.

On December 7, 2015, at the Annual Meeting of the American Epilepsy Society, safety and efficacy data on 9 patients suffering from epileptic spasms from the Epidiolex expanded access program were presented by Massachusetts General Hospital for Children (Abati et al.). Epilepsy spasms often remain refractory to standard AEDs. According to this poster, Epidiolex exerted its effects in a short time course, with a response rate of 67 percent after two weeks and 78 percent after one month. Three of nine patients became spasm-free after two weeks of Epidiolex treatment. By parent report, patients also showed cognitive gains including improvements in alertness, verbal capacity/communication, and cognitive availability.

IS Phase 3 Clinical Program

We commenced a two-part Phase 3 trial of Epidiolex in patients with IS in the fourth quarter of 2016. The first part of the trial will recruit 10 patients and is expected to complete in the first half of 2017. Subject to review by an independent panel, the second pivotal phase of the trial is expected to commence shortly after this review.

Cannabinoid Rationale for Treating Epilepsy

Several features of the pharmacology of certain cannabinoids suggest that they may be candidates for investigation as AEDs. A series of validated laboratory experiments have shown that certain cannabinoids can modulate neurotransmission, can reduce neuro-inflammation and can affect oxidative stress. These cannabinoids may simultaneously modulate a number of endogenous systems to attenuate and/or prevent epileptic neuronal hyperexcitability. These include ion channel control, inflammation, modulation of oxidative stress and inhibition of gene expression of epilepsy-associated genes.

Several different ion channels influence epileptogenesis (the process by which a normal brain develops epilepsy) including both ligand-gated and voltage-gated ion channels. It is the former to which a proportion of the actions of plant cannabinoids can be attributed, for example through agonism and antagonism of G-protein coupled receptors, including orphan receptors as well as modulation of transient receptor potential (TRP) channels (differentially activated, repressed and desensitized by different plant cannabinoids). Additionally it is now recognized that there is a role for inflammation in epilepsy. Some cannabinoids possess anti-inflammatory properties including inhibition of pro-inflammatory cytokine release and modulation of glial cell/neuronal interactions. Furthermore cannabinoids modulate oxidative stress and production of toxic nitric oxide. Research shows that other than THC, most plant cannabinoids have little or no affinity for the cannabinoid receptors, and therefore do not share the unwanted psychoactivity that goes along with stimulation of the CB1 receptor in particular.

Finally, certain cannabinoids may possess disease modifying potential through regulation of epilepsy-related genes, as well as up-regulation of endogenous anti-convulsant neuropeptides and/or compensatory systems.

Based on recent findings in The Journal of Pharmacology and Experimental Therapeutics, CBD is likely to be acting via more than one mechanism of action with the effect of reducing neuronal hyperexcitability. Neuronal hyperexcitability occurs when the nerve keeps firing and can lead to seizures. There are several mechanisms that aim to stop nerves firing once they have stimulated the post-synaptic nerve. Among these mechanisms is the movement of positively charged ions, e.g. sodium and calcium, across the cell membrane in a process called re-polarization. If these mechanisms are faulty, then the continued firing means ‘hyperexcitability’. Importantly, the anti-seizure effects of CBD are not dependent on cannabinoid receptors, nor on sodium channels.

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

Our CBD Pre-Clinical Research in Pediatric Epilepsy

We have conducted pre-clinical research of CBD in epilepsy for several years and have reported significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. This research has shown the ability of CBD to treat seizures in acute models of epilepsy with significantly fewer side effects than existing AEDs. Our cannabinoid research compounds were screened in electrically discharging hippocampal brain slices caused by the omission of Mg2+ ions from, or addition of the K+ channel blocker, 4-aminopyridine (4-AP) to the bathing solution. In these models, 100μM of CBD decreased epileptiform amplitude and duration as well as burst frequency; importantly, this compound exerted no effect upon the propagation of epileptiform activity.

Subsequently, the anti-convulsant actions of 1, 10 and 100 mg/kg of CBD were examined in three different in vivo seizure rodent models. In the Pentylenetetrazol (PTZ) induced acute, generalized seizures model, 100 mg/kg of CBD significantly decreased mortality rate and the incidence of tonic-clonic seizures. In the acute pilocarpine model of temporal lobe seizures all doses of CBD significantly reduced the percentage of animals experiencing the most severe seizures. In this model of partial seizures, 10 and 100 mg/kg of CBD significantly decreased the percentage of animals dying as a result of seizures and all doses of CBD also decreased the percentage of animals experiencing the most severe tonic-clonic seizures.

During 2013, we received increasing interest among U.S. pediatric epilepsy specialists and patient organizations in the potential role of CBD in treating intractable childhood epilepsy, in particular Dravet syndrome. This interest led to a medical conference organized by the New York University School of Medicine on October 4, 2013 titled: “Cannabidiols: Potential Use in Epilepsy and Other Neurological Disorders.” Epilepsy specialists at the meeting viewed CBD as attractive for the treatment of these disorders for a variety of reasons, including:

•	Case reports of its efficacy in severe, refractory patients consistently provide encouraging signals; and

•	CBD’s “natural” profile and safety data generated to date suggest that it could be an attractive treatment option without the unwanted side effects of other AEDs.

In addition, specialists at this conference concluded the following:

•	Only a pharmaceutical formulation of CBD which could meet FDA requirements for standardization and quality control would be appropriate for administering to children; and

•	Placebo-controlled trials should be performed as a matter of urgency in order to provide robust evidence of the safety and efficacy of CBD.

Epidiolex Expanded Access INDs

In parallel with our commercial clinical trial programs, the FDA has been receiving and approving INDs from independent investigators in the United States to allow treatment with Epidiolex in children and young adults with a range of epilepsy syndromes. To date, the FDA has granted 20 intermediate expanded access INDs to independent physician investigators in the United States to treat a total of 474 children and young adults suffering from intractable epilepsy with Epidiolex. In addition, the FDA has granted further INDs to treat 637 additional patients under expanded access programs supported by seven U.S. states and for which we are supplying Epidiolex. The FDA may authorize expanded access programs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives. The patients in these INDs suffer not only from Dravet syndrome, LGS, TSC and IS but also from other pediatric epilepsy syndromes. The FDA has also authorized to physicians 15 individual emergency INDs and three individual patient non-emergency INDs.

The Lancet Neurology Data

On December 23, 2015, Epidiolex data from the physician-led expanded access program in treatment-resistant epilepsy were published by the treating physicians in The Lancet Neurology (Devinsky et al., Cannabidiol in Patients with Treatment Resistant Epilepsy: an open-label interventional trial, Lancet Neurology December 23, 2015). This paper provides a more expansive description of data previously presented at the American Academy of Neurology Annual Meeting in April 2015. Data in the paper are from 11 independent epilepsy centers in the United States; 162 patients who had at least 12 weeks of follow-up after the first dose of cannabidiol were included in the safety and tolerability analysis, and 137 patients were included in the efficacy analysis. Of these 162 patients, there were 33 patients with Dravet syndrome and 31 patients with LGS. The published paper reported that Epidiolex reduced seizure frequency across multiple drug-resistant epilepsy syndromes and seizure types and was generally well tolerated. In the paper the authors note that the administration of Epidiolex as an add-on treatment led to a clinically meaningful reduction in seizure frequency in many patients and had an adequate safety profile in this patient population with highly treatment-resistant epilepsies. The safety and tolerability profile of Epidiolex was favorable with only 3 percent of patients terminating therapy due to an adverse event. Highlights from the publication of particular relevance to GW’s pivotal trial programs in Dravet syndrome and LGS include:

•	Dravet syndrome: The median reduction in monthly motor (i.e., convulsive) seizures was 49.8 percent (n=32). 50 percent of Dravet syndrome patients had a 50 percent or greater reduction in monthly motor seizures. During the last 4 weeks of therapy, 13 percent (n=4) were free of motor seizures; these patients were also free of all other seizure types. In Dravet syndrome patients who experienced them at baseline, there was a median 69.2 percent reduction in monthly tonic seizures (n=6), 46.7 percent reduction in monthly tonic-clonic seizures (n=29), and 83.3 percent reduction in non-motor focal seizures (n=10).

•	LGS: A median 68.8 percent reduction in average monthly atonic seizures was observed (n=14). During the last 4 weeks of therapy, 21 percent (n=3) were free of atonic seizures and 3 percent (n=1) were totally seizure free. In LGS patients who experienced motor and tonic seizures at baseline, there were median 36.8 percent (n=30) and 44 percent (n=21) reductions, respectively.

•	Clobazam co-therapy was associated with a higher rate of treatment response (median reduction in convulsive seizures): 56.4 percent v. 35.0 percent at week 12; this may reflect elevations in the N-desmethyl clobazam metabolite. This apparent effect of clobazam co-therapy was not seen in Dravet syndrome or LGS groups — at week 12, 53 percent of Dravet/LGS patients on Clobazam were 50 percent responders compared with 54 percent not taking Clobazam (odds ratio 0.97 (95 percent Confidence Interval — 0.35 – 2.65)).

•	Adverse events occurred in 79 percent of all patients treated with cannabidiol (n=162). Adverse events reported in greater than 10 percent of patients were somnolence (25 percent), decreased appetite (19 percent), diarrhea (19 percent), fatigue (13 percent) and convulsion (11 percent). Most adverse events were mild or moderate and transient. Five patients (3 percent) discontinued treatment due to an adverse event.

•	Serious adverse events were reported in 48 patients (30 percent), including one death, regarded as unrelated to CBD. Serious adverse events which were deemed possibly related to CBD occurred in 20 patients.

The authors noted that without a control group, the results regarding efficacy and safety should be interpreted cautiously.

2015 American Epilepsy Data

In addition to the data published in The Lancet Neurology, seven abstracts related to the physician-led expanded access program for Epidiolex in treatment-resistant epilepsy were presented at the 69 th Annual Meeting of the American Epilepsy Society including data from the physician-led Epidiolex expanded access program. On December 7, 2015, at the Annual Meeting of the American Epilepsy Society, physician reports of clinical effect and safety data was presented on 261 children and young adults with treatment-resistant epilepsy who had been treated with Epidiolex for a period of at least 12 weeks (Devinsky et al.). This data is from 16 clinical sites in the United States and was generated under the expanded access program. In addition, physician reports of safety data were presented on 313 patients (261 patients with 12 weeks treatment effect data plus an additional 52 patients still in their first 12 weeks of treatment or who withdrew from treatment).

The patients included in the Epidiolex program had Dravet syndrome (17 percent of the total) and LGS (15 percent of the total), as well as 14 other types of severe epilepsy, such as TSC, Aicardi syndrome and Doose syndrome. Many of these other types of epilepsy are severe and rare, and several patients with these epilepsies have major congenital structural brain abnormalities.

The 261 patients were predominately children with an average age of 11.8 years. In all cases, Epidiolex was added to current AED treatment regimes. On average, patients were taking approximately three other AEDs. At baseline, the median number of convulsive seizures per month was 31.

Clinical Effect Data — All Patients

Data was presented on all 261 patients who had at least 12 weeks treatment. Treatment was open label. Of these 261 patients, 135 patients had also reached 36 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) was reported for each patient. The following data was presented showing the median change in seizure frequency compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24	Week 36
Median change in seizure frequency	-33.5%	-42.5%	-45.1%	-49.5%	-45.9%	-44.1%

At the end of 12 weeks, 47 percent of all patients experienced a ≥50 percent reduction in seizures and 9 percent of all patients were seizure-free.

At the end of 12 weeks, the median overall reduction in convulsive seizure frequency was 48.8 percent.

Clinical Effect Data — Dravet syndrome patients only

Data was presented on 44 patients with Dravet syndrome who had at least 12 weeks treatment data. Of these 44 patients, 25 patients had also reached 36 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) was reported for each patient. The following data was presented showing the median change in seizure frequency compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24	Week 36
Median change in seizure frequency	-36.8%	-56.4%	-62.7%	-56.2%	-55.4%	-50.6%

At the end of 12 weeks, 13 percent of Dravet syndrome patients were seizure-free.

Of the 44 patients with Dravet syndrome, 42 patients had convulsive seizures at baseline. At the end of 12 weeks, the median reduction in convulsive seizures in these patients was 52.3 percent.

Clinical Effect Data — Patients without Dravet syndrome

Data was made available on all 217 patients with diagnoses other than Dravet syndrome who had at least 12 weeks treatment. Of these 217 patients, 110 patients had also reached 36 weeks treatment at the time of data analysis. Information collected on all seizures (convulsive and non-convulsive) was reported for each patient. The following data was presented showing the median change in seizure frequency compared to a 4-week baseline period.

	Week 4	Week 8	Week 12	Week 16	Week 24	Week 36
Median change in seizure frequency	-33.3%	-41.2%	-41.4%	-47.0%	-45.5%	-44.1%

Clinical Effect Data — LGS patients only

Data was presented on 40 patients with LGS who had at least 12 weeks treatment data. Of these patients, 14 had atonic seizures at baseline. In these patients, there was a 71.1 percent median reduction in the number of atonic seizures at the end of 12 weeks.

Safety Data

Safety data was made available on 313 patients (261 patients with 12 weeks treatment effect data plus 52 additional patients for whom 12 week treatment effect data is not yet available or who withdrew from treatment) and represents approximately 180 patient-years of exposure to Epidiolex. The most common adverse events (occurring in 10% or more of patients and resulting from all causes) were somnolence (23 percent), diarrhea (23 percent), fatigue (17 percent), decreased appetite (17 percent), convulsions (17 percent) and vomiting (10 percent). Adverse events led to discontinuation in four percent of patients. Most adverse events were mild or moderate and transient. 14 patients (4 percent) reported an adverse event leading to discontinuation. There were 36 (12 percent) withdrawals from treatment due to lack of clinical effect. Serious adverse events were reported in 106 patients. Of these, serious adverse events in 16 (5 percent) patients were deemed possibly related to treatment, including altered liver enzymes (4 patients), status epilepticus/convulsion (4), diarrhea (4), decreased weight (3), thrombocytopenia (1). Serious adverse events reported under the expanded access program include seven deaths. We are also aware of the death of one patient that received Epidiolex on a compassionate use basis in the United Kingdom. All eight of these deaths have been investigated and were all deemed unrelated to Epidiolex by the independent investigators.

Since the time that this data was collected in September 2015, a further 300 patients have been exposed to Epidiolex in the expanded access program. Over 700 patients have participated in comparative clinical studies, including patients with Dravet Syndrome, LGS or Tuberous Sclerosis. There have been five more deaths reported under the expanded access program. We are also aware of the death of two additional patients who received Epidiolex on a compassionate use basis in the United Kingdom. Outside of these programs, there was one patient death during our recently completed Phase 3 trial of Epidiolex in LGS, and seven patient deaths during the open label extension trial for patients who have completed their treatment under our completed or ongoing Phase 3 trials of Epidiolex in Dravet syndrome and LGS. All fifteen of these deaths have been investigated and all of them have been deemed unrelated to treatment with Epidiolex by the independent investigators

Note Regarding Expanded Access Studies

The expanded access studies we are currently supporting are uncontrolled, carried out by individual physician investigators independent from us, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to an observed treatment effect that may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. The patients treated under these expanded access INDs contain no control or comparator group for reference and these patient data are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Information obtained from these INDs, including the statistical principles that the independent investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of efficacy in our sponsored clinical trials, or evaluated via other statistical principles that may be applied in these trials. We can offer no assurances that the observations reported by the treating physicians under these expanded access INDs are due solely to Epidiolex and not as a result of other factors, such as a beneficial or synergistic drug-drug interaction, as postulated above. Further, due to the non-normal distribution of the data collected from the small sample size, we have chosen to use median data in its analysis. However, other statistical principles may be more appropriate to the analysis of the clinical data generated from our placebo controlled trials of Epidiolex for the treatment of Dravet syndrome, LGS, TSC and IS.

We believe the data we have received to date under these expanded access INDs support the continued investigation of Epidiolex as a potential treatment for epilepsy, including for Dravet syndrome, LGS, TSC and IS.

Emergency INDs

The FDA has also granted to physicians 12 individual emergency INDs. An emergency IND is an IND for the use of an investigational new drug or biological product for clinical treatment of a patient in an emergency situation. In order to be granted an emergency IND the following five conditions must all be met: (1) the patient or patients to be treated have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; (2) FDA must determine that the patient cannot obtain the drug under another IND or protocol; (3) the potential benefits to the patient justify the potential risks of the treatment and the risks from this investigational treatment are not unreasonable in the context of the disease or condition treated with this investigational product; (4) providing the investigational drug for the requested use will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the expanded access use or otherwise compromise the potential development of the expanded access use; and (5) the physician must determine that the probable risk to the person from the investigational drug is not greater than the probable risk from the disease or condition. In these cases, we have responded to, and the FDA has approved, emergency treatment requests from physicians for children hospitalized as a result of severe and potentially life-threatening seizures. In a poster at the American Epilepsy Society annual meeting in December 2014, Lopez C. et al. presented information on a four year old patient with super refractory status epilepticus due to febrile infection related epilepsy syndrome, or FIRES, treated with Epidiolex under an emergency IND concluding that CBD was very well tolerated and associated with a significant improvement in clinical and electrographic seizure burden. We believe eight of the children treated under emergency INDs remain on Epidiolex treatment. Two children treated under emergency INDs died while receiving treatment with Epidiolex and two withdrew due to lack of efficacy; both deaths were deemed unrelated to Epidiolex by the independent investigators.

Collaborations with State Governments in Australia

In October 2015, we announced that we had signed a Memorandum of Understanding, or MOU, with the Government of New South Wales, or NSW, in Australia to advance a research program for Epidiolex and CBDV in children with severe, drug resistant childhood epilepsy. With respect to Epidiolex, the MOU will facilitate (i) a compassionate access program for Epidiolex, (ii) provision for NSW to host additional Phase 3 clinical trials of Epidiolex and (iii) a Phase 4 clinical trial of Epidiolex (to follow completion of the Phase 3 trials). The first patients received treatment under the compassionate access program for Epidiolex in Q3 2016.

In June 2016, we signed an MOU with the Queensland Government in Australia to advance research into the use of cannabinoid-based pharmaceutical products for the treatment of patients in Queensland with serious illness, including childhood epilepsy. The MOU will facilitate (i) establishing a centre to undertake clinician led observational studies using cannabinoid-based investigational medicinal products across a range of childhood developmental disorders, (ii) an expanded access treatment protocol using Epidiolex for a small number of patients with severe drug-resistant epilepsy and (iii) an observational study for a small number of patients with severe drug-resistant epilepsy using Epidiolex and other cannabinoids.

Epidiolex Manufacturing

We are currently manufacturing Epidiolex through utilization of in-house and external third party facilities for various steps in the production process. We expect to satisfy near-term requirements for Epidiolex from these current facilities but we are also in an ongoing process of scaling-up various parts of the production process both in-house and with external third parties.

We are actively scaling our growing and manufacturing of Epidiolex to meet anticipated commercial demand, if approved. From our extensive experience in growing CBD botanical raw material, we are able to utilize a range of growing methods to generate significant quantities of CBD botanical raw material derived from our proprietary CBD plant chemotypes. In 2015, our production of CBD botanical raw materials increased by a factor of approximately 20 times compared with the previous year and increased significantly again in 2016. The combined inventory created by growing operations over the last 2 years equates to approximately 200 tonnes of CBD raw materials for Epidiolex and when purified and formulated, results in approximately 1.6 million 100mg/ml bottles of Epidiolex. With expectations of significant demand for Epidiolex upon potential approval, we plan to continue expansion of our Epidiolex plant growing capacity well beyond our exit 2016 levels and to this end GW recently signed an agreement with a new third party that enables GW to treble its growing capacity from 2017 onwards. The finished product, Epidiolex, is a liquid formulation of pure CBD and there are several processing steps beyond growing to ensure that the product is pure, meets the required FDA specification, and can be manufactured at scale to current Good Manufacturing Practice Regulations. Each step has already been scaled and a further increase in scale of the processes is anticipated during 2016 and into 2017. We believe we are on track to be ready for FDA pre-approval inspection anticipated in the second half of 2017.

Epidiolex Commercialization

We are planning to commercialize Epidiolex in the United States and elsewhere using our own sales and marketing organization. In June 2015, we appointed Julian Gangolli to the newly created position of President, North America and he has been appointed to our Board of Directors. Mr. Gangolli is leading our commercial organization in the United States. We have also recruited a number of U.S. medical affairs, clinical trials and commercial staff, many of whom have strong epilepsy knowledge and experience. We expect this organization to expand over the next 12 months. The creation of the medical affairs team has allowed us to open scientific and consultative communications with key stakeholders, such as the patient and physician communities in the United States. Our commercial staff have begun actively developing our commercial strategy for the United States.

Our U.S. commercial organization is based in our office at Carlsbad, CA. With the successful results from the first Dravet syndrome and two LGS Phase 3 trials, we are now accelerating plans for our potential U.S. commercialization of Epidiolex. We expect to implement a “high efficiency” commercial deployment model expected to include a dedicated sales force of approximately 50 to 60 sales professionals targeting approximately 4,000 – 5,000 U.S. physicians. This commercial organization will be defined by a “high-touch” patient, payor and physician communication, education and distribution model.

We believe that the U.S. physician awareness and enthusiasm for a new therapeutic alternative for the treatment of pediatric epilepsies is high, and that, if approved, Epidiolex would represent a new class of anti-convulsant with a potentially differentiated side-effect profile and mechanism of action.

We will commercialize our CBD-containing products for the treatment of epilepsy under a different name than Epidiolex in the United States. We will commercialize these products, and any of our other products, in the United States under the name Greenwich Biosciences and have changed the name of our U.S. subsidiary responsible for commercializing these products in the United States from GW Pharmaceuticals Inc. to Greenwich Biosciences Inc.

Epidiolex Intellectual Property

In addition to orphan exclusivity, we have been seeking to protect Epidiolex through our patent portfolio. We have a portfolio of intellectual property relating to the use of CBD in epilepsy. This portfolio includes twelve distinct patent families which are either granted or filed. The latest expiry date of these families runs to July 2036. This portfolio includes patent families with claims directed to the use of CBD in the treatment of epilepsy seizure subtypes, particular childhood epilepsy syndromes, and formulations. To date, this has resulted in 2 patents granted by the USPTO and numerous patent applications being prosecuted at the USPTO. We anticipate filing additional patent applications claiming the use of Epidiolex in 2017 as new data is generated, and expect more of our pending patent applications to be granted by USPTO during 2017. Should the NDA for Epidiolex be approved we expect a number of these granted patent to be listed in the Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book. In addition other patent families provide protection for epilepsy related inventions such as extraction techniques, CBD extracts and highly purified CBD.

GWP42006 (CBDV) in Epilepsy and Autism Spectrum Disorders (ASD)

In addition to Epidiolex, our product candidates also include GWP42006, which features CBDV as the primary cannabinoid. CBDV is similar in chemical structure to CBD and has also shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. In a paper published in the September 2012 issue of The British Journal of Pharmacology by scientists with whom we collaborate at the University of Reading, United Kingdom, GWP42006 was reported to have the potential to prevent more seizures, with few of the side effects caused by many existing AEDs, such as uncontrollable shaking. In the study, GWP42006 strongly suppressed seizures in six different experimental models commonly used in epilepsy treatment. GWP42006 was also found to provide additional efficacy when combined with drugs currently used to control epilepsy. Genetic biomarkers for response have been identified.

We have also evaluated GWP42006 in both general and syndromic pre-clinical models of ASD yielding promising signals on cognitive and social endpoints as well as repetitive behavior. These animal models include both genetically determined abnormalities of neurobehavioral, and chemically-induced models, and include Rett syndrome and Fragile X among others.

We have completed a Phase 1 trial of GWP42006 in 66 healthy subjects. In this trial, GWP42006 was well tolerated even at the highest tested dose. There were no serious or severe adverse events reported, nor any withdrawals due to adverse events.

We are pursuing multiple development programs for GWP42006 both within adult and childhood epilepsy and in childhood behavioral disorders:

•	In epilepsy, we are recruiting a Phase 2 trial of GWP42006. This is a double-blind, randomized, placebo-controlled two-part trial to investigate the pharmacokinetics, followed by efficacy and safety of GWP42006 as add-on therapy in patients with inadequately controlled focal seizures. The first part of this trial has completed enrollment of 32 patients and the dose-ranging pharmacokinetic and safety data has been reviewed by an independent panel. We have commenced the efficacy part of the trial and expect to recruit an additional 100 patients. Data from this part of the trial is expected in mid 2017.

•	As described above, in October 2015, we announced that we had signed a MOU with the NSW Government in Australia to advance a research program for Epidiolex and CBDV in children with severe, drug resistant childhood epilepsy. The MOU will facilitate a world first, Phase 2 clinical trial in children for GWP42006.

•	We are conducting pre-clinical research into CBDV within the field of ASD. Many of the pediatric intractable epilepsy conditions within the Epidiolex expanded access program share considerable overlap with ASD and these conditions often fall within the orphan disease space. Initial clinical observations from treating physicians suggest a potential role for cannabinoids in addressing problems associated with ASD such as deficits in cognition, behavior and communication. Phase 2 placebo-controlled trials are expected to commence in the third quarter of 2017. We have to date received Orphan Drug Designation from the FDA for CBDV for the treatment of Rett syndrome.

CBDV Intellectual Property Portfolio

We have a portfolio of intellectual property relating to CBDV for use in various indications including epilepsy and autism spectrum disorder. This portfolio includes patent families which are either granted or filed, protecting the use of this product candidate. The latest expiry date of these families runs to April 2036. These patent families include claims to use of CBDV alone or in combination with standard anti-epileptic drugs in the treatment of seizures, the use of CBDV in the treatment of autism spectrum disorders and associated conditions. Other families which provide protection for the use of CBDV in other therapeutic areas such as neuropathic pain, Alzheimer’s disease and Duchenne’s disease, CBDV compositions and CBDV extracts. We anticipate additional patent applications being filed as new data is generated.

Other Orphan Product Candidates

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury due to asphyxia caused during birth resulting from deprivation of oxygen during birth, referred to as hypoxia, as a result of a sentinel event such as ruptured placenta, parental shock and even increased heart rate. Hypoxic damage can occur to most of the infant’s organs, but brain damage is the most serious and least likely to heal, resulting in encephalopathy. This can later manifest itself as either mental retardation (including developmental delay and/or intellectual disability) or physical disabilities such as spasticity, blindness and deafness. Indeed, spastic diplegia and the other forms of cerebral palsy almost always feature asphyxiation during the birth process as a contributing factor. The exact timing and underlying causes of these outcomes remains unknown but it is widely recognized that interventions need to be administered within six hours of hypoxic insult.

Market Overview

According to Kurinczuk et al. in the 2010 edition of Early Human Development, the incidence of NHIE is 1.5 to 2.8 per 1,000 births in the United States, or, by our estimate, 6,500 to 12,000 cases per year. Of these, 35 percent are expected to die in early life and 30 percent of cases will result in permanent disability. There are currently no FDA-approved medicines specifically indicated for NHIE. The only FDA-approved treatment is the Olympic Cool-Cap System and treatment guidelines in many European countries also support use of whole body hypothermia. Clinical trials have shown the Cool-Cap to reduce the occurrence of disability due to NHIE but not death, while whole body hypothermia had a more marginal effect on disability but is able to reduce mortality. This treatment is only available in specialized neonatal intensive care units and must be started within 6 hours of birth. Even if a patient is put into induced hypothermia there is still a significant rate of morbidity and mortality, with a meta-analysis of the available data revealing a 27 percent death rate. Among the patients who survive NHIE, 28 percent suffer from major neurodevelopment issues and 26 percent develop cerebral palsy. There are academic initiatives looking to develop treatments in this area. In addition, one intervention being investigated by the pharmaceutical industry is an IV infusion of 2-Iminobiotin. Neurophyxia B.V. attained Orphan Drug Designation for this treatment in both Europe and the United States and is conducting a Phase 2 trial.

Cannabinoid Rationale for Treating NHIE

The pathophysiology of NHIE includes processes such as apoptosis, oxidative stress, inflammation and excitotoxicity, and may involve not only the brain, but also other organs. Some cannabinoids are able to influence all of these processes, but unlike other therapeutic compounds under development, can combine these neuroprotective strategies within a single molecule. Firstly, cannabinoids can act on nuclear receptors that control neuronal homeostasis and survival. Secondly, not only do cannabinoids have important free radical scavenging actions, but they may also upregulate and activate endogenous antioxidant defenses. Thirdly, cannabinoids influence the immune network and modulate phenomena associated with infection or inflammation, via inhibition of macrophage and neutrophil migration, natural killer cell proliferation, and by their ability to inhibit harmful cytokine production. It has been widely reported that endocannabinoids are able to protect the glial cell, an effect that may be independent of CB receptors. Finally, the endocannabinoid system, or ECS, has been shown to be neuroprotective in animal models — the levels of endogenous cannabinoids become enhanced in the brains of newborn rats after acute injury, acting as a protective response, and it has been proposed that one additional mechanism by which plant cannabinoids work is by preventing the enzymatic degradation of endocannabinoids, thus enhancing endogenous defense mechanisms. Recent research into the neuroprotection that has been shown by cannabinoids in animal models of neonatal hypoxia has also suggested a role for the 5HT1A receptor, since some of the beneficial effects can be blocked by 5HT1A receptor antagonists.

CBD as the Primary Cannabinoid Product Candidate in NHIE

In addition to its other properties, the possible neuroprotective effects of CBD have been examined. These neuroprotective effects are thought to be based mainly on the potent anti-inflammatory and anti-oxidant properties of CBD, although other actions of CBD that might also account for CBD-induced neuroprotection including: inhibition of calcium transport across membranes; inhibition of anandamide uptake and enzymatic hydrolysis; inhibition of iNOS protein expression and NF-|gkB activation; and inhibition of adenosine uptake. In a similar fashion to endocannabinoids, adenosine is thought to be part of a natural neuroprotective system, because adenosine levels rise in response to hypoxic insult in the brain and increasing extracellular adenosine acts as a neuroprotectant. It has been demonstrated that CBD enhances adenosine signaling through the inhibition of adenosine re-uptake and therefore indirectly activates the adenosine A2A receptor. Previously, it was demonstrated that CBD reduces brain damage after ischemic injury in adult animals. In a newborn piglet model of NHIE, CBD improved brain activity as measured by an EEG and reduced the numbers of seizures by half, while histological analysis of brain tissues showed that neuron degeneration was reduced. Neurological exams showed improved neurobehavioral performance up to three days after insult. There were also significant beneficial extra cerebral effects and the dose of dopamine needed by the animals to maintain blood pressure was less than half of what was required in vehicle-treated animals.

Our NHIE Research

In a paper by Castillo et al., published in Neurobiology of Disease in 2010, reporting results from our pre-clinical collaboration, CBD protected newborn mice forebrain slices from oxygen and glucose deprivation. We have further demonstrated that CBD was neuroprotective even when administered 18 hours after the hypoxic insult. A study from our pre-clinical collaboration with Lafuente, published in Paediatric Research in 2011, showed that administration of CBD to newborn piglets at doses much lower than those reported in the literature appears to protect brain cells, preserve brain activity, prevent seizures and improve neurobehavioral performance. These neuroprotective effects were not only free from side effects in the piglets but also associated with some cardiac, hemodynamic and ventilatory benefits unlike other promising compounds with neuroprotective activity. This data supports the view of CBD as a possible therapy for asphyxiated newborns. In a paper by Pazos et al. published in Neuropharmacology in 2012, post hypoxic-ischemic administration of CBD to newborn rats was shown to reduce the volume of brain damage, restore neurobehavioral function long term and reserve myelinization. In a second paper by Pazos et al., published in Neurpharmacology in 2013, reporting results from our pre-clinical collaboration, post hypoxic-ischemic administration of CBD was shown, in a piglet model, to reduce necrotic and apoptotic cell death, recover brain activity, restore neurobehavioral function in the short term and enhance hypothermia protection.

Our NHIE clinical program

We held a pre-IND meeting with the FDA to discuss the development program for an intravenous CBD formulation (GWP42003) in the treatment of NHIE. In April 2015, we received Orphan Drug Designation from the FDA for CBD for the treatment of NHIE and in July 2015 we received fast track designation. In July 2015 we received Orphan Drug Designation from the EMA for CBD for the treatment of perinatal asphyxia, an alternate term that describes the same condition. We commenced a Phase 1 trial of GWP42003 in healthy volunteers in the fourth quarter of 2016.

Glioma

Beyond epilepsy-related orphan diseases, we are evaluating a combination product containing GWP42002:GWP42003 (THC:CBD) in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor. We have received Orphan Drug Designation from the FDA for GWP 42002:GWP42003 combination for the treatment of GBM.

Market Overview

Glioma describes any tumor that arises from the glial tissue of the brain. Glioblastoma is a particularly aggressive tumor that forms from abnormal growth of glial tissue. According to the New England Journal of Medicine, GBM accounts for approximately 46 percent of the 22,500 new cases of brain cancer diagnosed in the United States each year. Treatment options are limited and expected survival is a little over one year. GBM is considered a rare disease by the FDA and the EMA.

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

A recent study carried out in collaboration with us by specialists at St. George’s University of London, was the first to show a dramatic effect on brain tumors when combining cannabinoids with irradiation. This research, published in Molecular Cancer Therapeutics, showed that tumor growth in mouse brain was significantly slowed when a combination of THC and CBD was used with irradiation and tumor inhibition was higher than observed with irradiation alone.

In light of this promising pre-clinical research, in 2014, we commenced an early proof of concept Phase 1b/2a clinical trial in 20 patients with recurrent GBM evaluating GWP42002:GWP42003 in combination with temozolomide, the current standard of care. This trial is a two-part study with an open-label phase to assess safety and tolerability followed by a double-blind, randomized, placebo-controlled phase with patients randomized to receive active or placebo. The first phase, an open-label safety evaluation of GWP42002:GWP42003 comprising two cohorts of three patients each completing two cycles (months) of treatment is complete. Safety data from these initial patient cohorts has been assessed by the independent safety monitoring board and their approval was given to proceed into the Phase 2a placebo-controlled phase of this trial.

We have now completed the placebo-controlled Phase 2a part of this trial, having enrolled 20 patients. Top-line data is expected in the first quarter of 2017. The primary outcome measure is 12 month progression free survival.

The principal cannabinoids we have studied in pre-clinical models of glioma are GWP42002 and GWP42003 in various ratios, and this first trial employs Sativex, which contains an equal ratio of GWP42002 and GWP42003, to establish a proof of principle. It is anticipated that subsequent development may focus on a product candidate with a different ratio of GWP42002 and GWP42003.

Other Pipeline Product Candidates

Schizophrenia

Market Overview

Schizophrenia is a chronic disease that manifests through disturbances of perception, thought, cognition, emotion, motivation and motor activity. Over a lifetime, about 1 percent of the population will develop schizophrenia. All anti-psychotic treatments for schizophrenia rely primarily upon their antagonistic action at the dopamine D2 receptor for their antipsychotic effect. They produce a wide range of adverse events, and are often poorly tolerated by patients resulting in poor compliance with treatment. Current antipsychotics also have little or no effect upon the “negative” symptoms (blunted mood and lack of pleasure, motivation and movement) of schizophrenia or the associated cognitive deficit. Furthermore, the “positive” symptoms (such as hallucinations, delusions and thought disorder) of at least one-third of patients fail to respond adequately to current treatments.

Our Research

GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. In September 2015, we announced positive top line results from an exploratory Phase 2 placebo-controlled clinical trial of CBD in 88 patients with schizophrenia who had previously failed to respond adequately to first line anti-psychotic medications. Over a series of exploratory endpoints, CBD was consistently superior to placebo, with the most notable differences being in the PANSS positive sub-scale (p=0.018), the Clinical Global Impression of Severity (p=0.04) and Clinical Global Impression of Improvement (p=0.02). The proportion of responders (improvement in PANSS Total score greater than 20 percent) on CBD was higher than that of participants on placebo and the Scale for Assessment of Negative Symptoms showed a trend in favor of CBD which reached statistical significance for patients taking CBD together with one of the leading first line anti-psychotic medications. The safety profile of CBD was reassuring, with no serious adverse events and an overall frequency of adverse events very similar to placebo.

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

Sativex for Cerebral Palsy in Children

We are currently conducting a Phase 2 clinical trial of Sativex to assess the efficacy, safety and tolerability of Sativex as an adjunctive treatment to existing anti-spasticity medications in children aged 8 to 18 years with spasticity due to cerebral palsy or traumatic central nervous system injury who have not responded adequately to existing anti-spasticity medications. This trial is a randomized, double-blind, placebo-controlled trial followed by a 24-week open label extension phase and is now complete, having enrolled 70 patients. We expect to report data from this trial in the first quarter of 2017

Pre-clinical developments

In addition to our extensive in-house research organization, we have established a global network of leading scientists in the cannabinoid field. Our proprietary cannabinoid product platform allows us to discover, develop and commercialize additional novel first-in-class cannabinoid products across a broad range of therapeutic areas. Some of the more advanced programs include:

•	The use of CBD and other cannabinoid candidates in Duchenne muscular dystrophy (DMD), the most common inherited lethal childhood orphan disease in the world, where new discoveries lead researchers to conclude that muscle cells respond positively to CBD by increasing metabolic output and improving mitochondrial function.

•	In Glioma, cannabinoids induce glioma stem-like cell differentiation and inhibit gliomagenesis and research suggests that a combination of cannabinoids with other anticancer agents can eliminate GICs (Glioma Initiating Cells) which can cause recurrence of tumors after surgery. These findings are significant as GICs are resistant to most anticancer therapies and therefore reduce the apparent effectiveness of conventional brain cancer therapies.

•	In various other cancers including ovarian and pancreatic cancer, pre-clinical research has shown that cannabinoids can act in concert with current cancer treatments such as chemotherapy and radiotherapy to enhance therapeutic response in animal models.

•	The use of the cannabinoid CBG in the treatment of chemotherapy-induced cachexia where pre-clinical data supports a multi-modal action that includes a protective effect on overall loss of muscle mass, stimulation of feeding, and a normalized metabolic profile.

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

Our licensing partners are commercializing Sativex for MS spasticity in 16 countries outside the United States. We have also received regulatory approval in an additional 14 countries, and we anticipate commercial launches in several of these countries in the next 12 months. Regulatory filings are ongoing in a number of additional countries, principally in the Middle East and Latin America where we expect approvals over the next 12 months.

MS Spasticity Indication in the United States

We previously opened an IND with the FDA for the MS spasticity indication and this has now been withdrawn.

Our Strategic Partnerships

To support the development and commercialization of Sativex, we have entered into license and development agreements with the following major pharmaceutical companies: Otsuka in the United States; Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Novartis Pharma AG, or Novartis, in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa; Bayer HealthCare AG, or Bayer, in the United Kingdom and Canada; Ipsen Biopharm Ltd, or Ipsen, in Latin America (excluding Mexico and the Islands of the Caribbean); and Neopharm Group, or Neopharm, in Israel. These agreements provide our collaborators with the sole right to commercialize Sativex in exclusive territories for all indications. In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa will be returned to GW over an agreed transition period, and we are in the process of appointing new distributors in the countries in the Novartis territories where Sativex is approved. From our incorporation through September 30, 2016, these agreements have yielded cash of £67.9 million in upfront fees and milestone payments. We are entitled to receive additional lump sum payments upon the achievement of certain regulatory and commercial milestones in the future, but are not relying on any of these milestones being achieved. Upon commercialization, we are also entitled to receive revenue from the supply of products as well as royalties on product sales. In addition, under the terms of our agreement with Otsuka, all pre-clinical and clinical costs associated with the development of Sativex in the United States are fully funded by Otsuka.

Following the failure of the Sativex cancer pain trials, GW Pharma and Otsuka expect to meet to discuss whether there are any next steps for Sativex in the United States within the scope of this partnership.

With the exception of Sativex, we retain global commercial rights to all of our other product pipeline candidates.

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

Our proprietary cannabinoid product platform consists of our:

•	continually evolving library of internally generated novel cannabis plant types that produce selected cannabinoids, or chemotypes. We can reproduce the selected chemotypes through propagation of plant cuttings, or clones, in order to ensure that all subsequent plant material is genetically uniform. We can also generate seeds of selected chemotypes for large scale production;

•	in-house extraction, processing methodologies and analytical techniques, which yield well-characterized and standardized chemotype extracts;

•	discovery of novel cannabinoid pharmacology through conducting in vitro and in vivo pharmacologic evaluation studies in validated disease models to determine the most promising potential therapeutic areas for each extract;

•	in-house formulation and manufacturing capabilities, supplemented by third party contractors;

•	global in-house development and regulatory expertise; and

•	intellectual property portfolio, which includes 67 patent families with issued and/or pending claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids, as well as plant variety rights, know-how and trade secrets.

We believe that the successful development and regulatory approval of Sativex for MS spasticity provide important validation of our proprietary cannabinoid product platform.

The prospect for cannabinoid therapeutics to be approved through the FDA approval pathway has been the subject of statements from the White House, Congress, the Drug Enforcement Administration, or DEA, and the FDA. The White House Office of National Drug Control Policy states on its “Facts and Answers to the Frequently Asked Questions about Marijuana” on the White House website that the FDA has recognized and approved the medicinal use of isolated components of the marijuana plant and related synthetic compounds, and it specifically references Sativex as a product that is currently in late-stage clinical trials with the FDA. In its June 2012 report entitled “Reducing the U.S. Demand for Illegal Drugs,” the U.S. Senate Caucus on International Narcotics Control expresses the view that the development of marijuana-based therapeutics through an approved FDA process is the best route to explore and references Sativex as a promising product currently in the final phase of the FDA’s trials for approved use in the United States. In that report, the Senate Caucus urged the FDA to complete a careful review of Sativex in a timely manner. In its May 2014 report entitled “The Dangers and Consequences of Marijuana Abuse,” the DEA expresses support for ongoing research into potential medicinal uses of marijuana’s active ingredients, and specifically references Sativex and Epidiolex. A presentation in March 2015 by Douglas C. Throckmorton, Deputy Director for Regulatory Programs, Center for Drug Evaluation and Review, FDA, referenced Epidiolex and Sativex as examples of drugs in clinical testing, and concluded that drug development, grounded in rigorous scientific research is essential to determining the appropriate uses of marijuana in the treatment of human disease, and that the FDA is committed to making this process as efficient as possible and looking for ways to speed the availability of new drugs from marijuana for the American public. Further, in his statement before the Subcommittee on Crime and Terrorism, Committee on the Judiciary, U.S. Senate on “Researching the Potential Medical Benefits and Risks of Marijuana” on July 13, 2016, Douglas C. Throckmorton, Deputy Director for Regulatory Programs, Center for Drug Evaluation and Research, FDA, described how development programs for drugs derived from marijuana are eligible for certain FDA expedited review and development programs under appropriate circumstances, and some are being used to aid the development of drugs derived from marijuana, giving the examples of FDA’s grant of Fast Track designation to Sativex for the treatment of pain in patients with advanced cancer, who experience inadequate analgesia during optimized chronic opioid therapy, and Epidiolex, in the treatment of Dravet syndrome. He concluded that there is considerable public interest in developing new therapies from marijuana and its constituents, and FDA will continue to play its role in ensuring that any such new therapies are safe, effective, and manufactured to a high quality, applying the drug development paradigm that continues to provide new medicines that meet these standards for patients.

Our Strengths

We believe that we offer the following key distinguishing characteristics:

•	A late stage product, Epidiolex, in pediatric epilepsy for which we have generated positive Phase 3 data. We have reported positive Phase 3 data for Epidiolex in both Dravet syndrome and LGS. Each of these conditions is a severe, infantile-onset, genetic, drug-resistant epilepsy syndrome for which we have secured Orphan Drug Designation from the FDA. We expect to submit an NDA to the FDA at the end of the first half of 2017.

•	Additional indications for Epidiolex to expand epilepsy market opportunity. We believe that there is potential for the development of Epidiolex in additional rare childhood-onset epilepsy indications. Physician reported data on patients receiving Epidiolex under physician-led INDs includes promising signals of clinical effect in patients with conditions other than Dravet syndrome and LGS. One of these additional indications is TSC, and we commenced Phase 3 development in this indication in April 2016. Another is IS, and we commenced clinical development in the IS indication in the fourth quarter of 2016, and there are additional potential target indications under consideration for future development.

•	We retain global commercial rights to Epidiolex and believe it has significant market potential. We are building a U.S. commercial organization led by Julian Gangolli as President, North America, who joined us in June 2015 having previously held the same position at Allergan. We have also recruited U.S. medical affairs, clinical trials and commercial staff, many of whom have strong epilepsy knowledge and experience. There is a significant unmet need within the field of epilepsy and we believe that U.S. physician awareness and enthusiasm for Epidiolex is high.

•	Commercialized product validates development and regulatory pathway. We believe that the successful development and regulatory approval of Sativex in MS spasticity outside the United States provides important validation of our proprietary cannabinoid product platform. On this basis, we believe that we can develop a portfolio of additional cannabinoid therapeutics.

•	Additional pipeline programs within epilepsy, autism, and pediatric neurology. We are in Phase 2 clinical development for an additional product candidate, GWP42006 (CBDV), in adult epilepsy patients. GWP42006 has also shown promising pre-clinical data within the field of ASDs and we expect to commence Phase 2 development in this therapeutic area in the third quarter of 2017. We have received Orphan Drug Designation from the FDA for CBDV for the treatment of Rett syndrome. In addition, we have received Orphan Drug Designation from the FDA for CBD in the treatment of NHIE and commenced Phase 1 development of an intravenous CBD formulation in the treatment of NHIE in the fourth quarter of 2016.

•	A pipeline of additional cannabinoid orphan and non-orphan drug opportunities for which we retain global commercial rights. We have completed a Phase 1b/2a trial of another product, our combination GWP42002:GWP42003, to treat GBM and expect to report top-line data in the first quarter of 2017. We have successfully completed a Phase 2 trial in schizophrenia for our product candidate, GWP42003.

•	Opportunity for first-in-class treatments across a large number of therapeutic targets. We are at the forefront of the commercialization of cannabinoid therapeutics using our proprietary product platform to identify, validate and develop innovative first-in-class therapeutics that are designed to meet significant unmet medical needs.

•	Strong competitive position in a highly specialized and regulated field. We believe that we are uniquely positioned to benefit from the significant potential within the field of cannabinoid therapeutics in which we have developed a successful track record and expertise, as well as an intellectual property portfolio, during our 18 years of operations.

•	In-house manufacturing capabilities and expertise in controlled substances. We operate under Good Manufacturing Practice commercial manufacturing licenses in the United Kingdom, which give us the capability to supply our products to global markets. We have successfully exported cannabinoid commercial or research materials to over 30 countries and have substantial expertise in relevant international and national regulations in relation to the research, distribution and commercialization of cannabinoid therapeutics.

•	Highly experienced management team and network of leading scientists. Several members of our leadership team have been in place for over ten years. We have a fully integrated in-house research and development organization, regulatory capabilities and commercial manufacturing expertise. We closely collaborate with a broad network of leading scientists in the cannabinoid field.

Our Business Strategy

Our goal is to capitalize on our leading position in the field of plant-derived cannabinoid therapeutics by pursuing the following strategies:

•	Secure regulatory approval and launch using our own commercial organization our lead product candidate Epidiolex in Dravet syndrome and LGS in the United States and around the world. We have reported positive Phase 3 data in Dravet syndrome and LGS, held pre-NDA meetings with FDA regarding our filing approach and expect to submit a NDA to the FDA at the end of the first half of 2017. We also expect to submit a regulatory application in Europe in the second half of 2017, and also have future plans to submit applications elsewhere around the world. We are building U.S. and European commercial organizations in preparation for potential launch of Epidiolex.

•	Expand the market opportunity for Epidiolex within the field of epilepsy. We have commenced Phase 3 clinical development of Epidiolex for TSC and clinical development of Epidiolex for IS in the fourth quarter of 2016. We are evaluating additional indications for Epidiolex within the field of epilepsy.

•	Develop additional product candidates within the field of epilepsy and pediatric neurology. We have a second product candidate, GWP42006, for which a Phase 2 clinical trial in epilepsy is underway with data expected mid 2017. We expect to commence Phase 2 development of GWP42006 in the field of ASD in the third quarter of 2017. We also commenced a Phase 1 clinical trial in 2016 for an intravenous CBD formulation in the treatment of NHIE. In addition, following positive proof-of-concept data in a Phase 2 schizophrenia trial, we expect to conduct further research within the field of psychiatric disease in children. We retain global commercial rights to these programs.

•	Leverage our proprietary cannabinoid product platform to discover, develop and commercialize additional novel first-in-class cannabinoid products. We believe our established platform, including our in-house development expertise, allows us to achieve candidate selection and proof-of-concept in an efficient manner.

•	Further strengthen our competitive position. We will continue to develop our extensive international network of the most prominent scientists in the cannabinoid field and secure additional intellectual property rights.

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

Our research to date has focused on the following plant-based cannabinoids:

CBD (Cannabidiol)	CBN (Cannabinol)
CBDV (Cannabidivarin)	CBNV (Cannabinovarin)
CBDA (Cannabidiol—Acid)	D8-THC (Delta-8 Tetrahydrocannabinol)
CBDVA (Cannabidivarin—Acid)	THC (Delta-9 Tetrahydrocannabinol)
CBC (Cannabichromene)	THCA (Tetrahydrocannabinol—Acid)
CBG (Cannabigerol)	THCV (Tetrahydrocannabivarin)
CBGA (Cannabigerol—Acid)	THCVA (Tetrahydrocannabivarin—Acid)
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

Clinical development. Selected cannabinoid product candidates progress into clinical development. We have an in-house clinical operations team that has the proven capability to execute Phase 1, 2 and 3 trials rapidly and cost-effectively. Since our inception, we have undertaken an extensive program of clinical trials in over 4,000 patients, including over 40 Phase 2 and Phase 3 trials and have undertaken post-market safety studies involving over 1,000 patients.

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

Sativex Collaboration Agreements

We have entered into six separate collaboration agreements for Sativex with major pharmaceutical companies. Each agreement provides the respective partner with exclusive rights in a defined geographic territory to commercialize Sativex in all indications, while we retain the exclusive right to manufacture and supply Sativex to such partner on commercial supply terms for the duration of the commercial life of the product. These agreements typically carry a 15 year initial term, with automatic renewal periods. Our partners have the right, under certain circumstances, to terminate their agreements with us, and three of our partners, Almirall, Otsuka and Novartis, have the right to terminate their agreements with us without cause. In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa will be returned to GW over an agreed transition period.

Each of our remaining collaboration agreements for Sativex incorporates different supply and royalty terms. With the exception of the Novartis agreement, described below, each of our supply agreements requires us to supply fully labeled Sativex vials at a price that is expressed as a percentage of a partner’s in-market net sales revenue. In some cases, part of this revenue is structured as a combination of product supply price plus a royalty, although both types of revenue are accounted for similarly. Sativex supply revenue is invoiced when product inventory is delivered to or collected by the marketing partner. Royalties will be received in arrears based upon quarterly in- market net sales declarations from partners.

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

Under the terms of this agreement, Novartis had exclusive commercialization rights to Sativex in the above-mentioned territories and will act as the marketing authorization holder for Sativex. We will be responsible for the manufacture and supply of Sativex to Novartis.

The financial terms of the agreement included an upfront fee of $5.0 million from Novartis.

In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in these territories. As this agreement has now been terminated we will not receive any further lump sum or other payments from Novartis. However, we are in the process of identifying and appointing third parties to distribute Sativex on GW’s behalf in the countries within the former Novartis territories in which Sativex is approved is likely to be approved in the near future.

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

Sativex in the European Union

Almirall S.A. In 2005, we entered into an exclusive agreement with Almirall, an international pharmaceutical company with headquarters in Spain and 2015 total revenue of €769.0 million, to commercialize Sativex in the European Union (excluding the United Kingdom) and E.U. accession countries, as well as Switzerland, Norway and Turkey. In 2012, this agreement was amended to add Mexico to the licensed territory. In countries where Almirall has no direct presence at the time of product launch, we will jointly agree on the appointment of distribution partners. In such countries, we may elect to distribute the product ourselves.

Under the agreement, we are the marketing authorization holder for Sativex in all countries in the territory except where local regulations require a locally registered entity to assume this responsibility. In addition, we are responsible for commercial product supply to Almirall. The financial terms of the agreement included an upfront fee of £12.0 million. In addition, milestone payments are payable to us upon the successful completion of certain development activities, as well as on regulatory approvals and the achievement of specified sales targets. Since its initial execution in 2005, the agreement has been the subject of various amendments, two of which included the provision of new milestone payments. Since 2005, in total, we have received £20.8 million of milestone payments from Almirall. We have the potential to receive a further £17.0 million in future milestone payments in the event that the relevant milestones are achieved. Of such £17.0 million in potential future milestone payments, £4.0 million are linked to regulatory and clinical milestones and £13.0 million are linked to commercial milestones. We also receive revenue from the supply of Sativex, currently equating to a percentage in the low to mid-twenties of Almirall’s in-market net sales revenue, a percentage which is subject to a floor price. This percentage would increase to the mid-thirties if Sativex is approved for cancer pain in Europe.

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

The financial terms of the agreement included an upfront fee of £5.0 million. In addition, milestone payments are payable on the successful completion of certain development activities, as well as on regulatory approvals and the achievement of specified sales targets. Since its initial execution in 2003, the agreement has been the subject of various amendments, one of which included the provision of new milestone payments. In total, we have received £19.8 million in milestone payments from Bayer. We have the potential to receive a further £9.0 million in milestone payments in the event that the relevant milestones are achieved, all of which are related to future regulatory approvals. We also receive revenue from supply of Sativex, equating to a percentage in the mid-thirties to forty of Bayer’s in-market net sales revenue.

Intellectual Property and Technology Licenses

Our success depends in significant part on our ability to protect the proprietary nature of Sativex, Epidiolex, our other product candidates, technology and know-how, to operate without infringing on the proprietary rights of others, and to defend challenges and oppositions from others and prevent others from infringing on our proprietary rights. We have sought, and plan to continue to seek, patent protection in the United States and other countries for our proprietary technologies. Our intellectual property portfolio at September 30, 2016, includes 67 patent families with issued and/or pending claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids, as well as plant variety rights, know-how and trade secrets. From these families, as of September 30, 2016, we own 242 pending patent applications worldwide. Within the United States, we already have 35 issued patents with a further 35 pending patent applications under active prosecution. There are an additional 478 issued patents outside of the United States. Our policy is to seek patent protection for the technology, inventions and improvements that we consider important to the development of our business, but only in those cases where we believe that the costs of obtaining patent protection is justified by the commercial potential of the technology, and typically only in those jurisdictions that we believe present significant commercial opportunities.

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

We have a portfolio of intellectual property relating to the use of CBD in epilepsy. This portfolio includes twelve distinct patent families which are either granted or filed. The latest expiry date of these families runs to July 2036. Two of these patent families are collaboration IP derived from the now expired Otsuka research collaboration, and to which we have an exclusive sub-licensable royalty-bearing license. This portfolio includes patent families with claims directed to the use of CBD in the treatment of epilepsy seizure subtypes, particular childhood epilepsy syndromes and formulations. To date we have been successful in defending our granted CBD patents against oppositions and like challenges, with our European patent claiming the use of CBD in the treatment of partial seizures being upheld by the EPO at first instance. We have 2 patents granted by the USPTO and numerous patent applications being prosecuted at the USPTO. We anticipate filing additional patent applications claiming the use of Epidiolex in 2017 as new data is generated, and expect more of our pending patent applications to be granted by USPTO during 2017. Should the NDA for Epidiolex be approved we expect a number of these granted patent to be listed in the Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book. In addition other patent families provide protection for epilepsy related inventions such as extraction techniques, CBD extracts and highly purified CBD.

We have a portfolio of intellectual property relating to CBD in schizophrenia. This portfolio includes two distinct patent families which are either granted or filed, protecting the use of this product candidate. One of these patent families is collaboration IP derived from the now expired Otsuka research collaboration, and to which we have an exclusive sub-licensable royalty-bearing license. The latest expiry date of these families runs to September 2035. These patent families include claims to use of CBD alone or in combination with other cannabinoids / anti-psychotics in the treatment of schizophrenia as well as other families which provide protection for compositions, extraction techniques, CBD extracts and highly purified CBD. We anticipate additional patent applications being filed as new data is generated.

We have a portfolio of intellectual property relating to CBDV for use in various indications including epilepsy and autism spectrum disorder. This portfolio includes patent families which are either granted or filed, protecting the use of this product candidate. One of these patent families is collaboration IP derived from the now expired Otsuka research collaboration, and to which we have an exclusive sub-licensable royalty-bearing license. The latest expiry date of these families runs to April 2036. These patent families include claims to use of CBDV alone or in combination with standard anti-epileptic drugs in the treatment of seizures, the use of CBDV in the treatment of autism spectrum disorders and associated conditions. Other families which provide protection for the use of CBDV in other therapeutic areas such as neuropathic pain, Alzheimer’s disease and Duchenne’s disease, CBDV compositions and CBDV extracts. We anticipate additional patent applications being filed as new data is generated.

We have a portfolio of intellectual property relating to CBD and THC for use in the treatment of glioma. This portfolio includes six distinct patent families which are either granted or filed, protecting the use of these product candidates in glioma. One of these patent families is collaboration IP derived from the now expired Otsuka research collaboration, and to which we have an exclusive sub-licensable royalty-bearing license. The latest expiry date of these families runs to June 2034. These patent families include claims to use of THC and CBD in various ratios either alone or in combination with chemotherapeutic drugs or radiotherapy in the treatment of glioma.

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

In June 2016 our wholly-owned subsidiary GW Pharma Limited settled a claim of trademark infringement by G&W Laboratories for the use of the GW PHARMACEUTICALS name and logo in the US.

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

We are in the process of expanding and upgrading parts of our manufacturing facilities in order to meet future demand and FDA requirements. We are constructing a new BDS production facility at our current site where we expect to install new BDS processing equipment. Construction work for this new facility commenced in September 2013 and was completed in May 2016. Longer term, depending on volume requirements, we anticipate the need to construct a new BDP facility.

For Epidiolex production, the BRM is currently contracted to the same external third party used for Sativex production plus an additional third party. We plan to continue expansion of our Epidiolex plant growing capacity well beyond our exit 2016 levels and to this end GW recently signed an agreement with a new third party that enables GW to treble its growing capacity from 2017 onwards. We will also work with several new third party contractors and adopt new methods in order to handle and process bulk quantities of BRM. All other steps in the production process for Epidiolex are currently performed in-house and we are working with a number of third party contractors in the scale-up of various steps in the process in order to be in a position to manufacture commercial quantities.

We have successfully exported cannabinoid commercial or research materials to over 30 countries and have the necessary in-house expertise to manage the import/export process worldwide. We have substantial expertise in, and experience with, relevant international and national regulations in relation to the research, distribution and commercialization of cannabinoid therapeutics. We have formed relationships with relevant international and national agencies in order to enable licensing of research sites, establishing appropriate product distribution channels and securing licensed storage, obtaining import/export licenses, and facilitating amendments to relevant legislation if required prior to commercialization.

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

With respect to CBD, a number of non-approved and non-standardized “artisanal” CBD preparations derived from crude herbal cannabis have been made available in limited quantities by producers of “medical marijuana” in the United States. In addition, certain pharmaceutical companies that currently manufacture synthetic THC are likely to have the capability to manufacture synthetic CBD and may already be doing so. Insys Therapeutics, Inc. has publicly stated its intention to develop CBD in Dravet syndrome, LGS, glioma and potentially other orphan indications. Zogenix, Inc. is developing low dose fenfluramine in Dravet syndrome. Zynerba Pharmaceuticals, Inc. is developing a topical formulation of CBD.

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

Government Regulation and Product Approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as imposition of clinical holds, FDA refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, civil penalties and criminal prosecution.

Pharmaceutical product development in the United States typically involves pre-clinical laboratory and animal tests and the submission to the FDA of an IND, which must become effective before clinical testing may commence. For commercial approval, the sponsor must submit adequate tests by all methods reasonably applicable to show that the drug is safe for use under the conditions prescribed, recommended or suggested in the proposed labeling. The sponsor must also submit substantial evidence, generally consisting of adequate, well-controlled clinical trials to establish that the drug will have the effect it purports or is represented to have under the conditions of use prescribed, recommended or suggested in the proposed labeling. In certain cases, FDA may determine that a drug is effective based on one clinical study plus confirmatory evidence. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Pre-clinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including the FDA’s good laboratory practices regulations and the U.S. Department of Agriculture’s (USDA’s) regulations implementing the Animal Welfare Act. The results of pre- clinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

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

 Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. FDA may, however, determine that a drug is effective based on one clinical study plus confirmatory evidence. Only a small percentage of investigational drugs complete all three phases and obtain marketing approval. In some cases, FDA may require post-market studies, known as Phase 4 studies, to be conducted as a condition of approval in order to gather additional information on the drug’s effect in various populations and any side effects associated with long-term use. Depending on the risks posed by the drugs, other post-market requirements may be imposed.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all pre-clinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, for Fiscal Year 2017 $2,038,100, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, for Fiscal Year 2017 $97,750 per product and $512,200 per establishment.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Under the statute and implementing regulations, FDA has 180 days (the initial review cycle) from the date of filing to issue either an approval letter or a complete response letter, unless the review period is adjusted by mutual agreement between FDA and the applicant or as a result of the applicant submitting a major amendment. In practice, the performance goals established pursuant to the Prescription Drug User Fee Act have effectively extended the initial review cycle beyond 180 days. FDA’s current performance goals call for FDA to complete review of 90 percent of standard (non-priority) NDAs within 10 months of receipt and within six months for priority NDAs, but two additional months are added to standard and priority NDAs for a new molecular entity (NME).

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practices, or GMP, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing 90 per cent of resubmissions within two or six months depending on the type of information included.

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

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the U.S. National Institutes of Health. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Under a new rule, effective January 18, 2017, sponsors are also obligated to disclose the results of these trials after completion (prior to the new rule, disclosure of results was only required if the product or new indication was approved by the FDA). Disclosure of the results of these trials can be delayed for up to two years if the sponsor is seeking approval of the product or a new indication. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs.

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

Under the FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post- approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. Unless otherwise informed by the FDA, for an accelerated approval product an applicant must submit to the FDA for consideration during the preapproval review period copies of all promotional materials, including promotional labeling as well as advertisements, intended for dissemination or publication within 120 days following marketing approval. After 120 days following marketing approval, unless otherwise informed by the FDA, the applicant must submit promotional materials at least 30 days prior to the intended time of initial dissemination of the labeling or initial publication of the advertisement

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with FDA, FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by FDA if FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

Exclusivity

Upon NDA approval of a new chemical entity or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA or 505(b)(2) application seeking approval of a drug that references a version of the NCE drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA or 505(b)(2) application that includes the change.

An ANDA or 505(b)(2) application may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification and thus no ANDA or 505(b)(2) application may be filed before the expiration of the exclusivity period.

For a botanical drug, FDA may determine that the active moiety is one or more of the principal components or the complex mixture as a whole. This determination would affect the utility of any 5-year exclusivity as well as the ability of any potential generic competitor to demonstrate that it is the same drug as the original botanical drug.

Five-year and three-year exclusivities do not preclude FDA approval of a 505(b)(1) application for a duplicate version of the drug during the period of exclusivity, provided that the 505(b)(1) conducts or obtains a right of reference to all of the preclinical studies and adequate and well controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Adverse Event Reporting and GMP Compliance

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to GMP, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with GMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with GMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

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

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the U.S (or affects more than 200,000 in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for such disease or condition will recovered from sales in the U.S. of such drug). Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

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

Following NDA approval of a drug containing a Schedule I controlled substance, that substance must be rescheduled as a Schedule II, III, IV or V substance before it can be marketed. On November 17, 2015, H.R. 639, Improving Regulatory Transparency for New Medical Therapies Act, passed through both houses of Congress and on November 25, 2015 the Bill was signed into law. The new law removes uncertainty associated with timing of the DEA rescheduling process after NDA approval. Specifically, it requires DEA to issue an “interim final rule,” pursuant to which a manufacturer may market its product no later than 90 days after the later of: (1) the date on which DEA receives from FDA the scientific and medical evaluation and scheduling recommendation; or (2) the date on which DEA receives from FDA notification that FDA has approved the drug. The new law also preserves the period of orphan marketing exclusivity for the full seven years such that this period only begins with the approval of the NDA or DEA scheduling, whichever is later. This contrasts with the previous situation whereby the orphan “clock” began to tick upon FDA approval, even though the product could not be marketed until DEA scheduling was complete.

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

The DEA inspects all manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. An application for a manufacturing registration as a bulk manufacturer (not a dosage form manufacturer or a repacker/relabeler) for a Schedule I or II substance must be published in the Federal Register, and is open for 60 days to permit interested persons to submit comments, objections or requests for a hearing. A copy of the notice of the Federal Register publication is simultaneously forwarded by DEA to all those registered, or applicants for registration, as bulk manufacturers of that substance. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. As with applications for registration as a bulk manufacturer, an application for an importer registration for a Schedule I or II substance must also be published in the Federal Register, which remains open for 30 days for comments. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if necessary to ensure that the United States complies with its obligations under international drug control treaties.

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

In the E.U., medicinal products are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the EU and national levels. Additional rules also apply at the national level to the manufacture, import, export, storage, distribution and sale of controlled substances. In many E.U. member states the regulatory authority responsible for medicinal products is also responsible for controlled substances. Responsibility is, however, split in some member states, such as the UK. Generally, any company manufacturing or distributing a medicinal product containing a controlled substance in the E.U. will need to hold a controlled substances licence from the competent national authority and will be subject to specific record-keeping and security obligations. Separate import or export certificates are required for each shipment into or out of the member state.

Clinical Trials and Marketing Approval

Certain countries outside of the United States have a process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application, or CTA, must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials. Once the CTA is approved in accordance with a country’s requirements and a company has received favorable ethics committee approval, clinical trial development may proceed in that country.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the European Union member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials must be conducted in accordance with the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP and other applicable regulatory requirements.

To obtain regulatory approval of an investigational drug under E.U. regulatory systems, we must submit a marketing authorization application. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and non-clinical and clinical trial information. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the mutual recognition procedure, (iii) the decentralized procedure or (iv) national authorization procedures. The initial Sativex approvals were a consequence of an application under the De-Centralized Procedure, or DCP, to the E.U. member states of the United Kingdom and Spain.

The European Commission created the centralized procedure for the approval of human drugs to facilitate marketing authorizations that are valid throughout the European Union and, by extension (after national implementing decisions) in Iceland, Liechtenstein and Norway, which, together with the E.U. member states, comprise the European Economic Area, or EEA. Applicants file marketing authorization applications with the EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization.. This procedure results in a single marketing authorization granted by the European Commission that is valid across the European Union, as well as in Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated “orphan drugs” (drugs used for rare human diseases) and (iv) advanced-therapy medicines, such as gene- therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may at the voluntary request of the applicant also be used for human drugs which do not fall within the above mentioned categories if the CHMP agrees that the human drug (a) contains a new active substance not yet approved on 20 November 2005); (b) constitutes a significant therapeutic, scientific or technical innovation or (c) authorization under the centralized procedure is in the interests of patients at the E.U. level.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP), with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: the seriousness of the disease to be treated; the absence of an appropriate alternative therapeutic approach, and anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (i) the mutual recognition procedure (which must be used if the product has already been authorized in at least one other E.U. member state, and in which the E.U. member states are required to grant an authorization recognizing the existing authorization in the other E.U. member state, unless they identify a serious risk to public health), (ii) the decentralized procedure (in which applications are submitted simultaneously in two or more E.U. member states ) or (iii) national authorization procedures (which results in a marketing authorization in a single E.U. member state).

Mutual Recognition Procedure

The mutual recognition procedure, or MRP, for the approval of human drugs is an alternative approach to facilitate individual national marketing authorizations within the European Union. Basically, the MRP may be applied for all human drugs for which the centralized procedure is not obligatory. The MRP is applicable to the majority of conventional medicinal products, must be used if the product has already been authorized in at least one or more member states. Since the first approvals for Sativex were national approvals in the United Kingdom and Spain (following a DCP), the only route open to us for additional marketing authorizations in the European Union was the MRP.

The characteristic of the MRP is that the procedure builds on an already‒existing marketing authorization in a member state of the E.U. that is used as a reference in order to obtain marketing authorizations in other E.U. member states. In the MRP, a marketing authorization for a drug already exists in one or more member states of the E.U. and subsequently marketing authorization applications are made in other European Union member states by referring to the initial marketing authorization. The member state in which the marketing authorization was first granted will then act as the reference member state. The member states where the marketing authorization is subsequently applied for act as concerned member states. The concerned member states are required to grant an authorization recognizing the existing authorization in the reference member state, unless they identify a serious risk to public health.

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

Should any Member State refuse to recognize the marketing authorization by the reference member state, on the grounds of potential serious risk to public health, the issue will be referred to a coordination group. Within a timeframe of 60 days, member states shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to an EMA scientific committee for arbitration. The opinion of this EMA Committee is then forwarded to the Commission, for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Products. Since the initial approvals of Sativex in the United Kingdom and Spain, there have been three “waves” of additional approvals under three separate MRPs. Each of these procedures have been completed without any referral, and therefore without any delay.

Data Exclusivity

In the E.U., marketing authorization applications for generic medicinal products do not need to include the results of pre-clinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the E.U. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the E.U. would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product, unless it offers a significant clinical benefit. This period may be reduced to 6 years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the E.U., companies developing a new medicinal product must agree a Paediatric Investigation Plan (“PIP”) with the EMA and must conduct paediatric clinical trials in accordance with that PIP unless a waiver applies, for example because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of paediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the paediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the paediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval). This paediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

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

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which provide coverage of outpatient prescription drugs. Part D is available through both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. This research is overseen by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures must be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payers, it is not clear how such a result could be avoided and what if any effect the research will have on the sales of our product candidates, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payer to not cover our product candidates could reduce physician usage of the product candidate and have a material adverse effect on our sales, results of operations and financial condition.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the ACA) enacted in March 2010, is expected to have a significant impact on the health care industry. The ACA is expected to expand coverage for the uninsured while at the same time contain overall health care costs. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare D program. We cannot predict the impact of the ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet been completed. In addition, although the United States Supreme Court has upheld the constitutionality of most of the ACA, some states have stated their intentions to not implement certain sections of the ACA and some members of Congress are still working to repeal the ACA. These challenges add to the uncertainty of the changes enacted as part of ACA. In addition, the current legal challenges to the ACA, as well as Congressional efforts to repeal the ACA, add to the uncertainty of the legislative changes enacted as part of the ACA.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, some E.U. jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. Such differences in national pricing regimes may create price differntials between E.U. member states. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States. In the E.U., the downward pressure on healthcare costs in general, particularly prescription medicines, has become intense. As a result, barriers to entry of new products are becoming increasingly high and patients are unlikely to use a drug product that is not reimbursed by their government.

Other Health Care Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, or VHCA, each as amended. If products are made available to authorized users of the Federal Supply Schedule, additional laws and requirements apply. Under the VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies including the U.S. Department of Veteran Affairs and U.S. Department of Defense, the Public Health Service and certain private Public Health Service‒designated entities in order to participate in other federal funding programs including Medicare and Medicaid. In addition discounted prices must be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state, even if such manufacturers or distributors have no place of business within the state. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing, activities or register their sales representatives. Other legislation has been enacted in certain states prohibiting certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Expanded Access to Investigational Drugs

An investigational drug may be eligible for clinical use outside the context of a manufacturer-sponsored clinical trial of the drug. “Expanded access” refers to the use of an investigational drug where the primary purpose is to diagnose, monitor, or treat a patient’s disease or condition rather than to collect information about the safety or effectiveness of a drug. Expanded access INDs are typically sponsored by individual physicians to treat patients who fall into one of three FDA-recognized categories of expanded access: expanded access for individual patients, including for emergency use; expanded access for intermediate-size patient populations; and expanded access for large patient populations under a treatment IND or treatment protocol. For all types of expanded access, FDA must determine prior to authorizing expanded access that: (1) the patient or patients to be treated have a serious or life threatening disease or condition and there is no comparable or satisfactory alternative therapy; (2) the potential patient benefit justifies the potential risks of use and that the potential risks are not unreasonable in the context of the disease or condition to be treated; and (3) granting the expanded access will not interfere with the initiation, conduct, or completion of clinical studies in support of the drug’s approval. In addition, the sponsor of an expanded access IND must submit IND safety reports and, in the cases of protocols continuing for one year or longer, annual reports to the FDA. Expanded access programs are not intended to yield information relevant to evaluating a drug’s effectiveness for regulatory purposes.

Legal Proceedings and Related Matters

From time to time, we may be party to litigation that arises in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

C.	Organizational Structure

The following is a list of our subsidiaries:

Name of undertaking	Country of registration	Activity	% holding
GW Pharma Limited	England and Wales	Research and Development	100
GW Research Limited	England and Wales	Research and Development	100
Greenwich Biosciences Inc.	United States	Pharmaceutical development services	100
GWP Trustee Company Limited	England and Wales	Employee Share Ownership	100
Cannabinoid Research Institute Limited	England and Wales	Dormant	100
Guernsey Pharmaceuticals Limited	Guernsey	Dormant	100
G-Pharm Limited	England and Wales	Dormant	100

D.	Property, Plant and Equipment

Type	Location	Size (sq ft)	Expiry
Executive office	Andover, United Kingdom	3,113	April 2020
Executive office	London, United Kingdom	2,680	September 2020
Executive office	Cambridge, United Kingdom	12,120	May 2021
Executive office	Carlsbad, United States	4,911	January 2019
Executive office	Durham, United States	782	October 2016
Executive office	Southern United Kingdom	17,222	December 2025
Research and manufacturing	Southern United Kingdom	64,620	January 2019
Research and manufacturing	Southern United Kingdom	15,222	November 2027
Research and manufacturing	Southern United Kingdom	3,261	September 2029
Research and manufacturing	Southern United Kingdom	20,172	May 2036
Research and manufacturing	Southern United Kingdom	7,050	December 2019
Growing facility	Eastern United Kingdom	1,960,000	August 2021
Growing facility	Southern United Kingdom	163,350	January 2017
Growing facility	Northern United Kingdom	914,760	December 2016
Growing facility	Tenerife, Spain	11,679	December 2016
Growing facility	Eastern United Kingdom	815,022	February 2020

All of our property is leased. On November 9, 2016, we signed a six-year lease for 21,895 square feet in Carlsbad, California to meet our future US commercialization requirements. We believe that our office, research and manufacturing facilities are sufficient to meet our current needs. We are not aware of any environmental issues that may affect our utilization of our property.

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

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as at and for the year ended September 30, 2016 have been translated into U.S. dollars at the rate at September 30, 2016, of £0.7744 to $1.00 and unless otherwise indicated, all pounds sterling amounts as at and for the year ended September 30, 2015 have been translated into U.S. dollars at the rate at September 30, 2015, the last business day of our year ended September 30, 2015, of £0.6611 to $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

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

Sales, general and administrative expenses

Sales, general and administrative expenses consist primarily of salaries and benefits related to our executive, finance, commercial, business development and support functions. Other sales, general and administrative expenses include costs associated with managing our commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company in the United States, including insurance, general administration overhead, legal and professional fees, audit fees and fees for taxation services.

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

Interest expense and other income

Interest expense consists primarily of interest expense incurred on three finance leases. One lease was settled in the year ended September 30, 2015, and the remaining leases will expire in 2027 and 2031, respectively. One of these leases commenced in the year ended September 30, 2016.

Other income consists primarily of interest earned by investing our cash reserves in short-term interest-bearing deposit accounts and an ‘above the line’ credit associated with the United Kingdom large company R&D tax credit scheme.

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

Our U.S. subsidiary, Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.), is currently profitable and incurs a U.S. tax liability on taxable profits earned in the United States.

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

Deferred taxation

Our policy is to recognize deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax-planning strategies and deferred tax liabilities will be available against which the deferred tax assets can be utilized. At September 30, 2016, we have accumulated tax losses of £102.8 million and other deductible temporary differences of £33.9 million, which are available to offset against future profits. If the value of these losses and other deductible temporary differences were recognized within the Group’s balance sheet at September 30, 2016, the Group would be carrying a deferred tax asset of £23.2 million compared to £18.9 million at September 30, 2015. Due to cumulative losses in recent years and uncertainties with respect to achieving certain future milestones, our ability to rely on estimated future taxable profits for purposes of recognizing deferred tax assets is limited to short term profit projections of Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.), our U.S. subsidiary. We recognized a deferred tax asset of £3.9 million on our balance sheet at September 30, 2016, compared to £0.4 million at September 30, 2015.

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

Commercial. The Commercial segment distributes and sells the Group’s commercial products. Currently Sativex is promoted through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The commercial segment will include revenues from the direct marketing of other future approved commercial products. The Group has licensing agreements for the commercialization of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the U.S., Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, license, collaboration, and technical access fees, and development and approval milestone fees.

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

Pipeline Research and Development. The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using our proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, in development as a treatment for Dravet syndrome, Lennox-Gastaut syndrome, Tuberous Sclerosis and Infantile Spasms, as well as other product candidates in Phase 1 and 2 clinical development for glioma, adult epilepsy and schizophrenia. Pipeline R&D segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

Results of Operations

Comparison of Years Ended September 30, 2016 and 2015

The following table summarizes the results of our operations for the years ended September 30, 2016 and 2015, together with the changes to those items.

	Year Ended September 30,			Change 2016 vs. 2015
	2016	2016	2015	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	13,320	10,315	28,540	(18,225)	(64)%
Cost of sales	(3,511)	(2,719)	(2,618)	(101)	4%
Research and development expenditure	(128,889)	(99,815)	(76,785)	(23,030)	30%
Sales, general and administrative expenses	(25,747)	(19,939)	(12,569)	(7,370)	59%
Net foreign exchange gains	32,993	25,551	6,202	19,349	312%
Operating loss	(111,834)	(86,607)	(57,230)	(29,377)	51%
Interest expense	(223)	(173)	(75)	(98)	131%
Other income	785	608	244	364	149%
Loss before tax	(111,272)	(86,172)	(57,061)	(29,111)	51%
Tax benefit	29,073	22,515	12,498	10,017	80%
Loss for the year	(82,199)	(63,657)	(44,563)	(19,094)	43%

Revenue

The following table summarizes our revenue for the years ended September 30, 2016 and 2015, together with the changes to those items.

	Year Ended September 30,			Change 2016 vs. 2015
	2016	2016	2015	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Product sales	6,725	5,208	4,255	953	22%
Research and development fees	4,955	3,837	22,810	(18,973)	(83)%
License, collaboration and technical access fees	1,513	1,172	1,287	(115)	(9)%
Development and approval milestone fees	127	98	188	(90)	(48)%
Total revenue	13,320	10,315	28,540	(18,225)	(64)%

Total revenue for the year ended September 30, 2016 was £10.3 million, compared to £28.5 million for the year ended September 30, 2015. The decrease of £18.2 million comprises:

•	£19.0 million decrease in research and development fees reflecting the impact of the conclusion of the Group's partner funded Sativex Phase 3 cancer pain clinical trials.

•	£1.0 million increase in Sativex product sales revenues to £5.2 million due to increased shipments. In-market sales volumes sold by GW’s commercial partners for the year ended September 30, 2016 were 14% higher than the year ended September 30, 2015. Sales volumes to partners increased by 9% over the same period.

•	£0.1 million decrease in licence, collaboration and technical access fees to £1.2 million for the year ended September 30, 2016 compared to £1.3 million for the year ended September 30, 2015. This decrease is due to the recognition period of certain signature fees having come to an end in the prior year.

•	£0.1 million decrease in development and approval milestones as a result of having earned one milestone from our parter Ipsen for the year ended September 30, 2016, compared to the receipt of two milestones for the year ended September 30, 2015.

Cost of sales

Cost of sales for the year ended September 30, 2016 of £2.7 million represents an increase of £0.1 million compared to the £2.6 million recorded in the year ended September 30, 2015. This increase primarily reflects the growth in the volume of Sativex inventory shipped to commercial partners in the year ended September 30, 2016.

Research and development expenditure

The following table summarizes our research and development expenditure for the years ended September 30, 2016 and 2015, together with the changes to those items.

	Year Ended September 30,			Change 2016 vs. 2015
	2016	2016	2015	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
GW-funded research and development	123,935	95,978	53,975	42,003	78%
Development partner-funded research and development	4,954	3,837	22,810	(18,973)	(83)%
Total research and development expenditure	128,889	99,815	76,785	23,030	30%

Total research and development expenditure for the year ended September 30, 2016 of £99.8 million increased by £23.0 million compared to the £76.8 million incurred in the year ended September 30, 2015.

GW-funded research and development expenditure increased by £42.0 million to £96.0 million for the year ended September 30, 2016 from £54.0 million for the year ended September 30, 2015. The increase is due to:

•	£17.1 million increase in epilepsy and other GW funded clinical program costs - reflecting the costs associated with GW's continuing Dravet and Lennox-Gastaut syndrome Epidiolex studies, setting up new Phase 3 studies, costs of our other pipeline studies and costs of providing regulatory support and Epidiolex to an increasing number of patients under FDA-authorized expanded access INDs.

•	£16.0 million increase in research and development staff and employment-related expenses linked to increased global headcount combined with the transition of the Group's clinical headcount from partner funded Sativex trials to the GW funded pipeline activities and Epidiolex development program.

•	£6.5 million increase in other overheads associated with running clinical trials such as depreciation of R&D assets, consumables and other property-related overheads. This increase has been impacted by the Group's refocussing of assets on GW funded activities from partner funded projects.

•	£2.4 million increase in costs of growing an increased volume of high CBD plant material for the Epidiolex development program.

We track all research and development expenditures against detailed budgets but do not seek to allocate and monitor all research and development costs by individual project. As noted in the segmental analysis below, we do analyze GW-funded research and development into Sativex related expenditures and pipeline related expenditures. External third-party costs of running clinical trials totaling £28.1 million for the year ended September 30, 2016 and £13.4 million for the year ended September 30, 2015 were tracked by individual project while the remaining £67.9 million for the year ended September 30, 2016 and £40.6 million for the year ended September 30, 2015 consisting largely of internal overhead costs were not allocated to individual projects. We believe that our existing liquidity is sufficient to complete our currently ongoing GW-funded research and development projects.

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

Development partner-funded research and development expenditure was made up of two principal elements, as follows:

	Year Ended September 30,			Change 2016 vs. 2015
	2016	2016	2015	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Sativex U.S. development program	4,519	3,500	22,275	(18,775)	(84)%

Otsuka research collaboration expenses	435	337	535	(198)	(37)%

Total development partner-funded research and development	4,954	3,837	22,810	(18,973)	(83)%

Sativex U.S. development expenses decreased by £18.8 million, or 84%, to £3.5 million during the year ended September 30, 2016 as compared to £22.3 million for the year ended September 30, 2015. This reflects decreased expenditure following the completion of the three Sativex Phase 3 cancer pain trials.

Otsuka research collaboration expenses decreased by £0.2 million, or 37%, to £0.3 million during the year ended September 30, 2016 as compared to £0.5 million for the year ended September 30, 2015. The decrease reflects the fact that the Otsuka research collaboration term ended on June 30, 2013 and the remaining revenue relates to income recognized to offset the depreciation expense of property, plant and equipment purchased under the collaboration agreement, which are now all fully depreciated.

Sales, general and administrative expenses

Sales, general and administrative expenses for the year ended September 30, 2016 of £19.9 million increased by £7.3 million compared to the £12.6 million incurred in the year ended September 30, 2015. This net increase is due to:

•	£6.3 million increase in employee-related expenses, comprising a £5.1 million increase in payroll costs driven by increased headcount and a £1.2 million increase in the charge in respect of the provision for payroll taxes on unrealized staff share option gains.

•	£0.9 million increase in property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.

•	£0.5 million increase in accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.

•	A £0.4 million decrease in respect of pre-launch commercialization costs in the U.S. These costs follow discrete commercialization projects.

Net foreign exchange gains

Net foreign exchange gains increased by £19.4 million, or 312%, to £25.6 million for the year ended September 30, 2016 compared to £6.2 million for the year ended September 30, 2015. This represents foreign exchange gains, due to unrealized gains on our U.S. dollar denominated cash deposits at the closing balance sheet exchange rate.

Interest expense

Interest expense of £0.2 million for the year ended September 30, 2016 increased by £0.1 million, or 131%, compared to the £0.1 million recorded for the year ended September 30, 2015. This increase reflects an increase in interest paid on leases for manufacturing facilities.

Other income

Other income increased by £0.4 million, or 149%, to £0.6 million for the year ended September 30, 2016 compared to £0.2 million for the year ended September 30, 2015. The increase reflects the increase in the Group’s cash and cash equivalents balance and additional tax credit recognized in the UK.

Tax

Our tax benefit increased by £10.0 million, or 80%, to £22.5 million for the year ended September 30, 2016 compared to £12.5 million for the year ended September 30, 2015. This benefit consists of:

•	Accrual for an expected research and development tax credit claim of £21.2 million in respect of the year ended September 30, 2016 for GW Research Limited. We expect to submit this claim in the quarter ending March 31, 2017 and this claim is subject to agreement by HMRC.

•	Recognition of an additional £0.7 million of research and development tax credit in respect of the year ended September 30, 2015 for GW Research Limited.

•	Recognition of U.S. tax credits of £0.8 million in respect of the years ended September 30, 2015 and September 30, 2016 for the Group’s U.S. subsidiary, Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.) following the submission of an orphan drug tax credit claim.

Research and development tax credits recognized vary depending on our available tax losses, the eligibility of our research and development expenditure and the level of certainty relating to the recoverability of the claim.

Segmental review

Commercial segment

The following table summarizes the results of our operations for our Commercial segment for the years ended September 30, 2016 and 2015, together with the changes to those items.

	Year Ended September 30,			Change 2016 vs. 2015
	2016	2016	2015	Increase/ Decrease
	$	£	£	£	%
	(in thousands, except for percentages)
Product sales	6,725	5,208	4,255	953	22%
License, collaboration and technical access fees	1,513	1,172	1,287	(115)	(9)%
Development and approval milestone fees	127	98	188	(90)	(48)%
Total revenue	8,365	6,478	5,730	748	13%
Cost of sales	(3,511)	(2,719)	(2,618)	(101)	4%
Segmental result	4,854	3,759	3,112	647	21%

We classify all revenue from Sativex collaboration partners, with the exception of research and development fees, as Commercial segment revenue. The principal variances in these revenue streams are summarized in the table above. An explanation of the principal movements in the revenue streams is provided in the revenue section above.

Cost of sales for the year ended September 30, 2016 of £2.7 million represents an increase of £0.1 million compared to the £2.6 million recorded in the year ended September 30, 2015. This increase reflects the growth in the volume of Sativex vials shipped to commercial partners in the year ended September 30, 2016.

Sativex Research and Development segment

The following table summarizes the results of our operations for our Sativex R&D segment for the years ended September 30, 2016 and 2015, together with the changes to those items.

	Year Ended September 30,			Change 2016 vs. 2015
	2016	2016	2015	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	4,519	3,500	22,275	(18,775)	(84)%
Research and development expenditure:
GW-funded research and development	(807)	(625)	(4,123)	3,498	(85)%
Development partner-funded research and development	(4,519)	(3,500)	(22,275)	18,775	(84)%
Total research and development expenditure	(5,326)	(4,125)	(26,398)	22,273	(84)%
Segmental result	(807)	(625)	(4,123)	3,498	(85)%

Total research and development expenditure related to Sativex of £4.1 million for the year ended September 30, 2016 decreased by £22.3 million, or 84%, compared with the £26.4 million recorded for the year ended September 30, 2015. This decrease reflects the conclusion and close out of the Sativex Phase 3 cancer pain clinical trials.

As all of the development partner-funded research and development expenditure is reimbursed to us under the terms of our license agreements, the net result for this segment equals the GW-funded research and development expenditure on Sativex related projects.

Pipeline Research and Development segment

The following table summarizes the results of our operations for our Pipeline R&D segment for the years ended September 30, 2016 and 2015, together with the changes to those items.

	Year Ended September 30,			Change 2016 vs. 2015
	2016	2016	2015	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	435	337	535	(198)	(37)%
Research and development expenditure
GW-funded research and development	(117,809)	(91,234)	(48,327)	(42,907)	89%
Development partner-funded research and development	(435)	(337)	(535)	198	(37)%
Total research and development expenditure	(118,244)	(91,571)	(48,862)	(42,709)	87%
Segmental result	(117,809)	(91,234)	(48,327)	(42,907)	89%

GW-funded pipeline research and development expenditure increased by £42.7 million, or 87%, to £91.6 million for the year ended September 30, 2016 as compared to £48.9 million for the year ended September 30, 2015. This reflects the impact of carrying out GW-funded clinical trials and research and development, including the costs associated with GW’s ongoing Phase 3 Dravet syndrome and Tuberous Sclerosis studies, plus the costs of the completed Phase 3 Dravet and Lennox-Gastaut syndrome Epidiolex studies, preclinical and scale up work associated with our epilepsy program. Additionally, we have various pipeline activities including cannabidivarin, or CBDV, which is in Phase 2 development in the field of epilepsy and is also being researched within the field of autism spectrum disorders, or ASD.

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

	Year Ended September 30,			Change 2015 vs. 2014
	2015	2015	2014	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	43,172	28,540	30,045	(1,505)	(5)%
Cost of sales	(3,960)	(2,618)	(2,060)	(558)	27%
Research and development expenditure	(116,153)	(76,785)	(43,475)	(33,310)	(77)%
Sales, general and administrative expenses	(19,013)	(12,569)	(7,337)	(5,232)	(71)%
Net foreign exchange gains	9,382	6,202	3,188	3,014	95%
Operating loss	(86,572)	(57,230)	(19,639)	(37,591)	(191)%
Interest expense	(113)	(75)	(61)	(14)	(23)%
Other income	369	244	130	114	88%
Loss before tax	(86,316)	(57,061)	(19,570)	(37,491)	(192)%
Tax benefit	18,906	12,498	4,911	7,587	154%
Loss for the year	(67,410)	(44,563)	(14,659)	(29,904)	(204)%

Revenue

The following table summarizes our revenue for the years ended September 30, 2015 and 2014, together with the changes to those items.

	Year Ended September 30,			Change 2015 vs. 2014
	2015	2015	2014	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Product sales	6,437	4,255	4,382	(127)	(3)%
Research and development fees	34,504	22,810	24,285	(1,475)	(6)%
License, collaboration and technical access fees	1,947	1,287	1,378	(91)	(7)%
Development and approval milestone fees	284	188	-	188	-
Total revenue	43,172	28,540	30,045	(1,505)	(5)%

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

Other income

Other income increased by £0.1 million, or 88%, to £0.2 million for the year ended September 30, 2015 compared to £0.1 million for the year ended September 30, 2014. The increase reflects the increase in interest earned on the Group’s cash and cash equivalents balance.

Tax

Our tax benefit increased by £7.6 million, or 154%, to £12.5 million for the year ended September 30, 2015 compared to £4.9 million for the year ended September 30, 2014. This benefit consists of:

•	Accrual for an expected research and development tax credit claim of £12.6 million in respect of the year ended September 30, 2015 for GW Research Limited. We expect to submit this claim in the quarter ending March 31, 2016 and this claim is subject to agreement by HMRC.

•	Recognition of an additional £0.2 million of research and development tax credit in respect of the year ended September 30, 2014 for GW Research Limited.

•	Recognition of U.S. current tax expense of £0.3 million in respect of the year ended September 30, 2015 for the Group’s U.S. subsidiary, Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.).

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

In recent years, we have largely funded our operations and growth from issuances of equity securities, research and development fees and tax credits and milestone payments from our development partners. We have also funded our operations and growth with cash flows from operating activities, including Sativex revenue credits and interest income. Our cash flows may fluctuate, are difficult to forecast and will depend on many factors, including:

•	the timing of achievement of future Epidiolex regulatory approvals and commercial launches in the United States and Europe;

•	the extent to which we seek to retain development rights to our pipeline of new product candidates or whether we seek to out-license them to a partner who will fund future research and development expenditure in return for a right to share in future commercial revenue;

•	the extent of success in our early pre-clinical and clinical stage research programs which will determine the amount of funding required to further the development of our product candidates;

•	the terms and timing of new strategic collaborations;

•	the number and characteristics of the product candidates that we seek to develop;

•	the outcome, timing and cost of regulatory approvals of Epidiolex and our other product candidates;

•	the costs involved in constructing larger, FDA-compliant manufacturing facilities for Epidiolex and our other product candidates;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the costs of hiring additional skilled employees to support our continued growth; and

•	the rate of growth of our Sativex revenue, which relies upon the marketing efforts of our commercial partners and factors such as the timing of further national approvals, the price levels achieved by our partners in each country, and the availability of reimbursement in countries in which the product is able to be marketed.

We believe that, our cash and cash equivalents as at September 30, 2016 of £374.4 million, coupled with cash flows from operating activities will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital expenditures, for the foreseeable future, including for at least the next 12 months.

Cash Flows

The following table summarizes the results of our cash flows for the years ended September 30, 2016, 2015 and 2014.

	Year Ended September 30,
	2016	2016	2015	2014
	$	£	£	£
	(in thousands)
Net cash outflow from operating activities	(109,234)	(84,594)	(46,471)	(12,626)
Net cash outflow from investing activities	(11,307)	(8,756)	(17,791)	(7,095)
Net cash inflow from financing activities	267,045	206,807	128,419	144,267
Cash and cash equivalents at end of the year	483,445	374,392	234,872	164,491

Operating activities

Net cash outflow from operating activities for the year ended September 30, 2016 of £84.6 million was £38.1 million higher than the £46.5 million outflow from operating activities for the year ended September 30, 2015, principally reflecting the increase in investment in Epidiolex and other pipeline research and development activities offset by additional tax benefit.

Net cash flow from operating activities increased by £33.9 million to a £46.5 million outflow for the year ended September 30, 2015 compared to a £12.6 million outflow for the year ended September 30, 2014. This increase was primarily driven by a £34.8 million increase in GW-funded research and development expenditure.

Investing activities

The net cash outflow from investing activities decreased by £9.0 million to £8.8 million for the year ended September 30, 2016 from £17.8 million for the year ended September 30, 2015, reflecting a decrease in capital expenditure of £9.2 million during the year ended September 30, 2016 due to the conclusion of a significant phase of construction of our new manufacturing facilities.

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

Financing activities

Net cash flow from financing activities increased by £78.4 million to a £206.8 million inflow in the year ended September 30, 2016 compared to a £128.4 million inflow for the year ended September 30, 2015 due to a £79.1 million increase in net new equity funding inflows, a £0.6 million reduction in proceeds from the exercise of employee share options, a £0.2 million increase in fit out funding repayments and a £0.1 million decrease in finance lease repayments.

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

For the year ended September 30, 2016, we recorded revenues of £5.2 million for Sativex product sales, an increase of £0.9 million from the £4.3 million recorded for the year ended September 30, 2015. This increase was due primarily to an increase in the volume of shipments to partners of 9%.

In the year to September 30, 2016 we have seen a decline in our research and development fee income, as the level of rechargeable activity associated with our recently completed cancer pain trials programme has significantly reduced during the course of the year. We consider our licence, collaboration and technical access fees and our product sales revenues to be recurring revenues. The milestone revenues recognized in each of the financial years above tend to be individual items linked to specific development milestones achieved in a particular financial year.

In 2012 we received substantial development and approval milestones from our Sativex licensees. In 2013, we received only one £250,000 development and approval milestone. In 2014, we received no development and approval milestones. In 2015, we received two €125,000 development and approval milestones linked to regulatory filings by Ipsen, our commercial partner in Latin America. In 2016, we received one €125,000 development and approval milestone linked to a regulatory submission filing by Ipsen in Venezuela.

The Sativex In-market vial sales volumes graph above illustrates the trend in in-market commercial sales volumes of Sativex by our commercial marketing partners Bayer in UK/Canada, Almirall in Europe and Neopharm in Israel. In-market sales volumes grew by 14% from 2015 to 2016.

In 2012 commercial sales to private patients started in Sweden and in 2013 commercial sales by Almirall commenced in Norway, Austria, Italy, Poland and by Neopharm in Israel. In 2014, Almirall launched Sativex in Switzerland and Finland. 2015 and 2016 saw volume growth driven primarily by increased prescribing in Germany and Italy, as well as launch in Belgium.

As illustrated in the Total Group Expenditure graph above, our R&D expenditures have shown a consistent growth trend over the last five financial years from £27.6 million in 2012 to £99.8 million in 2016. The growth during 2016 of £23.0 million from the £76.8 million of research and development incurred in 2015 demonstrates the execution of our epilepsy Phase 3 clinical research with Epidiolex as well as progress with a number of other pipeline product candidates. In addition, SG&A expenditure has increased from £12.6 million in 2015 to £19.9 million in 2016, reflecting the increased activity in respect of pre-launch commercialization in the U.S.

In the last five years, a significant proportion of the partner-funded R&D expenditure has been driven by our US Phase 3 cancer pain clinical trials programme, which included three pivotal Phase 3 cancer pain trials plus a series of supporting Phase 1 clinical trials and regulatory activities. All of this clinical activity was funded by our development partner Otsuka. These activities came to an end during 2016, explaining the significant decrease in partner funded R&D.

In 2012 and 2013, Otsuka also funded a significant amount of pre-clinical activity as part of our six-year pre-clinical research collaboration. This pre-clinical collaboration ended on 30 June 2013. GW now has a worldwide licence to all data and product candidates generated under this collaboration.

From 2012 to 2016 GW-funded R&D increased from £8.1 million in 2012 to £96.0 million in 2016. In 2014 GW-funded R&D increased significantly to £19.2 million, reflecting our investment in the development of Epidiolex, cannabidivarin (“CBDV”) and other pipeline candidates. In 2015 GW-funded R&D increased further to £54.0 million, as we initiated five Phase 3 clinical trials in several forms of refractory childhood epilepsy, including Dravet syndrome and Lennox-Gastaut syndrome. In 2016 GW-funded R&D increased to £96.4 million as we completed three Phase 3 clinical trials, and continued to invest in our wider epilepsy program to support the forthcoming NDA filing in the United States. In addition we commenced a Phase 3 clinical trial in Tuberous Sclerosis Complex as well as continuing to progress multiple active Phase 1/2 clinical trials in other disease areas such as epilepsy partial seizures and Glioma.

The Total Group Cash graph above illustrates the trend in our financial year-end closing cash position for each of the last five years.

In 2012 we recorded a positive net operating cash inflow each financial year, largely as a result of the substantial milestone receipts from our Sativex development partners. Since 2013, having taken the decision to invest in the development of Epidiolex to treat a number of refractory forms of childhood onset epilepsy we have consistently recorded operating cash outflows, offset by the proceeds of a series of fundraisings, each of which have been conducted following the achievement of key product development milestones. Our aim has been to ensure that the Group remains well funded with sufficient working capital to successfully execute our Epidiolex and other pipeline product development plans. These equity fundraisings, together with proceeds from share options and warrants, have generated net financing cash inflows as follows:

•	£18.1 million of net new funds from issue of equity as part of our NASDAQ initial public offering in May 2013
•	£136.6 million in 2014
•	£128.7 million in 2015
•	£207.2 million in 2016

As a result of this series of successful equity fundraisings the Group has made excellent progress with the execution of our Epidiolex development strategy and with £374.4 million of cash reserves held at September 30, 2016 the Group has the funds necessary to execute our plans to file an NDA with FDA, to scale up our growing and manufacturing facilities and to expand our commercial team in preparation for Epidiolex commercialisation.

E.	Off Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as at September 30, 2016.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	£	£	£	£	£
	(in thousands)
Operating lease obligations(1)	13,038	2,723	4,816	3,301	2,198
Finance lease obligations(2)	9,306	571	1,112	1,112	6,511
Purchase obligations(3)	5,130	5,130	-	-	-
Borrowings(4)	14,399	1,448	1,930	1,930	9,091
Growing operations(5)	45,670	6,755	18,069	18,598	2,248
Total contractual obligations	87,543	16,627	25,927	24,941	20,048

(1)	We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases on defined terms. The future operating lease obligations would change if we exercise our renewal options or if we were to enter into additional new operating leases. See Note 25 to our consolidated financial statements included elsewhere in this Annual Report.

(2)	We enter into finance leases when beneficial to the Group. See Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

(3)	Purchase obligations include signed orders for capital equipment, which have been committed but not yet received at the balance sheet date totaling £5.1 million. This includes £4.0 million of capital equipment relating to the commercial growing agreement in (5).

(4)	We enter into borrowings when beneficial to the Group. See Note 18 to our consolidated financial statements included elsewhere in this Annual Report.

(5)	During the year ended September 30, 2016, the Group signed a commercial growing agreement with an external supplier to produce plant material for use in the Epidiolex development programmes and commercial release. This agreement is expected to commence during the second quarter of the year ended September 30, 2017 and includes multiple fee-elements designed to incentivise cost efficient, reliable production volumes. As part of the accounting treatment for this agreement a component operating lease has been identified under the requirements of IFRIC 4 Determining Whether an Arrangement Contains a Lease. Rental payments commence during the second quarter of the year ended 30 September 2017 and continue over a five-year non-cancellable period. Future minimum lease payments associated with this operating lease are included in the table shown above and (1).

G.	Safe Harbor.

See the section titled “Information Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6	Directors, Senior Management and Employees.

A.	Directors and Senior Management.

The following table sets forth the names, ages and positions of our executive officers and non-employee directors:

Name	Age	Position
Executive Officers
Dr. Geoffrey Guy(3)	62	Chairman of the Board of Directors and member of Board of Directors
Justin Gover	45	Chief Executive Officer and member of Board of Directors
Dr. Stephen Wright	64	Chief Medical Officer and member of Board of Directors
Adam George	46	Chief Financial Officer and member of Board of Directors
Chris Tovey	51	Chief Operating Officer and member of Board of Directors
Julian Gangolli	58	President, North America and member of Board of Directors
Non-Employee Directors
James Noble(1)(2)(3)(4)	57	Deputy Chairman
Cabot Brown(1)(2)(3)(4)	55	Non-Executive Director
Thomas Lynch(1)(2)(4)	60	Non-Executive Director

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.

(3)	Member of the Nomination Committee.

(4)	An “independent director” as such term is defined in Rule 10A-3 under the Exchange Act.

Executive Officers

Dr. Geoffrey Guy is our founder and has served as Chairman since 1998. Dr. Guy has over 30 years of experience in medical research and global drug development, previously as Chairman and Chief Executive of Ethical Holdings plc, a NASDAQ-quoted drug delivery company (now Amarin Corporation plc, or Amarin), which he founded in 1985 and led to its NASDAQ listing in 1993. He also founded Phytopharm plc in 1989, of which he was Chairman until 1997. Dr. Guy has been the physician in charge of over 300 clinical studies including first dose in man, pharmacokinetics, pharmacodynamics, dose-ranging, controlled clinical trials and large scale multi-centred studies and clinical surveys. He is also an author on numerous scientific publications and has contributed to six books. Dr. Guy was appointed as Visiting Professor in the School of Science and Medicine at the University of Buckingham in July 2011. He also received the “Deloitte Director of the Year Award in Pharmaceuticals and Healthcare” in 2011. Dr. Guy was appointed Visiting Professor at Westminster University, and awarded Honorary DSc at Reading University in 2016. Dr. Guy holds a BSc in pharmacology from the University of London, an MBBS at St Bartholomew’s Hospital, an MRCS Eng. and LRCP London, an LMSSA Society of Apothecaries and a Diploma of Pharmaceutical Medicine from the Royal Colleges of Physicians.

Justin Gover has been Chief Executive Officer of GW Pharmaceuticals since January 1999, shortly after the Company was founded. In this time, Mr. Gover has been the lead executive responsible for the running of the company’s operations, leading equity financings and business development activities. He raised initial rounds of private capital, following which led the company’s initial public offering on the AIM stock exchange in London in 2001, and more recently led GW’s initial public offering on Nasdaq in 2013. In total, he has led equity financing rounds which have raised approx. $900m. In 2015, Mr. Gover relocated to the U.S. to open the company’s U.S. headquarters in California. Prior to joining GW, Mr. Gover was Head of Corporate Affairs at Ethical Holdings plc, a UK-based Nasdaq listed company, where he was responsible for the company’s strategic corporate activities, including mergers and acquisitions, strategic investments, equity financings and investor relations. Mr. Gover holds an M.B.A. from the INSEAD business school in France.

Dr. Stephen Wright has served as our Research and Development Director and Chief Medical Officer since January 2004 and as a Director since March 2005. Dr. Wright, now GW’s Chief Medical Officer, will retire and step down from his position on 1 May 2017. Dr. Wright has more than 25 years of experience in medicines development. He joined GW from Ipsen, where he was Senior Vice President of Clinical Research & Development and a member of the UK Board of Directors. Prior to this, he was Venture Head of Neuroscience at Abbott Laboratories, based in the US, and was also formerly Associate Medical Director at Glaxo in the UK. In each of these roles he has been closely associated with at least eight successful NDAs for new drug products, both small molecules, peptides and botanicals.

Adam George joined GW in 2007 and was Group Financial Controller until June 1, 2012, at which time he joined the Board as Chief Financial Officer. Mr. George also acts as Company Secretary, a role he has held since he first joined the Company. Prior to joining GW, Mr. George occupied several senior finance roles within both listed and privately owned high growth businesses. From 2004 to 2007, Mr. George was Finance Director of Believe It Group Limited (now 4Com plc), a telecommunications service provider, having been Group Financial Controller from 2001 to 2004.

Chris Tovey has served as our Chief Operating Officer since October 2012. Prior to joining our Company, Mr. Tovey was at UCB Pharmaceuticals from 2006 to 2012. In his last role there, Mr. Tovey was the Vice President of Global Marketing Operations where he was responsible for worldwide marketing activities on a portfolio of UCB products including Keppra® (Anti-epileptic) generating over €2.0 billion in annual sales. Previous experience and roles at UCB included a number of multi-country product launches including Vimpat® (Anti-epileptic), Managing Director Greece and Cyprus, and leader of all UCB activities on the orphan narcotic medication Xyrem®, used in the treatment of narcolepsy. Mr. Tovey previously spent 18 years at GlaxoSmithKline plc in senior commercial roles in both the European and UK organisations. These roles included Director Commercial Strategy Distribution Europe, Director European Vaccine Therapy, Director Commercial Development UK, Director Vaccines Business Unit UK and Business Unit Manager Oncology UK While at GSK, Mr. Tovey worked across a wide range of therapeutic areas including neurology, infectious diseases, oncology, diabetes, respiratory, gastroenterology and immunology.

Julian Gangolli has served as our President, North America since his appointment in June 2015. Mr. Gangolli has more than two decades of senior management experience with large pharmaceutical, specialty pharmaceutical, and start-up biotechnology companies. Since July 2016, Mr. Gangolli has served on the board and Audit Committee of Revance Therapeutics, Inc. Prior to joining GW, Mr. Gangolli was, from 2004 until April 2015, President of the North American Pharmaceutical division of Allergan Inc., with responsibility for a 1,400-person integrated commercial operation with sales exceeding $3.8 billion in 2014. As a Corporate Vice President and member of the Executive Committee, Allergan’s most senior leadership team overseeing worldwide operations, Mr. Gangolli was an integral part of the executive management team that transformed Allergan into one of the leading specialty pharmaceutical companies in the US. Prior to Allergan, Mr. Gangolli was Vice President, Sales and Marketing at VIVUS, Inc. where he established from inception a fully functioning commercial operation. Prior to VIVUS, Mr. Gangolli held roles at Syntex Pharmaceuticals, Inc. and Ortho-Cilag Pharmaceuticals Ltd. in the United Kingdom. Mr. Gangolli was raised in the UK and received a BSc (Honours) in Applied Chemistry from Kingston University in England.

Non-Employee Directors

James Noble has served as a non-executive Director since January 2007. Mr. Noble has extensive experience in the biotech industry and currently serves as Chief Executive Officer of Adaptimmune Therapeutics plc, a NASDAQ-listed company (ADAP) involved in T cell therapeutics. Mr. Noble was previously Chief Executive Officer of Avidex Limited, a private biotech company and, until March 2014, was Chief Executive Officer of Immunocore Limited. Mr. Noble qualified as a chartered accountant with PriceWaterhouse in 1983 and then spent seven years at investment bank Kleinwort Benson Limited, where he became a Director in 1990. He then joined British Biotech plc as Chief Financial Officer and secured the company’s IPO on NASDAQ and London in 1992. From 1997 to 2001, he held numerous non-executive Director positions, including at PowderJect Pharmaceuticals plc, Oxford GlycoSciences plc, MediGene AG, and Advanced Medical Solutions plc. Mr. Noble graduated from the University of Oxford in 1980.

Cabot Brown joined the GW Board in February 2013. Mr. Brown is the Founder and Chief Executive Officer of Carabiner LLC, a strategic and financial advisory firm based in San Francisco that specializes in healthcare and education. Previously, Mr. Brown served as a Managing Director and Head of the Healthcare Group at GCA Savvian, an international financial advisory firm, from 2011 to 2012. Before joining GCA Savvian, Mr. Brown worked for 10 years at Seven Hills Group, an investment banking group he co-founded where he also directed the firm’s healthcare activities. He also was Managing Director of Brown, McMillan & Co, an investment firm he co-founded that sponsored buy-outs and venture capital investments. From 1987 until 1995, Mr. Brown worked at Volpe, Welty & Company, a boutique investment bank where he co-founded and ran the healthcare practice and served as a member of its Executive Committee. Mr. Brown holds an MBA from Harvard Business School with high distinction as a George F Baker Scholar and an AB cum laude in Government from Harvard College.

Thomas Lynch has served as a non-executive Director since 2010. Mr. Lynch currently serves as Chairman and non-executive Director of Evofem Biosciences Inc., executive Director of Profectus Biosciences, Inc. and Chairman of the Ireland East Healthcare Group. Mr. Lynch serves on the board of a number of other privately held biotechnology companies. Mr. Lynch previously served as Chairman of Icon plc, having served on its board for 22 years. Mr. Lynch has also worked in a variety of capacities in Amarin Corporation plc, Elan Corporation plc and Warner Chilcott plc from 2001 to 2010. Mr. Lynch was a member of the Board of IDA Ireland (an Irish government investment agency).

B.	Compensation.

The following discussion provides the amount of compensation paid, and benefits in‒kind granted, by us and our subsidiaries to our directors for services in all capacities to us and our subsidiaries for the year ended September 30, 2016, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended September 30, 2016 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

Directors and Executive Management Board Compensation

Directors Compensation

For the year ended September 30, 2016, the table below sets forth the compensation paid to our directors, and, in the case of Messrs. Guy, Gover, Wright and George, reflects the compensation paid for their services as our executives.

Year Ended September 30, 2016 Directors Compensation(1)

Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension(2)	Pension Benefit(3)	Total
	£	£	£	£	£
Dr. Geoffrey Guy
Executive Director Chairman	353,860	167,342	28,475	54,416	604,093
Justin Gover(4)
Executive Director Chief Executive Officer	311,921	146,720	32,854	52,993	544,488
Adam George
Executive Director Chief Financial Officer	197,276	93,293	17,699	30,337	338,605
Dr. Stephen Wright
Executive Director Chief Medical Officer	242,370	114,618	20,180	39,830	416,998
Chris Tovey
Executive Director Chief Operating Officer	214,179	101,287	17,817	35,198	368,481
Julian Gangolli
Executive Director President, North America	274,997	72,658	1,159	1,664	350,478
James Noble
Non-Executive Director Deputy Chairman	63,500	-	-	-	63,500
Cabot Brown
Non-Executive Director	51,294	-	-	-	51,294
Thomas Lynch(5)
Non-Executive Director	-	-	-	-	-

(1)	For the year ended September 30, 2016, the compensation of Dr. Geoffrey Guy, Adam George, Dr. Stephen Wright, Chris Tovey, and James Noble are set and paid in pounds sterling (£). Compensation of James Noble and Cabot Brown are set in US dollars ($) and paid in pounds sterling. Compensation of Justin Gover and Julian Gangolli are set and paid in US dollars ($).

(2)	For our Executive Directors, these amounts represent the value of the personal benefits granted to our senior management for the year ended September 30, 2016, which include car allowance and medical and life insurance.

(3)	These amounts represent our contribution into money purchase plans.

(4)	The Remuneration Committee has agreed to indemnify the incremental US tax suffered by Mr. Gover that he is likely to suffer in respect of the gain on exercising options arising from the September 2013 LTIP award. Further details are provided in Note 27 to our consolidated financial statements.

(5)	Mr. Lynch has waived his right to receive fees for his service as a Non-Executive Director.

Executive Management Compensation

The compensation for each member of our executive management board is comprised of the following elements: base salary, annual bonus, personal benefits and long-term incentives. The total amount of compensation paid and benefits in kind granted to the members of our executive management board, whether or not a director, for the year ended September 30, 2016 was £2.7 million.

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

Outstanding Equity Awards, Grants and Option Exercise

During the year ended September 30, 2016 3,063,893 options to purchase ordinary shares were awarded to the directors under our Long Term Incentive Plan.

Name of Director	Type of Plan	Granted	Nominal value		Exercise price		Date of exercise	Date of expiry
Dr. Geoffrey W. Guy	LTIP	182,171	0.1	p	257.0	p	February 15, 2019	February 15, 2026
	LTIP	25,914	0.1	p	0.1	p	February 15, 2017	February 15, 2026
	LTIP	25,914	0.1	p	0.1	p	February 15, 2018	February 15, 2026
	LTIP	345,517	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	25,914	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	25,913	0.1	p	0.1	p	February 15, 2020	February 15, 2026
Justin Gover	LTIP	213,245	0.1	p	257.0	p	February 15, 2019	February 15, 2026
	LTIP	30,334	0.1	p	0.1	p	February 15, 2017	August 15, 2017
	LTIP	30,334	0.1	p	0.1	p	February 15, 2018	August 15, 2018
	LTIP	404,455	0.1	p	0.1	p	February 15, 2019	August 15, 2019
	LTIP	30,334	0.1	p	0.1	p	February 15, 2019	August 15, 2019
	LTIP	30,334	0.1	p	0.1	p	February 15, 2020	August 15, 2020
Adam George	LTIP	67,707	0.1	p	257.0	p	February 15, 2019	February 15, 2026
	LTIP	9,631	0.1	p	0.1	p	February 15, 2017	February 15, 2026
	LTIP	9,631	0.1	p	0.1	p	February 15, 2018	February 15, 2026
	LTIP	128,417	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	9,631	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	9,632	0.1	p	0.1	p	February 15, 2020	February 15, 2026
Dr. Stephen Wright	LTIP	83,183	0.1	p	257.0	p	February 15, 2019	February 15, 2026
	LTIP	11,833	0.1	p	0.1	p	February 15, 2017	February 15, 2026
	LTIP	11,833	0.1	p	0.1	p	February 15, 2018	February 15, 2026
	LTIP	157,771	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	11,833	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	11,832	0.1	p	0.1	p	February 15, 2020	February 15, 2026
Chris Tovey	LTIP	73,508	0.1	p	257.0	p	February 15, 2019	February 15, 2026
	LTIP	10,456	0.1	p	0.1	p	February 15, 2017	February 15, 2026
	LTIP	10,456	0.1	p	0.1	p	February 15, 2018	February 15, 2026
	LTIP	139,420	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	10,457	0.1	p	0.1	p	February 15, 2019	February 15, 2026
	LTIP	10,457	0.1	p	0.1	p	February 15, 2020	February 15, 2026
Julian Gangolli	LTIP	192,755	0.1	p	257.0	p	February 15, 2019	February 15, 2026
	LTIP	27,419	0.1	p	0.1	p	February 15, 2017	August 15, 2017
	LTIP	27,419	0.1	p	0.1	p	February 15, 2018	August 15, 2018
	LTIP	365,591	0.1	p	0.1	p	February 15, 2019	August 15, 2019
	LTIP	27,419	0.1	p	0.1	p	February 15, 2019	August 15, 2019
	LTIP	27,420	0.1	p	0.1	p	February 15, 2020	August 15, 2020
James Noble	LTIP	68,122	0.1	p	383.0	p	December 29, 2018	December 29, 2025
	LTIP	14,479	0.1	p	0.1	p	December 29, 2018	December 29, 2025
Cabot Brown	LTIP	68,122	0.1	p	383.0	p	December 29, 2018	June 29, 2019
	LTIP	14,479	0.1	p	0.1	p	December 29, 2018	June 29, 2019
Thomas Lynch	LTIP	68,122	0.1	p	383.0	p	December 29, 2018	December 29, 2025
	LTIP	14,479	0.1	p	0.1	p	December 29, 2018	December 29, 2025

As of September 30, 2016, directors held options to purchase 6,528,449 ordinary shares. During the year ended September 30, 2016, directors exercised and sold options over 1,729,792 ordinary shares.

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

Pension, Retirement and Similar Benefits

For the year ended September 30, 2016, we and our subsidiaries contributed a total of £0.2 million into money purchase plans to provide pension, retirement or similar benefits to our directors and members of the executive management board. The Group does not operate any pension plans directly.

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

On July 21, 2015, (i) this service agreement was novated to GW Pharmaceuticals plc by GW Research Limited and at the same time Mr. Gover’s commitment to GW Pharmaceutical plc was reduced to no more than 30 days per annum, to be worked outside the United States, and his base salary was reduced pro rata to £33,079 ($51,482) per annum (to be reviewed annually) and his entitlement to a car allowance and private health insurance from GW Pharmaceuticals plc were removed, and (ii) Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.), entered into a service agreement with Mr. Gover, which provides that his service will continue until either party provides no less than 12 months’ written notice. Upon notice of termination, Greenwich Biosciences Inc. may require Mr. Gover not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. GW Research Limited may terminate Mr. Gover’s employment with immediate effect at any time by notice in writing for certain circumstances as described in his service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

Mr. Gover’s service agreement with Greenwich Biosciences Inc. provides for a base salary of $446,177 per annum less the amount to be paid to Mr. Gover by GW Pharmaceuticals plc in the UK in respect of his role as its Chief Executive Officer (initially $51,482 per annum), plus a monthly pension contribution of 17.5% of salary once Greenwich Biosciences Inc. has established its 401(k) Plan, car allowance of $24,279 per annum, permanent health insurance coverage, life assurance coverage and private health insurance, and a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion.

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

On 9 August 2016 we announced that Dr. Stephen Wright will step down from his position as Chief Medical Officer and a member of the Board of Directors on 1 May 2017. Dr. Wright will remain in post full-time until May 2017 and will thereafter stay on as a part time employee of the Company throughout the NDA process for Epidiolex, in which he will continue to take a leading and active role.

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

Julian Gangolli

On May 6, 2015, Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.) entered into a service agreement with Mr. Gangolli, our President, North America. Mr. Gangolli’s service agreement provides that his service will continue until either party provides no less than one month’s written notice. Upon notice of termination, Greenwich Biosciences Inc. may pay Mr. Gangolli his salary in lieu of giving a month’s written notice.

Mr. Gangolli’s service agreement with Greenwich Biosciences Inc. provides for a base salary of $400,000 per annum (to be reviewed annually), less any amounts paid under his service agreement with GW Pharmaceuticals plc (described below), a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion, plus life assurance coverage, matching contributions to a 401(k) plan and private health insurance once Greenwich Biosciences Inc. has established these benefit programs.

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

James Noble

On January 19, 2007, GW Pharmaceuticals plc appointed Mr. Noble Deputy Chairman and Non-Executive Director with effect from January 26, 2007. On February 1, 2016, GW Pharmaceuticals plc entered into an appointment letter with Mr. Noble, which continues for no specific duration. The appointment letter provides for Director’s fees of £63,000 per annum, plus reimbursement for all reasonable out-of-pocket expenses incurred on GW Pharmaceutical plc business and director’s and officer’s liability insurance, subject to the provisions governing such insurance and on such terms as our board of directors may from time to time decide. Mr. Noble’s agreement provides that he is not entitled to participate in any pension scheme and is not eligible for any other employee benefits. Mr. Noble is eligible to participate in the Company’s Long Term Incentive Plan under its rules.

Mr. Noble’s appointment letter provides that his appointment will continue until either party provides no less than three months’ written notice and that he should be prepared to spend at least 12 days per year on company business. Mr. Noble’s appointment may be automatically terminated if he is removed from office by a resolution of the shareholders, is not re-elected to office, vacates his office, commits any act that would justify summary termination of an employment contract, or is unable to perform his duties under his appointment for six months consecutively or in aggregate in any period of one year. Mr. Noble’s appointment letter provides that GW Pharmaceuticals plc may, during any period of notice, ask Mr. Noble not to attend any board or general meetings or to perform any other services on its behalf. The appointment letter includes a non-compete clause, to take effect on termination, for 12 months following termination of his office.

Cabot Brown

We originally appointed Mr. Brown as a Non-Executive Director on February 19, 2013. Mr. Brown serves as a member of the Audit Committee, the Remuneration Committee and Nominations Committee.

On January 1, 2016, GW Pharmaceuticals plc entered into an appointment letter with Mr. Brown, which continues for no specific duration. The appointment letter provides for Director’s fees of $70,000 plus reimbursement for all reasonable out‒of‒pocket expenses incurred on GW Pharmaceuticals plc’s business and director’s and officer’s liability insurance, subject to the provisions governing such insurance and on such terms as our board of directors may from time to time decide. Mr. Brown’s appointment letter provides that he is not entitled to participate in any pension and will not be eligible for other employee benefits. Mr. Brown is eligible to participate in the Company’s Long Term Incentive Plan under its rules.

Mr. Brown’s appointment letter also provides that his appointment will continue until either party provides no less than three months’ written notice and that he should be prepared to spend at least 12 days per year attending board and general meetings of GW Pharmaceuticals plc. Mr. Brown’s appointment may be automatically terminated if he is removed from office as a director of GW Pharmaceuticals plc by a resolution of the shareholders, is not re-elected to office, vacates his office, commits any act that would justify summary termination of an employment contract or if he is unable to perform his duties under his appointment for six months consecutively or in aggregate in any period of one year. Mr. Brown’s appointment letter provides that GW Pharmaceuticals plc may, during any period of notice, ask Mr. Brown not to attend any board or general meetings or to perform any other services on its behalf. The appointment letter includes a non-compete clause, to take effect on termination, for one year.

Thomas Lynch

On July 22, 2010, GW Pharmaceuticals plc appointed Mr. Lynch a Non-Executive Director. On February 26, 2013, Mr. Lynch entered into an updated appointment letter with GW Pharmaceuticals plc, which continues for no specific duration. Mr. Lynch has waived his right to receive fees for this role. Mr. Lynch’s agreement provides for reimbursement for all reasonable out-of-pocket expenses incurred on GW Pharmaceutical plc business and director’s and officer’s liability insurance, subject to the provisions governing such insurance and on such terms as our Board of Directors may from time to time decide. Mr. Lynch’s agreement provides that he is not entitled to participate in any pension or any other employee benefits. Mr. Lynch is eligible to participate in the Company’s Long Term Incentive Plan under its rules.

Mr. Lynch’s appointment letter provides that his appointment will continue until either party provides no less than three months’ written notice and that he should be prepared to spend at least 12 days per year on company business. Mr. Lynch’s appointment may be automatically terminated if he is removed from office by a resolution of the shareholders, is not re-elected to office, vacates his office, commits any act that would justify summary termination of an employment contract or if he is unable to perform his duties under his appointment for six months consecutively or in aggregate in any period of one year.

Mr. Lynch’s appointment letter provides that GW Pharmaceuticals plc may, during any period of notice, ask Mr. Lynch not to attend any board or general meetings or to perform any other services on its behalf. The agreement includes a non-compete clause, to take effect on termination, for 12 months following termination of his office.

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

Matching Awards and Investment Shares. The Remuneration Committee may invite any eligible employee to participate in the Long-Term Incentive Plan by purchasing ordinary shares, which are referred to as Investment Shares in this Annual Report. The invitation will specify the maximum amount of Investment Shares which can be purchased, the procedure for purchasing the Investment Shares, the maximum number of ordinary shares which may be received as a Matching Award and other terms of the Award. A “Return Date” will also be specified which is the date by which the invitation to participate must be accepted. As soon as practicable after the Return Date, we procure the acquisition of the Investment Shares and the participant is granted a Matching Award. The participant will have full rights with respect to the Investment Shares. Any ordinary shares subject to a Matching Award with respect to Investment Shares will be transferred to the participant when the Matching Award vests.

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

Takeovers and Corporate Events. If a person or group obtains control of us pursuant to a general offer to acquire our ordinary shares or has obtained control of us and then makes such an offer or such an offer becomes unconditional in all respects, then the Remuneration Committee will notify all participants and all Awards will vest on the date determined by the Remuneration Committee (but no later than the date of the change in control or offer becoming unconditional) and any Option can be exercised within one month after such early vesting date. Special vesting rules apply in the context of a winding up of us or in the event of a demerger, special dividends or other events which, in the opinion of the Remuneration Committee would affect the market price of our ordinary shares to a material extent. In exceptional circumstances, the Remuneration Committee, with the consent of an acquiring company if applicable, may decide before the change of control that an Award will not vest under the special vesting provisions but shall instead be surrendered in consideration for the grant of a new award which the Remuneration Committee determines is equivalent in value to the Award that it replaces. Absent such exceptional circumstances, the Remuneration Committee’s intention is that all Awards will vest. Special rules apply to determine the numbers of ordinary shares that will vest in any specified circumstances, including application of any performance conditions.

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

GW Pharmaceuticals All Employee Share Scheme

GW Pharma Limited (formerly GW Pharmaceuticals Ltd) adopted the GW Pharmaceuticals All Employee Share Scheme, or the Share Scheme, on August 16, 2000 and it was approved by the U.K.’s Inland Revenue on August 25, 2000 as what is now known as an approved share incentive plan. The Share Scheme provides for the grant of awards of our ordinary shares, which may be Free Shares, Matching Shares or Partnership Shares, or, collectively, Share Scheme Awards, all summarized below, in a tax advantageous manner. Dividends payable in relation to Share Scheme Awards may be reinvested as Dividend Shares subject to the scheme. Shares awarded are held by the trustees of the scheme, or the Trustees, in a specially established trust on behalf of the participants. The scheme originally operated over ordinary shares in GW Pharma Limited, but following our acquisition of GW Pharma Limited the scheme was amended so that it operated over our ordinary shares.

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

The number of employees by function and geographic location as of the end of the period for our fiscal years ended September 30, 2016, 2015 and 2014 was as follows:

	2016	2015	2014
By Function:
Research and development	268	207	165
Manufacturing and operations	80	56	44
Quality control and assurance	61	51	29
Commercial	15	7	-
Management and administrative	72	48	27
Total	496	369	265

By Geography:
United Kingdom	425	342	263
North America	71	27	2
Total	496	369	265

We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our relationships with our employees around the world are good.

E.	Share Ownership.

See Item 7, below.

Item 7	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of September 30, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares as of September 30, 2016.

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

	Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owner(1)	Number	Percent
Greater than 5% Shareholders
Capital Research and Management Company(3)	45,340,848	15.0
Prudential plc group of companies(4)	24,602,551	8.1
Scopia Capital Management LP(5)	22,622,004	7.5
Fidelity Management & Research Co.(6)	21,058,296	7.1
Named Executive Officers and Directors
Dr. Geoffrey Guy(7)	14,248,000	4.6
Mr. Justin Gover(8)	-	*
Mr. Thomas Lynch	-	*
Mr. James Noble	-	*
Mr. Adam George(9)	-	*
Dr. Stephen Wright(10)	-	*
Mr. Julian Gangolli	-	*
Mr. Chris Tovey	-	*
Mr. Cabot Brown	-	*
All Named Executive Officers and Directors as a Group (9 persons)		*

*	Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)	The business addresses for the listed beneficial owners are as follows: Prudential plc group of companies—Laurence Pountney Hill, London, EC4R 0HH; Scopia Capital Management LP – 152 West 57th Street, 33rd Floor, New York, NY 10019; Fidelity Management & Research Co. – 245 Summer Street, , Boston, MA 02210

(2)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 302,093,139 ordinary shares outstanding on September 30, 2016.

(3)	Capital Research and Management Company, or CRMC, a U.S.–based investment management company, holds these shares in the form of ADSs. The Capital Group Companies, Inc. is the parent company of CRMC. The business address for CRMC is 333 South Hope Street, Los Angeles, CA 90071.

(4)	Includes (i) 24,602,551 ordinary shares indirectly held by Prudential plc, (ii) 24,602,551 ordinary shares indirectly held by M&G Group Limited, a wholly owned subsidiary of Prudential plc, (iii) 24,602,551 ordinary shares indirectly held by M&G Limited, a wholly owned subsidiary of M&G Group Limited, (iv) 24,602,551 ordinary shares indirectly held by M&G Investment Management Limited, a wholly owned subsidiary of M&G Limited and (v) 24,602,551 ordinary shares held of record by M&G Securities Limited, a wholly owned subsidiary of M&G Limited.

(5)	Scopia Capital Management LP , a U.S.-based investment management company, holds these shares in the form of ADSs.

(6)	Fidelity Management & Research Co., or FMRC, a U.S.-based investment management company, holds these shares in the form of ADSs

(7)	Includes 225,000 ordinary shares beneficially owned by Dr. Guy’s immediate family, 1,168,958 shares held by his personal pension plan and options to purchase 450,158 ordinary shares that have vested.

(8)	Includes 2,143,314 ordinary shares beneficially owned by The Gover Family Investment LLP, of which Mr. Gover owns 99% and the remaining 1% is held by his spouse.

(9)	Includes 21,696 shares held by his personal pension plan, 5,912 shares owned personally and options to purchase 407,106 ordinary shares that have vested.

(10)	Includes 5,000 ordinary shares beneficially owned by Dr. Wright’s spouse, 915 shares owned personally and options to purchase 602,990 ordinary shares that have vested.

Our major shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Citibank, N.A. is the holder of record for our ADS program, whereby each ADS represents twelve ordinary shares. As of September 30, 2016, Citibank, N.A. held 226,162,356 ordinary shares representing 75% of our issued share capital held at that date. As of September 30, 2016, we had a further 473,317 ordinary shares held by 9 U.S. resident shareholders of record, representing less than one percent of total voting power. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of beneficial holders.

Due to the de-listing from the AIM market in the United Kingdom, there has been a significant increase in the number of shares held in ADS form by Citibank. As at December 5, 2016, 267,889,376 ordinary shares were held by Citibank, representing 89% of share capital.

B.	Related Party Transactions.

During the three year period ended September 30, 2016, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our executive management board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate families of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in the section of this Annual Report titled “Management.”

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

There have been no significant changes since September 30, 2016.

Item 9	The Offer and Listing.

A.	Offer and Listing Details.

Price History of Stock

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Market in U.S. dollars.

	Price Per ADS
	High	Low
Annual (Year Ended September 30):
2013 (May 1, 2013 through September 30, 2013)	$17.75	$8.51
2014	$107.35	$17.01
2015	$129.69	$61.55
2016	$132.73	$36.64
2017 (through December 2, 2016)	$134.02	$109.28
Quarterly:
First Quarter 2014	$41.54	$17.01
Second Quarter 2014	$83.05	$38.06
Third Quarter 2014	$107.29	$44.00
Fourth Quarter 2014	$107.35	$80.70
First Quarter 2015	$82.33	$61.55
Second Quarter 2015	$100.48	$69.61
Third Quarter 2015	$129.69	$90.58
Fourth Quarter 2015	$129.01	$88.78
First Quarter 2016	$92.27	$64.96
Second Quarter 2016	$85.24	$36.64
Third Quarter 2016	$94.19	$73.64
Fourth Quarter 2016	$132.73	$80.65
First Quarter 2017 (through December 2, 2016)	$134.02	$109.28
Most Recent Six Months:
June 2016	$94.19	$83.31
July 2016	$97.10	$90.39
August 2016	$96.11	$80.65
September 2016	$132.73	$82.28
October 2016	$133.45	$116.23
November 2016	$134.02	$111.45
December 2016 (through December 2, 2016)	$112.32	$109.28

On September 30, 2016, and December 5, 2016, the last reported sale prices of our ADSs on the NASDAQ Global Market were $132.73 per ADS and $112.32 per ADS, respectively.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the AIM in pounds sterling and U.S. dollars. U.S. dollar per ordinary share amounts have been translated into U.S. dollars at $1.00 = £0.7683 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on September 30, 2016.

	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual (Year Ended September 30):
2011	£1.33	£0.83	$1.73	$1.08
2012	£1.03	£0.66	$1.34	$0.86
2013	£0.90	£0.40	$1.17	$0.52
2014	£5.24	£0.85	$6.82	$1.11
2015	£6.96	£3.20	$9.06	$4.17
2016	£8.39	£2.12	$10.92	$2.76
2017 (through December 2, 2016)	£8.90	£7.10	$11.58	$9.24
Quarterly:
First Quarter 2014	£1.99	£0.85	$2.59	$1.11
Second Quarter 2014	£4.11	£1.90	$5.35	$2.47
Third Quarter 2014	£5.10	£2.19	$6.64	$2.85
Fourth Quarter 2014	£5.24	£4.00	$6.82	$5.21
First Quarter 2015	£4.30	£3.21	$5.60	$4.18
Second Quarter 2015	£5.60	£3.69	$7.29	$4.80
Third Quarter 2015	£6.96	£5.06	$9.06	$6.59
Fourth Quarter 2015	£6.93	£4.90	$9.02	$6.38
First Quarter 2016	£5.16	£3.69	$6.72	$4.80
Second Quarter 2016	£5.10	£2.12	$6.64	$2.76
Third Quarter 2016	£5.80	£4.29	$7.55	$5.58
Fourth Quarter 2016	£8.39	£5.15	$10.92	$6.70
First Quarter 2017 (through December 2, 2016)	£8.90	£7.10	$11.58	$9.24
Most Recent Six Months:
June 2016	£5.80	£4.94	$7.55	$6.43
July 2016	£6.23	£5.71	$8.11	$7.43
August 2016	£6.11	£5.15	$7.95	$6.70
September 2016	£8.39	£5.15	$10.92	$6.70
October 2016	£8.88	£7.93	$11.56	$10.32
November 2016	£8.90	£7.26	$11.58	$9.45
December 2016 (through December 2, 2016)	£7.19	£7.10	$11.58	$9.24

On September 30, 2016, and December 2, 2016, the last reported sale prices of our ordinary shares on AIM were £8.39 per share ($10.92 per share) and £7.10 per share ($9.24 per share), respectively.

B.	Plan of Distribution.

Not Applicable.

C.	Markets.

226,162,356 of our ordinary shares underlie ADSs listed on the NASDAQ Global Market under the symbol “GWPH.” The depositary for the ADSs holds twelve ordinary shares for every ADS. 75,930,783 of our ordinary shares are admitted to trading on the AIM outside the ADS facility. Our ordinary shares have been trading on the AIM under the symbol “GWP” since June 28, 2001. Trading on AIM ceased on December 5, 2016.

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

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, in effect as of the date of this Annual Report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our active business, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2016. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of life sciences companies can be especially volatile). Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization and the value of our goodwill, a decline in the value of our shares could affect the determination of whether we are a PFIC. We do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future.

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

Specified Foreign Financial Assets

Tax reporting obligations are imposed on certain U.S. persons that own “specified foreign financial assets,” including securities issued by any foreign person, either directly or indirectly or through certain foreign financial institutions, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities. The ADSs may be treated as specified foreign financial assets, and investors may be subject to this information reporting regime. Significant penalties and an extended statute of limitations may apply to a U.S. Holder subject to this reporting requirement that fails to file information reports. Each prospective investor that is a U.S. person should consult its own tax advisor regarding this information reporting obligation.

United Kingdom Tax Considerations

The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of the ordinary shares or the ADSs and does not address all possible tax consequences relating to an investment in the ordinary shares or the ADSs. It is based on current U.K. tax law and generally published HM Revenue & Customs, (or “HMRC”), practice as at the date of this Annual Report on Form 20-F, both of which are subject to change, possibly with retrospective effect.

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

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

•	this summary only applies to the absolute beneficial owners of the ordinary shares or the ADSs and any dividends paid in respect of the ordinary shares represented by the ADSs where the dividends are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person);

•	this summary: (a) only addresses the principal U.K. tax consequences for investors who hold the ordinary shares or ADSs as capital assets/investments, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as dealers, brokers or traders in shares or securities and other persons who hold the ordinary shares or ADSs otherwise than as an investment, (c) does not address the tax consequences for holders that are financial institutions, insurance companies, collective investment schemes, pension schemes, charities or tax-exempt organizations, (d) assumes that the holder is not an officer or employee of the Company (or of any related company) and has not (and is not deemed to have) acquired the ordinary shares or ADSs by reason of an office or employment, and (e) assumes that the holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of the ADSs), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the Company, and is not otherwise connected with the Company.

This summary further assumes that a holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares for U.K. tax purposes.

POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of dividends

Withholding Tax

Dividend payments in respect of the ordinary shares represented by the ADSs may be made without withholding or deduction for or on account of U.K. tax.

Income Tax

Dividends received by individual U.K. Holders will be subject to U.K. income tax on the amount of the dividend paid.

An individual U.K. Holder will be exempt from U.K. income tax (by applying a nil rate of tax) on the first £5,000 of dividend income received by such individual U.K. Holder in a tax year, regardless of the amount of the individual’s other taxable income.

Dividend income in excess of the £5,000 allowance will be taxed at the rate of 7.5% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, does not exceed the basic rate income tax limit, at the rate of 32.5% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, exceeds the basic rate income tax limit but does not exceed the higher rate income tax limit, and at the rate of 38.1% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, exceeds the higher rate income tax limit.

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

Taxation of disposals

U.K. Holders

A disposal or deemed disposal of ordinary shares or ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ordinary shares or ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2016/2017 tax year is £11,100. If, after all allowable deductions, an individual U.K. Holder’s total taxable income (which, for the avoidance of doubt, includes any dividend income within the £5,000 nil rate band described above) for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 20%. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year does not exceed the basic rate income tax limit, and assuming the individual does not have any other taxable capital gains in the tax year that would use up the remaining basic rate allowance, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 10% on an amount that, when treated as the top slice of the relevant U.K. Holder’s income/gains, does not exceed the basic rate income tax and at 20% on the remainder.

A disposal of ordinary shares or ADSs by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce capital gains to take account of inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss.

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

Inheritance Tax

If for the purposes of the Taxes on Estates of Deceased Persons and on Gifts Treaty 1978 between the United States and the United Kingdom an individual holder of ordinary shares or ADSs is domiciled in the United States and is not a national of the United Kingdom, any ordinary shares or ADSs beneficially owned by that holder will not generally be subject to U.K. inheritance tax on that holder’s death or on a gift made by that holder during his/her lifetime, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the ordinary shares or ADSs are part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary shares or ADSs are comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the U.K. (in which case no charge to U.K. inheritance tax should apply).

Stamp Duty and Stamp Duty Reserve Tax

Issue and Transfer of Ordinary Shares

No U.K. stamp duty is payable on the issue of the ordinary shares.

Based on current published HMRC practice and recent case law, there should be no U.K. stamp duty reserve tax ("SDRT") payable on the issue of ordinary shares to a depositary receipt system or a clearance service (for example DTC).

Transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services, will generally be regarded by HMRC as subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred. In practice, this liability for stamp duty or SDRT is in general borne by such person depositing the relevant shares in the depositary receipt system or clearance service. Transfers of ordinary shares between depositary receipt systems and clearance services will generally be exempt from stamp duty and SDRT.

The transfer on sale of ordinary shares by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer ordinary shares outside a depositary receipt system or a clearance service will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration. Such SDRT is payable on the seventh day of the month following the month in which the charge arises, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

Transfer of ADSs

Based on current HMRC published practice, no U.K. stamp duty should be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS, on the basis that an ADS is not regarded as “stock” or a “marketable security” for U.K. stamp duty purposes.

No SDRT will be payable on an agreement to transfer an ADS, as an ADS is not considered a “chargeable security” for the purposes of SDRT.

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

At September 30, 2016, our cash and cash equivalents consisted of very short-term cash deposits with maturities of less than 90 days, in order to maximize the liquidity of our funds during a period of economic uncertainty and increased concern about counterparty credit risk.

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

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of September 30, 2016, our disclosure controls and procedures in internal control over financial reporting were effective.

B.	Management’s Annual Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, or IFRS, as endorsed by the European Union and as issued by the International Accounting Standards Board, or IASB. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act. Our internal control over financial reporting includes those policies and procedures that:

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

Our management, with the participation of our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2016. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control – Integrated Framework (2013) issued by the COSO as at September 30, 2016. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at September 30, 2016.

The Group’s internal control over financial reporting at September 30, 2016 has been audited by Deloitte LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is included in Item 15C. Deloitte LLP has also audited the consolidated financial statements as at and for the year ended September 30, 2016 and their report expressed an unqualified opinion on those financial statements.

C.	Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Shareholders of GW Pharmaceuticals plc

We have audited the internal control over financial reporting of GW Pharmaceuticals plc and subsidiaries (the “Company”) as at September 30, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2016, based on the criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended September 30, 2016 and our report dated December 5, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

London, United Kingdom
December 5, 2016

D.	Changes in Internal Control Over Financial Reporting.

During fiscal 2016, we implemented changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting. As disclosed in our Annual Report on Form 20-F for the year ended September 30, 2015, we concluded that we did not have adequate internal controls over the accounting for the completeness and valuation of clinical trial accruals.

With the oversight of our management and the Audit Committee, we have implemented additional measures to remediate the underlying causes of the material weakness related to the accounting for the completeness and valuation of clinical trial accruals described above. Our remediation actions included:

•	redesigning our controls over the monitoring of clinical study expenditures to ensure the completeness and accuracy of the budgeted and actual clinical study costs related to each clinical trial. These controls over the clinical accrual calculation will comprise: (i) a detailed review of the initial budget for each trial including a comparison to underlying contracts and amendments, (ii) a review of actual costs incurred to date are allocated to the appropriate trial and are both accurate and complete and (iii) a revised assessment that the remaining costs to complete reflect the expected future expenditure
•	establishing a company-wide contract monitoring and management process to identify and monitor all contracts where payments are linked to progress based milestones. These potential contractual liabilities are then investigated on a monthly basis to ensure accurate accruals at each period end.

We believe the previously identified material weakness for over accounting for the completeness and valuation of clinical trial accruals has been remediated.

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

Deloitte LLP has served as our independent registered public accountant for each of the years ended September 30, 2016, September 30, 2015 and September 30, 2014 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Deloitte LLP to us, including some of our subsidiaries, in fiscal years ended September 30, 2016 and 2015.

	2016 £000’s	2015 £000’s
Audit fees:
– Audit of the Company’s annual accounts [1]	400	400
– Audit of the Company’s subsidiaries pursuant to legislation	50	50
Total audit fees	450	450
Other services
– Audit-related assurance [2]	75	53
– Other assurance services [3]	109	92
Total non-audit fees	184	145

1	For the years ended September 30, 2016 and 2015, the audit fees include amounts for the audit of the consolidated financial statements in accordance with the International Standards of Auditing, and standards of the Public Company Accounting Oversight Board. For the year ended September 30, 2016 and 2015, audit fees also include amounts for the audit of the Group’s internal controls over financial reporting. An additional £40,000 was billed in respect of the 2015 audit during the year to September 30, 2016. An additional £156,000 was billed in respect of the 2014 audit during the year to September 30, 2015.

2	Audit related assurance fees relate to fees for the performance of interim reviews, and other procedures on our interim results.

3	Other assurance services represents assurance reporting on historical financial information included in the Company’s shelf registration and SEC registration statements in connection with following offerings on the NASDAQ Global Market.

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

Item 16H.	Mine Safety Disclosure.

Not Applicable.

PART III

Item 17	Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18	Financial Statements.

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19	Exhibits

Exhibit Number	Description of Exhibit

1.1*	Memorandum & Articles of Association of GW Pharmaceuticals plc. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

2.1*	Form of specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

2.2 (1) *	Form of Deposit Agreement among GW Pharmaceuticals plc, Citibank, N.A., as the depositary bank and all Holders and Beneficial Owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

2.3 (1) *	Form of American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.1†*	Licence and Distribution Agreement between Bayer AG Division Pharma and GW Pharma Limited., dated May 20, 2003 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.2†*	Amendment Number 1 to the Licence and Distribution Agreement, dated November 4, 2003 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.3*	Amendment Number 2 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Healthcare AG Division Pharma, dated January 14, 2004 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.4†*	Amendment Number 3 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Healthcare AG Division Pharma, dated March 1, 2005 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.5†*	Amendment Number 4 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Healthcare AG Division Pharma, dated May 10, 2005 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.6*	Amendment Number 5 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Schering Pharma AG (f/k/a Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.7†*	Supply Agreement between Bayer AG and GW Pharma Limited, dated May 20, 2003 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.8†*	Amendment Number 1 to the Supply Agreement between GW Pharma Limited. and Bayer Healthcare AG, dated November 4, 2003 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.9†*	Amendment Number 2 to the Supply Agreement between GW Pharma Limited. and Bayer Healthcare AG, dated May 10, 2005 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.10†*	Amendment Number 3 to the Supply Agreement between GW Pharma Limited. and Bayer Schering Pharma AG (f/k/a Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.11†*	Product Commercialisation and Supply Consolidated Agreement between GW Pharma Limited and Almirall Prodesfarma, S.A., dated June 6, 2006 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.12†*	Amendment No. 1 to the Product Commercialisation and Supply Consolidated Agreement between GW Pharma Limited. and Laboratorios Almirall S.A., dated March 4, 2009 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.13†*	Amendment to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Limited. and Almirall S.A., dated July 23, 2010 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.14†*	Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Limited. and Almirall S.A., dated November 17, 2011 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.15†*	Amendment and Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Limited. and Almirall S.A., dated March 13, 2012 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.16†*	Research Collaboration and Licence Agreement between GW Pharma Limited. and GW Pharmaceuticals plc and Otsuka Pharmaceutical Co., Ltd., dated July 9, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.17†*	Amendment No. 1 to Research Collaboration and Licence Agreement, dated March 14, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.18†*	Amendment No. 2 to Research Collaboration and Licence Agreement, dated June 29, 2010 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.19†*	Development and Licence Agreement between GW Pharma Limited. and GW Pharmaceuticals Plc and Otsuka Pharmaceutical Co., Ltd., dated February 14, 2007 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.20†*	Amendment No. 1 to Development and Licence Agreement, dated November 1, 2008 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.21†*	Letter amending Development and Licence Agreement, dated October 21, 2010 (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.22†*	Distribution and Licence Agreement, dated April 8, 2011, by and between GW Pharma Limited. and Novartis Pharma AG (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.23†*	Manufacturing and Supply Agreement, dated November 9, 2011, by and between Novartis Pharma AG and GW Pharma Limited. (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.24†*	Production Supply Agreement, dated March 7, 2007 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.25†*	Lease, dated July 6, 2009 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.26†*	Lease, dated October 9, 2009 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.27†*	Lease, dated April 6, 2011 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.28†*	Lease, dated October 12, 2011 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.29†*	Lease, dated January 6, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.30†*	Agreement for Lease, dated April 4, 2012 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.31*	Occupational Underlease, dated August 11, 2010 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.32*	Lease, dated May 24, 2011 (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.33*	Tenancy Agreement, dated November 19, 2012 (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.34*	Service Agreement by and between GW Pharma Limited, and Adam George, dated June 1, 2012 (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.35†*	Service Agreement by and between GW Pharma Limited, and Chris Tovey, dated July 11, 2012 (incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.36*	Service Agreement by and between GW Research Limited and Dr. Geoffrey Guy, dated March 14, 2013 (incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.37*	Service Agreement by and between GW Research Limited and Justin Gover, dated February 26, 2013 (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.38*	Service Agreement by and between GW Research Limited and Dr. Stephen Wright, dated January 18, 2013 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.39*	Letter of Appointment by and between GW Pharmaceuticals plc and James Noble, dated February 26, 2013 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.40*	Letter of Appointment by and between GW Pharmaceuticals plc and Thomas Lynch, dated February 26, 2013 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.41*	Service Agreement by and between Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.) and Cabot Brown, dated November 7, 2013 (incorporated by reference to Exhibit 10.41 to our Annual Report (file no. 001-35892), filed with the SEC on November 25, 2013).

4.42*	Long Term Incentive Plan (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-8 (file no. 333-204389), filed with the SEC on May 22, 2015).

4.43*	GW Pharmaceuticals All Employee Share Scheme (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

4.44*	GW Pharmaceuticals Approved Share Option Scheme 2001, as amended.

4.45*	GW Pharmaceuticals Unapproved Share Option Scheme 2001, as amended.

4.46†*	Lease, dated May 24, 2013 (incorporated by reference to Exhibit 4.46 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).

4.47†*	Lease, dated May 24, 2013 (incorporated by reference to Exhibit 4.47 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).

4.48†*	Lease, dated May 24, 2013 (incorporated by reference to Exhibit 4.48 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).

4.49*	Lease, dated August 1, 2013 (incorporated by reference to Exhibit 4.49 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).

4.50*	Lease, dated July 16, 2013 (incorporated by reference to Exhibit 4.50 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).

4.51*	Amendment to the Distribution and Licence Agreement, dated May 5, 2014 between Novartis Pharma AG and GW Pharma Limited (incorporated by reference to Exhibit 99.4 to our Report on Form 6-K, filed with the SEC on May 7, 2014).

4.52*†	Amendment and Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement dated June 6, 2006, between GW Pharma Limited and Almirall, S.A., dated September 30, 2014.

4.53*	Transfer of Contract, dated July 20, 2015 among GW Pharmaceuticals plc, GW Research Limited and Justin Gover.

4.54*	Offer Letter, dated July 17, 2015 between Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.) and Justin Gover.

4.55*	Offer Letter, dated May 5, 2015 between Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.) and Julian Gangolli.

4.56*	Discretionary Benefits Letter, dated May 5, 2015 between Greenwich Biosciences Inc. (formerly GW Pharmaceuticals Inc.) and Julian Gangolli.

4.57*	Service Agreement by and between GW Pharmaceuticals plc and Julian Gangolli, effective July 21, 2015.

4.58**††	Lease, dated May 27, 2016.

4.59**††	Amended and Restated Production and Supply Agreement, dated August 31, 2016, among GW Pharma Limited, GW Pharmaceuticals plc and British Sugar plc.

4.60**	Mutual Termination Agreement, dated November 24, 2016 between Novartis Pharma AG and GW Pharma Ltd.

4.61**	Letter of Appointment by and between GW Pharmaceuticals plc and Cabot Brown, effective January 1, 2016.

4.62**	Letter of Appointment by and between GW Pharmaceuticals plc and James Noble, effective February 1, 2016.

8.1**	List of Subsidiaries.

12.1**	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Deloitte LLP.

*	Previously filed.

**	Filed herewith.

†	Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

††	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-187978), filed with the Securities and Exchange Commission with respect to ADSs representing ordinary shares.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GW PHARMACEUTICALS PLC

	By:	/s/ Justin Gover
		Name:	Justin Gover
		Title:	Chief Executive Officer
Date: December 5, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GW Pharmaceuticals plc

We have audited the accompanying consolidated balance sheets of GW Pharmaceuticals plc and subsidiaries (the "Company") as at September 30, 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended September 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GW Pharmaceuticals plc and subsidiaries as at September 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at September 30, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE LLP

London, United Kingdom
December 5, 2016

Consolidated Income Statements

For the year ended 30 September

	Notes	2016 £000s		2015 £000s		2014 £000s
Revenue	3	10,315		28,540		30,045
Cost of sales		(2,719)		(2,618)		(2,060)
Research and development expenditure	4	(99,815)		(76,785)		(43,475)
Sales, general and administrative expenses		(19,939)		(12,569)		(7,337)
Net foreign exchange gain		25,551		6,202		3,188
Operating loss		(86,607)		(57,230)		(19,639)
Interest expense	9	(173)		(75)		(61)
Other income	9	608		244		130
Loss before tax	5	(86,172)		(57,061)		(19,570)
Tax benefit	10	22,515		12,498		4,911
Loss for the year		(63,657)		(44,563)		(14,659)

Loss per share – basic	11	(23.5	)p	(18.1	)p	(7.0	)p
Loss per share – diluted	11	(23.5	)p	(18.1	)p	(7.0	)p

The accompanying notes are an integral part of these consolidated income statements.

All activities relate to continuing operations.

Consolidated Statements of Comprehensive Loss

For the year ended 30 September

	2016 £000s	2015 £000s	2014 £000s
Loss for the year	(63,657)	(44,563)	(14,659)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	349	(71)	(2)
Other comprehensive gain/(loss) for the year	349	(71)	(2)
Total comprehensive loss for the year	(63,308)	(44,634)	(14,661)

The accompanying notes are an integral part of these consolidated statements of comprehensive loss.

Consolidated Statement of Changes in Equity

For the year ended 30 September

Group	Share Capital £000s	Share Premium Account £000s	Other Reserves £000s	Accumulated Deficit £000s	Total Equity £000s
At 1 October 2013	178	84,005	20,184	(68,965)	35,402
Issue of share capital	51	127,315	–	–	127,366
Expenses of new equity issue	–	(1,067)	–	–	(1,067)
Exercise of share options	4	5,014	–	–	5,018
Exercise of warrants	4	5,284	(922)	922	5,288
Share-based payment transactions	–	–	–	1,238	1,238
Loss for the year	–	–	–	(14,659)	(14,659)
Other comprehensive loss	–	–	(2)	–	(2)
Balance at 30 September 2014	237	220,551	19,260	(81,464)	158,584
Issue of share capital	22	127,812	–	–	127,834
Expenses of new equity issue	–	(271)	–	–	(271)
Exercise of share options	2	1,183	–	–	1,185
Share-based payment transactions	–	–	–	2,488	2,488
Loss for the year	–	–	–	(44,563)	(44,563)
Deferred tax attributable to unrealised share option gains	–	–	–	84	84
Other comprehensive loss	–	–	(71)	–	(71)
Balance at 30 September 2015	261	349,275	19,189	(123,455)	245,270
Issue of share capital (note 22)	39	206,512	–	–	206,551
Expenses of new equity issue	–	(472)	–	–	(472)
Underwriters’ contribution towards expenses of new equity issue	–	472	–	–	472
Exercise of share options (note 22)	2	690	–	–	692
Share-based payment transactions	–	–	–	8,152	8,152
Loss for the year	–	–	–	(63,657)	(63,657)
Deferred tax attributable to unrealised share option gains	–	–	–	1,133	1,133
Other comprehensive gain	–	–	349	–	349
Balance at 30 September 2016	302	556,477	19,538	(177,827)	398,490

Consolidated Balance Sheets

As at 30 September

		Group
	Notes	2016 £000s	2015 £000s
Non-current assets
Intangible assets – goodwill	12	5,210	5,210
Other intangible assets	13	629	245
Property, plant and equipment	14	38,947	28,733
Deferred tax asset	10	3,873	418
		48,659	34,606
Current assets
Inventories	15	4,248	4,756
Taxation recoverable	10	21,322	12,641
Trade receivables and other current assets	16	4,556	2,873
Cash and cash equivalents	21	374,392	234,872
		404,518	255,142
Total assets		453,177	289,748
Current liabilities
Trade and other payables	17	(31,170)	(24,022)
Current tax liabilities	10	(883)	(366)
Obligations under finance leases	19	(211)	(111)
Deferred revenue	20	(2,686)	(3,269)
		(34,950)	(27,768)
Non-current liabilities
Trade and other payables	17	(9,423)	(8,445)
Obligations under finance leases	19	(4,959)	(1,540)
Deferred revenue	20	(5,355)	(6,725)
Total liabilities		(54,687)	(44,478)
Net assets		398,490	245,270
Equity
Share capital	22	302	261
Share premium account		556,477	349,275
Other reserves	24	19,538	19,189
Accumulated (deficit)/profit		(177,827)	(123,455)
Total equity		398,490	245,270

The financial statements of GW Pharmaceuticals plc, registered number 04160917, were authorised by the Board and approved for issue on 5 December 2016.

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Cash Flow Statements

For the year ended 30 September

	Group
	2016 £000s	2015 £000s	2014 £000s
(Loss)/profit for the year	(63,657)	(44,563)	(14,659)
Adjustments for:
Interest expense	173	75	61
Other income	(608)	(244)	(130)
Tax	(22,515)	(12,498)	(4,911)
Depreciation of property, plant and equipment	3,605	2,250	1,398
Impairment of property, plant and equipment	–	606	–
Amortisation of intangible assets	62	52	–
Net foreign exchange gains	(25,551)	(6,282)	(1,876)
Increase/(decrease) in provision for inventories	72	33	(408)
Decrease in deferred signature fees	(1,170)	(1,250)	(1,065)
Share-based payment charge	8,152	2,478	1,238
Loss on disposal of property, plant and equipment	1	1	2
	(101,436)	(59,342)	(20,350)
Decrease/(increase) in inventories	436	(12)	292
(Increase)/decrease in trade receivables and other current assets	(753)	(1,010)	(142)
Increase/(decrease) in trade and other payables and deferred revenue	4,761	8,478	4,393
Cash (used in) operations	(96,992)	(51,886)	(15,807)
Income taxes paid	(883)	–	–
Research and development tax credits received	13,281	5,415	3,181
Net cash (outflow) from operating activities	(84,594)	(46,471)	(12,626)
Investing activities
Interest received	434	236	145
Purchase of property, plant and equipment	(8,678)	(17,915)	(7,254)
Purchase of intangible assets	(512)	(114)	–
Proceeds from sale of property, plant and equipment	–	2	14
Net cash outflow from investing activities	(8,756)	(17,791)	(7,095)
Financing activities
Proceeds on exercise of share options	540	1,185	5,018
Proceeds of new equity issue	206,550	127,834	127,367
Expenses of new equity issue	(319)	(271)	(1,067)
Underwriters’ contribution towards expenses of new equity issue	472	–	–
Proceeds of warrant exercise	–	–	5,288
Interest paid	(69)	(74)	(61)
Proceeds from fit out funding	–	–	7,822
Repayments of fit out funding	(240)	–	–
Repayments of obligations under finance leases	(127)	(255)	(100)
Net cash inflow from financing activities	206,807	128,419	144,267
Effect of foreign exchange rate changes	26,063	6,224	1,876
Net increase in cash and cash equivalents	139,520	70,381	126,422
Cash and cash equivalents at the beginning of the year	234,872	164,491	38,069
Cash and cash equivalents at end of the year	374,392	234,872	164,491

The accompanying notes are an integral part of these consolidated cash flow statements.

Notes to the Consolidated Financial Statements

1. General Information

GW Pharmaceuticals plc (the “Company”) and its subsidiaries (the “Group”) are primarily involved in the development of cannabinoid prescription medicines using botanical extracts derived from the Cannabis plant. The Group are developing a portfolio of cannabinoid medicines, of which the lead product is Epidiolex®, an oral medicine for the treatment of refractory childhood epilepsies.

The Company is a public limited company, which has had American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and is listed on NASDAQ since 1 May 2013. Until 5 December 2016, the Company was also listed on the Alternative Investment Market (“AIM”), which is a sub-market of the London Stock Exchange. The Company is incorporated and domiciled in the United Kingdom. The address of the Company’s registered office and principal place of business is Sovereign House, Vision Park, Histon, Cambridgeshire.

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

Going Concern

At 30 September 2016 the Group had cash and cash equivalents of £374.4 million (2015: £234.9 million). The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the 12-month period from the date of this report when considering going concern. They have also considered the Group's key risks and uncertainties affecting the likely development of the business. In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a 12-month period from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

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

No income statement is presented for GW Pharmaceuticals plc as permitted by Section 408 of the Companies Act 2006. The Company’s profit for the financial year was £30,480,000 (2015: £8,046,000; 2014: £4,267,000).

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

The Group’s revenue arises from product sales, licensing fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with commercial partners generally include non-refundable up-front licence and collaboration fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licenced products, if and when such product sales occur, and revenue from the supply of products. For these agreements, total arrangement consideration is attributed to separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. The then allocated consideration is recognised as revenue in accordance with the principles described below.

The percentage of completion method is used for a number of revenue streams of the Group. For each of the three years ended 30 September 2016, there were no discrete events or adjustments which caused the Group to revise its previous estimates of completion associated with those revenue arrangements accounted for under the percentage of completion method.

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

Licensing Fees

Licensing fees received in connection with product out-licensing agreements, even where such fees are non-refundable, are deferred and recognised over the period of the licence term.

Collaboration Fees

Collaboration fees are deferred and recognised as services rendered based on the percentage of completion method.

Technical Access Fees

Technical access fees represent amounts charged to licensing partners to provide access to, and to commercially exploit, data that the Group possesses or which can be expected to result from Group research programmes that are in progress. Non-refundable technical access fees that involve the delivery of data that the Group possesses and that permit the licensing partner to use the data freely and where the Group has no remaining obligations to perform are recognised as revenue upon delivery of the data. Non-refundable technical access fees relating to data where the research programme is ongoing are recognised based on the percentage of completion method.

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

An internally generated intangible asset arising from the Group’s development activities is recognised only if the following conditions can be demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and any recognised impairment loss. Depreciation is provided so as to write off the cost of assets, less their estimated residual values, over their useful lives using the straight-line method, as follows:

Leasehold buildings	20 years or term of lease if shorter
Plant, machinery and lab equipment	3 to 10 years
Office and IT equipment	3 to 5 years
Leasehold improvements	4 to 15 years or term of the lease if shorter

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

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited in other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

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

Diluted earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of shares held in the ESOP during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options or warrants where the inclusion of these would not be anti-dilutive.

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

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, using the effective interest method. The difference between the proceeds, net of transaction costs, and the amount due on redemption is recognised as a charge to the income statement over the period of the relevant borrowing.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

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

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revisions and future periods if the revision affects both current and future periods.

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

Revenue Recognition

The Group recognises revenue from product sales, licensing fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. Agreements with commercial partners generally include a non-refundable up-front fee, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licenced products, if and when such product sales occur. For these agreements, the Group is required to apply judgement in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions.

Product revenue received is based on a contractually agreed percentage of our commercial partner’s in-market net sales revenue. The commercial partner’s in-market net sales revenue is the price per vial charged to end customers, less set defined deductible overheads incurred in distributing the product. In developing estimates, the Group uses monthly unit sales and in-market sales data received from commercial partners during the course of the year. For certain markets, where negotiations are ongoing with local reimbursement authorities, an estimated in-market sales price is used, which requires the application of judgement in assessing whether an estimated in-market sales price is reliably measurable. In the Group’s assessment, the Group considers, inter alia, identical products sold in similar markets and whether the agreed prices for those identical products support the estimated in-market sales price. In the event that the Group considers there to be significant uncertainty with regard to the in-market sales price to be charged by the commercial partner as a result of, as an example, ongoing pricing negotiations with local health authorities, such that it is not possible to reliably measure the amount of revenue that will flow to the Group, the Group would not recognise revenue until that uncertainty has been resolved.

The Group applies the percentage of completion revenue recognition method to certain classes of revenue. The application of this approach requires the judgement of the Group with regard to the total costs incurred and total estimated costs expected to be incurred over the length of the agreement.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Deferred Taxation

At the balance sheet date, the Group has accumulated tax losses of £102.8 million (2015: £74.0 million) and other temporary differences of £33.9 million (2015: £20.7 million) available to offset against future profits. If the value of these losses and other temporary differences were recognised within the Group’s balance sheet at the balance sheet date, the Group would be carrying an additional deferred tax asset of £23.2 million (2015: £18.9 million). However, as explained in the tax accounting policy note, the Group’s policy is to recognise deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax-planning strategies, and deferred tax liabilities will be available against which the brought-forward trading losses can be utilised. Estimation of the level of future taxable profits is therefore required in order to determine the appropriate carrying value of the deferred tax asset at each balance sheet date. As such, a deferred tax asset of £3.9 million has been recognised at 30 September 2016 (2015: £0.4 million) in respect of temporary timings differences relating to the Group’s US subsidiary that are expected to be fully recoverable.

Research and Development and Orphan Tax Credits

The Group’s research and development tax credit claim is complex and requires management to interpret and apply UK and US research and development and orphan credit tax legislation to the Group’s specific circumstances and requires the use of certain assumptions in estimating the portion of current year research costs that are eligible for the claim.

Adoption of New and Revised Standards

In the current year the following revised standards have been adopted in these financial statements. Adoption has not had a significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions.

Amendments to IAS 19: Defined Benefit Plans: Employee Contributions (Nov 2013)

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

IFRS 9 Financial Instruments (Jul 2014)

IFRS 14 Regulatory Deferral Accounts (Jan 2014)

IFRS 15 Revenue from Contracts with Customers (May 2014)

IFRS 16 Leases (January 2016)

Annual Improvements to IFRSs 2012–2014 Cycle (Sep 2014)

Amendments to IFRS 2: Classification and Measurement of Share-Based Payment Transactions (June 2016)

Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (September 2016)

Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities – Applying the Consolidation Exception (Dec 2014)

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Sep 2014)

Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations (May 2014)

Clarifications to IFRS 15: Revenue from Contracts with Customers (April 2016)

Amendments to IAS 1: Disclosure Initiative (Dec 2014)

Amendments to IAS 7: Disclosure Initiative (January 2016)

Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealised Losses (January 2016)

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation (May 2014)

Amendments to IAS 16 and IAS 41: Bearer Plants (Jun 2014)

Amendments to IAS 27: Equity Method in Separate Financial Statements (Aug 2014)

IFRS 15: establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The core principle in that framework is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for reporting periods beginning on or after 1 January 2018. The Group continues to assess the impact of IFRS 15 on the results of the Group, and expects to finalise this assessment following final endorsement by the EU, which occurred on 31 October 2016. The impact is expected to be limited to historic revenue-generative partner agreements.

IFRS 16: Leases will replace IAS 17 for accounting periods beginning on or after 1 January 2019. In so doing it will eliminate the distinction between classification of leases as finance or operating leases. The adoption of IFRS 16 is not expected to have a significant impact on the Group’s net results or net assets, although the full impact will be subject to further assessment following the conclusion of the ongoing consultations.

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

3. Segmental Information

Information reported to the Company’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•	Commercial: The Commercial segment distributes and sells the Group’s commercial products. Currently Sativex is promoted through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to multiple sclerosis (“MS”). The Commercial segment will include revenues from the direct marketing of other future approved commercial products. The Group has licensing agreements for the commercialisation of Sativex® with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the US, Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, licence, collaboration and technical access fees, and development and approval milestone fees.
•	Sativex® Research and Development: The Sativex Research and Development ("Sativex R&D") segment seeks to maximise the potential of Sativex through the development of new indications. Sativex has shown promising efficacy in Phase 2 trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programmes. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.
•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using our proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, in development as a treatment for Dravet syndrome, Lennox-Gastaut syndrome, Tuberous Sclerosis and Infantile Spasm, as well as other product candidates in Phase 1 and 2 clinical development for glioma, adult epilepsy and schizophrenia. Pipeline R&D segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 2. Segment result represents the result of each segment without allocation of share-based payment expenses, and before sales, general and administrative expenses, interest expense, interest income and tax. No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Segment Results

For the Year Ended 30 September 2016

	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total Reportable Segments £000s	Unallocated Costs[1] £000s	Consolidated £000s
Revenue:
Product sales	5,208	–	–	5,208	–	5,208
Research and development fees	–	3,500	337	3,837	–	3,837
Licence, collaboration and technical access fees	1,172	–	–	1,172	–	1,172
Development and approval milestones	98	–	–	98	–	98
Total revenue	6,478	3,500	337	10,315	–	10,315
Cost of sales	(2,719)	–	–	(2,719)	–	(2,719)
Research and development expenditure	–	(4,125)	(91,571)	(95,696)	(4,119)	(99,815)
Segmental result	3,759	(625)	(91,234)	(88,100)	(4,119)	(92,219)
Sales, general and administrative expenses						(19,939)
Net foreign exchange gain						25,551
Operating loss						(86,607)
Interest expense						(173)
Other income						608
Loss before tax						(86,172)
Tax benefit						22,515
Loss for the year						(63,657)

1	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

Segment Results

For the Year Ended 30 September 2015

	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total Reportable Segments £000s	Unallocated Costs[1] £000s	Consolidated £000s
Revenue:
Product sales	4,255	–	–	4,255	–	4,255
Research and development fees	–	22,275	535	22,810	–	22,810
Licence, collaboration and technical access fees	1,287	–	–	1,287	–	1,287
Development and approval milestones	188	–	–	188	–	188
Total revenue	5,730	22,275	535	28,540	–	28,540
Cost of sales	(2,618)	–	–	(2,618)	–	(2,618)
Research and development expenditure	–	(26,398)	(48,862)	(75,260)	(1,525)	(76,785)
Segmental result	3,112	(4,123)	(48,327)	(49,338)	(1,525)	(50,863)
Sales, general and administrative expenses						(12,569)
Net foreign exchange gain						6,202
Operating loss						(57,230)
Interest expense						(75)
Other income						244
Loss before tax						(57,061)
Tax benefit						12,498
Loss for the year						(44,563)

1	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

Segment Results

For the Year Ended 30 September 2014

	Commercial[1] £000s	Sativex R&D £000s	Pipeline R&D £000s	Total Reportable Segments £000s	Unallocated Costs[2] £000s	Consolidated £000s
Revenue:
Product sales	4,382	–	–	4,382	–	4,382
Research and development fees	–	23,618	667	24,285	–	24,285
Licence, collaboration and technical access fees	1,378	–	–	1,378	–	1,378
Total revenue	5,760	23,618	667	30,045	–	30,045
Cost of sales	(2,060)	–	–	(2,060)	–	(2,060)
Research and development credit/(expenditure)	847	(26,444)	(17,103)	(42,700)	(775)	(43,475)
Segmental result	4,547	(2,826)	(16,436)	(14,715)	(775)	(15,490)
Sales, general and administrative expenses						(7,337)
Net foreign exchange gain						3,188
Operating loss						(19,639)
Interest expense						(61)
Other income						130
Loss before tax						(19,570)
Tax benefit						4,911
Loss for the year						(14,659)

1	The research and development credit in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.
2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

Segment Results

Revenues from the Group’s largest customer are included within the above segments as follows:

	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total £000s
Year ended 30 September 2016	4,310	–	–	4,310
Year ended 30 September 2015	3,385	–	–	3,385
Year ended 30 September 2014	3,494	–	–	3,494

Revenues from the Group’s second largest customer, the only other customer where revenues account for more than 10% of the Group’s revenues, are included within the above segments as follows:

	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total £000s
Year ended 30 September 2016	280	3,500	337	4,117
Year ended 30 September 2015	280	22,275	535	23,090
Year ended 30 September 2014	280	23,618	667	24,565

Geographical Analysis of Revenue by Destination of Customer:

	2016 £000s	2015 £000s	2014 £000s
UK	1,082	1,158	1,099
Europe (excluding UK)	4,435	3,592	3,864
United States	3,780	22,555	23,904
Canada	680	700	518
Asia/Other	338	535	660
	10,315	28,540	30,045

4. Research and Development Expenditure

	2016 £000s	2015 £000s	2014 £000s
GW-funded research and development	95,978	53,975	19,190
Development partner-funded research and development	3,837	22,810	24,285
	99,815	76,785	43,475

GW-funded research and development expenditure consists of costs associated with the Group’s research activities. These costs include costs of conducting pre-clinical studies or clinical trials, payroll costs associated with employing a team of research and development staff, share-based payment expenses, property costs associated with leasing laboratory and office space to accommodate research teams, costs of growing botanical raw material, costs of consumables used in the conduct of in-house research programmes, payments for research work conducted by sub-contractors by a network of academic collaborative research scientists, costs associated with safety studies and costs associated with the development of further Epidiolex, Sativex or other pipeline product data.

Development partner-funded research and development expenditures include the costs of employing staff to work on joint research and development plans, plus the costs of sub-contracted pre-clinical studies and sponsorships of academic scientists who collaborate with the Group. These expenditures are charged to the Group’s commercial partners, principally Otsuka. The Group is the primary obligor for these activities and under the terms of the Sativex development agreements, the Group uses both its internal resources and third-party contractors to provide contract research and development services to its commercial partners.

5. Loss Before Tax

Loss before tax is stated after charging/(crediting):

	2016 £000s	2015 £000s	2014 £000s
Operating lease rentals – land and buildings	2,341	1,473	1,301
Operating lease rentals – equipment	20	–	–
Depreciation of property, plant and equipment	3,605	2,250	1,398
Impairment of property, plant and equipment	–	606	–
Amortisation of intangible assets	62	52	–
Increase/(decrease) provision for inventories	72	33	(408)
Foreign exchange gain	(25,551)	(6,202)	(3,188)
Staff costs (see note 7)	40,463	23,083	17,725

6. Auditor’s Remuneration

	2016	2015	2014
	£000s	£000s	£000s
The auditor for the years ended 30 September 2016, 2015 and 2014 was Deloitte LLP
Audit fees:
– Audit of the Group’s annual accounts[1]	400	400	243
– Audit of the Company and subsidiaries pursuant to legislation	50	50	41
Total audit fees	450	450	284
Other services
– Audit-related assurance[2]	75	53	46
– Other assurance services[3]	109	92	193
Total non-audit fees	184	145	239

1	For the years ended 30 September 2016, 2015 and 2014, audit fees include amounts for the audit of the consolidated financial statements in accordance with the International Standards of Auditing, and standards of the Public Company Accounting Oversight Board (United States). For the years ended 30 September 2016, 2015 and 2014, audit fees also include amounts for the audit of the Group’s internal controls over financial reporting.
2	Audit-related assurance fees relate to fees for the performance of interim reviews, and other procedures on interim results.
3	Other assurance services represents assurance reporting on historical financial information included in the Company’s initial, shelf and follow-on US registration statements.

An additional £40,000 was billed in respect of the 2015 audit during the year ended 30 September 2016.

An additional £156,000 was billed in respect of the 2014 audit during the year ended 30 September 2015.

The Audit Committee’s policy is to pre-approve all audit, audit-related and other services performed by the auditor. All such services were pre-approved during the years ended 30 September 2016, 2015 and 2014 under the Audit Committee’s policy.

7. Staff Costs

The average number of Group employees (including Executive Directors) for the year ended 30 September was:

	2016	2015	2014
	Number	Number	Number
Research and development	391	288	202
Management and administration	53	34	21
	444	322	223

	2016	2015	2014
	£000s	£000s	£000s
Group aggregate remuneration comprised:
Wages and salaries	25,823	17,092	11,470
Social security costs	5,132	2,748	4,484
Other pension costs	1,356	765	533
Share-based payment	8,152	2,478	1,238
	40,463	23,083	17,725

Included in social security costs are local tax obligations on unrealised share option gains.

8. Directors’ Remuneration

Directors’ remuneration and other benefits for the year ended 30 September were as follows:

	2016	2015	2014
	£000s	£000s	£000s
Emoluments	2,523	2,395	2,688
Money purchase contributions to Directors’ pension arrangements	215	211	203
Gain on exercise of share options	6,453	7,910	5,526
	9,191	10,516	8,417

During 2016, six Directors were members of defined contribution pension schemes (2015 and 2014: five).

9. Other income and expense

	2016	2015	2014
	£000s	£000s	£000s
Interest income – bank interest	435	244	130
Other income	173	–	–
Interest expense – finance lease interest	(173)	(75)	(61)

Other income relates to an “Above the line” credit associated with the UK large company R&D tax scheme. This represents an amount that is expected to be claimable from UK tax authorities in relation to qualifying expenditure incurred in the year ended 30 September 2016.

10. Tax

a) Analysis of Tax Credit for the Year

	2016	2015	2014
	£000s	£000s	£000s
Current year research and development tax credit	(21,150)	(12,641)	(5,251)
Current period tax (credit)/charge	1,175	366	–
Adjustment in respect of prior year tax credit	(546)	(165)	(278)
Deferred tax credit	(2,037)	(335)	(829)
Movements on deferred tax assets	43	277	1,447
Tax benefit	(22,515)	(12,498)	(4,911)

Tax credits relate to UK research and development tax credits claimed under the Finance Act 2000. The current period tax charge relates to US taxation on the taxable profit for the Group’s US subsidiary.

The Group recognises in full the estimated benefit for qualifying current year UK research and development expenditures and resulting tax credits. Any difference in the credit ultimately received is recorded as an adjustment in respect of prior year.

The Group recognises the likely recoverable estimated benefit for qualifying current year US research and development expenditures and resulting tax credits. Any difference in the credit ultimately received is recorded as an adjustment in respect of prior year.

At 30 September 2016 the Group had tax losses available for carry forward of approximately £102.8 million (2015: £74.0 million). Of such carried-forward losses, the Group has recognised a deferred tax asset of £1.8 million (2015: £1.9 million) up to the level of deferred tax liabilities arising in the same jurisdiction and additionally an asset supportable by taxable income projections of £nil (2015: £nil). The Group has also recognised a deferred tax asset of £3.9 million (2015: £0.4 million) in respect of taxable temporary timing differences relating to timing differences in another jurisdiction supportable by taxable income projections. In addition, the Group has not recognised deferred tax assets relating to other temporary differences of £33.9 million (2015: £20.7 million). These deferred tax assets have not been recognised as the Group’s management considers that there is insufficient future taxable income, taxable temporary differences and feasible tax-planning strategies to utilise all of the cumulative losses and therefore it is probable that the deferred tax assets will not be realised in full. If future income differs from current projections, this could significantly impact the tax charge or benefit in future periods.

In addition to the amount charged to the income statement and other comprehensive income, the following amounts relating to tax have been recognised directly in equity:

	2016	2015	2014
	£000s	£000s	£000s
Change in estimate of excess tax deductions related to share-based payments	1,133	84	–
Total income tax recognised directly in equity	1,133	84	–

b) Factors Affecting the Tax Benefit for the Year

The tax benefit for the year can be reconciled to the tax benefit on the Group’s loss for the year at the standard UK corporation tax rate as follows:

	2016	2015	2014
	£000s	£000s	£000s
Loss before tax	(86,172)	(57,061)	(19,570)
Tax credit on Group loss before tax at the standard UK corporation tax rate of 20.0% (2015: 20.5%; 2014: 22.0%)	(17,234)	(11,698)	(4,305)
Effects of:
Expenses not deductible in determining taxable profit	588	233	1,070
Impact of employee share acquisition relief	(1,842)	(2,519)	(1,053)
Income not taxable in determining taxable profit	–	–	(1)
Current year UK research and development tax credit	(21,150)	(12,641)	(5,251)
Current year US tax credits	(1,766)	–	–
R&D enhanced tax relief and surrender of losses	12,679	7,756	3,875
Effect of unrecognised losses and temporary differences	6,634	6,536	1,861
Overseas profits taxed at different rates	122	–	–
Recognition of previously unrecognised deferred tax asset	–	–	(829)
Adjustment in respect of prior year tax credit	(546)	(165)	(278)
Tax	(22,515)	(12,498)	(4,911)

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting periods:

	Accelerated Tax	Tax	Share-Based Payment and
	Depreciation	Losses	Other Compensation	Total
	£000s	£000s	£000s	£000s
At 1 October 2013	(740)	1,635	–	895
(Charged)/credited to profit or loss	135	(753)	–	(618)
At 1 October 2014	(605)	882	–	277
Credited/(charged) to profit or loss	(1,290)	1,002	345	57
Credited/(charged) to equity	–	–	84	84
At 1 October 2015	(1,895)	1,884	429	418
Credited/(charged) to profit or loss	(23)	(48)	2,072	2,001
Credited/(charged) to equity	–	–	1,454	1,454
At 30 September 2016	(1,918)	1,836	3,955	3,873

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis. The taxing authority permits the Group to make or receive a single net payment for all UK subsidiaries. The Group’s US subsidiary operates in a different jurisdiction with no legally enforceable right to offset against UK tax charges or credits.

On 6 September 2016, the UK Government substantively enacted a reduction in the main rate of corporation tax from 20% to 19% with effect from 1 April 2017. The main rate of corporation tax will be reduced by a further 2% to 17% with effect from 1 April 2020. The enacted UK tax rate until 1 April 2015 was 21%.

11. Loss Per Share

The calculations of loss per share are based on the following data:

	2016	2015	2014
	£000s	£000s	£000s
Loss for the year – basic and diluted	(63,657)	(44,563)	(14,659)

	Number of Shares
	2016		2015		2014
	Million		Million		Million
Weighted average number of ordinary shares	270.4		246.4		210.4
Less ESOP trust ordinary shares[1]	–		–		–
Weighted average number of ordinary shares for purposes of basic earnings per share	270.4		246.4		210.4
Effect of potentially dilutive shares arising from share options[2]	–		–		–
Weighted average number of ordinary shares for purposes of diluted earnings per share	270.4		246.4		210.4
Loss per share – basic	(23.5	)p	(18.1	)p	(7.0	)p
Loss per share – diluted	(23.5	)p	(18.1	)p	(7.0	)p

1	As at 30 September 2016, 33,054 ordinary shares were held in the ESOP trust (2015: 33,054 and 2014: 34,706). The effect is less than 0.1 million shares, and consequently these have not been presented above.
2	The Group incurred a loss in each of the financial years above. As a result, the inclusion of potentially dilutive share options in the diluted loss per share calculation would have an anti-dilutive effect on the loss per share for the period. The impact of 7.1 million share options have therefore been excluded from the diluted loss per share calculation for the year ended 30 September 2016 (30 September 2015: 7.8 million; 30 September 2014: 9.5 million).

12. Intangible Assets – Goodwill

	2016	2015
Group	£000s	£000s
Cost – as at 1 October	5,210	5,210
Net book value – as at 30 September	5,210	5,210

Goodwill arose upon the acquisition of GW Research Limited (formerly G-Pharm Limited) by GW Pharma Limited in 2001. For impairment testing purposes, all goodwill has been allocated to the Commercial segment as a separate cash-generating unit. Goodwill has an indefinite useful life and is tested annually for impairment or more frequently if there are indications of impairment.

The Company has determined the recoverable amount of the Commercial segment based on a value-in-use calculation. This calculation uses pre-tax cash flow projections based on financial budgets approved by management covering a two-year period. Cash flows beyond the two-year period are based upon detailed internal and external third party analysis of the Company’s product opportunity, of which Epidiolex is a significant contributor, or are extrapolated using the estimated growth rates stated below. The projections include assumptions about the timing and likelihood of product launches and pricing policy.

Management has determined the following assumptions to be the key assumptions in the calculation of value-in-use for the Commercial segment:

Growth rate – sales volume in each period is the main driver for revenue and costs. The same growth rates have been used in financial budgets and are consistent with in-market run rates and internal commercial forecasts based on a 10-year period.

Long-term growth rate – A 0% growth rate has been applied after 10 years (2015: 0% after ten years). This approach has been adopted by management as it is representative of the long development and product lifecycle in the pharmaceutical sector. In future periods, depending on the performance of the Commercial segment, it may be necessary to revise the terminal growth rate.

Discount rate – a 12.6% (2015: 14.3% and 2014: 13.2%) pre-tax rate has been used. This is considered appropriate for the purpose of impairment reviews as it reflects the current market assessment of the time value of money and the risks specific to the cash-generating unit.

Any reasonably possible change in the key assumptions on which value-in-use is based would not cause the carrying amount to exceed the recoverable amount of the Commercial segment.

13. Other Intangible Assets

	Intangible
	Assets Under
	the Course of
	Construction	Software	Licences	Total
Group	£000s	£000s	£000s	£000s
Cost
At 1 October 2014	–	–	–	–
Additions	55	76	59	190
Reclassifications from property, plant and equipment (note 14)	11	144	–	155
At 1 October 2015	66	220	59	345
Additions	387	35	24	446
Transfers of completed assets	(38)	38	–	–
At 30 September 2016	415	293	83	791
Accumulated amortisation
At 1 October 2014	–	–	–	–
Charge for the year	–	48	4	52
Reclassifications	–	48	–	48
At 1 October 2015	–	96	4	100
Charge for the year	–	57	5	62
At 30 September 2016	–	153	9	162
Net book value
At 30 September 2016	415	140	74	629
At 30 September 2015	66	124	55	245

Included in additions are £nil of other intangible assets which are unpaid at the balance sheet date and are included in trade and other payables (2015: £0.1 million).

14. Property, Plant and Equipment

Group	Assets Under the Course of Construction £000s	Leasehold Buildings £000s	Plant, Machinery and Lab Equipment £000s	Office and IT Equipment £000s	Leasehold Improvements £000s	Total £000s
Cost
At 1 October 2014	6,490	–	4,655	1,478	4,657	17,280
Additions	12,374	–	3,056	2,054	2,574	20,058
Reclassifications to other intangible assets (note 13)	(11)	–	–	(144)	–	(155)
Transfers of completed assets	(1,570)	–	570	–	1,000	–
Disposals	–	–	(366)	(41)	(67)	(474)
At 1 October 2015	17,283	–	7,915	3,347	8,164	36,709
Additions	7,698	3,603	1,754	273	473	13,801
Reclassifications	–	–	1,463	(1,463)	–	–
Transfers of completed assets	(3,623)	–	1,809	29	1,785	–
Disposals	–	–	(112)	(789)	(122)	(1,023)
Exchange differences	–	–	–	20	1	21
At 30 September 2016	21,358	3,603	12,829	1,417	10,301	49,508
Accumulated depreciation and impairment
At 1 October 2014	–	–	3,384	918	1,339	5,641
Disposals	–	–	(365)	(41)	(67)	(473)
Charge for the year	–	–	746	510	994	2,250
Impairment of assets	606	–	–	–	–	606
Reclassifications	–	–	–	(48)	–	(48)
At 1 October 2015	606	–	3,765	1,339	2,266	7,976
Disposals	–	–	(112)	(788)	(122)	(1,022)
Charge for the year	–	63	1,654	338	1,550	3,605
Reclassifications	–	–	216	(216)	–	–
Exchange differences	–	–	–	1	1	2
At 30 September 2016	606	63	5,523	674	3,695	10,561
Net book value
At 30 September 2016	20,752	3,540	7,306	743	6,606	38,947
At 30 September 2015	16,677	–	4,150	2,008	5,898	28,733

The impairment loss for the year ended 30 September 2015 on assets under the course of construction arose in connection with a change in use of manufacturing assets whereby the recoverable value of the assets did not exceed their carrying value.

The net book value of property, plant and equipment at 30 September 2016 includes £4.9 million in respect of assets held under finance leases (2015: £1.5 million). In addition, assets under the course of construction include £1.6 million of capitalised interest (2015: £1.0 million). Included in additions is £3.2 million of property, plant and equipment which is unpaid and is included in trade and other payables (2015: £1.4 million).

15. Inventories

	2016	2015
	£000s	£000s
Raw materials	252	317
Work in progress	3,226	3,686
Finished goods	770	753
Total inventories, net of provision	4,248	4,756

Inventories with a carrying value of £2.2 million are considered to be recoverable after more than one year from the balance sheet date, but within the Group’s normal operating cycle (2015: £2.7 million).

The provision for inventories relates to inventories expected to be utilised in the Group’s R&D activities. The movement in the provision for inventories is as follows:

	2016	2015
	£000s	£000s
Opening balance as at 1 October	66	351
Write down of inventories	129	98
Write off of inventories included in the provision	(20)	(318)
Reversal of write down of inventories	(57)	(65)
Closing balance as at 30 September	118	66

The reversal of write down is as a result of an increased level of production, reducing the level of work in progress expected to expire before use. Write off of inventories previously provided for does not impact cash flow.

16. Trade and Other Receivables

	Group
	2016	2015
	£000s	£000s
Amounts falling due within one year
Trade receivables	778	373
Prepayments and accrued income	2,637	1,544
Other receivables	1,141	956
	4,556	2,873

Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortised cost.

Trade receivables at 30 September 2016 represent 27 days of sales (2015: 5 days). The average trade receivable days during the year ended 30 September 2016 was 19 days (2015: 22 days). The credit period extended to customers is 30 to 60 days.

The trade receivables balance at 30 September 2016 consisted of balances due from four customers (2015: four customers) with the largest single customer representing 70% (2015: 46%) of the total amount due. The Group’s customers consist of a small number of large pharmaceutical companies, where the risk attributable to each customer is considered to be low. The Group seeks to mitigate credit risk by seeking payments in advance from pharmaceutical partners for expenditure to be incurred on their behalf.

No interest is charged on trade receivables. No impairment losses were recognised during the year ended 30 September 2016 (2015: £nil).

The Directors consider that the carrying value of trade receivables approximates to their fair value due to the short maturity thereof.

17. Trade and Other Payables

	Group
	2016	2015
	£000s	£000s
Amounts falling due within one year
Other creditors and accruals	15,899	10,714
Clinical trial accruals	9,503	8,374
Trade payables	3,433	3,795
Fit out funding (see note 18)	845	348
Other taxation and social security	1,490	791
	31,170	24,022
Amounts falling due after one year
Other creditors and accruals	1,081	-
Fit out funding (see note 18)	8,342	8,445
	9,423	8,445
	40,593	32,467

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs.

Trade payables at 30 September 2016 represent the equivalent of 14 days’ purchases (2015: 17 days).

The average credit period taken for trade purchases during the year ended 30 September 2016 was 14 days (2015: 17 days).

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

Non-current other creditors and accruals relates entirely to the expected employer’s payroll taxes payable on employee share options vesting more than one year after the financial year end.

18. Fit out funding

On 19 November 2013 the Group entered into an agreement with its landlord to receive fit out funding of £7.8 million to fund the expansion and upgrades to manufacturing facilities. The funds were received in tranches, with the final amount received on 1 July 2014. The repayment of the borrowing takes the form of quarterly rental payments over a period of 15 years which commenced on 27 May 2016 when the Group entered into the associated lease of the building. As at 30 September 2016 associated interest of £1.6 million has been incurred (30 September 2015: £1.0 million). The total liability at 30 September 2016 is £9.2 million (30 September 2015: £8.8 million). The Group has estimated that £0.9 million of the total liability will be due within one year and the remaining £8.3 million is due after one year.

The liability in respect of the funding was initially recognised at the amount of proceeds received, net of transaction costs, and has been subsequently carried at amortised cost using the effective interest method and a rate of 7.0% (30 September 2015: 7.2%).

The following table details the Group’s remaining contractual maturity for its borrowings and the related interest payments. The tables are based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group could be required to pay. The table includes cash flows for both interest, based on the rate applicable as at 30 September 2016, and principal amounts:

Forward projection of cash flows as at 30 September 2016	<1 year £000s	1-2 years £000s	2-3 years £000s	3-4 years £000s	4-5 years £000s	5+ years £000s	Total £000s
Principal	845	389	417	446	479	6,611	9,187
Interest	603	576	548	519	486	2,480	5,212
Total	1,448	965	965	965	965	9,091	14,399

Forward projection of cash flows as at 30 September 2015	<1 year £000s	1-2 years £000s	2-3 years £000s	3-4 years £000s	4-5 years £000s	5+ years £000s	Total £000s
Principal	348	369	397	426	456	7,011	9,007
Interest	516	596	568	539	509	2,740	5,468
Total	864	965	965	965	965	9,751	14,475

19. Obligations Under Finance Leases

	Minimum Lease Payments
	2016	2015
Group	£000s	£000s
Amounts payable under finance leases:
Within one year	571	176
In the second to fifth years inclusive	2,223	703
After five years	6,511	1,206
	9,305	2,085
Less: future finance charges	(4,135)	(434)
Present value of lease obligations	5,170	1,651

	Present Value of Lease Payments
	2016	2015
	£000s	£000s
Amounts payable under finance leases:
Amounts due for settlement within 12 months	211	111
Amounts due for settlement after 12 months	4,959	1,540
	5,170	1,651

It is the Group’s policy to lease certain of its property, plant and equipment under finance leases. The weighted average lease term remaining is 17.1 years (2015: 12.1 years). For the year ended 30 September 2016, the average effective borrowing rate was 7.5% (2015: 4.0%). Interest rates are fixed at the contract date. All leases to date have been on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in Pounds Sterling.

The carrying value of the Group’s lease obligations as at 30 September 2016 approximates to their fair value.

The Group’s obligations under finance leases are generally secured by the lessors’ rights over the leased assets.

20. Deferred Revenue

	Group
	2016	2015
	£000s	£000s
Amounts falling due within one year
Deferred licence, collaboration and technical access fee income[1]	1,451	1,260
Advance research and development fees[2]	1,236	2,009
	2,687	3,269
Amounts falling due after one year
Deferred licence, collaboration and technical access fee income[1]	5,355	6,725

1	Deferred revenue primarily relates to up-front licence fees received in 2005 of £12.0 million from Almirall S.A. (deferred revenue balance as at 30 September 2016: £3.5 million; 30 September 2015: £4.3 million) and collaboration and technical access fees from other Sativex licencees. Amounts deferred under each agreement will be recognised in revenue as disclosed in note 2.
2	Advance payments received represent payments for research and development activities to be recognised as revenue in future periods as the services are rendered.

21. Financial Instruments

The Group manages its capital to ensure that entities in the Group will be able to continue operating as a going concern while maximising shareholder returns. The Group’s overall strategy remains unchanged from 2015.

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

The Group’s financial instruments, as at 30 September, are summarised below:

Categories of Financial Instruments

	2016	2015
	£000s	£000s
Financial assets – loans and receivables
Cash and cash equivalents	374,392	234,872
Trade receivables – at amortised cost	778	373
Other receivables	385	248
Total financial assets	375,555	235,493
Financial liabilities – amortised cost
Other creditors and accruals	12,401	10,426
Clinical trial accruals	9,503	8,374
Trade payables	3,433	3,795
Fit out funding	9,187	8,793
Obligations under finance leases	5,170	1,651
Total financial liabilities	39,694	33,039

All financial assets and financial liabilities, other than the non-current element of £5.0 million in respect of the obligations under finance leases (2015: £1.5 million) and £8.3 million (2015: £8.4 million) of fit out funding received from the Group’s landlord, are current in nature. In all instances, the Directors consider that the carrying value of financial assets and financial liabilities approximates to their fair value.

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

At the balance sheet date the maximum credit risk attributable to any individual counterparty was £244.0 million (2015: £113.2 million) which is held by HSBC Holdings plc.

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

i) Interest Rate Risk

The Group is exposed to interest rate risk as it places surplus cash funds on deposit to earn interest income. The Group seeks to ensure that it secures the best commercially available interest rates from those banks that meet the Group’s stringent counterparty credit rating criteria. In doing so, the Group manages the term of cash deposits, up to a maximum of 90 days, in order to maximise interest earnings while also ensuring that it maintains sufficient readily available cash in order to meet short-term liquidity needs.

Interest income of £0.4 million (2015: £0.2 million; 2014: £0.1 million) during the year ended 30 September 2016 was earned from deposits with a weighted average interest rate of 0.36% (2015: 0.24%; 2014: 0.54%). Therefore, a 100 basis point increase in interest rates would have increased interest income, and reduced the loss for the year, by £1.2 million (2015: reduced loss by £1.0 million; 2014: reduced loss by £0.5 million).

The Group does not have any balance sheet exposure to assets or liabilities which would increase or decrease in fair value with changes to interest rates.

ii) Currency Risk

The functional currency of the Company, and each of its subsidiaries apart from Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.), is Pounds Sterling and the majority of transactions in the Group are denominated in that currency. The functional currency of Greenwich Biosciences, Inc. is US Dollars ($). The Group receives revenues and incurs expenditures in foreign currencies and is exposed to the risks of foreign exchange rate movements, with the impact recognised in the consolidated income statement. The Group seeks to minimise this exposure by passively maintaining foreign currency cash balances at levels appropriate to meet foreseeable foreign currency expenditures, converting surplus foreign currency balances into Pounds as soon as they arise. The Group does not use derivative contracts to manage exchange rate exposure.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2016	2015
	£000s	£000s
Cash at bank and in hand:
Pounds Sterling	73,277	18,756
Euro	1,582	2,070
US Dollar	169,738	98,417
Canadian Dollar	448	804
Total	245,045	120,047
Short-term deposits (less than 30 days):
Pounds Sterling	31,564	31,516
US Dollar	97,783	83,309
Total cash and cash equivalents	374,392	234,872

The table below shows those transactional exposures that give rise to net currency gains and losses recognised in the consolidated income statement. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 30 September these exposures were as follows:

Net Foreign Currency Assets/(Liabilities)

	2016	2015
	£000s	£000s
US Dollar	263,094	177,797
Euro	1,665	768
Canadian Dollar	649	953
Other	(38)	(55)
	265,370	179,463

Foreign Currency Sensitivity Analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar, the Euro and the Canadian Dollar. The Group also trades in other currencies in small amounts as necessary. The Group’s sensitivity to foreign currency has increased during the current period primarily due to the issuance of 38.6 million new shares on NASDAQ (see note 22).

The following table details the Group’s sensitivity to a 10% change in the year-end rate, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year Ended 30 September 2016	Euro £000s	US Dollar £000s	Can Dollar £000s	Other £000s
Loss before tax	167	26,309	65	(4)
Equity	167	26,309	65	(4)

Year Ended 30 September 2015	Euro £000s	US Dollar £000s	Can Dollar £000s	Other £000s
Loss before tax	77	17,780	95	(6)
Equity	77	17,780	95	(6)

Year Ended 30 September 2014	Euro £000s	US Dollar £000s	Can Dollar £000s	Other £000s
Loss before tax	141	10,095	31	(3)
Equity	141	10,095	31	(3)

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity Risk

Responsibility for liquidity risk management rests with the Board of Directors, which has built a liquidity risk management framework to enable the monitoring and management of short, medium and long-term cash requirements of the business.

The Board of Directors actively monitors Group cash flows and regularly reviews projections of future cash requirements to ensure that appropriate levels of liquidity are maintained. The Group manages its short-term liquidity primarily by planning the maturity dates of cash deposits in order to time the availability of funds as liabilities fall due for payment. The Group does not maintain any borrowing facilities.

Cash deposits, classified as cash and cash equivalents on the balance sheet, comprise deposits placed on money markets for periods of up to three months and on call. The weighted average time for which the rate was fixed was 32 days (2015: 32 days).

All of the Group’s financial liabilities at each balance sheet date have maturity dates of less than 12 months from the balance sheet date, other than the £5.0 million in respect of the obligations under finance leases (2015: £1.5 million) and £8.3 million (2015: £8.4 million) of fit out funding received from the Group’s landlord. The obligations under finance leases will be repaid over a weighted average 17.1 year term (2015: 12.1 year term) and the fit out funding received is being repaid over a 15-year finance term of which repayments commenced during the year. There have been no material changes to the Group’s exposure to liquidity risks or the manner in which it manages and measures liquidity risk.

22. Share Capital

As at 30 September 2016 the share capital of the Company’s allotted, called-up and fully paid amounts were as follows:

	2016	2015
	£000s	£000s
Allotted, called-up and fully paid	302	261

Changes to the number of ordinary shares in issue have been as follows:

	Number of Shares	Total Nominal Value £000s	Total Share Premium £000s	Total Consideration £000s
As at 1 October 2014	236,646,895	237	220,551	220,788
Issue of new shares (net of issuance costs)	22,093,601	22	127,541	127,563
Exercise of share options	2,439,677	2	1,183	1,185
As at 1 October 2015	261,180,173	261	349,275	349,536
Issue of new shares (net of issuance costs)	38,640,000	39	206,512	206,551
Exercise of share options	2,272,966	2	690	692
As at 30 September 2016	302,093,139	302	556,477	556,779

In July 2016, the Group completed an equity financing, issuing 38,640,000 ordinary shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global market, raising net proceeds after expenses of $273.1 million (£206.6 million). This took the form of 3,220,000 ADSs at a price to the public of $90.00 per ADS. Each ADS represents 12 ordinary shares of 0.1p each in the capital of the Company.

In May 2015, the Group completed an equity financing, issuing 22,080,000 ordinary shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global market, raising net proceeds after expenses of $193.3 million (£127.5 million). This took the form of 1,840,000 ADSs at a price to the public of $112.00 per ADS. Each ADS represents 12 ordinary shares of 0.1p each in the capital of the Company.

The Company has one class of ordinary shares which carry no right to fixed income.

23. Share-based Payments

Equity-settled Share Option Schemes

The Company operates various equity-settled share option schemes for employees of the Group. All options granted under these schemes are exercisable at the share price on the date of the grant, with the exception of certain options issued under the GW Pharmaceuticals Long Term Incentive Plan (“LTIP”) which are issued with an exercise price equivalent to the par value of the shares under option. The vesting period for all options granted range between one and four years from the date of grant and options lapse after six months to seven years from the vesting date. Options generally also lapse if the employee leaves the Group before the options vest. However, at the discretion of the Remuneration Committee, under the “Good Leaver” provisions of the various share option scheme rules, employees may be allowed to retain some or all of the share options upon ceasing employment by the Group. Vested options usually need to be exercised within six months of leaving.

In the year ended 30 September 2016, two employees designated as “Good Leavers” were permitted to retain options over 4,807 shares upon ceasing employment. Also during the year ended 30 September 2016, 90,000 non-director LTIP share options were replaced and accounted for as a modification of terms per the provisions of IFRS 2 Share Based Payment. This led to the recognition of an incremental fair value charge of £0.4 million, calculated using the Black-Scholes share option pricing model, which arises due to increases in the underlying share price since the initial options were granted.

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

2015 Awards

In the year ended 30 September 2015, all awards granted were LTIP awards.

The 2015 LTIP awards are subject to performance conditions, whereby:

•	25% of the awards are in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($127.26 per ADS, equivalent to 671p per ordinary share). These options become exercisable on the third anniversary of the date of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period.
•	50% of the awards are in the form of performance stock options, whereby the options will vest upon the third anniversary of the date of grant subject to certain corporate performance conditions having been achieved. In this case, vesting of half of the performance stock options will occur upon receipt from FDA of their confirmation of acceptance of an Epidiolex NDA filing and half will vest upon FDA grant of Epidiolex regulatory approval.
•	25% of the awards are in the form of restricted stock options whereby these options are subject to a four-year service condition and vesting period. 25% of the options will vest on each anniversary of the date of grant over the next four years.

2016 Awards

In the year ended 30 September 2016, all awards granted were LTIP awards.

The 2016 LTIP awards are subject to performance conditions, whereby:

•	25% of the awards are in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($44.64 per ADS, equivalent to 257p per ordinary share). These options become exercisable on the third anniversary of the date of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period.
•	50% of the awards are in the form of performance stock options, whereby the options will vest upon the third anniversary of the date of grant subject to certain corporate performance conditions having been achieved. In this case, vesting of half of the performance stock options will occur upon receipt from FDA of their confirmation of acceptance of an Epidiolex NDA filing and half will vest upon FDA grant of Epidiolex regulatory approval.
•	25% of the awards are in the form of restricted stock options whereby these options are subject to a four-year service condition and vesting period. 25% of the options will vest on each anniversary of the date of grant over the next four years.

The number of outstanding options under each scheme can be summarised as follows:

	30 Sept 2016	30 Sept 2015
	Number of	Number of
	Share Options	Share Options
Employee share option schemes	107,542	770,936
Employee LTIP awards	10,525,630	7,660,564
Options outstanding	10,633,172	8,431,500

The movement in share options in each scheme during the year can be summarised as follows:

	Employee Options		Employee LTIP		Consultant Options		Total Options
	Number of Share Options	Weighted Average Exercise Price £	Number of Share Options	Weighted Average Exercise Price £	Number of Share Options	Weighted Average Exercise Price £	Number of Share Options	Weighted Average Exercise Price £
Outstanding at 1 October 2014	1,868,699	0.98	7,471,320	0.001	104,806	1.27	9,444,825	0.21
Granted during the year	–	–	2,009,231	1.09	–	–	2,009,231	1.09
Exercised during the year	(1,097,763)	0.96	(1,237,108)	0.001	(104,806)	1.27	(2,439,677)	0.49
Lapsed during the year	–	–	(582,879)	0.001	–	–	(582,879)	0.001
Outstanding at 1 October 2015	770,936	1.02	7,660,564	0.29	–	–	8,431,500	0.35
Granted during the year	–	–	4,767,106	0.60	–	–	4,767,106	0.60
Exercised during the year	(663,394)	1.04	(1,609,572)	0.001	–	–	(2,272,966)	0.305
Lapsed during the year	–	–	(292,468)	0.001	–	–	(292,468)	0.001
Outstanding at 30 September 2016	107,542	0.868	10,525,630	0.482	–	–	10,633,172	0.61

Share options outstanding at 30 September 2016 can be summarised as follows:

	Employee Options		Employee LTIP		Consultant Options		Total Options
	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years
£0.00–£0.50	4,000	1.97	9,182,071	6.26	–	–	9,186,071	6.25
£0.51–£1.00	103,542	0.59	–	–	–	–	103,542	0.59
£1.00+	–	–	1,343,559	7.24	–	–	1,343,559	7.24
Outstanding at 30 September 2016	107,542	0.64	10,525,630	6.38	–	–	10,633,172	6.32
Exercisable at 30 September 2016	107,542	0.64	3,057,821	6.12	–	–	3,165,363	5.93

Share options outstanding at 30 September 2015 can be summarised as follows:

	Employee Options		Employee LTIP		Consultant Options		Total Options
	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years
£0.00–£0.50	4,000	2.97	7,333,940	6.95	–	–	7,337,940	6.95
£0.51–£1.00	547,812	1.52	–	–	–	–	547,812	1.52
£1.01–£1.50	219,124	0.36	–	–	–	–	219,124	0.36
£1.51+	–	–	326,624	9.74	–	–	326,624	9.74
Outstanding at 30 September 2015	770,936	1.20	7,660,564	7.07	–	–	8,431,500	6.53
Exercisable at 30 September 2015	770,936	1.20	2,207,875	4.98	–	–	2,978,811	4.00

Charges for share-based payments have been allocated to the research and development expenditure and Sales, general and administrative expenses in the consolidated income statements as follows:

	2016 £000s	2015 £000s	2014 £000s
Research and development expenditure	4,119	1,525	775
Sales, general and administrative expenses	4,033	953	463
	8,152	2,478	1,238

In the year ended 30 September 2016, options were granted on 29 December 2015, 15 January 2016, 15 February 2016, 18 March 2016, 14 April 2016, 12 May 2016, 9 June 2016 and 26 August 2016. The aggregate of the estimated fair values of the options granted on those dates is £12.7 million and the weighted average fair value of the awards made during 2016 was £2.66 per option.

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

Fair values were calculated using the Black-Scholes share option pricing model for grants with non-market-based performance conditions. The Monte Carlo share option pricing model has been used for grants with market-based performance conditions. The following weighted average assumptions were used in calculating these fair values:

	2016		2015		2014
Weighted average share price	298	p	579	p	303	p
Weighted average exercise price	60	p	109	p	0.1	p
Expected volatility	58%		59%		58%
Expected life	3.3 years		3.6 years		5.0 years
Risk-free rate	1.09%		1.32%		0.5%
Expected dividend yield	Nil		Nil		Nil

Expected volatility was determined by calculating the historical volatility of the Group’s share price over previous years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, performance conditions and behavioural considerations.

24. Other Reserves

Other reserves of £19.5 million (30 September 2015: £19.2 million) relate to a £19.3 million merger reserve (30 September 2015: £19.3 million) and a £0.2 million credit relating to exchange difference on translation of foreign operations (30 September 2015: debit £0.1 million). The merger reserve was created as a result of the acquisition by the Company of the entire issued share capital of GW Pharma Limited in 2001. This acquisition was effected by a share-for-share exchange which was merger accounted under UK Generally Accepted Accounting Practice (“UK GAAP”), in accordance with the merger relief provisions of Section 131 of the Companies Act 1985 (as amended) relating to the accounting for business combinations involving the issue of shares at a premium. In preparing consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded in a merger reserve on consolidation, rather than in a share premium account. The merger reserve was retained upon transition to IFRSs, as allowed under UK law. This reserve is not considered to be distributable.

ESOP Reserve

The Group’s “ESOP” is an Inland Revenue-approved all employee share scheme constituted under a trust deed. The trust holds shares in the Company for the benefit of and as an incentive for the employees of the Group. The trustee of the ESOP is GWP Trustee Company Limited, a wholly owned subsidiary of the Company. Costs incurred by the trust are expensed in the Group’s financial statements as incurred. Distributions from the trust are made in accordance with the scheme rules and on the recommendation of the Board of Directors of the Company.

Shares held in trust represent issued and fully paid up 0.1p ordinary shares and remain eligible to receive dividends. The shares held by the ESOP were originally acquired in 2000 for nil consideration by way of a gift from a shareholder and hence the balance on the ESOP reserve is nil (2015: nil).

As at 30 September the ESOP held the following shares:

	2016 Number	2015 Number
Unconditionally vested in employees	90,043	115,352
Shares available for future distribution to employees	33,054	33,054
Total	123,097	148,406

The valuation methodology used to compute the share-based payment charge related to the ESOP is based on fair value at the grant date, which is determined by the application of a Black-Scholes share option pricing model. The assumptions underlying the Black-Scholes model for the ESOP shares are as detailed in note 23 relating to the LTIP awards. The exercise price for shares granted under the ESOP is nil, and the vesting conditions include employment by the Group over a three-year vesting period from the date of grant. The share-based payment charge for shares granted under the ESOP plan amounted to £nil in the year ended 30 September 2016 (2015: £nil).

As at 30 September 2016 the number and market value of shares held by the trust which have not yet unconditionally vested in employees is 33,054 (2015: 33,054) and £0.3 million (2015: £0.2 million) respectively.

25. Financial Commitments

The Group had capital commitments for property, plant and equipment contracted but not provided for at 30 September 2016 of £5.1 million (2015: £0.7 million). Included within the commitment for the year ended 30 September 2016 is £4.0 million of property, plant and equipment associated with the commercial growing agreement explained further below.

At the balance sheet date the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	Group
	2016 £000s	2015 £000s
Within one year	2,723	1,642
Between two and five years	8,117	4,600
After five years	2,198	1,982
	13,038	8,224

The minimum lease payments payable under operating leases recognised as an expense in the year were £2.4 million (2015: £1.5 million).

Operating lease payments represent rentals payable by the Group for certain of its leased properties. Manufacturing and laboratory facilities are subject to 5 to 15-year leases, some of which have a lease break three years prior to the conclusion of the lease at the Group’s option. Office properties are subject to 1 to 10-year leases.

During the year ended 30 September 2016, the Group signed a commercial growing agreement with an external supplier to produce plant material for use in the Epidiolex development programmes and commercial release. This agreement commences during the second quarter of the year ended 30 September 2017 and includes multiple fee-elements designed to incentivise cost efficient, reliable production volumes of raw materials for use in research, development and commercial activities.

As part of the accounting treatment for this agreement a component operating lease has been identified under the requirements of IFRIC 4 Determining Whether an Arrangement Contains a Lease. Rental payments commence during the second quarter of the year ended 30 September 2017 and continue over a five-year non-cancellable period. Future minimum lease payments associated with this operating lease are included in the table shown above.

Other gross payments associated with this agreement, excluding operating lease rentals and capital commitments outlined above, fall due as follows

	Group
	2016 £000s	2015 £000s
Within one year	6,755	–
Between two and five years	36,667	–
After five years	2,248	–
	45,670	–

26. Contingent Liabilities

As at 30 September 2016 certain fees associated with capital expenditure have been estimated. The final fees payable are to be agreed and paid once agreement is reached, which is expected during the second quarter of the year ending 30 September 2017. The Group estimates that there is a possible contingent liability for incremental fees of up to £0.4 million of capital expenditure.

27. Related Party Transactions

Remuneration of Key Management Personnel

The remuneration of the Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	2016 £000s	2015 £000s	2014 £000s
Short-term employee benefits	2,523	2,395	2,688
Post-employment benefits	215	211	203
Share-based payments	4,556	1,164	666
	7,294	3,770	3,557

Other Related Party Transactions

Group

The Group purchased various regulatory support services from Icon Clinical Research Limited and Icon Clinical Research (UK) Limited, which are part of Icon plc. Tom Lynch, a non-executive Director of the Group, acted as Chairman for Icon plc up to 29 March 2016. These services were at a cost of £2,044 (2015: £12,762; 2014: £12,166). As at 30 September 2016 there was £nil due in relation to these amounts (2015: £nil; 2014: £2,799).

The Group paid £138 (2015: £263; 2014: £3,441) under a consultancy agreement for medical writing services to Kathryn Wright, wife of the Group’s Chief Medical Officer Stephen Wright. As at 30 September 2016 there was no amount due to Kathryn Wright (2015 and 2014: £nil).

The Group paid £47 (2015 and 2014: £nil) to Adaptimmune Ltd in relation to travel expenses incurred by James Noble, a non-executive Director of the Group, who also acts as Chief Executive Officer for Adaptimmune Ltd. As at 30 September 2016 there was no amount due to Adaptimmune Ltd (2015 and 2014: £nil).

All fees outlined above were paid on an arms-length basis and were carried out in accordance with the Group’s policy regarding related party transactions.

As part of the consideration of the vesting of the September 2013 LTIP award, the Remuneration Committee has agreed to indemnify Justin Gover for the incremental US taxation that he is likely to suffer on the gain arising from these LTIP options as a result of having relocated to the US at the Company’s request during the vesting period for this award. As at 30 September 2016 this liability is estimated as $1.2 million, and is expected to payable when the option gain is crystallised by sale of the resulting shares, expected in late 2016/early 2017.

