Form 20-F
period 2017-09-30
GW PHARMACEUTICALS PLC
filed 2017-12-04
CIK 1351288

As filed with the Securities and Exchange Commission on December 4, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 304,439,740 ordinary shares, par value £0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of  “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
PRESENTATION OF FINANCIAL AND OTHER DATA
The consolidated financial statement data as at September 30, 2017 and 2016 and for the years ended September 30, 2017, 2016, and 2015 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as at September 30, 2015, 2014 and 2013 and for the years ended September 30, 2014 and 2013 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).There are no differences applicable to us between IFRS as issued by the IASB and IFRS-EU for any of the periods presented herein.
All references in this Annual Report to “$” are to U.S. dollars, all references to “£” are to pounds sterling and all references to “€” are to euros. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as at and for the year ended September 30, 2017 have been translated into U.S. dollars at the rate at September 30, 2017, the last business day of our year ended September 30, 2017, of £0.7486 to $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.
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

•
our and our contract manufacturers’ ability to successfully manufacture commercial quantities of our products in compliance with regulatory requirements;

•
our ability to establish and maintain commercialization organizations in the US, Europe and elsewhere;

•
our ability to submit and maintain INDs and NDAs with the FDA, including our NDA for Epidiolex as submitted on October 27, 2017;

•
our ability to successfully design, commence and complete clinical trials;

•
our ability to receive and maintain regulatory exclusivities, including Orphan Drug Designations for our drugs and our drug candidates;

•
patents, including, but not limited to, our ability to have patents issued covering our drugs, drug candidates and processes, as well as oppositions and legal challenges;

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

NOTE REGARDING EXPANDED ACCESS STUDIES
The expanded access studies we are currently supporting are uncontrolled, carried out by individual physician investigators independent from us, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to an observed treatment effect that may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. These studies contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information, including the statistical principles that the independent investigators have chosen to apply to the data, may not reliably predict results achieved after systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in these trials. Reliance on such information may lead to Phase 2 and/or Phase 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent our ability to seek approval of Epidiolex or other product candidates. Physicians conducting these studies may use Epidiolex or other product candidates in a manner inconsistent with GW’s protocols, including in children with conditions different from those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to the product candidate and may limit our ability to obtain regulatory approval with labeling that we consider desirable, or at all.

PART I
Item 1   Identity of Directors, Senior Management and Advisers.
Not Applicable.
Item 2   Offer Statistics and Expected Timetable.
Not Applicable.
Item 3   Key Information.
A.   Selected Financial Data.
The following table summarizes our consolidated financial data as at the dates and for the periods indicated. The consolidated financial statement data as at September 30, 2017 and 2016 and for the years ended September 30, 2017, 2016 and 2015 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as at September 30, 2015, 2014 and 2013, and for the years ended September 30, 2014 and 2013 has been derived, after certain reclassifications to conform to the current presentation, from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). There are no differences applicable to us between IFRS as issued by the IASB and IFRS-EU for any of the periods presented herein.
Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader our consolidated financial statements as at and for the year ended September 30, 2017 have been translated into U.S. dollars at $1.00 = £0.7486 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on September 30, 2017. Such convenience translation should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.
Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.
	Year Ended September 30,
	2017	2017(1)	2016(1)	2015(1)	2014(1)	2013(1)(2)
	$	£	£	£	£	£
	(in thousands, except per share data)
Income Statement Data:
Revenue	11,004	8,238	10,315	28,540	30,045	27,295
Cost of sales	(4,730)	(3,541)	(2,719)	(2,618)	(2,060)	(1,276)
Research and development expenditure	(148,576)	(111,229)	(99,815)	(76,785)	(43,475)	(32,697)
Sales, general and administrative expenses	(55,700)	(41,699)	(19,939)	(12,569)	(7,337)	(3,555)
Net foreign exchange (losses)/gains	(6,739)	(5,045)	25,551	6,202	3,188	(237)
Operating loss	(204,741)	(153,276)	(86,607)	(57,230)	(19,639)	(10,470)
Interest expense	(995)	(745)	(173)	(75)	(61)	(64)
Interest and other income	2,159	1,616	608	244	130	178
Loss before tax	(203,577)	(152,405)	(86,172)	(57,061)	(19,570)	(10,356)
Tax benefit	27,673	20,717	22,515	12,498	4,911	5,807
Loss for the year	(175,904)	(131,688)	(63,657)	(44,563)	(14,659)	(4,549)

	Year Ended September 30,
	2017	2017(1)	2016(1)	2015(1)	2014(1)	2013(1)(2)
	$	£	£	£	£	£
	(in thousands, except per share data)
Loss per share
Basic	(0.58)	(0.43)	(0.24)	(0.18)	(0.07)	(0.03)
Diluted	(0.58)	(0.43)	(0.24)	(0.18)	(0.07)	(0.03)
Weighted average number of shares
Basic	303.6	303.6	270.4	246.4	210.4	151.5
Diluted	304.1	304.1	277.5	254.2	219.9	158.2
	As at September 30,
	2017	2017(1)	2016(1)	2015(1)	2014(1)(3)	2013(1)
	$	£	£	£	£	£
	(in thousands)
Balance Sheet Data:
Non-current assets	75,079	56,207	48,659	34,606	17,126	11,581
Current assets
Inventories	5,669	4,244	4,248	4,756	4,777	4,661
Trade and other receivables	41,795	31,289	25,878	15,514	7,108	4,633
Cash and cash equivalents	322,154	241,175	374,392	234,872	164,491	38,069
Total current assets	369,618	276,708	404,518	255,142	176,376	47,363
Total assets	444,697	332,915	453,177	289,748	193,502	58,944
Current liabilities
Trade and other payables	(44,238)	(33,119)	(31,170)	(24,022)	(12,376)	(9,440)
Current tax liabilities	(1,119)	(838)	(883)	(366)	—	—
Obligations under finance leases	(274)	(205)	(211)	(111)	(126)	(100)
Deferred revenue	(3,082)	(2,307)	(2,686)	(3,269)	(4,827)	(3,181)
Non-current liabilities
Trade and other payables	(12,364)	(9,256)	(9,423)	(8,445)	(7,927)	—
Obligations under finance leases	(6,352)	(4,755)	(4,959)	(1,540)	(1,781)	(1,905)
Deferred revenue	(5,690)	(4,260)	(5,355)	(6,725)	(7,881)	(8,916)
Share capital	406	304	302	261	237	178
Share premium	743,450	556,570	556,477	349,275	220,551	84,005
Net assets/Total equity	371,578	278,175	398,490	245,270	158,584	35,402
	Year Ended September 30,
	2017	2017(1)	2016(1)	2015(1)	2014(1)	2013(1)
	$	£	£	£	£	£
	(in thousands)
Cash Flow Data:
Net cash outflow from operating activities	(147,259)	(110,245)	(84,594)	(46,471)	(12,626)	(7,468)
Net cash outflow from investing activities	(20,387)	(15,262)	(8,756)	(17,791)	(7,095)	(2,076)
Net cash (outflow)/inflow from financing activities	(2,742)	(2,053)	206,807	128,419	144,267	18,253

(1)
The selected historical consolidated financial data as at September 30, 2017 and 2016 and for the years ended September 30, 2017, 2016, and 2015 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as at September 30, 2015, 2014 and 2013, and for the years ended

September 30, 2014 and 2013 have been derived, after certain reclassifications to conform to the current presentation, from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union.
(2)
The selected historical consolidated financial data as at September 30, 2013 and for the year then ended, reflects a reclassification to report foreign exchange gains and losses, primarily from balance sheet revaluation, previously reported within “Management and administrative expenses” in a new income statement line item, titled “Net foreign exchange (losses)/gains.” Such reclassification had no impact on operating profit, profit before tax or profit for the year.

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
	Noon Buying Rate
	Period End	Average(1)	High	Low
Year ended September 30:
2012	1.6132	1.5768	1.6263	1.5301
2013	1.6179	1.5609	1.6275	1.4837
2014	1.6220	1.6570	1.7165	1.5904
2015	1.5116	1.5447	1.6216	1.4648
2016	1.3015	1.4228	1.5475	1.2874
2017	1.3402	1.2680	1.3578	1.2118
2018 (through November 24, 2017)	1.3336	1.3191	1.3336	1.3063
Month:
May 2017	1.2905	1.2929	1.3018	1.2795
June 2017	1.2995	1.2810	1.2995	1.2628
July 2017	1.3196	1.2996	1.3196	1.2851
August 2017	1.2888	1.2952	1.3236	1.2787
September 2017	1.3402	1.3340	1.3578	1.2972
October 2017	1.3281	1.3202	1.3304	1.3063
November 2017 (through November 24, 2017)	1.3336	1.3178	1.3336	1.3067

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
Our success will depend on our ability to successfully commercialize our product pipeline, including commercialization of Epidiolex and our other cannabinoid product candidates. We are evaluating Epidiolex for the treatment of Dravet syndrome, Lennox-Gastaut syndrome (LGS), Tuberous Sclerosis Complex (TSC) and Infantile Spasms (IS). We have initiated pivotal trials for all four of these indications and have completed one Phase 3 trial for Dravet syndrome and two Phase 3 trials for LGS. We completed our rolling submission of a New Drug Application, or NDA, for Epidiolex for the treatment of seizures associated with Dravet syndrome and LGS to the FDA on October 27, 2017. We anticipate submitting a marketing authorization application to the European Medicines Agency, or EMA, for Epidiolex for the treatment of seizures associated with Dravet syndrome and LGS in late 2017. Nevertheless, Epidiolex may never receive regulatory approval for the treatment of any of these indications in the U.S. or elsewhere. Even if completed Phase 3 clinical trials and/or ongoing or future Phase 3 clinical trials conducted for regulatory approval show positive results, there can be no assurance that the FDA, EMA or any other regulatory authority will approve Epidiolex or any other product candidate for any indication for several potential reasons, including failure to follow Good Clinical Practice, or GCP, negative assessment of risk to benefit, unacceptable risk of abuse or diversion, insufficient product quality control and standardization, non-Good Manufacturing Practice (GMP) compliant manufacturing facilities and, in the U.S., absence of a protocol agreed through the FDA’s Special Protocol Assessment process, refusal by FDA to accept our clinical trial design and/or failure to agree on appropriate clinical endpoints.
Our ability to successfully commercialize Sativex, Epidiolex, if approved, and our other product candidates will depend on, among other things, our ability to:
•
successfully complete pre-clinical studies and clinical trials, including human factors testing requirements and the assessment of abuse potential;

•
demonstrate to the FDA and similar foreign regulatory authorities that the efficacy of Sativex, Epidiolex, or any other product candidates in clinical trials, can be attributed to the investigative product and not exclusively to its interaction with concomitant medications. It is possible that FDA may convene an advisory committee of external experts to consider our NDA for Epidiolex or any of our other drug candidates, and the course and outcome of meetings with these advisory committees can be hard to predict;

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

•
obtain reimbursement from payers such as government health care programs and insurance companies and other third-party payers, as well as achieve commercially attractive levels of pricing;

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
Even when product development is successful and regulatory approval has been obtained, our ability to generate sufficient revenue depends on the acceptance of our products by physicians and patients. We cannot assure you that Epidiolex or our other product candidates will achieve the expected level of market acceptance and revenue if and when they obtain the requisite regulatory approvals. The market acceptance of any product depends on a number of factors, including the indication statement and warnings required by regulatory authorities in the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product, reimbursement from third-party payers such as government health care systems and non-governmental third-party payers, the price of the product, the nature of any post-approval risk management activities mandated by regulatory authorities, competition, and marketing and distribution support. Further, the success and acceptance of a product in one country may be negatively affected by our activities in another. By way of example, our approval and pricing strategy in Europe could create post-approval commitments to EMA and other European regulators that damages our market or price in the U.S. Likewise, if we fail to adapt our approach to clinical trials in the U.S. market to meet the needs of EMA or other European regulatory authorities, or to generate the health economics and outcomes research data needed to support pricing and reimbursement negotiations in Europe, we may have difficulties obtaining marketing authorization for our products from EMA and may have difficulties obtaining pricing and reimbursement approval for our products at a national level. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations and financial condition.
In respect of our product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.
The first NDA applicant with an Orphan Drug Designation for a particular active moiety to treat a specific disease or condition that receives FDA approval is entitled to a seven-year exclusive marketing period in the United States for that drug, for that indication. We rely in part on this orphan drug exclusivity and other regulatory exclusivities to protect Epidiolex and our other products and product candidates from competitors, and we expect to continue relying in part on these regulatory exclusivities in the future. However, although we received Orphan Drug Designation for Epidiolex, for Dravet syndrome, LGS, TSC and IS, there is no assurance that we will successfully obtain Orphan Drug Designation for other product candidates or other rare diseases or that a product candidate for which we receive Orphan Drug Designation will be approved, or that we will be awarded orphan drug exclusivity upon approval as, for example, the FDA may reconsider whether the eligibility criteria for such exclusivity have been met and/or maintained. Even if we do obtain orphan exclusivity for any product candidate, the period of exclusivity may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to supply sufficient quantities of the drug. Moreover, a drug product with an active moiety that is a different cannabinoid from that in our drug candidate or, under limited circumstances, the same drug product, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for the same indication before us, approval of our product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved product. In addition, if a competitor such as Insys Therapeutics Inc., or the other competitors set forth below, obtains approval and marketing exclusivity for a drug product with an active moiety that is the same as that in a product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our product candidate. There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, including whether two drugs are the same drug product, and future challenges could lead to changes that affect the protections potentially afforded our products in ways that are difficult to predict. In a recent successful legal challenge, a court invalidated the FDA’s denial of orphan exclusivity to a drug on the grounds that the drug was not proven to be clinically superior to a previously approved product containing the same ingredient for the same orphan use. In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to require the sponsor of a designated drug that is the “same” as a previously approved drug to demonstrate that its drug is clinically superior to that drug upon approval in order to be eligible for orphan drug exclusivity, or in some cases, to even be eligible for marketing approval. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how such challenges might affect our business.
In the European Union, if a marketing authorization is granted for a medicinal product that is designated an orphan drug, that product is entitled to ten years of marketing exclusivity. During the period of marketing exclusivity, subject to limited exceptions, no similar medicinal product may be granted a marketing authorization for the orphan indication. There is no assurance that we will successfully obtain Orphan Drug Designation for future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained designation. Even if we obtain orphan exclusivity for any product candidate, the exclusivity period can be reduced to six years if at the end of the fifth year it is established that the orphan designation criteria are no longer met or if it is demonstrated that the orphan drug is sufficiently profitable that market exclusivity is no longer justified. Further, a similar medicinal product may be granted a marketing authorization for the same indication notwithstanding our marketing exclusivity if we are unable to supply sufficient quantities of our product, or if the second product is safer, more effective or otherwise clinically superior to our orphan drug. In addition, if a competitor such as Insys Therapeutics Inc., or the other competitors set forth below, obtains marketing authorization and orphan exclusivity for a product that is similar to a product candidate we are pursuing for the same indication, approval of our product candidate would be blocked during the period of orphan marketing exclusivity unless we could demonstrate that our product candidate is safer, more effective or otherwise clinically superior to the approved product.
We have to date commercialized only one product, Sativex.
Our only approved product, Sativex, is currently being commercialized for spasticity due to multiple sclerosis, or MS, outside the United States. Even if we obtain regulatory approval for a product in addition to Sativex, our future success will still depend in part on the continued successful commercialization of Sativex. Although Sativex is currently approved in a number of countries outside of the United States for MS spasticity and is sold in many of those countries, it may never be successfully commercialized in all of these jurisdictions. The commercial success of Sativex for MS spasticity depends on a number of factors beyond our control, including the willingness of physicians to prescribe Sativex to patients, payers’ willingness and ability to pay for the drug, the level of pricing achieved, patients’ response to Sativex, the ability of our marketing partners to generate sales and, given that we generate revenue from the supply of Sativex to our partners at a fixed percentage of partners’ net sales and that any increase in our manufacturing costs will adversely affect our margins and our financial condition, our ability to manufacture Sativex on a cost effective and efficient basis. Accordingly, we cannot assure you that we will succeed in generating revenue growth through the commercialization of Sativex for MS spasticity. If we are not successful in the continued commercialization of Sativex for MS spasticity, our business, results of operations and financial condition may be harmed.

We expect to face intense competition, often from companies with greater resources and experience than we have.
The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. Some of these competitors and potential competitors have more experience than we have in the development of pharmaceutical products, including validation procedures and regulatory matters. In addition, Sativex competes with, and our product candidates, if successfully developed, will compete with, product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or our collaboration partners have. In particular, Insys Therapeutics, Inc. has publicly stated its intention to develop cannabidiol (CBD) in Dravet syndrome, LGS, IS, glioma and potentially other indications. Zogenix, Inc. is developing low dose fenfluramine in Dravet syndrome and has commenced an open-label study with this product in LGS, and other companies with greater resources than us may announce similar plans in the future. In addition, there are non-FDA approved CBD preparations being made available from companies in the medical marijuana industry, which may be competitive to Epidiolex. If we are unable to compete successfully, our commercial opportunities will be reduced and our business, results of operations and financial conditions may be materially harmed.
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
Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals generally must be obtained on a country-by-country basis. Where we have chosen to collaborate with a third party on product candidate development and commercialization, our partner may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In many countries, products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices that are not sufficient to allow us or our partners to generate a profit, our partners may refuse to launch the product in such countries or withdraw the product from the market, which would adversely affect sales and profitability. For example, whereas the All Wales Medicines Strategy Group has recommended Sativex for use in MS spasticity in Wales, the National Institute for Clinical Excellence published MS treatment guidelines which did not recommend Sativex for use in England. While this example refers to the commercialization of Sativex, the same or similar events, such as price decreases, government mandated rebates or unfavorable reimbursement decisions could affect the pricing and reimbursement of Epidiolex and our other product candidates and could have a material adverse effect on our business, reputation, results of operations and financial condition.
Problems in our manufacturing process, failure to comply with manufacturing regulations or unexpected increases in our manufacturing costs could harm our business, results of operations and financial condition.
We are responsible for the manufacture and supply of Sativex to our collaboration partners and for the manufacture and supply of Sativex, Epidiolex and other product candidates for use in clinical trials. The manufacturing of Sativex and our product candidates necessitates compliance with GMP and other regulatory requirements in jurisdictions internationally. Our ability to successfully manufacture Sativex, Epidiolex and other product candidates involves cultivation of botanical raw material from specific cannabinoid plants, extraction and purification processes, manufacture of finished products and labeling and packaging, which includes product information, tamper evidence and anti-counterfeit features, under tightly controlled processes and procedures. For Sativex and our product candidates, production also requires the cultivation of cannabinoid plants under highly controlled and standardized conditions. In addition, we must ensure chemical consistency among our batches, including clinical batches and, if approved, marketing batches. Demonstrating such consistency may require typical manufacturing controls as well as clinical data. We must also ensure that our batches conform to complex release specifications. For each step in the manufacturing process for Sativex, we are currently reliant on single manufacturing facilities and no back-up facilities are yet in place. We have a second site at which we can grow the specific cannabinoid plants which produce the CBD used in Epidiolex, a second site at which we can extract CBD from botanical raw material and a second site at which we can crystallize the purified CBD from the liquid plant extract, but we are currently reliant on a single manufacturing facility, and no back-up facilities are yet in place, for the other steps in the Epidiolex production process. Because Sativex is a complex mixture manufactured from plant materials, and because the release specifications may not be identical in all countries, certain batches may fail release testing and not be able to be commercialized. A number of our product candidates (excluding Epidiolex) also consist of a complex mixture manufactured from plant materials, and are therefore subject to a similar risk. If we are unable to manufacture Sativex, Epidiolex or other product candidates in accordance with regulatory specifications, including GMP or if there are disruptions in our manufacturing process due to damage, loss or otherwise, or failure to pass regulatory inspections of our manufacturing facilities, we may not be able to meet current demand or supply sufficient product for use in clinical trials, and this may also harm our ability to commercialize Sativex, Epidiolex and our product candidates on a timely or cost-competitive basis, if at all. We have an on-going program for expanding and upgrading parts of our growing and manufacturing facilities and we are working with a number of contract manufacturing partners. This has allowed us to submit an NDA for Epidiolex that we believe includes a sufficient number of growing and manufacturing sites that should provide sufficient quantities to meet initial demand, and meet FDA’s stringent requirements for demonstrating equivalence of the scaled up manufacturing process. This program requires significant time and resources and may not be successful, for example the FDA may refuse to accept our facilities or those of our contract manufactures as being suitable for the production of Epidiolex. We are planning a significant expansion of our growing facilities over the next few years in order to meet potential peak demand for Epidiolex, including working with several new contractor manufacturers and adopting new methods in order to handle and process bulk quantities of botanical raw material. We are planning to increase the scale in which we manufacture Epidiolex over the next few years in order to meet potential peak demand for Epidiolex, including working with several new contractors and, potentially, adopting new processes. These activities may be unsuccessful, may lead to delays, interruptions to supply, or may prove to be more costly than anticipated. We may fail to expand our growing and manufacturing capability in time to meet market demand for our products and product candidates, and the FDA may refuse to accept our facilities or those of our contract manufactures as being suitable for the production of our products and product candidates. Any problems in our growing or manufacturing process could have a material adverse effect on our business, results of operations and financial condition.
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
Sativex and our product candidates, including Epidiolex, are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for the manufacture of our products, subjects us to production risks. For example, during the manufacturing process we have from time to time experienced defects in components which have caused vial sealing faults, resulting in vial leakage, pump dispenser faults which have resulted in under-filling of vials and misalignment of labels and tamper evident seals, as well as receipt of faulty electronic dose counters from our supplier. While product batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following product release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Some of our products must be stored and transported at temperatures within a certain range, which is known as “strict cold chain” storage and transportation. If these environmental conditions deviate, our products’ remaining shelf-lives could be impaired or their efficacy and safety could become adversely affected, making them no longer suitable for use. The occurrence or suspected occurrence of production and distribution difficulties can lead to lost inventories, and in some cases product recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product launches.
Sativex and our product candidates, including Epidiolex, contain controlled substances, the use of which may generate public controversy.
Since Sativex, Epidiolex and our other product candidates contain controlled substances; their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, Sativex and our product candidates. These pressures could also limit or restrict the introduction and marketing of Sativex and our product candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable by Sativex and our product candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed.
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
Our operations have consumed substantial amounts of cash since inception. For the year ended September 30, 2016, we reported a net operating cash outflow of £84.6 million and a net cash outflow from investing activities of £8.8 million. For the year ended September 30, 2017, we reported a net operating cash outflow of £110.2 million and a net cash outflow from investing activities of £15.3 million.
Looking forward, 2018 will be a pivotal year with the progression of the Epidiolex NDA and the continued investments in our pre-launch activities and manufacturing scale-up. Cash outflow for the quarter ended September 30, 2017 was $51 million. We expect spending to continue at current levels and anticipate total cash outflows for the first half of the year ended September 30, 2018 in the range of $100 million to $120 million (£75 million to £90 million), which includes capital expenditure of  $10 million to $20 million related to manufacturing expansion. Thereafter, following NDA approval, we expect cash outflows to increase in preparation for product launch.
Research and development, management and administrative expenses and cash used for operations will continue to be significant and may increase substantially in the future in connection with new research and development initiatives, continued product commercialization efforts and as we prepare for the potential commercial launch of Epidiolex and continue to grow as a U.S. public company. We may need to raise additional capital to fund our operations, continue to conduct clinical trials to support potential regulatory approval of marketing applications, and to fund commercialization of our products.
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
We may discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us or subsequent testing by our independent registered public accounting firm. If we are unable to achieve effective internal control over financial reporting, or if our independent registered public accounting firm determines we continue to have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares and ADSs could decline, and our reputation may be damaged.
We are exposed to risks related to currency exchange rates.
We conduct a significant portion of our operations outside the United Kingdom. Because our financial statements are presented in pounds sterling, changes in currency exchange rates have had and could have a significant effect on our operating results. Exchange rate fluctuations between local currencies and the pound sterling create risk in several ways, including the following: weakening of the pound sterling may increase the pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the pound sterling may decrease the value of our revenues denominated in other currencies, such as sales of Sativex in Europe, especially due to the low price margin on our sales of Sativex to Almirall S.A.; the exchange rates on non-sterling transactions and cash deposits can distort our financial results; and commercial Sativex pricing and profit margins are affected by currency fluctuations.
If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of Sativex and our product candidates, including Epidiolex.
Although we have never had any product liability claims or lawsuits brought against us, we face potential product liability exposure related to the testing of our product candidates in human clinical trials, and we currently face exposure to claims in jurisdictions where we market and distribute Sativex. We may face exposure to claims by an even greater number of persons if we begin marketing and distributing our products commercially in the United States and elsewhere. Now, and in the future, an individual may bring a liability claim against us alleging that Sativex or one of our product candidates, such as Epidiolex, caused an injury. While we continue to take what we believe are appropriate precautions, we may be unable to avoid significant liability if any product liability lawsuit is brought against us. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that are less severe than those associated with Sativex and our product candidates, including Epidiolex. Although we have purchased insurance to cover product liability lawsuits, if we cannot successfully defend ourselves against product liability claims, or if such insurance coverage is inadequate, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•
decreased demand for Sativex and our product candidates, including Epidiolex, if such product candidates are approved;

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
Our management and personnel, systems and facilities currently in place may not be adequate to support our business plan and future growth. With the submission of our NDA for Epidiolex and the decision to promote and market in the United States the product candidates for which we receive marketing approval from FDA, we have increased our number of full-time equivalent employees from 194 on September 30, 2013 to 568 as of September 30, 2017, primarily because we are conducting all of our Phase 2 and 3 clinical trials of Epidiolex and our other product candidates ourselves and establishing a commercial organization and our commercial infrastructure. As a result of these activities the complexity of our business operations has substantially increased. We will need to further expand our scientific, manufacturing, sales and marketing, managerial, compliance, operational, financial and other resources to support our planned research, development, manufacturing and commercialization activities.
Our need to effectively manage our operations, growth and various projects requires that we:
•
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

•
continue to improve our facilities.

In addition, historically, we have utilized and continue to utilize the services of part-time outside consultants and contractors to perform a number of tasks for us, including tasks related to compliance programs, clinical trial management, regulatory affairs, formulation development and other drug development functions. Our growth strategy may entail expanding our use of consultants and contractors to implement these and other tasks going forward. As we rely on consultants and contractors for certain functions of our business, we will need to be able to effectively manage these consultants and contractors to ensure that they successfully carry out their contractual obligations and meet expected deadlines. There can be no assurance that we will be able to manage our existing consultants and contractors or find other competent outside expertise, as needed, on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our use of consultants and contractors, we may be unable to successfully implement the tasks necessary to effectively execute on our planned research, development, manufacturing and commercialization activities and, accordingly, may not achieve our research, development and commercialization goals.
We depend upon our key personnel and our ability to attract and retain employees.
Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Due to the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.
Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with applicable manufacturing standards, comply with other federal and state laws and regulations, report information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information, including information obtained in the course of clinical trials, or illegal appropriation of drug product, which could result in government investigations and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct. The precautions we take to detect and prevent these prohibited activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.
If we are unable to use net operating loss carry-forwards and certain built-in losses to reduce future tax payments, or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected.
As a U.K. resident trading company, we are predominantly subject to U.K. corporate taxation. At September 30, 2017, we had cumulative carry-forward tax losses of £204.1 million, available to offset against future profits (subject to the restrictions on the use of such losses described below). The majority of these tax loss attributes have not been recognized on our balance sheet at September 30, 2017. It should, however, be noted that the use of carried forward losses has recently been restricted with effect from April 1, 2017, such that they would not be available for offset against more than 50% of taxable profits in any accounting period (subject to a £5 million annual allowance). Additionally, as we carry out extensive research and development activities in the U.K., we benefit from the U.K. research and development tax credit regime. Up until the end of the financial year ended September 30, 2017, we have benefitted from the U.K. research and development tax credit regime for small and medium sized companies, whereby our principal research subsidiary, GW Research Ltd, was able to surrender a portion of available losses that arise from research and development activity for a refundable credit of up to approximately 33.4% of the eligible research and development expenditure. However, due to the increase in the size of our employee workforce in the U.K. and our annual turnover we are now subject to the U.K. research and development tax credit regime for large companies. Starting with the financial year ending September 30, 2018, GW Research Ltd is still able to surrender a portion of available losses that arise from research and development activity for a refundable credit, but the rate of tax relief on the eligible research and development expenditure is significantly reduced. We may also benefit in the future from the UK’s “patent box” regime, which would allow certain profits attributable to revenue from patented products to be taxed at a lower rate of 10%. When taken in combination with our available carry-forward tax losses and the enhanced relief available on our research and development expenditure, we expect that this may result in a long-term low rate of corporation tax. If, however, we are unable to generate sufficient future taxable profits, or for any reason to utilize our carry-forward losses (as currently restricted), or there are unexpected adverse changes to the U.K. research and development tax credit regime or “patent box” regime, or we are unable to qualify for such advantageous tax legislation, our business, results of operations and financial condition may be adversely affected.

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
Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payers. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payers for health care services to contain or reduce health care costs may adversely affect our ability to set prices for our products which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.
Specifically, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, enacted in the United States in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers. Both Congress and the U.S. President have already taken some actions that are intended to limit significantly the ACA, and other proposals have been made and are being considered to further modify or even repeal the ACA. While some of these actions already appear to be limiting the scope of the ACA, it is not clear at this point whether the new proposals will be adopted (either in their current form or a modified form) in the future.
We expect additional federal and state proposals and health care reforms to continue to be proposed by legislators, which could limit the prices that can be charged for the products we develop and may limit our commercial opportunity.
The continuing efforts of government and other third-party payers to contain or reduce the costs of health care through various means may limit our commercial opportunity. It will be time consuming and expensive for us to go through the process of seeking coverage and reimbursement from Medicare, Medicaid and other governmental health programs and from and private payers. Our products may not be considered cost effective, and government and third-party private health insurance coverage and reimbursement may not be available to patients for any of our future products or sufficient to allow us to sell our products on a competitive and profitable basis. Our results of operations could be adversely affected by ACA, changes to the ACA, and by other health care reforms that may be enacted or adopted in the future. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our ability to generate revenue in the U.S. market and maintain profitability.
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
The United Kingdom’s vote in favor of withdrawing from the European Union and the result of the U.S. presidential election could lead to increased market volatility which could adversely impact the market price of our ADSs and make it more difficult for us to do business in Europe or have other adverse effects on our business.
On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). On March 29, 2017, the U.K. government delivered to the European Council notice of its intention to leave the European Union and, in the absence of an executed withdrawal agreement with the European Union, the effective date of the United Kingdom’s withdrawal from the European Union will be March 29, 2019. There are many ways in which our business could be affected by this event, only some of which we can identify at this time. It is already apparent that negotiation of the withdrawal agreement will be a lengthy process, and we will have no certainty as to the terms on of the United Kingdom’s relationship with the European Union until these negotiations have been completed. Alternatively, negotiations may be unsuccessful and the United Kingdom may not reach agreement with the European Union on the future terms of the United Kingdom’s relationship with the European Union. There will be a long period of considerable uncertainty particularly in relation to United Kingdom financial and banking markets as well as on the regulatory process in Europe. As a result of this uncertainty, financial markets could experience significant volatility which could adversely affect the market price of our ADSs. We may also face new regulatory costs and challenges that could have a material adverse effect on our operations. In this regard, the EMA has already issued a notice reminding marketing authorization holders of centrally authorized medicinal products for human and veterinary use of certain legal requirements that need to be considered as part of Brexit, such as the requirement for the marketing authorization holder of a product centrally approved by European Commission to be established in the European Union (or EEA), and the requirement for some activities relating to centrally approved products, such as batch release and pharmacovigilance, be performed in the European Union (or EEA). As a result of the foregoing, and in the absence of any clear indication that the withdrawal agreement will contain a contrary requirement, we are already in the process of establishing a network of subsidiary undertakings in the major European markets and planning to establish pharmacovigilance and batch release operations in the European Union. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make our doing business worldwide more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Should this foreign exchange volatility continue it could cause volatility in our quarterly financial results.
The current White House administration has expressed concerns regarding existing trade agreements, such as the North American Free Trade Agreement (NAFTA), and raised the possibility of imposing significant increases on tariffs on goods imported into the United States, particularly from China and Mexico. This administration has also supported Congress’ attempt to make significant changes to U.S. tax laws, significant changes, replacement or elimination of the ACA, and government negotiation/regulation of drug prices paid by government programs. Changes in U.S. social, political, regulatory and economic conditions or laws and policies governing the health care system and drug prices, U.S. tax laws, foreign trade, immigration, manufacturing, and development and investment in the territories and countries where we or our customers and suppliers operate could adversely affect our operating results and our business.
Risks Related to Development and Regulatory Approval of Sativex and Our Product Candidates
Clinical trials for our product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination. The results of clinical trials are open to differing interpretations
Clinical trials are expensive, time consuming and difficult to design and implement. Regulatory agencies may analyze or interpret the results differently than us. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA or other regulatory authorities, including state and local authorities, or an Institutional Review Board, or IRB, with respect to a trial at its institution, may suspend, delay or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel, or the DEA could suspend or terminate the registrations and quota allotments we require in order to procure and handle controlled substances, for various reasons, including:
•
lack of effectiveness of any product candidate during clinical trials;

•
discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues, such as drug: drug interactions, including those which cause confounding changes to the levels of other concomitant medications. In this regard it should be noted that the data from the expanded access studies with Epidiolex we are currently supporting, as presented by Devinsky et al. at the Annual Meeting of the American Epilepsy Society held in December 2015, indicates that clobazam co-therapy is associated with a higher rate of treatment response (median reduction in convulsive seizures (CBD with versus without clobazam) at week 12 of treatment. At the Annual Meeting of the American Epilepsy Society held in December 2017, data from the Phase 3 LGS trials was presented showing responder rates in patients taking clobazam and those not taking clobazam, which showed some differences in response between these patient groups. Regulatory agencies may consider this analysis and/or may analyze the data differently. We have also completed a Company-sponsored double-blinded, placebo controlled Phase 2 trial to investigate this drug:drug interaction in a controlled and scientific manner;

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

•
insufficient data to support regulatory approval. In this regard, we submitted our NDA for Epidiolex for the treatment of seizures associated with Dravet syndrome and LGS prior to completing our second Phase 3 trial of Epidiolex in Dravet syndrome. FDA may consider the results of a single Phase 3 trial of Epidiolex in Dravet syndrome to be insufficient to grant regulatory approval;

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
We are subject to extensive regulation by U.S. federal and state and foreign governments in each of the markets where we currently sell Sativex or in markets where we have product candidates progressing through the approval process. We must adhere to all regulatory requirements including FDA’s Good Laboratory Practice, current GMP, and GCP requirements and their European equivalents. If we or our suppliers fail to comply with applicable regulations, including FDA pre-or post-approval GMP requirements, then the FDA or other foreign regulatory authorities could sanction us. Even if a drug is FDA-approved, regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing trials.

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

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from Sativex and our product candidates, including Epidiolex. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our business and our operating results will be adversely affected. Additionally, if we are unable to generate revenue from sales of Sativex, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.
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
Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. For example, as the endpoint preferred by EMA was not achieved in our first phase 3 trial of Epidiolex for Dravet syndrome, our Marketing Authorization Application (MAA) for Dravet syndrome may not be accepted even if our NDA is. In the event that we obtain negative results from clinical trials for Epidiolex or our other product candidates, or other problems related to potential Chemistry, Manufacturing and Controls issues or other hurdles occur and our product candidates are not approved, we may not be able to generate sufficient revenue or obtain financing to continue our operations, our ability to execute on our current business plan will be materially impaired, our reputation in the industry and in the investment community would likely be significantly damaged and the price of our ADSs would likely decrease significantly. In addition, our inability to properly design, commence and complete clinical trials may negatively impact the timing and results of our clinical trials and ability to seek approvals for our drug candidates.
The development of a Risk Evaluation and Mitigation Strategy (REMS) for our product candidates could cause delays in the approval process and would add additional layers of regulatory requirements that could impact our ability to commercialize our product candidates in the United States and reduce their market potential.
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
After we obtain regulatory approval for our products in the United States, if any, we will be subject to various federal and state health care “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended to reduce fraud and abuse in federal and state health care programs, which could affect us particularly upon successful commercialization of our products in the United States. The Medicare and Medicaid Patient Protection Act of 1987, or federal Anti-Kickback Statute, makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug for which payment may be made under a federal health care program, such as Medicare or Medicaid. Under federal law, some arrangements, known as safe harbors, are deemed not to violate the federal Anti-Kickback Statute. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that our practices may be challenged under the federal Anti-Kickback Statute. False claims laws prohibit anyone from knowingly and willfully presenting or causing to be presented for payment to third-party payers, including government payers, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks has resulted in the submission of false claims to governmental health care programs. Under the Health Insurance Portability and Accountability Act of 1996, we are prohibited from knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and/or exclusion or suspension from federal and state health care programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.
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
Our ability to research, develop and commercialize Sativex and our product candidates, such as Epidiolex, is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.
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
In the United States, the DEA regulates the cultivation, possession and supply of cannabis for medical research and/or commercial development, including the requirement of annual registrations to manufacture or distribute pharmaceutical products derived from cannabis extracts. We do not currently conduct manufacturing or repackaging/relabeling of any product candidates in the United States. In the event that we sought to do so in the future, a decision to manufacture, or supply cannabis extracts for medical research or commercial development in the United States would require that we and/or our contract manufacturers maintain such registrations, and be subject to other regulatory requirements, and if the DEA failed to issue or renew such registrations, we would be unable to manufacture and distribute any product in the United States on a commercial basis.
Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, limit the scope of any approved label or market acceptance, or cause the recall or loss of marketing approval of products that are already marketed.
If Sativex or any of our product candidates, such as Epidiolex, prior to or after any approval for commercial sale, cause serious or unexpected side effects, or are associated with other safety risks such as misuse, abuse or diversion, a number of potentially significant negative consequences could result, including:
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

•
regulatory authorities may withdraw their approval, require more onerous labeling statements, impose a more restrictive REMS, or require us to recall any product that is approved;

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

We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our product candidates are unlikely to receive regulatory approval or unlikely to be successfully commercialized. Following receipt of approval for commercial sale of a product we may voluntarily withdraw or recall that product from the market if at any time we believe that its use, or a person’s exposure to it, may cause adverse health consequences or death. To date we have not withdrawn, recalled or taken any other action, voluntary or mandatory, to remove an approved product from the market. To date, we have only voluntarily suspended clinical trials when recruitment of the target patients has proven to be too difficult or, temporarily, to properly investigate suspected adverse events. In addition, regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. Although we have never been asked by a regulatory agency, IRB or data safety monitoring board to temporarily or permanently discontinue a clinical trial, if we elect or are forced to suspend or terminate a clinical trial of any of our product candidates, the commercial prospects for that product will be harmed and our ability to generate product revenue from that product may be delayed or eliminated. Furthermore, any of these events may result in labeling statements such as warnings or contraindications. In addition, such events or labeling could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our product candidates and impair our ability to generate revenue from the commercialization of these products either by us or by our collaboration partners.
If third parties claim that intellectual property used by us infringes upon their intellectual property, our operating profits could be adversely affected.
There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us, our commercial partners or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including damages of up to three times the damages found or assessed, if the infringement is found to be willful, suspend the manufacture of certain products or reengineer or rebrand our products, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time consuming to defend and divert management’s attention and resources. Our competitive position could suffer as a result. In addition, if we have declined or failed to enter into a valid non-disclosure or assignment agreement for any reason, we may not own the invention or our intellectual property, and our products may not be adequately protected. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to Sativex, Epidiolex and our other product candidates, we have not conducted full freedom-to-operate searches or analyses, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing Sativex, Epidiolex or our other product candidates. Thus, we cannot guarantee that Sativex, Epidiolex or our other product candidates, or our commercialization thereof, does not and will not infringe any third party’s intellectual property.
Risks Related to Our Reliance Upon Third Parties
We depend substantially on the commercial expertise of our collaboration partners for Sativex.
Although we intend to commercialize Epidiolex using our own sales and marketing operation in the United States and potentially elsewhere, we rely on the expertise and commercial skills of our collaboration partners to sell Sativex. We have entered into agreements for the commercialization of Sativex with Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Otsuka Pharmaceutical Co., Ltd., Otsuka, in the United States; Bayer HealthCare AG in the United Kingdom and Canada; Ipsen Biopharm Ltd, or Ipsen, in Latin America (excluding Mexico and the Islands of the Caribbean); and Neopharm Group in Israel. Our ability to successfully market and sell Sativex in each of these markets depends entirely on the expertise and commercial skills of our collaboration partners. Our partners have the right, under certain circumstances, to terminate their agreements with us, and two of our partners, Almirall and Otsuka, have the right to terminate their agreements with us without cause. In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and

Africa have been returned to GW, and we have appointed new distributors in Australia and New Zealand, where Sativex is approved. We are in late stage negotiations with Otsuka for the return of US development and commercialization rights to Sativex in the United States and expect these rights to be returned in the near future. No other partner has given notice of termination of their agreement with us to date, but given the fact that not one of three Phase 3 cancer pain trials for Sativex showed a statistically significant difference for Sativex compared with placebo, we cannot be certain that any one or all of these remaining partners will not terminate their agreement with us. Further, a failure by our partners to successfully market Sativex, or the termination of agreements with our partners, may have an adverse effect on our business at least in the near term period following such termination.
We have relied on Otsuka for funding of our Sativex research and development programs in the United States and as we expect Otsuka to terminate its agreement with us we will have to fund any future development of Sativex in the United States ourselves.
Under the terms of our agreement with Otsuka with respect to Sativex in the United States, Otsuka funds all pre-clinical and clinical trials for the development of Sativex in the treatment of cancer pain as well as potential additional indications. In light of the results of the Phase 3 cancer pain trials for Sativex discussed above, we are in late stage negotiations with Otsuka for the return of US development and commercialization rights to Sativex in the United States and expect these rights to be returned in the near future. Following termination of this agreement and the recovery of rights to Sativex in the United States, we will be required to find alternative funding for our clinical program for any future development of Sativex in the United States.
In addition, under the terms of the research collaboration agreement we entered with Otsuka in 2007 all intellectual property rights (including both patents and non-manufacturing related know-how) that was conceived by either Otsuka or us during the course of the collaboration is to be jointly owned by Otsuka and us unless Otsuka elects to cease funding the prosecution and maintenance costs for these rights. As at September 30, 2017 we had 6 patent families which consist of 61 jointly owned patent applications and 97 granted patents relating to our collaboration with Otsuka. Because Otsuka exercises some control over this jointly owned intellectual property, we may need to seek Otsuka’s consent to out-license and/or enforce some of this collaboration intellectual property in the future.
Our existing collaboration arrangements and any that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize Sativex and our product candidates, including Epidiolex.
We are a party to, and may seek additional, collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of Sativex and our product candidates, including Epidiolex. We may, with respect to our product candidates, enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish, implement and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements and, as noted above, our selected partners may be given, and may exercise, a right to terminate their agreement with us without cause. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.
Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, the mutual termination of the Sativex distribution and license agreement with Novartis follows the prior amendment agreement with Novartis which permitted Novartis not to make a determination about launching Sativex in any country in its territory until final data was available for the Phase 3 clinical trials for Sativex in cancer pain.

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
Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could harm our business reputation, and may adversely affect us financially.
We depend on a limited number of suppliers for materials and components required to manufacture Sativex and our product candidates, such as Epidiolex. The loss of these suppliers, or their failure to supply us on a timely basis, could cause delays in our current and future capacity and adversely affect our business.
We depend on a limited number of suppliers for the materials and components required to manufacture Sativex and our product candidates, such as Epidiolex. For example, we rely on single-source suppliers to supply various components of Sativex, including the glass vial and pump actuator, and we rely on a single contractor for commercial supply of botanical raw material for Sativex. Although we are actively working on expanding the number of suppliers and facilities for Epidiolex production, at present we are dependent on single-source suppliers and facilities for the following steps in Epidiolex production: drug product formulation and bottling, and packing and labelling. As a result, we may not be able to obtain sufficient quantities of critical materials and components in the future. A delay or interruption by our suppliers may also harm our business, results of operations and financial condition. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify for and, in some cases, obtain regulatory approval for a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results. Our dependence on single-source suppliers exposes us to numerous risks, including the following: our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms; our suppliers may become insolvent or cease trading; we may be unable to locate a suitable replacement supplier on acceptable terms or on a timely basis, or at all; and delays caused by supply issues may harm our reputation, frustrate our customers and cause them to turn to our competitors for future needs.
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
Risks Related to Our Intellectual Property
We may not be able to adequately protect Sativex, our product candidates, including Epidiolex, or our proprietary technology in the marketplace.
Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, plant variety rights, trade secret protection (i.e., know how), and confidentiality agreements to protect the intellectual property of Sativex and our product candidates, including Epidiolex. The strengths of patents in the pharmaceutical field involve complex legal and scientific questions and can be uncertain. Where appropriate, we seek patent protection for certain aspects of our products and technology. However, patent protection for naturally occurring compounds is exceedingly difficult to obtain, defend and enforce. Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to see to patent technologies with commercial potential in jurisdictions with significant commercial opportunities. However, patent protection may not be available for some of the products or technology we are developing. If we must spend significant time and money protecting, defending or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed. We may not develop additional proprietary products that are patentable.
The patent positions of pharmaceutical products are complex and uncertain. The scope and extent of patent protection for Sativex and our product candidates are particularly uncertain. To date, our principal product candidates, including Sativex and Epidiolex, have been based on specific formulations of certain previously known cannabinoids found in nature in the cannabis sativa plant. While we have sought patent protection, where appropriate, directed to, among other things, composition of matter for our specific formulations, their methods of use, and methods of manufacture, we do not have and will not be able to obtain composition of matter protection on these previously known cannabinoids per se. We anticipate that the products we develop in the future will continue to include or be based on the same or other naturally occurring compounds, as well as synthetic compounds we may discover. Although we have sought and expect to continue to seek patent protection for our product candidates, their methods of use, and methods of manufacture, any or all of them may not be subject to effective patent protection. For example, we are unable to obtain composition of matter patent protection for CBD, the active ingredient in Epidiolex, as it is a naturally occurring compound and to date we have not been granted patent protection for its method of use to treat any of the indications for which we are currently seeking marketing approval, although we continue to prosecute a number of pending patent applications. If Epidiolex (or any of our other commercial products) is approved and marketed for an indication for which we do not have an issued patent, our ability to use our patents to prevent a competitior from commercializing a non-branded version of Epidiolex or our other commercial products for that non-patented indication could be significantly impaired or even eliminated.
Publication of information related to Sativex and our product candidates by us or others may prevent us from obtaining or enforcing patents relating to these products and product candidates. Furthermore, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, any of our issued patents may be opposed and/or declared invalid or unenforceable. A number of our recently issued European patents, including our European patent claiming the use of CBD in the treatment of partial seizures, have received notices of opposition, which may result in claims in these patents being narrowed or cancelled such that the scope of the opposed patent may not be as broad, or the opposed patent may be revoked in its entirety. In the case of our European patent claiming the use of CBD in the treatment of partial seizures, the patent was maintained based on amended claims at first instance, but this decision is being appealed by both parties. Our US patent claiming the use of CBD in the treatment of partial seizures is also subject of a petition for inter partes review by the Patents Trial and Appeal Board of the United States Patent and Trademark Office. The petition has been instituted on two of the three grounds claimed and is now proceeding towards a hearing in March 2018. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic product to compete with Sativex or Epidiolex. We may also face competition from companies who develop a substantially similar product to Sativex, Epidiolex or one of our other product candidates that is not covered by any of our patents.
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
Risks Related to Controlled Substances
Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Sativex and our product candidates such as Epidiolex.
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
While cannabis is a Schedule I controlled substance, products approved for medical use in the United States that contain cannabis or cannabis extracts should be placed in Schedules II-V, since approval by the FDA satisfies the “accepted medical use” requirement. If and when any of our product candidates receive FDA approval, the DEA will make a scheduling determination and place the product in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. At the Annual Meeting of the American Epilepsy Society held in December 2017, we presented data from our human abuse liability study, which demonstrated that CBD has a low potential for abuse when compared to a Schedule III or Schedule IV drug product. If approved by the FDA, we expect the finished dosage form of Epidiolex to be controlled in Schedule IV or V. Consequently, the manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will be subject to specific and potentially significant levels of regulation by the DEA. On November 25, 2015 the President of the United States signed a new law that (i) amends the CSA to require the DEA to issue an interim final scheduling rule within ninety days following FDA approval and the Secretary of Health and Human Services recommending that the Attorney General control the drug in Schedule II, III, IV or V, and (ii) amends the FDCA to ensure that companies do not lose exclusivity on newly approved drugs because of the DEA drug scheduling process. Insys Therapeutics Inc., a competitor who is developing products for the treatment of Dravet Syndrome and LGS (among other indications) which are based on CBD produced by a synthetic process, has already petitioned DEA to reschedule its synthetic CBD. Any DEA rescheduling action on the Insys petition might be limited to CBD produced by a synthetic process and thereby not apply to our product. If Insys succeeds with its petition before its product is approved by FDA, it will avoid the 90-day post-FDA approval rescheduling delay. Furthermore, if the FDA, DEA, or any foreign regulatory authority determines that Sativex or Epidiolex may have potential for abuse, it may require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of that product.
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
There is a substantial amount of change occurring in various states of the United States regarding the use of medical and recreational marijuana. While marijuana is a Schedule I substance as defined under federal law, and its possession and use is not permitted according to federal law, at least 30 states have enacted state laws to enable possession and use of marijuana for medical purposes, and at least nine states for recreational purposes. Our business is quite distinct from that of crude herbal marijuana. Our prospects and our reputation, however, may be impacted by developments of these laws at the state level in the United States.
Risks Related to Ownership of our American Depositary Shares (ADSs)
The liquidity of our ADSs may have an adverse effect on share price.
As at September 30, 2017, we had 304,439,740 ordinary shares outstanding. Of these ordinary shares, 283,563,168 were held as ADSs and 20,876,572 were held as ordinary shares outside the ADS facility. In connection with our May 2013 initial public offering, or IPO, of ADSs on the Nasdaq Global Market, we issued 3,678,000 ADSs. In January 2014 we issued an additional 2,807,275 ADSs in a public offering on the Nasdaq Global Market. In June 2014 we issued an additional 1,455,000 ADSs and certain selling shareholders sold an additional 500,000 ADSs in a public offering on the Nasdaq Global Market. In May 2015 we issued an additional 1,840,000 ADSs in a public offering on the Nasdaq Global Market. In July 2016 we issued an additional 3,220,000 ADSs in a public offering on the Nasdaq Global Market. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our ADSs have historically had limited trading volume, which may also result in volatility.
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

•
adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities, including actions with respect to any regulatory exclusivities for our drugs and our drug candidates;

•
changes or developments in laws or regulations applicable to Sativex, Epidiolex and our other product candidates;

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

•
changes in accounting principles.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. The market for equity securities in pharmaceutical companies, in particular, has at various times experienced extreme volatility. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance.
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
As of September 30, 2017, Capital Research and Management Company held approximately 14.65% of our issued share capital, accounting for approximately 14.65% of the voting rights of the Company. To the extent Capital Research and Management Company continues to hold a large percentage of our share capital and voting rights, it will remain in a position to exert greater influence in the appointment of the directors and officers of GW and in other corporate actions that require shareholders’ approval.

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
Because we qualify and report as a foreign private issuer under the Exchange Act of 1934, as amended (Exchange Act), we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to continue to furnish quarterly reports to the Securities and Exchange Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are large accelerated filers are required to file their annual reports on Form 10-K within 60 days after the end of each fiscal year foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make quarterly financial reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
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
We expect to lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933 as amended (Securities Act), and therefore we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2018.
In the future, we expect to lose our foreign private issuer status, when a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders and a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under applicable U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current regulatory and compliance costs. When we are no longer a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to report our results under U.S. Generally Accepted Accounting Principles, rather than under International Financial Reporting Standards, as a domestic registrant. We will have to restate our previously-reported financial statements under U.S. Generally Accepted Accounting Principles. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices required for U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the Nasdaq Global Market that are available to foreign private issuers.
We incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to new compliance initiatives.
As a company whose ADSs commenced trading in the United States in May 2013, we incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq Global Market have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. We are required to comply with Section 404(b) of the Sarbanes-Oxley Act, which involves considerable management time and expenses. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs, relative to companies that are listed solely in the United Kingdom, and make some activities more time-consuming and costly. We estimate that our annual compliance expenses will be approximately £2.3 million in each of the next two fiscal years. These rules and regulations have also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation; all of which could harm our reputation and negatively affect our share price.
U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this Annual Report on Form 20-F.
Except for Justin Gover and Cabot Brown, our directors named in this Annual Report on Form 20-F are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Mayer Brown International LLP, our English solicitors, advised us that there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of ordinary shares, and therefore certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital — Differences in Corporate Law” in our Registration Statement on Form F-3 (File No. 333-217329), filed with the SEC on April 17, 2017 and which is incorporated by reference into this document for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.
We may be classified as a passive foreign investment company, or a PFIC, in any taxable year and U.S. holders of our ordinary shares could be subject to adverse U.S. federal income tax consequences.
The rules governing passive foreign investment companies, or PFICs, can have adverse effects for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2017.
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
Changes in U.S. tax legislation could adversely affect our business, financial condition and results of operations.
Congress is currently considering various legislative proposals for tax reform that would result in significant changes to U.S. tax rules. It is possible that one or more proposals currently being considered or future tax reform proposals could be enacted that would have an adverse impact on our business, financial projections and results of operations or an adverse impact on holders or our ordinary shares. The timing and details of any tax reform legislation, as well as the impact it may have on us, or on investors, remain unclear.

Item 4   Information on the Company.
A.   History and Development of the Company
GW Pharmaceuticals plc was founded in 1998 and is a public limited company incorporated under the laws of England and Wales. Our ordinary shares were admitted to trading on the Alternative Investment Market, or AIM, a market operated by London Stock Exchange plc, under the symbol GWP on June 28, 2001. On May 1, 2013, we completed our initial public offering of American Depositary Shares, or ADSs, on the Nasdaq Global Market. Our ADSs are traded under the symbol GWPH. We cancelled the admission of our ordinary shares to trading on AIM on December 5, 2016 and our shares are now traded exclusively on Nasdaq.
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
B.   Business
Overview
We are a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from our proprietary cannabinoid product platform in a broad range of disease areas. In our 19 years of operations, we have established a world leading position in the development of plant-derived cannabinoid therapeutics through our proven drug discovery and development processes, our intellectual property estate and our regulatory and manufacturing expertise. Our lead cannabinoid product candidate is Epidiolex, a pharmaceutical formulation of cannabidiol, or CBD, for which we retain global commercial rights, and which is in development for a number of rare childhood-onset epilepsy disorders. We received Orphan Drug Designation from the U.S. Food and Drug Administration, or FDA, for Epidiolex for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, or LGS, Tuberous Sclerosis Complex, or TSC, and Infantile Spasms, or IS, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. Additionally, we have received Fast Track Designation from the FDA for the treatment of Dravet syndrome and conditional grant of rare pediatric disease designation by FDA for the treatment of LGS. We have also received Orphan Designation from the European Medicines Agency, or EMA, for Epidiolex for the treatment of Dravet syndrome and LGS.
During 2016, we reported positive results from three pivotal Phase 3 trials of Epidiolex, one in Dravet syndrome and two in LGS, and have submitted a single New Drug Application, or NDA, to the FDA for Epidiolex in both Dravet syndrome and LGS. Assuming the FDA accepts our NDA submission by the end of 2017, we expect a PDUFA (Prescription Drug User Fee Act) date in mid-2018. We also plan on submitting a Marketing Authorization Application, or MAA, to the EMA for Epidiolex in late 2017. We are building commercial teams in the United States and Europe in preparation for the potential future launches of Epidiolex.
Previously, we developed the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols), which is approved for the treatment of spasticity due to multiple sclerosis in numerous countries outside the United States. In the U.S., we expect to recover commercial rights to this product from a licensing partner and to advance plans to supplement our ex-U.S. data with a view to submitting a future NDA for Sativex in the United States.
We have a deep pipeline of additional cannabinoid product candidates with an increasing focus on orphan pediatric neurologic conditions and oncology. Our pipeline includes cannabidivarin, or CBDV, which is in Phase 2 development in the field of epilepsy and is also being researched within the field of autism spectrum disorders, or ASD. In February 2017, we reported positive Phase 2 data for our CBD:THC product in the treatment of glioblastoma multiforme. In addition, we have received Orphan Drug Designation and Fast Track Designation from the FDA for intravenous CBD for the treatment of Neonatal Hypoxic Ischemic Encepholapthy, or NHIE, for which a Phase 1 safety study has now been completed.

Our Product and Product Candidates
GW Product Pipeline Summary
Epilepsy and Pediatric Neurology
Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Epidiolex (CBD)	Childhood-onset epilepsy	We retain global rights.	Positive results in Phase 3 trials in Dravet syndrome and LGS. NDA submitted in October 2017 for Dravet syndrome and LGS.	MAA submission late 2017. PDUFA date expected to be mid-2018. Data from second Phase 3 Dravet syndrome trial expected in H2 2018.
Initial targets: Dravet syndrome and LGS Follow-up targets:
	TSC		Phase 3 trial in TSC underway.	Data from Phase 3 TSC trial expected in H2 2018.
	IS		Two-part Phase 2/3 trial in IS commenced in Q4 2016.	Data from Part A expected Q1 2018. Decision on whether to proceed to second pivotal part of trial
GWP42006 (CBDV)	Epilepsy	We retain global rights	Phase 2 trial ongoing in adults with focal seizures.	Phase 2 data expected Q1 2018.
	ASD		FDA orphan designation in Rett syndrome.	A Phase 2 placebo-controlled trial in this condition is expected to commence in 2018.
Intravenous GWP42003	Neonatal Hypoxic-Ischemic Encephalopathy	We retain global rights	Phase 1 trial in healthy volunteers complete.	Phase 2 trial in planning.
Other Pipeline Product Candidates
Product/Product Candidates	Indication	Partner(s)	Status	Expected Next Steps
Sativex (nabiximols)	MS spasticity (ex- U.S.)	Almirall, Bayer, Ipsen and Neopharm	Approved in numerous countries
	MS spasticity (U.S.)	We are in late stage negotiations for the return of rights from Otsuka.	Single additional Phase 3 trial in planning	Open IND for single additional Phase 3 trial.
Combination of CBD and THC	Glioblastoma	We retain global rights	Phase 2 trial complete and reported in February 2017. Data presented at ASCO. FDA orphan designation.	Open IND for pivotal clinical program
GWP42003	Schizophrenia	We retain global rights	Positive Phase 2 proof-of-concept.	Next steps under consideration

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
Our strategy for the development of Epidiolex within the field of childhood-onset epilepsy is to initially concentrate formal development efforts on four orphan indications: Dravet syndrome, LGS, TSC and IS. We have to date received Orphan Drug Designation from the FDA for Epidiolex for the treatment of Dravet syndrome, LGS, TSC and IS. Additionally, we have received Fast Track Designation from the FDA for the treatment of Dravet syndrome and conditional grant of rare pediatric disease designation by FDA for the treatment of LGS. We have also received Orphan Designation from the EMA for Epidiolex for the treatment of Dravet syndrome and LGS.
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
Dravet Syndrome
Dravet syndrome is a severe infantile-onset, genetic, drug-resistant epilepsy syndrome with a distinctive but complex electroclinical presentation. Onset of Dravet syndrome occurs during the first year of life with clonic seizures (jerking) and tonic-clonic (convulsive) seizures in previously healthy and developmentally normal infants. Symptoms peak at about five months of age, and the latest onset beginning by 15 months of age. Other seizures develop between one and four years of age such as prolonged focal dyscognitive seizures and brief absence seizures, and duration of these seizures decreases during this period, but their frequency increases. Prognosis is poor and approximately 14 percent of children die during a seizure, because of infection due, for example, to prolonged periods of physical inactivity, the presence of advanced neurodegenerative disease or a compromised level of consciousness requiring a feeding tube, or suddenly due to uncertain causes, often because of the relentless neurological decline or from Sudden Unexpected Death in Epilepsy, or SUPED. Patients develop intellectual disability and life-long ongoing seizures. Intellectual impairment varies from severe in 50 percent of patients, to moderate and mild intellectual disability each accounting for 25 percent of cases. Patients may rarely return to normal intellect.

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
The primary efficacy endpoint was a comparison between Epidiolex and placebo measuring the percentage change in the monthly frequency of convulsive seizures during the 14-week treatment period compared with the 4-week baseline observation period. The results of this trial were published in May 2017 in The New England Journal of Medicine. Highlights of these results are as follows:
•
Patients taking Epidiolex achieved a median reduction in monthly convulsive seizures of 39 percent compared with a reduction on placebo of 13 percent (p=0.0123). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. The difference between Epidiolex and placebo emerged during the first month of treatment and was sustained during the entire treatment period.

•
In the 12-week maintenance period (not including the dose escalation period), Epidiolex treatment effect increased further, achieving a median reduction in monthly convulsive seizures of 41 percent compared with a reduction on placebo of 16 percent (p=0.0052). Three CBD patients achieved total seizure freedom during the entire treatment period, with one additional CBD patient achieving convulsive seizure freedom during the entire maintenance period. No placebo patients experienced seizure freedom.
•
62 percent of patients treated with Epidiolex were rated as improved in overall condition on the Caregiver Global Impression of Change (CGIC) scale compared to 35 percent of the placebo group (p=0.0166).

•
During the treatment period, patients taking Epidiolex achieved a median reduction in monthly total seizures of 29 percent compared with a reduction of 9 percent in patients receiving placebo, which was statistically significant (p=0.0335). In the 12-week maintenance period, Epidiolex treatment effect increased further, achieving a median reduction in monthly convulsive seizures of 37 percent compared with a reduction on placebo of 10 percent (p=0.0234).

•
There was a consistent separation between Epidiolex and placebo across all response rates. The proportion of patients who had a 50 percent or better reduction in convulsive seizure frequency was 43 percent with Epidiolex versus 27 percent with placebo (p=0.0784).

Epidiolex was generally well tolerated in this trial. Overall, 93 percent of all Epidiolex patients experienced an adverse event compared with 75 percent of patients on placebo. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) were: somnolence, diarrhea, decreased appetite, fatigue, pyrexia, vomiting, lethargy, upper respiratory tract infection and convulsion. Of those patients on Epidiolex that experienced an adverse event, 84 percent were assessed to be mild or moderate. Ten patients on Epidiolex experienced a serious adverse event compared with three patients on placebo. There was no difference in episodes of status epilepticus between Epidiolex and placebo. Nine patients on Epidiolex discontinued treatment due to adverse events compared with one patient on placebo. Increases in alanine aminotransferase, or ALT, or aminotransferase, or ALT, (levels >3× upper limit of normal, or ULN) occurred in 12 patients on Epidiolex and 1 placebo patient; all patients were on concomitant valproic acid. There is a set of accepted criteria for identifying whether these transient elevations of liver enzymes are a signal for serious toxicity. These criteria are known as Hy’s law. No patients met these criteria for drug-induced liver injury. All elevations resolved to lower than 3x ULN. Of the patients who completed this trial, over 90 percent have opted to continue into an open-label extension trial.
In addition to this first Phase 3 trial, we are conducting a second Phase 3 trial of Epidiolex in Dravet syndrome which has recruited 186 patients. This placebo-controlled trial differs from the first Phase 3 trial in that it includes two Epidiolex dose arms, at 20mg/kg per day and at 10 mg/kg per day. We have completed enrolment in this trial and expect to report results in the second half of 2018.
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
LGS Phase 3 Clinical Program
The LGS Phase 3 Clinical Program consisted of two randomized, double-blind placebo-controlled trials to evaluate the safety and efficacy of Epidiolex for the treatment of LGS in patients who were being treated with other AEDs. Patients aged two to 55 years with a confirmed diagnosis of drug-resistant LGS currently uncontrolled on one or more concomitant AEDs were eligible to participate in these trials.
In April 2015, we commenced the first Phase 3 trial which randomized 171 patients into two arms, where Epidiolex 20mg/kg/day (n=86) or placebo (n=85) was added to current AED treatment. On average, patients were taking approximately 3 AEDs, having previously tried and failed an average of 6 other AEDs. The average age of trial participants was 15 years (34 percent were 18 years of age or older). The median baseline drop seizure frequency per month was 74.
The second Phase 3 trial of Epidiolex in LGS commenced in June 2015. The trial randomized 225 patients into three arms, where Epidiolex 20mg/kg/day (n=76), Epidiolex 10mg/kg/day (n=73) or placebo (n=76) was added to current AED treatment. On average, patients were taking approximately 3 AEDs, having previously tried and discontinued an average of 7 other AEDs. The average age of trial participants was 16 years (30 percent were 18 years of age or older). The median drop seizure frequency over the 4 week baseline period was 85.
The primary efficacy endpoint, which was identical in both of these trials, was a comparison between Epidiolex and placebo in the percentage change in the monthly frequency of drop seizures during the 14 week treatment period (2 week dose escalation period followed by 12 weeks of maintenance) compared to the 4 week baseline period before randomization. Drop seizures were defined as atonic, tonic and tonic-clonic seizures involving the entire body, trunk or head that led or could have led to a fall, injury, slumping in a chair or hitting the patient’s head on a surface.
The results of the first LGS trial, as presented at the 2017 American Epilepsy Society Annual Meeting were as follows:
•
During the treatment period, patients taking Epidiolex achieved a median reduction in monthly drop seizures of 44 percent compared with a reduction of 22 percent in patients receiving placebo (p=0.0135). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. The difference between Epidiolex and placebo emerged during the first month of treatment and was sustained during the entire treatment period.

•
In the 12-week maintenance period (not including the dose escalation period), Epidiolex treatment effect increased further, achieving a median reduction in monthly drop seizures of 49 percent compared with a reduction on placebo of 20 percent (p=0.0096).

•
No patients in either treatment group were drop seizure free during the treatment period. Three patients on Epidiolex were drop seizure free during the entire maintenance period, compared with no placebo patients.

•
Caregivers of patients on Epidiolex were significantly more likely to report an improvement in overall condition on the Subject/Caregiver Global Impression of Change scale (p=0.0008).

•
During the treatment period, patients taking Epidiolex achieved a median reduction in monthly total seizures of 41 percent compared with a reduction of 14 percent in patients receiving placebo (p=0.0005). In the 12-week maintenance period, Epidiolex treatment effect increased further, achieving a median reduction in monthly total seizures of 45 percent compared with a reduction on placebo of 15 percent (p=0.0004).

•
Median non-drop seizure frequency reduced by 49 percent in the CBD group, compared with 23 percent in the placebo group during the treatment period (p=0.0044).

•
A consistent separation between Epidiolex and placebo across all drop seizure response rates. At the 50 percent seizure reduction threshold, there was a statistically-significant separation between Epidiolex and placebo (p=0.0043).

Epidiolex was generally well tolerated in this trial. Overall, 86 percent of all Epidiolex patients experienced an adverse event compared with 69 percent of patients on placebo. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) were: diarrhea, somnolence, decreased appetite, pyrexia, and vomiting. Of those patients on Epidiolex who experienced an adverse event, 78 percent were assessed to be mild or moderate. Nine patients on Epidiolex experienced a treatment-related serious adverse event compared with one patient on placebo. There was no difference in episodes of status epilepticus between Epidiolex and placebo. Twelve patients on Epidiolex discontinued treatment due to adverse events compared with one patient on placebo. Increases in ALT or AST (levels >3× ULN) occurred in 19 patients on Epidiolex and 1 placebo patient; 15 of the CBD patients were on concomitant valproic acid. There is a set of accepted criteria for identifying whether these transient elevations of liver enzymes are a signal for serious toxicity. These criteria are known as Hy’s law. No patients met these criteria for drug-induced liver injury. All elevations resolved to below 3x ULN. There was one death in the Epidiolex group, which was deemed unrelated to treatment. Of the patients who completed this trial, 100 percent have opted to continue into an open-label extension trial.
The results of the second LGS trial, as highlighted at the American Academy of Neurology 2017 Annual Meeting, were as follows:
•
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

•
Key secondary endpoints also showed that a significant number of patients receiving Epidiolex 10 mg/kg/day (36 percent) and Epidiolex 20 mg/kg/day (40 percent) experienced a 50 percent or greater reduction in monthly drop seizures compared with those taking placebo (15 percent, p=0.0030 and p=0.0006, respectively).

•
Significantly more patients/caregivers reported an improvement in overall condition with Epidiolex 10mg/kg/day (66 percent) and Epidiolex 20mg/kg/day (57 percent) compared to 44 percent for placebo (p<0.05 for both comparisons) based on the Subject/Caregiver Global Impression of Change (S/CGIC) questionnaire.

Epidiolex was generally well tolerated in this trial. One patient on 10mg/kg Epidiolex discontinued treatment due to an adverse event compared with six patients on 20mg/kg and one patient on placebo. Of the 84 percent of 10mg/kg patients who experienced an adverse event, 89 percent of them were assessed to be mild or moderate. Of the 94 percent of 20mg/kg patients who experienced an adverse event, 88 percent of them were assessed to be mild or moderate. 72 percent of patients on placebo experienced an adverse event. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) in the 10mg/kg group were: somnolence, decreased appetite, upper respiratory infection, diarrhea, and status epilepticus. None of the cases of status epilepticus in the 10mg/kg group was deemed treatment-related. The most common adverse events (occurring in greater than 10 percent of Epidiolex-treated patients) in the 20mg/kg group were: somnolence, decreased appetite, diarrhea, upper respiratory infection, pyrexia, vomiting, and nasopharyngitis. Thirteen patients on Epidiolex 10mg/kg experienced a serious adverse event (two of which were deemed treatment-related) compared with thirteen patients on 20mg/kg (five of which were deemed treatment-related) and eight patients on placebo (none of which were deemed treatment-related). There were no deaths in this trial. Of the patients who completed this trial, 99 percent have opted to continue into an open-label extension trial. Increases in ALT or AST (levels >3× ULN) occurred in 14 patients on Epidiolex (3 on Epidiolex 10mg/kg and 11 on 20mg/kg) and

no patients in the placebo group. Eleven of the 14 patients were on valproic acid. There is a set of accepted criteria for identifying whether these transient elevations of liver enzymes are a signal for serious toxicity. These criteria are known as Hy’s law. No patients met these criteria for drug-induced liver injury. All elevations resolved to lower than 3x ULN.
Drug:Drug Interactions
Drug:drug interactions, or DDIs, in epilepsy are commonplace and clinicians routinely monitor blood levels of concomitant AEDs. We now have extensive real world experience of Epidiolex, with over 1,700 patients having been exposed to treatment.
At our pre-NDA meeting, we reached agreement with FDA on the scope of our DDI studies. A number of these studies have now been completed. We have looked for potential interactions between Epidiolex and each of clobazam, lamotrigine, levetiracetam rufinamide, stiripentol, topiramate and valproate. To date the only pharmacokinetic DDI identified is an interaction with clobazam. Data from a phase 1 repeated-dose study in healthy volunteers to investigate the possible drug:drug interaction between clobazam and CBD was presented at the American Epilepsy Society’s Annual Meeting in December 2017. These data provided the first evidence to suggest that the pharmacokinetic CBD — clobazam interaction is bi-directional. These data demonstrate there is no important increase of clobazam exposure when CBD (750 mg twice daily) is combined with clobazam; however, there is a notable increase in its active metabolite N-desmethylclobazam (N-CLB). We believe that this interaction may be a novel finding and have submitted patent applications with the United States Patent and Trademark Office with respect to this. Further, when clobazam is combined with CBD, there is also an increase in exposure to the active metabolite of CBD, 7-OH-CBD. This suggests that the reason for any potentially enhanced response of CBD on clobazam may in fact be partly because of increased levels of CBD and a key CBD metabolite.
Data presented at the American Epilepsy Society’s Annual Meeting in December 2017 showed patients on Epidiolex who achieved clinically meaningful responses did so regardless of concomitant clobazam therapy.
These data are from a pooled, post-hoc analysis of non-randomized subgroups of 396 LGS patients (73 Epidiolex 10mg/kg/day; 162 Epidiolex 20mg/kg/day; 161 placebo) from our two pivotal Phase 3 studies and should therefore be interpreted with caution. It is important to note that this analysis is limited to those LGS patients who responded to treatment with clinical meaningful seizure reductions. Patients, who did not have such a response, including those who did not respond with ≥25 percent reductions in drop seizure frequency, were not included in this analysis. Regulatory agencies may consider this analysis and/or may analyze the data differently.
Patients took a median 3 AEDs with approximately 50 percent on concomitant clobazam. 67 percent of patients not taking clobazam had previously discontinued clobazam by medical history. The proportions of patients achieving ≥25 percent, ≥50 percent, and ≥75 percent reductions in drop seizure frequency were greater for both doses of CBD than placebo, regardless of clobazam status. Data for the ≥50 percent responder analysis during the maintenance period are provided below:
	CBD 10mg/kg/day	Placebo
Overall	40%	13%
On clobazam	46%	19%
Off clobazam	33%	8%
	CBD 20mg/kg/day	Placebo
Overall	45%	19%
On clobazam	56%	24%
Off clobazam	35%	13%
Patients on Epidiolex reported more adverse events (AEs) than placebo for both the on-clobazam (92 percent vs 84 percent) and off-clobazam subgroups (73 percent vs 69 percent). Elevated transaminases (>3x ULN) were reported in 3 Epidiolex 10mg/kg/day, 31 Epidiolex 20mg/kg/day, and 1 placebo patient, most of whom were on concomitant valproic acid. Some withdrew from treatment; all elevations resolved either spontaneously or with CBD/AED dose adjustment.

It is important to note that these patients are also taking multiple concomitant anti-seizure medications in addition to the clobazam. In addition, as these were non-randomized subgroups, there were differences in baseline characteristics and clobazam doses ranged from 2 to 100 mg/day during the study with a median average daily dose of 0.80 mg/kg/day.
Regulatory Submissions for LGS and Dravet syndrome
Following the success of the first Dravet syndrome Phase 3 trial, we requested a pre-NDA meeting with the FDA to discuss a proposed Dravet syndrome NDA. This meeting took place in July 2016 and included some discussion of the LGS trial data. As a result of this meeting, we believe the guidance received was both positive and supportive of our proposed filing strategy to submit a single NDA that includes Phase 3 data from one Dravet trial and two LGS trials. In November 2016, we held a CMC pre-NDA meeting. At this meeting, agreement was reached on key questions related to the CMC content of our planned NDA submission. This NDA was submitted on October 27, 2017 and we expect a PDUFA date in mid-2018.
In addition, GW has received confirmation from the FDA granting rare pediatric disease designation of CBD in the treatment of LGS and Dravet syndrome. This conditional designation is a pre-cursor to the potential award of a rare pediatric disease priority review voucher which, if awarded, would be granted at the time of NDA approval.
In Europe, we have now completed formal pre-submission meetings with the EMA and the designated ‘rapporteur’ regulatory authority. Following these meetings, in which it was agreed that we could submit a single application for both the Dravet syndrome and LGS indications, we are advancing plans to submit a marketing authorization application in Europe in late 2017.
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
A number of patients with TSC have been treated with Epidiolex in the expanded access program. Most recent Epidiolex data on TSC patients from the expanded access program was published in Epilepsia on 18 patients at Massachusetts General Hospital for Children (Hess et al — 2016) on Epidiolex treatment of refractory epilepsy in these patients. The findings from this paper, suggest that cannabidiol may be an effective and well-tolerated treatment option for patients with refractory seizures in TSC.
TSC Phase 3 Clinical Program
We have commenced a Phase 3 trial of Epidiolex in patients with TSC. This dose-ranging trial is a 16-week comparison of Epidiolex versus placebo which is expected to recruit a total of approximately 200 patients, aged one to 65 years, to assess the safety and efficacy of Epidiolex as an adjunctive anti-epileptic treatment. The primary measure of this trial is the percentage change from baseline in seizure frequency during the treatment period. Primary endpoint seizures include focal motor seizures with or without impairment of consciousness or awareness and generalized convulsive seizures. Data is expected from this trial in the second half of 2018.
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
IS Clinical Program
We commenced a two-part Phase 2/3 trial of Epidiolex in patients with IS in the fourth quarter of 2016. The first part is now underway and results in the first quarter of 2018 will determine whether the Company proceeds into the second pivotal safety and efficacy part of the trial.
Cannabinoid Rationale for Treating Epilepsy
Several features of the pharmacology of certain cannabinoids suggest that they may be candidates for investigation as AEDs. Based on recent findings in Epilepsy and Behaviour (Rosenberg et al, 2016), CBD is likely to be acting via more than one mechanism of action with the effect of reducing neuronal hyperexcitability. Neurons routinely fire via an influx of positive ions, e.g. sodium and calcium. The mechanism to recover from depolarization is called repolarization and involves moving positively charged ions back out of the cell. If either the depolarization or repolarization mechanisms are faulty, continuous or synchronous firing can result, known as ‘hyperexcitability’.
Several different ion channels influence seizure activity. It is the former to which a proportion of the actions of plant cannabinoids can be attributed, for example through activation and blockade of G-protein coupled receptors, including orphan receptors as well as modulation of transient receptor potential (TRP) channels (differentially activated, blocked and desensitized by different plant cannabinoids). Additionally it is now recognized that there is a role for inflammation in epilepsy. Some cannabinoids possess anti-inflammatory properties including inhibition of pro-inflammatory cytokine release and modulation of glial cell/neuronal interactions. Research shows that other than THC, most plant cannabinoids have little or no affinity for the cannabinoid receptors, and therefore do not share the unwanted psychoactivity that goes along with stimulation of the CB1 receptor in particular. Finally, certain cannabinoids may possess disease modifying potential through regulation of epilepsy-related genes, as well as up-regulation of endogenous anti-convulsant neuropeptides and/or compensatory systems.

CBD Pharmacology in Epilepsy
Importantly, the anti-seizure effects of CBD are not dependent on cannabinoid receptors, nor on sodium channels. The epilepsy-relevant pharmacology of CBD can be summarized as follows: modulation of internal calcium stores via GPR-55, desensitization of synaptic cation channel TRPV1; inhibition of adenosine uptake and indirect agonism of the neuroprotective and anti-inflammatory A2a receptor; other neuroprotective and anti-inflammatory effects which are still under investigation.
There is a significant effort to identify the specific mechanisms of action that underpin the clinical effectiveness of Epidiolex (and other cannabinoids) in epilepsy, including investigation of the effects of cannabinoids on epilepsy associated gene expression. CBD has negligible binding at the CB1 receptor, and so shares neither the pharmacology of CB1 agonists such as THC nor that of CB1 inverse agonists such as Rimonabant. CBD’s mechanism for treating seizures is not fully understood but is believed to involve a combination of beneficial effects stacking upon one another (polypharmacology).
Preclinical models suggest a broad role for CBD in generalized and partial seizures, and clinical reports of benefit extend into other congenital seizure disorders.
Our CBD Pre-Clinical Research in Pediatric Epilepsy
We have conducted pre-clinical research of CBD in epilepsy since 2007 and have reported significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. This research has shown the ability of CBD to treat seizures in acute models of epilepsy with significantly fewer side effects than existing AEDs. Our cannabinoid research compounds were screened in electrically discharging hippocampal brain slices caused by the omission of Mg2+ ions from, or addition of the K+ channel blocker, 4-aminopyridine (4-AP) to the bathing solution. In these models, 100μM of CBD decreased epileptiform amplitude and duration as well as burst frequency; importantly, this compound exerted no effect upon the propagation of epileptiform activity.
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
During 2013, we received increasing interest among U.S. pediatric epilepsy specialists and patient organizations in the potential role of CBD in treating intractable childhood epilepsy, in particular Dravet syndrome. This interest led to a medical conference organized by the New York University School of Medicine on October 4, 2013 titled: “Cannabidiols: Potential Use in Epilepsy and Other Neurological Disorders.” Epilepsy specialists at the meeting viewed CBD as attractive for the treatment of these disorders for a variety of reasons, including:
•
Case reports of its efficacy in severe, refractory patients consistently provide encouraging signals; and

•
CBD’s plant-derived profile and safety data generated to date suggest that it could be an attractive treatment option without the unwanted side effects of other AEDs.

In addition, specialists at this conference concluded the following:
•
Only a pharmaceutical formulation of CBD which could meet FDA requirements for standardization and quality control would be appropriate for administering to children; and

•
Placebo-controlled trials should be performed as a matter of urgency in order to provide robust evidence of the safety and efficacy of CBD.

Epidiolex Expanded Access INDs
In parallel with our formal clinical trial program, the FDA has authorized access to Epidiolex to over 1,000 patients through a combination of Investigational New Drug Applications (INDs) to independent physician investigators in the U.S and expanded access programs supported by seven U.S. states in the State EAP program, for which we are supplying Epidiolex free of charge. These include individual emergency and non-emergency INDs. The longest duration of patient use in the EAP is over 4 years. The FDA may authorize expanded access INDs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives.
Multiple IND sponsors have published open-label data from their programs, notably the following:
The Lancet Neurology (Devinsky et al.), December 2015
This publication titled Cannabidiol in Patients with Treatment Resistant Epilepsy: an open-label interventional trial, was from 11 independent epilepsy centers in the United States; 162 patients who had at least 12 weeks of follow-up after the first dose of CBD were included in the safety and tolerability analysis, and 137 patients were included in the efficacy analysis. Of these 162 patients, there were 33 patients with Dravet syndrome and 31 patients with LGS. The published paper reported that Epidiolex reduced seizure frequency across multiple drug-resistant epilepsy syndromes and seizure types and was generally well tolerated. In the paper the authors note that the administration of Epidiolex as an add-on treatment led to a clinically meaningful reduction in seizure frequency in many patients and had an adequate safety profile in this patient population with highly treatment-resistant epilepsies. The safety and tolerability profile of Epidiolex was favorable and consistent with other clinical experience with only 3 percent of patients terminating therapy due to an adverse event. Additionally, Clobazam co-therapy was associated with a higher rate of treatment response (median reduction in convulsive seizures): 56.4 percent v. 35.0 percent at week 12; this may reflect elevations in the N-desmethyl clobazam metabolite. This apparent effect of clobazam co-therapy was not seen in Dravet syndrome or LGS groups — at week 12, 53 percent of Dravet/LGS patients on Clobazam were 50 percent responders compared with 54 percent not taking Clobazam (odds ratio 0.97 (95 percent Confidence Interval — 0.35 – 2.65)).
Epilepsia (Rosenberg et al), July 2017 e-publication
The authors assessed caregiver-reported Quality of Life in Childhood Epilepsy (QOLCE) in a subset of patients enrolled in the EAP (n=48). Following 12 weeks of CBD treatment, median percent change in seizure frequency was -39.4%, with a ≥50% responder rate of 41.7%. Patients experienced a mean of 8.1 points improvement in QOLCE (p<0.001). Of the 16 subdomains, those with significant improvement included energy/fatigue, memory, control/helplessness, other cognitive functions, social interactions, behavior, and global QOL. QOLCE improvements were not correlated to changes in seizure frequency or adverse events, suggesting that CBD may have beneficial effects on patient QOL that are distinct from its seizure-reducing effects. As previously reported by Devinsky et al in 2015, the EAP found CBD was generally well-tolerated; common adverse events included somnolence, decreased appetite, diarrhea, fatigue, and convulsions.
2017 American Epilepsy Society Annual Meeting Data
29 abstracts related to the Epidiolex clinical program were presented at the 71st Annual Meeting of the American Epilepsy Society, or AES, including 15 from the physician-led Epidiolex expanded access program.
Expanded Access Program Clinical Effect and Safety Data — All Patients
At the AES Annual Meeting, physician reports of clinical effect and safety data from the expanded access program were presented on children and young adults with treatment-resistant epilepsy who had been treated with Epidiolex for a period of at least 10 weeks (Bebin et al.). These data are comprised of 607 patients in the safety data set with a median treatment duration of 338 days from 29 individually and state-sponsored INDs in the United States
Baseline monthly seizure frequency was 43 convulsive and 72 total seizures. For both convulsive and total seizures, the ≥50 percent, ≥75 percent, and the 100% responder rates were also consistent across the five time points. This long-term maintenance effect was achieved during the 96-week period when treating physicians also saw around 50% of patients reduce doses of clobazam and valproate.

The following data were presented showing the median percentage change in seizure frequency compared to a 4-week baseline period:
	Week 12 (n=343)	Week 24 (n=331)	Week 48 (n=224)	Week 72 (n=157)	Week 96 (n=112)
Median percentage change in convulsive seizure frequency	-51.4	-47.7	-44.5	-50.7	-44.1
	Week 12 (n=431)	Week 24 (n=412)	Week 48 (n=282)	Week 72 (n=197)	Week 96 (n=138)
Median percentage change in total seizure frequency	-48.0	-45.7	-47.1	-53.1	-49.0
The most common AEs in the subset of patients on Epidiolex greater than ten weeks occurring in ≥10 percent of all patients include: diarrhea, somnolence, convulsion, decreased appetite, upper respiratory tract infection, vomiting, fatigue and pyrexia. Dose-related reversible elevations in liver transaminases were reported in 11 percent of patients.
Expanded Access Program Clinical Effect and Safety Data — Dravet syndrome and LGS patients only
Long-term pooled results from the expanded access program on Dravet syndrome and LGS patients only was presented at AES (Laux et al). Data on this subset of patients included 152 patients in the safety data set with a mean treatment duration of 548 days and 147 patients in the efficacy data set. Baseline monthly seizure frequency was 41 convulsive and 63 total seizures. For both convulsive and total seizures, the ≥50 percent, ≥75 percent, and the 100% responder rates were also consistent across the five time points. This long-term maintenance effect was achieved during the 96-week period when treating physicians also saw around 50% of patients reduce doses of clobazam and valproate.
The following data were presented showing the median change in seizure frequency compared to a 4-week baseline period:
	Week 12 (n=108)	Week 24 (n=91)	Week 48 (n=74)	Week 72 (n=67)	Week 96 (n=53)
Median percentage change in convulsive seizure frequency	-50.3	-45.5	-36.4	-41.2	-48.3
	Week 12 (n=118)	Week 24 (n=99)	Week 48 (n=83)	Week 72 (n=74)	Week 96 (n=57)
Median percentage change in total seizure frequency	-44.3	-45.5	-42.5	-48.2	-49.6
The most common AEs in the subset of patients on Epidiolex greater than ten weeks occurring in ≥10 percent of all patients include:, somnolence, convulsion, diarrhea, upper respiratory tract infection, decreased appetite, fatigue, pyrexia, vomiting, irritability and lethargy. Abnormal liver adverse events were reported in 14 percent of patients.
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
Emergency INDs
The FDA has also granted to physicians 29 individual emergency INDs. An emergency IND is an IND for the use of an investigational new drug or biological product for clinical treatment of a patient in an emergency situation. In order to be granted an emergency IND the following five conditions must all be met: (1) the patient or patients to be treated have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory therapeutic options; (2) FDA must determine that the patient cannot obtain the drug under another IND or protocol; (3) the potential benefits to the patient justify the potential risks of the treatment and the risks from this investigational treatment are not unreasonable in the context of the disease or condition treated with this investigational product; (4) providing the investigational drug for the requested use will not interfere with the development of the drug for expanded access use; and (5) the physician must determine that the probable risk to the person from the investigational drug is not greater than the probable risk from the disease or condition. In these cases, we have responded to, and the FDA has approved, emergency treatment requests from physicians for children hospitalized as a result of severe and potentially life-threatening seizures. In a poster at the American Epilepsy Society annual meeting in December 2014, Lopez C. et al. presented information on a four year old patient with super refractory status epilepticus due to febrile infection related epilepsy syndrome, or FIRES, treated with Epidiolex under an emergency IND concluding that CBD was very well tolerated and associated with a significant improvement in clinical and electrographic seizure burden. We believe eight of the children treated under emergency INDs remain on Epidiolex treatment. Two children treated under emergency INDs died while receiving treatment with Epidiolex and two withdrew due to lack of efficacy; both deaths were deemed unrelated to Epidiolex by the independent investigators. 20 of the 28 eIND patients treated as of last update are still active; of the remainder, two of the eight patients died.
Currently, over 800 patients have been exposed to Epidiolex in the expanded access program. Over 700 patients have participated in comparative clinical studies, including patients with Dravet Syndrome, LGS or Tuberous Sclerosis. A total of 16 deaths have been reported to date under the expanded access program, all have been investigated and assessed as not related to Epidiolex treatment. We are also aware of the death of three additional patients who received Epidiolex on a compassionate use basis in the United Kingdom. Outside of these programs, there was one patient death during our recently completed Phase 3 trial of Epidiolex in LGS, one patient death during our ongoing Phase 3 trial of Epidiolex in TSC, and seven patient deaths during the open label extension trial for patients who have completed their treatment under our completed or ongoing Phase 3 trials of Epidiolex in Dravet syndrome and LGS. All twelve of these deaths were investigated by the independent investigators and determined to be unrelated to treatment with Epidiolex.
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
In June 2016, we signed an MOU with the Queensland Government in Australia to advance research into the use of cannabinoid-based pharmaceutical products for the treatment of patients in Queensland with serious illness, including childhood epilepsy. The MOU will facilitate (i) establishing a center to undertake clinician led observational studies using cannabinoid-based investigational medicinal products across a range of childhood developmental disorders, (ii) an expanded access treatment protocol using Epidiolex for a small number of patients with severe drug-resistant epilepsy and (iii) an observational study for a small number of patients with severe drug-resistant epilepsy using Epidiolex and other cannabinoids.
Epidiolex Manufacturing
We manufacture Epidiolex through utilization of in-house and external third party facilities for various steps in the production process. We are scaling-up various parts of the production process both in-house and with external third parties in readiness for commercial launch. In December 2016, we hosted a Good Manufacturing Practice, or GMP, inspection from the UK’s regulatory authority, the Medicines and Healthcare products Regulatory Agency (MHRA). This inspection resulted in no critical or major findings. In November 2016, we held a CMC pre-NDA meeting. At this meeting, understanding was reached on key questions related to the CMC content of the NDA submission and we believe that we are on track to be ready for FDA GMP pre-approval inspection anticipated in the first quarter of 2018. A satisfactory FDA GMP pre-approval inspection is a prerequisite to the approval of an NDA by FDA. With expectations of significant demand for Epidiolex upon potential approval, we plan to continue expansion of our Epidiolex manufacturing capacity well beyond our expected launch levels.
Epidiolex Commercialization
We are planning to commercialize Epidiolex in the United States and Europe using our own sales and marketing organization. In June 2015, we appointed Julian Gangolli to the position of President, North America. Mr. Gangolli is leading our commercial organization in the United States, which is based in Carlsbad, CA.
We believe that the U.S. physician awareness and enthusiasm for a new therapeutic alternative for the treatment of pediatric epilepsies is high, and that, if approved, Epidiolex would represent a new class of anti-seizure medication for specific epilepsy conditions with a potentially differentiated mechanism of action.
We will commercialize Epidiolex, and any other products in the United States, under the name Greenwich Biosciences, Inc. (Greenwich). The U.S. organization continues to build out an experienced leadership team of medical affairs professionals, marketing and market access/payor expertise, many of whom have strong epilepsy knowledge and experience. Over 2017, Greenwich continued to expand its commercial organization in preparation of an expected 2018 Epidiolex approval and launch. The key near-term objectives for the U.S. commercial team include:
Continued visibility at major U.S. medical congresses
Working with clinicians, we expect to continue dissemination of important scientific data from the Epidiolex clinical program and anticipate data presentations at important upcoming medical congresses, all of which will reinforce awareness of Greenwich Biosciences within the physician community.
Specific to the 71st AES Annual Meeting held in December 2017, an array of new data was presented from the placebo-controlled trials, the long-term open-label extension study, and from clinics involved in the Expanded Access Program. Data presented included pooled analyses, health economic data in Dravet syndrome and LGS, mechanism of action, and additional PK drug interaction data.
Continued Medical Affairs and Medical Science Liaison team build-out
The U.S. Medical Affairs team, which in addition to a very experienced in-house team has recently expanded its field-based operation to include 15 experienced Medical Science Liaison specialists with extensive epilepsy or other neurology experience, has enabled us to open scientific and consultative communications with key stakeholders, such as the patient and physician communities in the U.S. This team is developing Dravet/LGS disease state information, rolling out programs in cannabinoid education, and intensifying interaction with key epilepsy opinion leaders to collect their insights related to the science emerging from the Epidiolex program.

Increased payor initiatives
As we move closer to approval of Epidiolex, a major focus is on payor education and readiness. The January 2017 change in FDA guidance regarding sponsor/payor discussions (FADAMA Section 114) has allowed us to have a number of individual one on one and advisory board interactions with a wide variety of payors and insurance programs, including some of the larger commercial and state/federal payors.
Health Economic Outcomes Research and Compendia data initiatives
We have hired an experienced team of professionals focused on the development of a comprehensive pharmaco-economic dossier, including burden of illness and economic cost offset data in addition to clinical data for compendia support to assist and inform payor and formulary access and reimbursement decision making.
Patient advocacy initiatives
We continue to focus on support for, and outreach to, the major epilepsy patient advocacy groups. These initiatives include relationship building, advocacy and education.
Implementation of a dedicated sales force
As we approach the expected U.S. Epidiolex approval, we anticipate hiring approximately 60 – 70 sales professionals in the U.S. to target approximately 4,000 – 5,000 physicians. This commercial organization will be defined by a “high touch” patient, payor and physician communication, education and distribution model.
Progress in Europe
Outside the United States, we continue to make organizational preparations for the potential commercialization of Epidiolex in Europe. This European commercial effort is being led by our Chief Operating Officer, Chris Tovey, who has significant experience commercializing and launching products, including within the field of epilepsy. In addition, we have hired relevant staff in the areas of medical affairs, market access and marketing. We expect to continue to advance our planning for the potential commercialization of Epidiolex in Europe, including with respect to the development of a more comprehensive commercial organization in the major European markets and the continued development of a market access strategy.
Epidiolex Intellectual Property
In addition to orphan exclusivity, we have been seeking to protect Epidiolex through our patent portfolio. We have a portfolio of intellectual property relating to the use of CBD in epilepsy. This portfolio includes sixteen distinct patent families. This portfolio includes patent applications and granted patents with claims directed to the use of CBD in the treatment of epilepsy seizure subtypes, particular childhood epilepsy syndromes, and formulations. To date, this has resulted in 3 patents issued by the USPTO and a number of patent applications being prosecuted at the USPTO. Should the NDA for Epidiolex for the treatment of Dravet syndrome and/or LGS be approved, we do not intend to seek to list any of our currently-granted patents in the Electronic Orange Book. However, we continue to prosecute a number of patent applications before USPTO which contain claims directed to the indications or seizures types for which we are seeking approval for Epidiolex. Should the NDA for Epidiolex be approved, and should the USPTO allow any of these pending patent applications directed to the use of Epidiolex, we would expect some of these patents could be listed in the Electronic Orange Book with respect to Epidiolex in the future.
We anticipate filing additional patent applications claiming the use of Epidiolex as new data is generated.
In addition other patent families include claims directed to related inventions such as extraction techniques, CBD extracts and highly purified CBD.

GWP42006 (CBDV) in Epilepsy and Autism Spectrum Disorders (ASD)
In addition to Epidiolex, our product candidates also include GWP42006, which features CBDV as the primary cannabinoid. CBDV has also shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. In a paper published in the September 2012 issue of The British Journal of Pharmacology by scientists with whom we collaborate at the University of Reading, United Kingdom, GWP42006 was reported to have the potential to prevent more seizures, with few of the side effects caused by many existing AEDs, such as uncontrollable shaking. In the study, GWP42006 strongly suppressed seizures in six different experimental models commonly used in epilepsy treatment. GWP42006 was also found to provide additional efficacy when combined with drugs currently used to control epilepsy. Genetic biomarkers for response have been identified.
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
In October 2017, a number of abstracts were presented at a symposium on the endocannabinoid system and the autism spectrum disorders, hosted by the Italian Society of Pharmacology. These abstracts included science that was developed in concert with numerous academic partners and highlighted a range of in vitro and in vivo ASD models including Rett syndrome-like phenotype rodent models and models related to cognitive and social impairment.
We have completed a Phase 1 trial of GWP42006 in 66 healthy subjects. In this trial, GWP42006 was well tolerated even at the highest tested dose. There were no serious or severe adverse events reported, nor any withdrawals due to adverse events.
We are pursuing multiple development programs for GWP42006 both within adult and childhood epilepsy and in childhood behavioral disorders:
•
We have completed enrolment in a double-blind, randomized, placebo-controlled two-part trial to investigate the pharmacokinetics, followed by efficacy and safety of CBDV as add-on therapy in adult patients with inadequately controlled focal seizures. The first part of this trial completed with enrollment of 32 patients and the dose-ranging pharmacokinetic and safety data has been reviewed by an independent panel. The placebo-controlled safety and efficacy phase of the study is now fully enrolled with 162 patients randomized. Data from this part of the trial is expected in early 2018.

•
We are working on various clinical initiatives for CBDV within the field of ASD. A physician-led expanded access IND to treat seizures associated with autism has been granted by FDA in 10 patients. An investigator-led 100 patient placebo-controlled trial in autism is also due to commence in the first half of 2018. For patients with Rett Syndrome, a condition in which treatment-resistant seizures are a common problem, CBDV has received Orphan drug Designation from the FDA. An open label study in Rett Syndrome and a Phase 2 placebo-controlled trial in this condition are expected to commence in 2018. We have received scientific advice from both the FDA and EMA on the study design.

CBDV Intellectual Property Portfolio
We have a portfolio of intellectual property relating to CBDV for use in various indications including epilepsy and autism spectrum disorder. These patent families include issued and pending claims to use of CBDV alone or in combination with standard anti-epileptic drugs in the treatment of seizures, and pending claims to the use of CBDV in the treatment of autism spectrum disorders and associated conditions. Other families include pending claims directed to the use of CBDV in other therapeutic areas such as neuropathic pain, Alzheimer’s disease and Duchenne’s disease, CBDV compositions and CBDV extracts. We anticipate additional patent applications being filed as new data is generated.
Other Orphan Product Candidates
Glioma
Beyond epilepsy-related orphan diseases, we are evaluating a combination product containing GWP42002:GWP42003 (THC:CBD) in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor. We have received Orphan Drug Designation from the FDA and the EMA for GWP 42002:GWP42003 combination for the treatment of GBM.
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
Our Research
Beginning in 2007, we have conducted substantial pre-clinical oncologic research on several cannabinoids in various forms of cancer including brain, lung, breast, pancreatic, melanoma, ovarian, gastric, renal, prostate and bladder. Cannabinoids have been shown to promote autophagy (the process of regulated self-degradation by cells) via several distinct mechanisms, including acting on the AKT/mTOR pathway, an important intracellular signaling pathway that is overactive in many cancers.
A study carried out in collaboration with us by specialists at St. George’s University of London, was the first to show a dramatic effect on brain tumors when combining cannabinoids with irradiation. This research, published in Molecular Cancer Therapeutics, showed that tumor growth in mouse brain was significantly slowed when a combination of THC and CBD was used with irradiation and tumor inhibition was higher than observed with irradiation alone.
In glioma, the combination of CBD and THC showed good efficacy in various animal models of glioma, particularly when used in combination with temozolomide. These pre-clinical studies justified the initiation of a Phase 2 clinical study.
Earlier this year, we completed a placebo-controlled Phase 2 study of a combination of CBD and THC in recurrent glioblastoma multiforme, or GBM. The results from this Phase 2 study were presented in a poster at American Society of Clinical Oncology, or ASCO, Annual Meeting in June, and in a poster at Society for Neuro-Oncology, or SNO, Annual Scientific Meeting in November. This study, which evaluated a number of safety and exploratory efficacy endpoints, showed that patients with documented recurrent glioblastoma treated with CBD:THC as add-on therapy to dose-intense temozolomide, had an 83 percent one year survival compared with 44 percent for patients on placebo (plus dose-intense temozolomide) (p=0.042). Preliminary data showed that median survival time for the CBD:THC group was 662 days compared with 369 days in the placebo group. Further follow-up demonstrates continued increased survival in the CBD:THC arm. CBD:THC was generally well tolerated with treatment emergent adverse events leading to discontinuation in two patients in each group. The most common adverse events (three patients or more and greater than placebo) were vomiting, dizziness, nausea, headache, and constipation.
We believe that the signals of efficacy demonstrated in this study further reinforce the potential role of cannabinoids in the field of oncology and provides our Company with the prospect of a new and distinct cannabinoid product candidate in the treatment of additional oncology indications. These data are also a catalyst for the acceleration of our oncology research interests and we expect to consult with external experts and regulatory agencies on a pivotal clinical development program for CBD:THC in GBM and to expand its research interests in other cancers.

Our portfolio of intellectual property related to the use of cannabinoids in oncology includes a number of issued patents and pending applications in both the U.S. and Europe. This portfolio is directed to the use of various cannabinoids individually or in combination, in the treatment of a variety of oncology-specific disorders and product formulations.
Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)
NHIE is acute or sub-acute brain injury due to asphyxia caused during birth resulting from deprivation of oxygen, referred to as hypoxia, as a result of a sentinel event such as ruptured placenta, parental shock and even increased heart rate. Hypoxic damage can occur to most of the infant’s organs, but brain damage is the most serious and least likely to heal, resulting in encephalopathy. This can later manifest itself as either mental retardation (including developmental delay and/or intellectual disability) or physical disabilities such as spasticity, blindness and deafness. Indeed, spastic diplegia and the other forms of cerebral palsy almost always feature asphyxiation during the birth process as a contributing factor. The exact timing and underlying causes of these outcomes remains unknown but it is widely recognized that interventions need to be administered within six hours of hypoxic insult.
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
Our NHIE clinical program
We held a pre-IND meeting with the FDA to discuss the development program for an intravenous CBD formulation (GWP42003) in the treatment of NHIE. In April 2015, we received Orphan Drug Designation from the FDA for CBD for the treatment of NHIE and in July 2015 we received fast track designation. In July 2015 we received Orphan Drug Designation from the EMA for CBD for the treatment of perinatal asphyxia, an alternate term that describes the same condition. A Phase 1 trial of intravenous GWP42003 in healthy volunteers is now complete.
Our Commercialized Product: Sativex® for MS Spasticity
Sativex® is an oromucosal spray of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol (THC) and cannabidiol (CBD) in a 1:1 ratio as well as specific minor cannabinoids and other non-cannabinoid components (The product has been granted the U.S. Adopted Name, or USAN, of nabiximols). We developed Sativex to be administered as an oromucosal spray, whereby the active ingredients are absorbed in the lining of the mouth, either under the tongue or inside the cheek. At this time, we have received regulatory approval for Sativex in numerous countries outside the United States. During the time of our collaboration with Otsuka in the United States we opened an IND with the FDA for the MS spasticity indication, which was subsequently withdrawn.
2017 ECTRIMS data
In October 2017, new Sativex data was presented at the ECTRIMS Congress in Paris, France. These data, from a trial of Sativex as add-on therapy vs. further optimized first-line ANTispastics (SAVANT) was a prospective, parallel group, randomized, double-blind, placebo-controlled two-phase trial conducted in Europe.

In the trial period, phase A, eligible patients entered a 4-week, single-blind, add-on treatment period with Sativex. Patients up-titrated their Sativex sprays/day dosage until optimized symptom relief was achieved (max.12 sprays per day) as add-on therapy to optimized standard antispasticity treatment with oral baclofen and/or tizanidine and/or dantrolene (as mono- or combination therapy), according to approved labelling. Initial responders to Sativex were identified by a Minimal Clinically Important Difference (MCID) change in their spasticity score, defined as ≥20% improvement from baseline in the MS spasticity 0-10 numerical rating scale (NRS) score. Non-early responders were removed from the study. Initial responders to Sativex at 4 weeks entered the wash-out phase (1 to 4 weeks; without Sativex or placebo but with underlying antispasticity medications). Initial responders who returned to ≥80% of their baseline NRS score qualified for phase B of the study, and were randomized to receive Sativex (up-titrated to the optimum dose identified in phase A) or placebo as add-on therapy for 12 weeks. The characteristics of the patient population were comparable to those in previous clinical trials and observational studies of Sativex in resistant MS spasticity.
After 12 weeks of randomized treatment in early responders, the CID responder rate was significantly higher in favor of Sativex over placebo (77.4 vs 32.1%; p<0.0001), demonstrating a broad therapeutic gain despite allowing for dosage adjustments of underlying antispasticity medication. Overall, Sativex CID responders represented 43% of patients exposed to Sativex at the start of the trial period. This is similar to the 36% figure reported in a large placebo-controlled trial which did not have a wash-out period and did not allow adjustment of underlying antispasticity medication dosages.
Compared with placebo, Sativex also significantly improved key secondary endpoints: mean spasticity NRS (-3.5 vs -1.6; p<0.0001); mean pain NRS (-3.2 vs -1.8; p=0.0013); and mean modified Ashworth’s scale (-0.30 vs -0.06; p=0.0007). The MS EDSS scale, in which no changes were seen, is linked to overall MS evolution, and has been shown to have a low sensitivity to alterations in MS spasticity severity. Daily use of Sativex (7.3 sprays/day) was lower than that in a previous clinical trial, Novotna et al 2011(8.3 sprays/day), and closer to that in daily practice studies (mean 6.7-6.8 sprays/day). In all, 22.6% and 13.2% of patients treated with Sativex or placebo, respectively, reported TEAEs, which were mainly mild/moderate. There were no new safety concerns. Sativex as add-on therapy was shown to improve resistant MS spasticity providing clinically relevant changes. It was demonstrated to be a better alternative than readjusting first-line antispasticity medications and it was not associated with any relevant safety concerns.
Sativex in the U.S.
We are in late stage negotiations with Otsuka for the return of US development and commercialization rights to Sativex in the United States and expect these rights to be returned in the near future. In the event that we do so, we expect to evaluate the optimal route to achieve a NDA in the MS spasticity indication. We believe that this may require the conduct of an additional single pivotal trial. During 2018, we plan on consulting with the FDA on this development plan.
Our Strategic Partnerships
To support the development and commercialization of Sativex, we have entered into license and development agreements with the following major pharmaceutical companies: Otsuka in the United States; Almirall S.A., or Almirall, in Europe (excluding the United Kingdom) and Mexico; Bayer HealthCare AG, or Bayer, in the United Kingdom and Canada; Ipsen Biopharm Ltd, or Ipsen, in Latin America (excluding Mexico and the Islands of the Caribbean); and Neopharm Group, or Neopharm, in Israel. These agreements provide our collaborators with the sole right to commercialize Sativex in exclusive territories for all indications. In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa will be returned to GW over an agreed transition period, and we have appointed a new distributor in Australia and New Zealand where Sativex is approved. From our incorporation through September 30, 2017, these agreements have yielded cash of £68.0 million in upfront fees and milestone payments. We are entitled to receive additional lump sum payments upon the achievement of certain regulatory and commercial milestones in the future, but are not relying on any of these milestones being achieved. Upon commercialization, we are also entitled to receive revenue from the supply of products as well as royalties on product sales. In addition, under the terms of our agreement with Otsuka, all pre-clinical and clinical costs associated with the development of Sativex in the United States to date have been fully funded by Otsuka.

Following the failure of the Sativex cancer pain trials, we are in late stage negotiations with Otsuka for the return of US development and commercialization rights to Sativex in the United States and expect these rights to be returned in the near future.
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

•
global in-house development and regulatory expertise; and

•
intellectual property portfolio, which includes issued and/or pending claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids, as well as plant variety rights, know-how and trade secrets.

We believe that the successful development and regulatory approval of Sativex for MS spasticity provide important validation of our proprietary cannabinoid product platform.
The prospect for cannabinoid therapeutics to be approved through the FDA approval pathway has been the subject of statements from the Obama White House, the National Institute on Drug Abuse (NIDA), Congress, the Drug Enforcement Administration, or DEA, and the FDA. For several years, the White House Office of National Drug Control Policy carried a statement called “Facts and Answers to the Frequently Asked Questions about Marijuana” on the White House website, noting that the FDA has recognized and approved the medicinal use of isolated components of the marijuana plant and related synthetic compounds, and it specifically referenced Sativex as a product that was in late-stage clinical trials with the FDA. The NIDA website currently states that the FDA has recognized and approved the medicinal use of isolated components of the marijuana plant and related synthetic compounds, and it specifically references Epidiolex as a product that is currently in late-stage clinical trials with the FDA. ONDCP refers readers to the website of the National Institute of Health (NIH) and in a document titled “Drug Facts: Is Marijuana Medicine?”, NIH states that Sativex treats muscle control problems caused by MS, but notes that it is not FDA-approved. NIH also states that Epidiolex, a CBD-based liquid drug to treat certain forms of childhood epilepsy, is being tested in clinical trials but is not yet FDA-approved. In its June 2012 report entitled “Reducing the U.S. Demand for Illegal Drugs,” the U.S. Senate Caucus on International Narcotics Control expresses the view that the development of marijuana-based therapeutics through an approved

FDA process is the best route to explore and references Sativex as a promising product currently in the final phase of the FDA’s trials for approved use in the United States. In that report, the Senate Caucus urged the FDA to complete a careful review of Sativex in a timely manner. In written testimony given by Joseph Rannazzisi, then-Assistant Deputy Administrator of the DEA, before the Senate Caucus on International Narcotics Control on the subject of Cannabidiol, June 24, 2015, Mr. Rannazzissi stated that the DEA supports research involving CBD and its potential capacity to treat multiple conditions, as well as expanded access programs for CBD, specifically citing Epidiolex. A presentation in March 2015 by Douglas C. Throckmorton, Deputy Director for Regulatory Programs, Center for Drug Evaluation and Review, FDA, referenced Epidiolex and Sativex as examples of drugs in clinical testing, and concluded that drug development, grounded in rigorous scientific research is essential to determining the appropriate uses of marijuana in the treatment of human disease, and that the FDA is committed to making this process as efficient as possible and looking for ways to speed the availability of new drugs from marijuana for the American public. Further, in his statement before the Subcommittee on Crime and Terrorism, Committee on the Judiciary, U.S. Senate on “Researching the Potential Medical Benefits and Risks of Marijuana” on July 13, 2016, Douglas C. Throckmorton, Deputy Director for Regulatory Programs, Center for Drug Evaluation and Research, FDA, described how development programs for drugs derived from marijuana are eligible for certain FDA expedited review and development programs under appropriate circumstances, and some are being used to aid the development of drugs derived from marijuana, giving the examples of FDA’s grant of Fast Track designation to Sativex for the treatment of pain in patients with advanced cancer, who experience inadequate analgesia during optimized chronic opioid therapy, and Epidiolex, in the treatment of Dravet syndrome. He concluded that there is considerable public interest in developing new therapies from marijuana and its constituents, and FDA will continue to play its role in ensuring that any such new therapies are safe, effective, and manufactured to a high quality, applying the drug development paradigm that continues to provide new medicines that meet these standards for patients. He repeated these remarks in July 2017.
Our Strengths
We believe that we offer the following key distinguishing characteristics:
•
A late stage product, Epidiolex, in pediatric epilepsy for which we have generated positive Phase 3 data, have submitted an NDA to the FDA, and which we expect to launch in 2018.   We have reported positive Phase 3 data for Epidiolex in both Dravet syndrome and LGS. Each of these conditions is a severe, infantile-onset, genetic, drug-resistant epilepsy syndrome for which we have secured Orphan Drug Designation from the FDA. We have submitted an NDA to the FDA and expect to commercialize this product in the United States in 2018. We also plan on seeking regulatory approval in Europe for Epidiolex and expect to commercialize the product in that market in 2019.

•
Additional indications for Epidiolex to expand epilepsy market opportunity.   We believe that there is potential for the development of Epidiolex in additional rare childhood-onset epilepsy indications. Physician reported data on patients receiving Epidiolex under physician-led INDs includes promising signals of clinical effect in patients with conditions other than Dravet syndrome and LGS. One of these additional indications is TSC, for which Phase 3 data is expected in 2018. Another is IS, and there are additional potential target indications under consideration for future development.

•
We retain global commercial rights to Epidiolex and believe it has significant market potential.   We are building a U.S. commercial organization led by Julian Gangolli as President, North America, who joined us in June 2015 having previously held the same position at Allergan. We have also recruited U.S. medical affairs, clinical trials and commercial staff, many of whom have strong epilepsy knowledge and experience. There is a significant unmet need within the field of epilepsy and we believe that U.S. physician awareness and enthusiasm for Epidiolex is high. We are also now building a commercial organization in Europe.

•
Commercialized product validates development and regulatory pathway.   We believe that the successful development and regulatory approval of Sativex in MS spasticity outside the United States provides important validation of our proprietary cannabinoid product platform. On this basis, we believe that we can develop a portfolio of additional cannabinoid therapeutics.

•
We are in late stage negotiations for the return of the rights to Sativex in the U.S. from our previous partner, Otsuka, and this represents a new wholly owned late stage asset.   We plan on pursuing a clinical program to obtain approval for this product from the FDA. Additional pipeline programs within epilepsy, autism, and pediatric neurology. We are in Phase 2 clinical development for an additional product candidate, GWP42006 (CBDV), in adult epilepsy patients. GWP42006 has also shown promising pre-clinical data within the field of ASDs and we expect to commence Phase 2 development in this therapeutic area in 2018. We have received Orphan Drug Designation from the FDA for CBDV for the treatment of Rett syndrome. In addition, we have received Orphan Drug Designation from the FDA for CBD in the treatment of NHIE and have completed Phase 1 development of an intravenous CBD formulation in the treatment of NHIE.

•
A pipeline of additional cannabinoid orphan and non-orphan drug opportunities for which we retain global commercial rights.   We have successfully completed a Phase 1b/2a trial of another product, our combination of CBD and THC, to treat GBM, the data from which was presented at ASCO in 2017. We have successfully completed a Phase 2 trial in schizophrenia for our product candidate, GWP42003.

•
Opportunity for first-in-class treatments across a large number of therapeutic targets.   We are at the forefront of the commercialization of cannabinoid therapeutics using our proprietary product platform to identify, validate and develop innovative first-in-class therapeutics that are designed to meet significant unmet medical needs.

•
Strong competitive position in a highly specialized and regulated field.   We believe that we are uniquely positioned to benefit from the significant potential within the field of cannabinoid therapeutics in which we have developed a successful track record and expertise, as well as an intellectual property portfolio, during our 19 years of operations.

•
In-house manufacturing capabilities and expertise in controlled substances.   We operate under current GMP commercial manufacturing licenses in the United Kingdom, which give us the capability to supply our products to global markets. We have successfully exported cannabinoid commercial or research materials to over 30 countries and have substantial expertise in relevant international and national regulations in relation to the research, distribution and commercialization of cannabinoid therapeutics.

•
Highly experienced management team and network of leading scientists.   Several members of our leadership team have been in place for over ten years and we have recently hired a number of highly-experienced senior executives to augment our executive management team. We have a fully integrated in-house research and development organization, regulatory capabilities and commercial manufacturing expertise. We closely collaborate with a broad network of leading scientists in the cannabinoid field.

Our Business Strategy
Our goal is to capitalize on our leading position in the field of plant-derived cannabinoid therapeutics by pursuing the following strategies:
•
Secure regulatory approval and launch using our own commercial organization our lead product candidate Epidiolex in Dravet syndrome and LGS in the United States and around the world.   We have reported positive Phase 3 data in Dravet syndrome and LGS, and submitted an NDA to the FDA for which we expect a mid-2018 PDUFA date. We also expect to submit a regulatory application in Europe at the end of 2017, and also have future plans to submit applications elsewhere around the world. We are building U.S. and European commercial organizations in preparation for potential launch of Epidiolex.

•
Expand the market opportunity for Epidiolex within the field of epilepsy.   We have commenced Phase 3 clinical development of Epidiolex for TSC and clinical development of Epidiolex for IS. We are evaluating additional indications for Epidiolex within the field of epilepsy.

•
Develop additional product candidates within the field of epilepsy and pediatric neurology.   We have a second product candidate, GWP42006 (CBDV), for which a Phase 2 clinical trial in epilepsy is underway with data expected in early 2018. We expect to commence an open-label study of GWP42006 in the first half of 2018 and expect to commence Phase 2 development of GWP42006 in the field of ASD, also in 2018. We also commenced a Phase 1 clinical trial in 2016 for an intravenous CBD formulation in the treatment of NHIE. In addition, following positive proof-of-concept data in a Phase 2 schizophrenia trial, we expect to conduct further research within the field of psychiatric disease in children. We retain global commercial rights to these programs.
•
Expand the market opportunity for Sativex.   We have recently launched Sativex in Australia and New Zealand, following the return of rights to this product by Novartis. If we recover the rights to Sativex in the United States, we plan on pursuing a clinical program to obtain approval for this product from the FDA.

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
Our research to date has focused on the following plant-based cannabinoids:
CBD (Cannabidiol)	CBN (Cannabinol)
CBDV (Cannabidivarin)	CBNV (Cannabinovarin)
CBDA (Cannabidiol — Acid)	D8-THC (Delta-8 Tetrahydrocannabinol)
CBDVA (Cannabidivarin — Acid)	THC (Delta-9 Tetrahydrocannabinol)
CBC (Cannabichromene)	THCA (Tetrahydrocannabinol — Acid)
CBG (Cannabigerol)	THCV (Tetrahydrocannabivarin)
CBGA (Cannabigerol — Acid)	THCVA (Tetrahydrocannabivarin — Acid)
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
Our Product Development Approach
Our approach to early product development of novel cannabinoids consists of the following stages:
Cannabinoid Chemotype Development.   Our research activities commence with the generation of novel and proprietary cannabinoid plant types that produce selected cannabinoids. Our plant geneticists breed unique and protected “chemotypes,” or plants characterized by their chemical content, such that we can precisely control the cannabinoid composition of a plant. We employ traditional and molecular methods of plant breeding, with no use of genetic modification. We select chemotypes on the basis of their cannabinoid profile, appropriate levels of concentration and botanical characteristics that enable commercial viability. We seek protection for chemotypes in the form of plant variety rights, which protect the plants and the material obtained therefrom in Europe. We use plant material for the sole purpose of ongoing processing into pharmaceutical formulations.
Active Pharmaceutical Ingredient Preparation.   After we generate the unique and protected chemotypes, we develop and characterize preparations from an extract of the chemotype. In addition to preparing whole plant extracts, we also modify the extract preparations by adding or removing certain components or purifying preparations to produce a purified cannabinoid. Each of these steps may give rise to patentable opportunities.
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
With respect to complex extracts, our formulation approach is exemplified by Sativex, the first approved cannabinoid therapeutic based on whole plant extracts from the cannabis plant. The main active ingredients of Sativex, THC and CBD, are extracted from two proprietary chemotypes. In addition to THC and CBD, Sativex contains additional cannabinoid and non-cannabinoid plant components. In order to achieve a fully standardized formulation of these complex extracts, we employ a range of advanced analytical technologies to demonstrate batch-to-batch uniformity. We standardize the formulation across the extracts as a whole, not simply by reference to their key active components.
With respect to pure cannabinoid formulations, our approach is exemplified by Epidiolex. The active ingredient, CBD, is extracted from proprietary CBD containing chemotypes and then undergoes various processing steps to generate the isolated pure compound.
Clinical development.   Selected cannabinoid product candidates progress into clinical development. We have an in-house clinical operations team that has the proven capability to execute Phase 1, 2, 3 and 4 trials rapidly and cost-effectively. Since our inception, we have undertaken an extensive program of clinical trials in over 7,000 patients, including over 50 Phase 2 and Phase 3 trials and have undertaken post-market safety studies involving over 1,000 patients.
Advantages of Our Approach
We believe that our focus on the development of therapeutics from plant-derived cannabinoids offers the following important advantages:
•
Our approach is optimally suited to targeting a number of chronic conditions, especially involving the CNS. The inherent complexity of this system and the ability of one part of the system to compensate for abnormalities elsewhere in the system make the “single-target” approach to therapeutics unlikely to be successful.

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

Sativex Collaboration Agreements
We have entered into six separate collaboration agreements for Sativex with major pharmaceutical companies. Each agreement provides the respective partner with exclusive rights in a defined geographic territory to commercialize Sativex in all indications, while we retain the exclusive right to manufacture and supply Sativex to such partner on commercial supply terms for the duration of the commercial life of the product. These agreements typically carry a 15 year initial term, with automatic renewal periods. Our partners have the right, under certain circumstances, to terminate their agreements with us, and three of our partners, Almirall, Otsuka and Novartis, have the right to terminate their agreements with us without cause. In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in Australia and New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East (excluding Israel) and Africa will be returned to GW over an agreed transition period. We are in late stage negotiations with Otsuka for the return of US development and commercialization rights to Sativex in the United States and expect these rights to be returned in the near future.

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
Under the terms of the Sativex U.S. license agreement, we granted Otsuka an exclusive license to develop and market Sativex in the United States. We are responsible for the manufacture and supply of Sativex to Otsuka. Both companies have jointly overseen all U.S. clinical development and regulatory activities for the first cancer pain indication.
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
Following the failure of the Sativex cancer pain trials, we are in late stage negotiations with Otsuka for the return of US development and commercialization rights to Sativex in the United States and expect these rights to be returned in the near future, and therefore do not expect to receive any further milestone payments.
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
In November 2016 we entered into a mutual termination agreement with Novartis, pursuant to which rights in Sativex in these territories. As this agreement has now been terminated we will not receive any further lump sum or other payments from Novartis. However, we have identified and appointed a third party to distribute Sativex in Australia and New Zealand, which are within the former Novartis territories.
Ipsen Biopharm Ltd.   In 2014, we entered into an exclusive agreement with Ipsen. Under the terms of this agreement, Ipsen will promote and distribute Sativex in Latin America (excluding Mexico and the Islands of the Caribbean).

Neopharm Group.   Under an agreement signed in 2010, Neopharm, an Israeli pharmaceutical company, holds exclusive commercial rights to Sativex in Israel. The financial terms of this agreement did not include a license fee and we are not entitled to any milestone payments. We will receive revenue from the supply of products to Neopharm, expected to equate to a percentage equal to forty to fifty per cent of Neopharm’s in-market net sales revenue.
Under the terms of this agreement, Neopharm acts as market authorization holder in the territory. We are responsible for commercial product supply to Neopharm for which we generate sales revenue.
Sativex in the European Union
Almirall S.A.   In 2005, we entered into an exclusive agreement with Almirall, an international pharmaceutical company with headquarters in Spain and 2016 total revenue of €859.3 million, to commercialize Sativex in the European Union (excluding the United Kingdom) and E.U. accession countries, as well as Switzerland, Norway and Turkey. In 2012, this agreement was amended to add Mexico to the licensed territory. In countries where Almirall has no direct presence at the time of product launch, we will jointly agree on the appointment of distribution partners. In such countries, we may elect to distribute the product ourselves.
Under the agreement, we are the marketing authorization holder for Sativex in all countries in the territory except where local regulations require a locally registered entity to assume this responsibility. In addition, we are responsible for commercial product supply to Almirall. The financial terms of the agreement included an upfront fee of £12.0 million. In addition, milestone payments are payable to us upon the successful completion of certain development activities, as well as on regulatory approvals and the achievement of specified sales targets. Since its initial execution in 2005, the agreement has been the subject of various amendments, two of which included the provision of new milestone payments. Since 2005, in total, we have received £20.9 million of milestone payments from Almirall. We have the potential to receive a further £17.0 million in future milestone payments in the event that the relevant milestones are achieved. Of such £17.0 million in potential future milestone payments, £4.0 million are linked to regulatory and clinical milestones and £13.0 million are linked to commercial milestones. We also receive revenue from the supply of Sativex, currently equating to a percentage in the low to mid-twenties of Almirall’s in-market net sales revenue. This percentage would increase to the mid-thirties if Sativex is approved for cancer pain in Europe, and will increase to the mid-thirties of net sales revenue from January 1, 2021.
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
Intellectual Property and Technology Licenses
Our success depends in significant part on our ability to protect the proprietary nature of Sativex, Epidiolex, our other product candidates, technology and know-how, to operate without infringing on the proprietary rights of others, and to defend challenges and oppositions from others and prevent others from infringing on our proprietary rights. We have sought, and plan to continue to seek, patent protection in the United States and other countries for our proprietary technologies. Our intellectual property portfolio at September 30, 2017, includes 73 patent families with issued and/or pending claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids, as well as plant variety rights, know-how and trade secrets. From these families, as of September 30, 2017, we own and/or license 269 pending patent applications worldwide. Within the United States, we have 38 issued patents with a further 47 pending patent applications under active prosecution. There are an additional 492 issued patents outside of the United States. Our policy is to seek patent protection for the technology, inventions and improvements that we consider important to the development of our business, but only in those cases where we believe that the costs of obtaining patent protection is justified by the commercial potential of the technology, and typically only in those jurisdictions that we believe present significant commercial opportunities.
We also rely on trademarks, trade secrets, know-how and continuing innovation to develop and maintain our competitive position.
Our strategy is to seek and obtain patents related to Sativex across all major pharmaceutical markets around the world. In the United States, our patents and/or pending applications (if they were to issue) relating to Sativex would expire on various dates between 2021 and 2027, excluding possible patent term extensions. We have at least seven different patent families containing one or more pending and/or issued patents directed to the Sativex formulation, the extracts from which Sativex is composed, the extraction technique used to produce the extracts and the therapeutic use of Sativex.
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
Under the surviving provisions of the collaboration agreement, we remain responsible for the filing, prosecution, maintenance and defense of any patents filed on the jointly owned collaboration IP, and Otsuka is responsible for all out-of-pocket expenses associated therewith. In the event Otsuka no longer wishes to reimburse us for our out-of-pocket costs associated with any of the jointly owned patents, Otsuka is required to assign its rights to the patents in question back to us. Otsuka has the first right to bring and control any action for infringement of any joint patent rights in the research field, and we have the right to join such action at our own expense. In the event Otsuka fails to bring such an action, we have the right to bring and control any such action at our own expense. Neither party shall have the right to settle any infringement litigation regarding the joint patent rights inside the research field without the prior written consent of the other party.
We have a portfolio of intellectual property relating to the use of CBD in epilepsy. This portfolio includes sixteen distinct patent families which are either granted or filed. Two of these patent families are collaboration IP derived from the now expired Otsuka research collaboration, and to which we have an exclusive sub-licensable royalty-bearing license. This portfolio includes patent families with claims directed to the use of CBD in the treatment of epilepsy seizure subtypes, particular childhood epilepsy syndromes and formulations. We anticipate filing additional patent applications claiming the use of Epidiolex in 2018 as new data is generated and will continue to prosecute our existing patent applications before the USPTO. We expect the USPTO to reach a determination on a number of the pending applications in the first half of 2018. Should the NDA for Epidiolex for the treatment of Dravet syndrome and/or LGS be approved, we do not intend to seek to list any of our currently-granted patents in the Electronic Orange Book . In addition other patent families have claims directed to related inventions such as extraction techniques, CBD extracts and highly purified CBD.
We have a portfolio of intellectual property relating to CBD in schizophrenia consisting of two distinct patent families which are either granted or pending, that are directed to the use of this product candidate. One of these patent families is collaboration IP derived from the now expired Otsuka research collaboration, and to which we have an exclusive sub-licensable royalty-bearing license. These patent families include claims to use of CBD alone or in combination with other cannabinoids/anti-psychotics in the treatment of schizophrenia as well as other families which provide protection for compositions, extraction techniques, CBD extracts and highly purified CBD. We anticipate additional patent applications being filed as new data is generated.

We have a portfolio of intellectual property relating to CBDV for use in various indications including epilepsy and autism spectrum disorder. This portfolio includes patent families which are either granted or pending that are directed to the use of this product candidate. One of these patent families is collaboration IP derived from the now expired Otsuka research collaboration, and to which we have an exclusive sub-licensable royalty-bearing license. These patent families include claims to use of CBDV alone or in combination with standard anti-epileptic drugs in the treatment of seizures, the use of CBDV in the treatment of autism spectrum disorders and associated conditions. Other families which provide protection for the use of CBDV in other therapeutic areas such as neuropathic pain, Alzheimer’s disease and Duchenne’s disease, CBDV compositions and CBDV extracts. We anticipate additional patent applications being filed as new data is generated.
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
From time to time, in the normal course of our operations, we will be a party to litigation and other dispute matters and claims relating to intellectual property. A number of our recently issued European patents are currently the subject of opposition proceedings, which may result in claims in these patents being narrowed or cancelled such that the scope of the opposed patent may not be as broad, or the opposed patent may be revoked in its entirety. Our US patent claiming the use of CBD in the treatment of partial seizures is also subject of a petition for inter partes review by the Patents Trial and Appeal Board of the United States Patent and Trademark Office. The petition has been instituted on two of the three grounds claimed and is now proceeding towards a hearing in March 2018. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and our view of these matters may change in the future as the litigation and events related thereto unfold. An unfavorable outcome to any legal matter, if material, could have a materially adverse effect on our operations or our financial position, liquidity or results of operations.

Manufacturing
We are responsible for the manufacture and supply of our products for clinical trial and commercial purposes. We operate under GMP manufacturing licenses issued by the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom and our facilities have been audited by the MHRA on a regular basis. We have personnel with extensive experience in production of botanical raw material, pharmaceutical production, quality control, quality assurance and supply chain.
For commercial Sativex production, the BRM is currently contracted to an external third party, although our staff are at the contract site to monitor activity and production quality on a weekly basis. All other steps in the commercial production process for Sativex are performed in-house. We routinely hold significant inventories of Sativex BRM and BDS, both of which have extended shelf lives that enable us to manufacture finished product on demand. We believe that these inventories are currently sufficient to enable us to continue to meet anticipated commercial demand for Sativex in the event of an interruption in our supply of BRM.
We are in the process of expanding and upgrading parts of our manufacturing facilities in order to meet future demand and FDA requirements. We finished construction of a new BDS production facility at our current site in May 2016. We are constructing an additional BDS production facility at our current site where we expect to install new, higher volume, BDS processing equipment. Construction work for this new facility commenced in October 2017 and we expect to complete the first phase of this construction in 2019, with a second phase of this completing in 2020. Longer term, depending on volume requirements, we anticipate the need to construct a new BDP facility.
For Epidiolex production, the BRM is currently contracted to the same external third party used for Sativex production plus an additional third party. In 2017 we expanded our growing capacity three fold and have successfully on boarded a new contract growing organization. Our intention is to maintain at least two contract growers and locations with long term agreements and the flexibility to increase or decrease BRM production in line with demand.
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
With respect to CBD, a number of non-approved and non-standardized “artisanal” CBD preparations derived from crude herbal cannabis have been made available in limited quantities by producers of  “medical marijuana” in the United States. In addition, certain pharmaceutical companies that currently manufacture synthetic THC are likely to have the capability to manufacture synthetic CBD and may already be doing so. Insys Therapeutics, Inc. has publicly stated its intention to develop CBD in Dravet syndrome, LGS, glioma and potentially other orphan indications. Zogenix, Inc. is developing low dose fenfluramine in Dravet syndrome, for which it has reported positive results in a Phase 3 trial. Zynerba Pharmaceuticals, Inc. is developing a topical formulation of CBD, which it has stated that it intends to purse in the fields of osteoarthritis and Fragile X syndrome.
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
The prospect for cannabinoid therapeutics to be approved through the FDA approval pathway has been the subject of statements from the Obama White House, NIDA, Congress and the DEA. For several years, the White House Office of National Drug Control Policy carried a statement called “Facts and Answers to the Frequently Asked Questions about Marijuana” on the White House website, noting that the FDA has recognized and approved the medicinal use of isolated components of the marijuana plant and related synthetic compounds, and it specifically referenced Sativex as a product in late-stage clinical trials with the FDA. The NIDA website currently states that the FDA has recognized and approved the medicinal use of isolated components of the marijuana plant and related synthetic compounds, and it specifically references Epidiolex as a product that is currently in late-stage clinical trials with the FDA. ONDCP refers readers to the website of the National Institute of Health (NIH) and in a document titled “Drug Facts: Is Marijuana Medicine?”, NIH states that Sativex treats muscle control problems caused by MS, but notes that it is not FDA-approved. NIH also states that Epidiolex, a CBD-based liquid drug to treat certain forms of childhood epilepsy, is being tested in clinical trials but is not yet FDA-approved. In its June 2012 report titled “Reducing the U.S. Demand for Illegal Drugs,” the U.S. Senate Caucus on International Narcotics Control expresses the view that the development of marijuana-based therapeutics through an approved FDA process is the best route to explore and references Sativex as a promising product currently in the final phase of the FDA’s trials for approved use in the United States. In that report, the Senate Caucus urged the FDA to complete a careful review of Sativex in a timely manner. In written testimony given by Joseph Rannazzisi, then-Assistant Deputy Administrator of the DEA, before the Senate Caucus on International Narcotics Control on the subject of Cannabidiol, June 24, 2015, Mr. Rannazzissi stated that the DEA supports research involving CBD and its potential capacity to treat multiple conditions, as well as expanded access programs for CBD, specifically citing Epidiolex.
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
Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with GCP an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.
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
Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In general in Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. FDA may, however, determine that a drug is effective based on one clinical study plus confirmatory evidence. Only a small percentage of investigational drugs complete all three phases and obtain marketing approval. In some cases, FDA may require post-market studies, known as Phase 4 studies, to be conducted as a condition of approval in order to gather additional information on the drug’s effect in various populations and any side effects associated with long-term use. Depending on the risks posed by the drugs, other post-market requirements may be imposed.
After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all pre-clinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, for Fiscal Year 2018 $2,421,495, and the manufacturer and/or sponsor under an approved NDA are also subject to annual program fees, for Fiscal Year 2018 $304,162.
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
The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current GMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.
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
Disclosure of Clinical Trial Information
Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the

U.S. National Institutes of Health. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Under a new rule, effective January 18, 2017, sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed for up to two years if the sponsor certifies that it is seeking approval of an unapproved product or that it will file an application for approval of a new indication for an approved product within one year. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs.
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
The Hatch-Waxman Act
Orange Book Listing
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are considered to be therapeutically equivalent to the listed drug, are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug in accordance with state law.
The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.
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
Five-year and three-year exclusivities do not preclude FDA approval of a 505(b)(1) application for a duplicate version of the drug during the period of exclusivity, provided that the 505(b)(1) applicant conducts or obtains a right of reference to all of the preclinical studies and adequate and well controlled clinical trials necessary to demonstrate safety and effectiveness.
Patent Term Extension
After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase — the time between IND submission and NDA submission — and all of the review phase — the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.
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
Orphan Drugs
Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition — generally a disease or condition that affects fewer than 200,000 individuals in the U.S (or affects more than 200,000 in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for such disease or condition will recovered from sales in the U.S. of such drug). Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. If FDA designates an orphan drug based on a finding of clinical superiority, FDA must provide a written notification to the sponsor that states the basis for orphan designation, including “any plausible hypothesis” relied upon by the FDA. The FDA must also publish a summary of its clinical superiority findings upon granting orphan drug exclusivity based on clinical superiority. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.
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
Advertising and Promotion
Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs.
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
Adverse Event Reporting and GMP Compliance
Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, require under a REMS special communications regarding the safety of the drug or heightened surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to GMP, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with GMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with GMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.
Pediatric Exclusivity and Pediatric Use
The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month period of exclusivity attached to any other exclusivity listed with FDA — patent or non-patent — for a drug if certain conditions are met. Conditions for pediatric exclusivity include a determination by the FDA that information relating to the use of a new drug in the pediatric population may produce health benefits in that population; a written request by the FDA for pediatric studies; and agreement by the applicant to perform the requested studies and the submission to the FDA, completion of the studies in accordance with the written request, and the acceptance by the FDA, of the reports of the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications.
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
Rare Pediatric Disease Designation and Priority Review Voucher Program
Rare pediatric disease designation is granted to drugs and biologics intended to treat orphan diseases affecting fewer than 200,000 patients in the United States, primarily age 18 years or younger. Under FDA’s Rare Pediatric Disease Priority Review Voucher program, a sponsor that receives approval for an NDA or BLA for a rare pediatric disease may be eligible to receive a voucher for a priority review of a subsequent marketing application for a different product. The priority review voucher may be used by the sponsor or sold or transferred. The voucher relates to only the timing and action of application review and does not guarantee approval of the application.
An original marketing application can qualify for a rare pediatric disease priority review voucher by meeting the following criteria: (1) it is an NDA or BLA for the prevention or treatment of a rare pediatric disease, contains no active ingredient (including any ester or salt of the active ingredient) that has been previously approved in any other application, and is eligible for priority review; (2) it relies on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population; and (3) it does not seek approval for an adult indication in the original rare pediatric disease product application. Voucher requests must be filed in the original marketing application to FDA and should include a copy of a “rare pediatric disease” designation letter, if previously issued. FDA may not award any vouchers after September 30, 2020, unless the original marketing application is for a drug that, not later than September 30, 2020, is designated a drug for a rare pediatric disease, and is, not later than September 30, 2022, approved by FDA.
FDA may revoke any voucher if the product for which the voucher was awarded is not marketed in the United States within a one-year period beginning on the drug approval date. The sponsor of the drug product must submit a report to FDA within five years of original marketing application approval. This report must include information with respect to each of the first four years after approval of the product, including: (1) the estimated population in the United States suffering from the rare pediatric disease, (2) the estimated demand in the United States for the product, and (3) the actual amount of product distributed in the United States.
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
The DEA categorizes controlled substances into one of five schedules — Schedule I, II, III, IV or V — with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. They may be used only in federally approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical products having a currently accepted medical use that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The regulatory requirements are more restrictive for Schedule II substances than Schedule III substances. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations and cannot be refilled.
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
In the E.U., medicinal products are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the E.U. and national levels. Additional rules also apply at the national level to the manufacture, import, export, storage, distribution and sale of controlled substances. In many E.U. member states the regulatory authority responsible for medicinal products is also responsible for controlled substances. Responsibility is, however, split in some member states, such as the UK. Generally, any company manufacturing or distributing a medicinal product containing a controlled substance in the E.U. will need to hold a controlled substances licence from the competent national authority and will be subject to specific record-keeping and security obligations. Separate import or export certificates are required for each shipment into or out of the member state.
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
The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the European Union member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials must be conducted in accordance with the International Conference on Harmonization, or ICH, guidelines on GCP and other applicable regulatory requirements.
To obtain regulatory approval to place a drug on the market in the E.U., we must submit a marketing authorization application. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and non-clinical and clinical trial information. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the mutual recognition procedure, (iii) the decentralized procedure or (iv) national authorization procedures. The initial Sativex approvals were a consequence of an application under the De-Centralized Procedure, or DCP, to the E.U. member states of the United Kingdom and Spain.
The European Commission created the centralized procedure for the approval of human drugs to facilitate marketing authorizations that are valid throughout the European Union and, by extension (after national implementing decisions) in Iceland, Liechtenstein and Norway, which, together with the E.U. member states, comprise the European Economic Area, or EEA. Applicants file marketing authorization applications with the EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. This procedure results in a single marketing authorization granted by the European Commission that is valid across the European Union, as well as in Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated “orphan drugs” (drugs used for rare human diseases) and (iv) advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may at the voluntary request of the applicant also be used for human drugs which do not fall within the above mentioned categories if the CHMP agrees that the human drug (a) contains a new active substance not yet approved on 20 November 2005); (b) constitutes a significant therapeutic, scientific or technical innovation or (c) authorization under the centralized procedure is in the interests of patients at the E.U. level.
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
For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (i) the mutual recognition procedure (which must be used if the product has already been authorized in at least one other E.U. member state, and in which the E.U. member states are required to grant an authorization recognizing the existing authorization in the other E.U. member state, unless they identify a serious risk to public health), (ii) the decentralized procedure (in which applications are submitted simultaneously in two or more E.U. member states) or (iii) national authorization procedures (which results in a marketing authorization in a single E.U. member state).
Mutual Recognition Procedure
The mutual recognition procedure, or MRP, for the approval of human drugs is an alternative approach to facilitate individual national marketing authorizations within the European Union. Basically, the MRP may be applied for all human drugs for which the centralized procedure is not obligatory. The MRP is applicable to the majority of conventional medicinal products, must be used if the product has already been authorized in one or more member states. Since the first approvals for Sativex were national approvals in the United Kingdom and Spain (following a DCP), the only route open to us for additional marketing authorizations in the European Union was the MRP.
The characteristic of the MRP is that the procedure builds on an already-existing marketing authorization in a member state of the E.U. that is used as a reference in order to obtain marketing authorizations in other E.U. member states. In the MRP, a marketing authorization for a drug already exists in one or more member states of the E.U. and subsequently marketing authorization applications are made in other European Union member states by referring to the initial marketing authorization. The member state in which the marketing authorization was first granted will then act as the reference member state. The member states where the marketing authorization is subsequently applied for act as concerned member states. The concerned member states are required to grant an authorization recognizing the existing authorization in the reference member state, unless they identify a serious risk to public health.
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
Pediatric Development
In the E.U., companies developing a new medicinal product must agree a Paediatric Investigation Plan (“PIP”) with the EMA and must conduct pediatric clinical trials in accordance with that PIP unless a waiver applies, for example because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if the product is covered by it qualifies for one at the time of approval). This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
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

Reimbursement
Sales of pharmaceutical products in the United States will depend, in part, on the extent to which the costs of the products will be covered by third-party payers, such as government health programs, and commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, utilization management and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.
The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which provide coverage of outpatient prescription drugs. Part D is available through both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.
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
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the ACA) enacted in March 2010. The ACA was enacted with the goal of expanding coverage for the uninsured while at the same time containing overall health care costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare D program. We still cannot fully predict the impact of the ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet been completed, and the Centers for Medicare &

Medicaid Services has publicly announced that it is analyzing the ACA regulations and policies that have been issued to determine if changes should be made. In addition, although the United States Supreme Court has upheld the constitutionality of most of the ACA, some states have stated their intentions to not implement certain sections of the ACA and some members of Congress are still working to repeal the ACA. These challenges add to the uncertainty of the changes enacted as part of ACA. In addition, the current legal challenges to the ACA, as well as Congressional efforts to repeal the ACA, add to the uncertainty of the legislative changes enacted as part of the ACA.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, some E.U. jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. Such differences in national pricing regimes may create price differentials between E.U. member states. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States. In the E.U., the downward pressure on healthcare costs in general, particularly prescription medicines, has become intense. As a result, barriers to entry of new products are becoming increasingly high and patients are unlikely to use a drug product that is not reimbursed by their government.
Other Health Care Laws and Compliance Requirements
In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, or VHCA, each as amended. If products are made available to authorized users of the Federal Supply Schedule, additional laws and requirements apply. Under the VHCA, drug companies are required to offer certain drugs at a reduced price to a number of federal agencies including the U.S. Department of Veteran Affairs and U.S. Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. In addition discounted prices must be offered for certain U.S. Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.
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
A manufacturer or distributor of an investigational drug for the diagnosis, monitoring or treatment of a serious disease or condition must make available its policy for evaluating and responding to requests for individual patient access to the investigational drug. A manufacturer or distributor must make its expanded access policy publicly available on: (1) the date of initiation of a Phase 2 or 3 study with respect to the investigational drug, or (2) if such date is applicable and earlier, 15 days after the drug receives a designation as a breakthrough therapy, fast track product or regenerative advanced therapy. The policy must be made public and readily available, such as by posting on the Internet, and may be generally applicable to all of the manufacturer’s or distributor’s investigational drugs. Posting a policy does not guarantee access to an investigational drug by any individual patient, and the manufacturer or distributor may revise the policy at any time.
Legal Proceedings and Related Matters
From time to time, we may be party to litigation that arises in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.
C.   Organizational Structure
The following is a list of our subsidiaries:
Name of undertaking	Country of registration	Activity	% holding
GW Pharma Limited	England and Wales	Research and Development	100
GW Research Limited	England and Wales	Research and Development	100
Greenwich Biosciences, Inc.	United States	Pharmaceutical development services	100
GWP Trustee Company Limited	England and Wales	Employee Share Ownership	100
GW Pharmaceuticals Australia Pty. Limited	Australia	Dormant	100
Cannabinoid Research Institute Limited	England and Wales	Dormant	100
Guernsey Pharmaceuticals Limited	Guernsey	Dormant	100
G-Pharm Limited	England and Wales	Dormant	100

D.   Property, Plant and Equipment
Type	Location	Size (sq ft)	Expiry
Executive office	Andover, United Kingdom	3,113	April 2020
Executive office	London, United Kingdom	2,680	September 2020
Executive office	Cambridge, United Kingdom	12,120	May 2021
Executive office	Carlsbad, United States	21,895	November 2022
Executive office	Carlsbad, United States	4,911	January 2019
Executive office	Durham, United States	256	October 2017
Executive office	Southern United Kingdom	17,222	December 2025
Research and manufacturing	Southern United Kingdom	64,620	January 2019
Research and manufacturing	Southern United Kingdom	15,222	November 2027
Research and manufacturing	Southern United Kingdom	3,261	September 2029
Research and manufacturing	Southern United Kingdom	20,172	May 2036
Research and manufacturing	Southern United Kingdom	7,050	December 2019
Growing facility	Eastern United Kingdom	1,960,000	August 2021
Growing facility	Eastern United Kingdom	815,022	February 2020
Growing facility	Northern United Kingdom	914,760	December 2018
Growing facility	Southern United Kingdom	163,350	January 2018
All of our property is leased. We believe that our office, research and manufacturing facilities are sufficient to meet our current needs. We are not aware of any environmental issues that may affect our utilization of our property.
Further details of our Property, Plant and Equipment are given in Note 14 to our consolidated financial statements set out on page F-29.
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
Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as at and for the year ended September 30, 2017 have been translated into U.S. dollars at the rate at September 30, 2017, of £0.7486 to $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Item 5. Operating and Financial Review and Prospects
A.   Operating Results.
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
We expect that sales, general and administrative expenses will increase in the future as we expand our operating activities and continue to build our commercial team in preparation for commercialization of Epidiolex.
Net foreign exchange gains/losses
Net foreign exchange gains/losses consist primarily of gains or losses recorded on our foreign currency cash and cash equivalents translated to Pounds Sterling at the balance sheet date.
Interest expense and other income
Interest expense consists primarily of interest expense incurred on two finance leases, which will expire in 2027 and 2031, respectively.
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
As a company that carries out extensive research and development activities, until September 30, 2017 we benefited from the U.K. research and development tax credit regime for small and medium sized companies, whereby our principal research subsidiary company, GW Research Limited, was able to surrender a portion of trading losses that arise from its research and development activities for a refundable credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Subcontracted research expenditures are eligible for a cash rebate of up to approximately 21.68%. The majority of our pipeline research, clinical trials management and the Epidiolex and Sativex chemistry and manufacturing controls development activities, all of which are being carried out by GW Research Limited, are eligible for inclusion within these tax credit claims. However, due to the increase in the size of our employee workforce in the U.K. and our annual turnover we are now subject to the U.K. research and development tax credit regime for large companies. Starting with the financial year ending September 30, 2018, GW Research Ltd is still able to surrender a portion of available losses that arise from research and development activity for a refundable credit, but the rate of tax relief on the eligible research and development expenditure is significantly reduced.
We may also benefit from the U.K.’s “patent box” regime in the future. This would allow certain profits attributable to revenues from patented products to be taxed at a rate of 10%. As we have many different patents covering our products, we expect that future upfront fees, milestone fees, product revenues and royalties could be taxed at this favorably low tax rate. When taken in combination with the enhanced relief available on our research and development expenditure, this could result in a long-term low rate of corporation tax. As such, we consider that the U.K. is a favorable location for us to continue to conduct our business for the long-term.
Our U.S. subsidiary, Greenwich Biosciences, Inc., is currently profitable and incurs a U.S. tax liability on taxable profits earned in the United States.
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

Deferred taxation
Our policy is to recognize deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax-planning strategies and deferred tax liabilities will be available against which the deferred tax assets can be utilized. At September 30, 2017, we have accumulated tax losses of £204.1 million and other deductible temporary differences of £17.8 million, which are available to offset against future profits. If the value of these losses and other deductible temporary differences were recognized within the Group’s balance sheet at September 30, 2017, the Group would be carrying a deferred tax asset of £37.7 million compared to £23.2 million at September 30, 2016. Due to cumulative losses in recent years and uncertainties with respect to achieving certain future milestones, our ability to rely on estimated future taxable profits for purposes of recognizing deferred tax assets is limited to short term profit projections of Greenwich Biosciences, Inc., our U.S. subsidiary. We recognized a deferred tax asset of £6.3 million on our balance sheet at September 30, 2017, compared to £3.9 million at September 30, 2016.
Research and Development Tax Credit
The Group’s research and development tax credit claim is complex and requires management to interpret and apply UK research and development tax legislation to the Group’s specific circumstances and requires the use of certain assumptions in estimating the portion of current year research costs that are eligible for the claim.
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

Results of Operations
Comparison of Years Ended September 30, 2017 and 2016
The following table summarizes the results of our operations for the years ended September 30, 2017 and 2016, together with the changes to those items.
	Year Ended September 30,			Change 2017 vs. 2016
	2017	2017	2016	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	11,004	8,238	10,315	(2,077)	(20)%
Cost of sales	(4,730)	(3,541)	(2,719)	(822)	30%
Research and development expenditure	(148,576)	(111,229)	(99,815)	(11,414)	11%
Sales, general and administrative expenses	(55,700)	(41,699)	(19,939)	(21,760)	109%
Net foreign exchange (losses)/gains	(6,739)	(5,045)	25,551	(30,596)	(120)%
Operating loss	(204,741)	(153,276)	(86,607)	(66,669)	77%
Interest expense	(995)	(745)	(173)	(572)	331%
Interest and other income	2,159	1,616	608	1,008	166%
Loss before tax	(203,577)	(152,405)	(86,172)	(66,233)	77%
Tax benefit	27,673	20,717	22,515	(1,798)	(8)%
Loss for the year	(175,904)	(131,688)	(63,657)	(68,031)	107%

Revenue
The following table summarizes our revenue for the years ended September 30, 2017 and 2016, together with the changes to those items.
	Year Ended September 30,			Change 2017 vs. 2016
	2017	2017	2016	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Product sales	8,324	6,232	5,208	1,024	20%
Research and development fees	699	523	3,837	(3,314)	(86)%
License, collaboration and technical access fees	1,834	1,373	1,172	201	17%
Development and approval milestone fees	147	110	98	12	12%
Total revenue	11,004	8,238	10,315	(2,077)	(20)%

Total revenue for the year ended September 30, 2017 was £8.2 million, compared to £10.3 million for the year ended September 30, 2016. The decrease of £2.1 million comprises:
•
£3.3 million decrease in research and development fees reflecting the impact of the conclusion of the Group’s partner funded Sativex Phase 3 cancer pain clinical trials.

•
£1.0 million increase in Sativex product sales revenues to £6.2 million due to increased shipments. In-market sales volumes sold by GW’s commercial partners for the year ended September 30, 2017 were 23% higher than the year ended September 30, 2016. Sales volumes to partners increased by 29% over the same period.

•
£0.2 million increase in license, collaboration and technical access fees to £1.4 million for the year ended September 30, 2017 compared to £1.2 million for the year ended September 30, 2016. This increase is due to the acceleration of signature fee revenue arising from the termination with Novartis during the period.

Cost of sales
Cost of sales for the year ended September 30, 2017 of £3.5 million represents an increase of £0.8 million compared to the £2.7 million recorded in the year ended September 30, 2016. This increase primarily reflects the growth in the volume of Sativex inventory shipped to commercial partners in the year ended September 30, 2017.
Research and development expenditure
The following table summarizes our research and development expenditure for the years ended September 30, 2017 and 2016, together with the changes to those items.
	Year Ended September 30,			Change 2017 vs. 2016
	2017	2017	2016	Increase/ (Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
GW-funded research and development	147,876	110,705	95,978	14,727	15%
Development partner-funded research and development	700	524	3,837	(3,313)	(86)%
Total research and development expenditure	148,576	111,229	99,815	11,414	11%

Total research and development expenditure for the year ended September 30, 2017 of £111.2 million increased by £11.4 million compared to the £99.8 million incurred in the year ended September 30, 2016.
GW-funded research and development expenditure increased by £14.7 million to £110.7 million for the year ended September 30, 2017 from £96.0 million for the year ended September 30, 2016. The increase is due to:
•
£7.4 million increase in R&D staff and employment-related expenses linked to increased global headcount operating the Group’s Epidiolex development program and preparing for NDA submission, combined with the transition of the Group’s clinical headcount from partner-funded Sativex trials to the GW-funded pipeline activities.

•
£7.1 million increase in costs of growing an increased volume of high CBD plant material for the Epidiolex development program.

•
£3.0 million increase in other overheads associated with running clinical trials such as depreciation of R&D assets, consumables and other property-related overheads.

•
£2.8 million decrease in epilepsy and other GW-funded clinical program costs — reflecting the completion of the three Epidiolex Phase 3 studies in Dravet syndrome and LGS during the prior financial year.

We track all research and development expenditures against detailed budgets but do not seek to allocate and monitor all research and development costs by individual project. As noted in the segmental analysis below, we do analyze GW-funded research and development into Sativex related expenditures and pipeline related expenditures. External third-party costs of running clinical trials totaling £25.2 million for the year ended September 30, 2017 and £28.1 million for the year ended September 30, 2016 were tracked by individual project while the remaining £85.5 million for the year ended September 30, 2017 and £67.9 million for the year ended September 30, 2016 consisting largely of internal overhead costs were not allocated to individual projects. We believe that our existing liquidity is sufficient to complete our currently ongoing GW-funded research and development projects.
Development partner-funded research and development projects are funded in advance by our development partners, which involves the receipt of advanced funds every three months, sufficient to cover projected expenditure for the next three months. For further information on the risks our research and development program face, see “Risk Factors — Risks Related to Development and Regulatory Approval of Sativex and Our Product Candidates.”

Development partner-funded research and development expenditure was made up of two principal elements, as follows:
	Year Ended September 30,			Change 2017 vs. 2016
	2017	2017	2016	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Sativex U.S. development program	127	95	3,500	(3,405)	(97)%
Otsuka research collaboration expenses	573	429	337	92	27%
Total development partner-funded research and development	700	524	3,837	(3,313)	(86)%

Sativex U.S. development expenses decreased by £3.4 million, or 97%, to £0.1 million during the year ended September 30, 2017 as compared to £3.5 million for the year ended September 30, 2016. This reflects decreased expenditure following the close out of the three Sativex Phase 3 cancer pain trials.
Otsuka research collaboration expenses increased by £0.1 million, or 27%, to £0.4 million during the year ended September 30, 2017 as compared to £0.3 million for the year ended September 30, 2016. The increase reflects the fact that the Otsuka research collaboration term ended on June 30, 2013 and the remaining revenue relates to income recognized on fluctuating pass-through costs under the collaboration agreement.
Sales, general and administrative expenses
Sales, general and administrative expenses for the year ended September 30, 2017 of £41.7 million increased by £21.8 million compared to the £19.9 million incurred in the year ended September 30, 2016. This net increase is due to:
•
£9.3 million increase in employee-related expenses, comprising a £6.4 million increase in payroll costs driven by increased commercial headcount and a £2.9 million increase in the charge in respect of staff share based payment expenses.

•
£9.2 million increase in respect of pre-launch commercialization preparation costs. These costs follow discrete commercialization projects.

•
£2.8 million increase in property and travel costs, primarily due to the expansion of U.S. based operations.

•
£0.5 million increase in accountancy, audit and investor relation costs arising from GW’s US listing and Sarbanes-Oxley compliance.

Net foreign exchange (losses)/gains
Net foreign exchange (losses)/gains decreased by £30.6 million, or 120%, to a £5.0 million loss for the year ended September 30, 2017 compared to a gain of £25.6 million for the year ended September 30, 2016. This represents foreign exchange losses, due to unrealized losses on our U.S. dollar denominated cash deposits at the closing balance sheet exchange rate.
Interest expense
Interest expense of £0.7 million for the year ended September 30, 2017 increased by £0.5 million, or 331%, compared to the £0.2 million recorded for the year ended September 30, 2016. This increase reflects an increase in interest paid on leases for manufacturing facilities.
Interest and other income
Interest and other income increased by £1.0 million, or 166%, to £1.6 million for the year ended September 30, 2017 compared to £0.6 million for the year ended September 30, 2016. The increase reflects the incremental interest earned on the Group’s cash and cash equivalents balance throughout the period.

Tax
Our tax benefit decreased by £1.8 million, or 8%, to £20.7 million for the year ended September 30, 2017 compared to £22.5 million for the year ended September 30, 2016. This benefit consists of:
•
Accrual for an expected research and development tax credit claim of £19.9 million in respect of the year ended September 30, 2017 for GW Research Limited. We expect to submit this claim in the quarter ending March 31, 2018 and this claim is subject to agreement by HMRC.

•
Recognition of an additional £0.5 million of research and development tax credit in respect of the year ended September 30, 2016 for GW Research Limited.

•
Recognition of U.S. tax credits of £0.3 million in respect of the year ended September 30, 2017 for the Group’s U.S. subsidiary, Greenwich Biosciences, Inc. following the submission of an orphan drug tax credit claim.

Research and development tax credits recognized vary depending on our available tax losses, the eligibility of our research and development expenditure and the level of certainty relating to the recoverability of the claim.
Segmental review
Commercial segment
The following table summarizes the results of our operations for our Commercial segment for the years ended September 30, 2017 and 2016, together with the changes to those items.
	Year Ended September 30,			Change 2017 vs. 2016
	2017	2017	2016	Increase/Decrease
	$	£	£	£	%
	(in thousands, except for percentages)
Product sales	8,325	6,232	5,208	1,024	20%
License, collaboration and technical access fees	1,834	1,373	1,172	201	17%
Development and approval milestone fees	147	110	98	12	12%
Total revenue	10,306	7,715	6,478	1,237	19%
Cost of sales	(4,730)	(3,541)	(2,719)	(822)	30%
Segmental result	5,576	4,174	3,759	415	11%

We classify all revenue from Sativex collaboration partners, with the exception of research and development fees, as Commercial segment revenue. The principal variances in these revenue streams are summarized in the table above. An explanation of the principal movements in the revenue streams is provided in the revenue section above.
Cost of sales for the year ended September 30, 2017 of £3.5 million represents an increase of £0.8 million compared to the £2.7 million recorded in the year ended September 30, 2016. This increase reflects the growth in the volume of Sativex vials shipped to commercial partners in the year ended September 30, 2017.

Sativex Research and Development segment
The following table summarizes the results of our operations for our Sativex R&D segment for the years ended September 30, 2017 and 2016, together with the changes to those items.
	Year Ended September 30,			Change 2017 vs. 2016
	2017	2017	2016	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	127	95	3,500	(3,405)	(97)%
Research and development expenditure:
GW-funded research and development	(16)	(12)	(625)	613	(98)%
Development partner-funded research and development	(127)	(95)	(3,500)	3,405	(97)%
Total research and development expenditure	(143)	(107)	(4,125)	4,018	(97)%
Segmental result	(16)	(12)	(625)	613	(98)%

Total research and development expenditure related to Sativex of £0.1 million for the year ended September 30, 2017 decreased by £4.0 million, or 97%, compared with the £4.1 million recorded for the year ended September 30, 2016. This decrease reflects the conclusion and close out of the Sativex Phase 3 cancer pain clinical trials.
As all of the development partner-funded research and development expenditure is reimbursed to us under the terms of our license agreements, the net result for this segment equals the GW-funded research and development expenditure on Sativex related projects.
Pipeline Research and Development segment
The following table summarizes the results of our operations for our Pipeline R&D segment for the years ended September 30, 2017 and 2016, together with the changes to those items.
	Year Ended September 30,			Change 2017 vs. 2016
	2017	2017	2016	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	573	428	337	91	27%
Research and development expenditure
GW-funded research and development	(142,460)	(106,650)	(91,234)	(15,416)	17%
Development partner-funded research and development	(573)	(428)	(337)	(91)	27%
Total research and development expenditure	(143,033)	(107,078)	(91,571)	(15,507)	17%
Segmental result	(142,460)	(106,650)	(91,234)	(15,416)	17%

GW-funded pipeline research and development expenditure increased by £15.5 million, or 17%, to £107.1 million for the year ended September 30, 2017 as compared to £91.6 million for the year ended September 30, 2016. This reflects the impact of carrying out GW-funded clinical trials and research and development, including the costs associated with GW’s ongoing Phase 3 Dravet syndrome and Tuberous Sclerosis studies, plus the costs of the completed Phase 3 Dravet and Lennox-Gastaut syndrome Epidiolex studies, preclinical and scale up work associated with our epilepsy program. Additionally, we have various pipeline activities including cannabidivarin, or CBDV, which is in Phase 2 development in the field of epilepsy and is also being researched within the field of autism spectrum disorders, or ASD.

Pipeline research and development fees are equal to the development partner-funded research and development expenditure incurred by us in conducting our joint pipeline research program and recharged to Otsuka under the terms of our 2007 research collaboration agreement. The 27% year-on-year increase in pipeline research and development fees reflects ongoing pass-through costs associated with our pre-clinical research collaboration agreement with Otsuka in the field of CNS disorders, which formally ended effective June 30, 2013. GW has a worldwide license to all data and product candidates generated under the collaboration.
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
	Year Ended September 30,		Change 2016 vs. 2015
	2016	2015	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Revenue	10,315	28,540	(18,225)	(64)%
Cost of sales	(2,719)	(2,618)	(101)	4%
Research and development expenditure	(99,815)	(76,785)	(23,030)	30%
Sales, general and administrative expenses	(19,939)	(12,569)	(7,370)	59%
Net foreign exchange gains	25,551	6,202	19,349	312%
Operating loss	(86,607)	(57,230)	(29,377)	51%
Interest expense	(173)	(75)	(98)	131%
Interest and other income	608	244	364	149%
Loss before tax	(86,172)	(57,061)	(29,111)	51%
Tax benefit	22,515	12,498	10,017	80%
Loss for the year	(63,657)	(44,563)	(19,094)	43%

Revenue
The following table summarizes our revenue for the years ended September 30, 2016 and 2015, together with the changes to those items.
	Year Ended September 30,		Change 2016 vs. 2015
	2016	2015	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Product sales	5,208	4,255	953	22%
Research and development fees	3,837	22,810	(18,973)	(83)%
License, collaboration and technical access fees	1,172	1,287	(115)	(9)%
Development and approval milestone fees	98	188	(90)	(48)%
Total revenue	10,315	28,540	(18,225)	(64)%

Total revenue for the year ended September 30, 2016 was £10.3 million, compared to £28.5 million for the year ended September 30, 2015. The decrease of £18.2 million comprises:
•
£19.0 million decrease in research and development fees reflecting the impact of the conclusion of the Group’s partner funded Sativex Phase 3 cancer pain clinical trials.

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

•
£0.1 million decrease in development and approval milestones as a result of having earned one milestone from our partner Ipsen for the year ended September 30, 2016, compared to the receipt of two milestones for the year ended September 30, 2015.

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
	Year Ended September 30,		Change 2016 vs. 2015
	2016	2015	Increase/ (Decrease)
	£	£	£	%
	(in thousands, except for percentages)
GW-funded research and development	95,978	53,975	42,003	78%
Development partner-funded research and development	3,837	22,810	(18,973)	(83)%
Total research and development expenditure	99,815	76,785	23,030	30%

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
GW-funded research and development expenditure increased by £42.0 million to £96.0 million for the year ended September 30, 2016 from £54.0 million for the year ended September 30, 2015. The increase is due to:
•
£17.1 million increase in epilepsy and other GW funded clinical program costs — reflecting the costs associated with GW’s continuing Dravet and Lennox-Gastaut syndrome Epidiolex studies, setting up new Phase 3 studies, costs of our other pipeline studies and costs of providing regulatory support and Epidiolex to an increasing number of patients under FDA-authorized expanded access INDs.

•
£16.0 million increase in research and development staff and employment-related expenses linked to increased global headcount combined with the transition of the Group’s clinical headcount from partner funded Sativex trials to the GW funded pipeline activities and Epidiolex development program.

•
£6.5 million increase in other overheads associated with running clinical trials such as depreciation of R&D assets, consumables and other property-related overheads. This increase has been impacted by the Group’s refocusing of assets on GW funded activities from partner funded projects.

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
Development partner-funded research and development projects are funded in advance by our development partners, which involves the receipt of advanced funds every three months, sufficient to cover projected expenditure for the next three months. For further information on the risks our research and development program face, see “Risk Factors — Risks Related to Development and Regulatory Approval of Sativex and Our Product Candidates.”
Development partner-funded research and development expenditure was made up of two principal elements, as follows:
	Year Ended September 30,		Change 2016 vs. 2015
	2016	2015	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Sativex U.S. development program	3,500	22,275	(18,775)	(84)%
Otsuka research collaboration expenses	337	535	(198)	(37)%
Total development partner-funded research and development	3,837	22,810	(18,973)	(83)%

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

•
£0.5 million increase in accountancy, audit and investor relation costs arising from GW’s U.S. listing and Sarbanes-Oxley compliance.

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
Interest and other income
Interest and other income increased by £0.4 million, or 149%, to £0.6 million for the year ended September 30, 2016 compared to £0.2 million for the year ended September 30, 2015. The increase reflects the increase in the Group’s cash and cash equivalents balance and additional tax credit recognized in the UK.
Tax
Our tax benefit increased by £10.0 million, or 80%, to £22.5 million for the year ended September 30, 2016 compared to £12.5 million for the year ended September 30, 2015. This benefit consists of:
•
Accrual for an expected research and development tax credit claim of £21.2 million in respect of the year ended September 30, 2016 for GW Research Limited. We submitted this claim in the quarter ending March 31, 2017 and this claim is subject to agreement by HMRC.

•
Recognition of an additional £0.5 million of research and development tax credit in respect of the year ended September 30, 2015 for GW Research Limited.

•
Recognition of U.S. tax credits of £0.8 million in respect of the years ended September 30, 2015 and September 30, 2016 for the Group’s U.S. subsidiary, Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.) following the submission of an orphan drug tax credit claim.

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
	Year Ended September 30,		Change 2016 vs. 2015
	2016	2015	Increase/Decrease
	£	£	£	%
	(in thousands, except for percentages)
Product sales	5,208	4,255	953	22%
License, collaboration and technical access fees	1,172	1,287	(115)	(9)%
Development and approval milestone fees	98	188	(90)	(48)%
Total revenue	6,478	5,730	748	13%
Cost of sales	(2,719)	(2,618)	(101)	4%
Segmental result	3,759	3,112	647	21%

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
	Year Ended September 30,		Change 2016 vs. 2015
	2016	2015	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	3,500	22,275	(18,775)	(84)%
Research and development expenditure:
GW-funded research and development	(625)	(4,123)	3,498	(85)%
Development partner-funded research and development	(3,500)	(22,275)	18,775	(84)%
Total research and development expenditure	(4,125)	(26,398)	22,273	(84)%
Segmental result	(625)	(4,123)	3,498	(85)%

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
	Year Ended September 30,		Change 2016 vs. 2015
	2016	2015	Increase/(Decrease)
	£	£	£	%
	(in thousands, except for percentages)
Research and development fees	337	535	(198)	(37)%
Research and development expenditure
GW-funded research and development	(91,234)	(48,327)	(42,907)	89%
Development partner-funded research and development	(337)	(535)	198	(37)%
Total research and development expenditure	(91,571)	(48,862)	(42,709)	87%
Segmental result	(91,234)	(48,327)	(42,907)	89%

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

We believe that, our cash and cash equivalents as at September 30, 2017 of £241.2 million, coupled with cash flows from operating activities will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital expenditures, for the foreseeable future, including for at least the next 12 months.

Cash Flows
The following table summarizes the results of our cash flows for the years ended September 30, 2017, 2016 and 2015.
	Year Ended September 30,
	2017	2017	2016	2015
	$	£	£	£
	(in thousands)
Net cash outflow from operating activities	(147,261)	(110,245)	(84,594)	(46,471)
Net cash outflow from investing activities	(20,387)	(15,262)	(8,756)	(17,791)
Net cash (outflow)/inflow from financing activities	(2,742)	(2,053)	206,807	128,419
Cash and cash equivalents at end of the year	322,154	241,175	374,392	234,872
Operating activities
Net cash outflow from operating activities for the year ended September 30, 2017 of £110.2 million was £25.6 million higher than the £84.6 million outflow from operating activities for the year ended September 30, 2016, principally reflecting the increase in investment in the Epidiolex development and commercialization activities, offset by the receipt of additional tax benefit.
Net cash outflow from operating activities for the year ended September 30, 2016 of £84.6 million was £38.1 million higher than the £46.5 million outflow from operating activities for the year ended September 30, 2015, principally reflecting the increase in investment in Epidiolex and other pipeline research and development activities offset by additional tax benefit.
Investing activities
The net cash outflow from investing activities increased by £6.5 million to £15.3 million for the year ended September 30, 2017 from £8.8 million for the year ended September 30, 2016, reflecting an increase in capital expenditure of £7.4 million during the year ended September 30, 2017 due to the commencement of the next phase of construction of our manufacturing facilities. This is offset by an increase of £1.0 million in interest received compared to the prior year.
The net cash outflow from investing activities decreased by £9.0 million to £8.8 million for the year ended September 30, 2016 from £17.8 million for the year ended September 30, 2015, reflecting a decrease in capital expenditure of £9.2 million during the year ended September 30, 2016 due to the conclusion of a significant phase of construction of our new manufacturing facilities.
Financing activities
Net cash flow from financing activities decreased by £208.9 million to a £2.1 million outflow in the year ended September 30, 2017 compared to a £206.8 million inflow for the year ended September 30, 2016 due to a £206.9 million decrease in net new equity funding inflows, a £0.9 million increase in interest costs, a £0.7 million increase in fit out funding repayments and a £0.4 million decrease in proceeds on exercise of share options.
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
For the year ended September 30, 2017, we recorded revenues of £6.2 million for Sativex product sales, an increase of £1.0 million from the £5.2 million recorded for the year ended September 30, 2016. This increase was due primarily to an increase in the volume of shipments to partners of 29%.
In the year to September 30, 2017 we have seen a continued decline in our research and development fee income, as the level of rechargeable activity associated with our recently completed cancer pain trials programme has concluded during the course of the year. We consider our license, collaboration and technical access fees and our product sales revenues to be recurring revenues. The milestone revenues recognized in each of the financial years above tend to be individual items linked to specific development milestones achieved in a particular financial year.
In 2013, we received one £250,000 development and approval milestone, linked to the signature of an agreement with Ipsen, our commercial partner in Latin America. In 2014, we received no development and approval milestones. In 2015, we received two €125,000 development and approval milestones linked to regulatory filings by Ipsen. In 2016, we received one €125,000 development and approval milestone linked to a regulatory submission filing by Ipsen in Venezuela. In 2017, we received one €125,000 development and approval milestone linked to a regulatory submission filing by Ipsen in Argentina.
The Sativex In-market vial sales volumes graph above illustrates the trend in in-market commercial sales volumes of Sativex by our commercial marketing partners Bayer in UK/Canada, Almirall in Europe and Neopharm in Israel. In-market sales volumes grew by 23% from 2016 to 2017.
In 2013 commercial sales by Almirall commenced in Norway, Austria, Italy, Poland and by Neopharm in Israel. In 2014, Almirall launched Sativex in Switzerland and Finland. 2015 and 2016 saw volume growth driven primarily by increased prescribing in Germany and Italy, as well as launch in Belgium. In 2017, we launched in New Zealand following the return of the rights for Sativex from Novartis.

As illustrated in the Total Group Expenditure graph above, our research and development expenditures have shown a consistent growth trend over the last five financial years from £32.7 million in 2013 to £111.2 million in 2017. The growth during 2017 of £11.4 million from the £99.8 million of research and development incurred in 2016 demonstrates the continuation of our epilepsy Phase 3 clinical research with Epidiolex as well as progress with a number of other pipeline product candidates. In addition, SG&A expenditure has increased from £19.9 million in 2016 to £41.7 million in 2017, reflecting the increased activity in respect of pre-launch commercialization in the U.S. and Europe.
In the last five years, a significant proportion of the partner-funded R&D expenditure has been driven by our US Phase 3 cancer pain clinical trials programme, which included three pivotal Phase 3 cancer pain trials plus a series of supporting Phase 1 clinical trials and regulatory activities. All of this clinical activity was funded by our development partner Otsuka. These activities concluded during the year ended September 30, 2017.
In 2013, Otsuka also funded a significant amount of pre-clinical activity as part of our six-year pre-clinical research collaboration. This pre-clinical collaboration ended on 30 June 2013. GW now has a worldwide license to all data and product candidates generated under this collaboration.
From 2013 to 2017 GW-funded R&D increased from £9.1 million in 2013 to £110.7 million in 2017. In 2014 GW-funded R&D increased significantly to £19.2 million, reflecting our investment in the development of Epidiolex, cannabidivarin (“CBDV”) and other pipeline candidates. In 2015 GW-funded R&D increased further to £54.0 million, as we initiated five Phase 3 clinical trials in several forms of refractory childhood epilepsy, including Dravet syndrome and Lennox-Gastaut syndrome. In 2016 GW-funded R&D increased to £96.4 million as we completed three Phase 3 clinical trials, and continued to invest in our wider epilepsy program to support the forthcoming NDA filing in the United States. In 2017, GW-funded R&D increased to £110.7 million as we continued to invest in our wider epilepsy program to support the NDA filing in the United States, and forthcoming EMA filing in Europe. We have also continued our Phase 3 clinical trial in Tuberous Sclerosis Complex, as well as continuing to progress multiple active Phase 1/2 clinical trials in other disease areas such as epilepsy partial seizures and Glioma.
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
Since 2013, having taken the decision to invest in the development of Epidiolex to treat a number of refractory forms of childhood onset epilepsy we have consistently recorded operating cash outflows, offset by the proceeds of a series of fundraisings, each of which have been conducted following the achievement of key product development milestones. Our aim has been to ensure that the Group remains well funded with sufficient working capital to successfully execute our Epidiolex and other pipeline product development plans. These equity fundraisings, together with proceeds from share options and warrants, have generated net financing cash inflows as follows:
•
£18.1 million of net new funds from issue of equity as part of our Nasdaq initial public offering in May 2013

•
£136.6 million in 2014

•
£128.7 million in 2015

•
£207.2 million in 2016

As a result of this series of successful equity fundraisings the Group has made excellent progress with the execution of our Epidiolex development and commercialization strategy, leading to the completion of our NDA filing with FDA on October 27, 2017.
E.   Off Balance Sheet Arrangements.
We do not have any off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations.
The following table summarizes our contractual obligations as at September 30, 2017.
	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	£	£	£	£	£
	(in thousands)
Operating lease obligations(1)	14,310	3,628	5,364	3,381	1,937
Finance lease obligations(2)	8,735	556	1,110	1,110	5,959
Purchase obligations(3)	7,583	7,583	—	—	—
Borrowings(4)	12,953	965	1,930	1,930	8,128
Growing operations(5)	38,914	8,973	18,323	11,618	—
Total contractual obligations	82,495	21,705	26,727	18,039	16,024

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

(2)
We enter into finance leases when beneficial to the Group. See Note 19 to our consolidated financial statements included on page F-32 to this Annual Report.

(3)
Purchase obligations include signed orders for capital equipment, which have been committed but not yet received at the balance sheet date totaling £7.6 million.

(4)
We enter into borrowings when beneficial to the Group. See Note 18 to our consolidated financial statements included on page F-32 to this Annual Report.

(5)
During the year ended September 30, 2016, the Group signed a commercial growing agreement with an external supplier to produce plant material for use in the Epidiolex development programs and commercial release. This agreement commenced on January 1, 2017 and includes multiple fee-elements designed to incentivize cost efficient, reliable production volumes of raw materials for use in research, development and commercial activities. As part of the accounting treatment for this agreement a component operating lease was identified under the requirements of IFRIC 4 Determining Whether an Arrangement Contains a Lease. Rental payments commenced on January 1, 2017 and continue over a five-year non-cancellable period. Future minimum lease payments associated with this operating lease are included in the table shown above and (1).

G.   Safe Harbor.
See the section titled “Information Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6   Directors, Senior Management and Employees.
A.   Directors and Senior Management.
The following table sets forth the names, ages and positions of our executive officers and non-employee directors:
Name	Age	Position
Executive Directors
Dr. Geoffrey Guy(3)	63	Chairman of the Board of Directors and member of Board of Directors
Justin Gover	46	Chief Executive Officer and member of Board of Directors
Non-Employee Directors
James Noble(1)(2)(3)(4)	58	Deputy Chairman and member of Board of Directors
Cabot Brown(1)(2)(3)(4)	56	Non-Executive Director and member of Board of Directors
Thomas Lynch(1)(2)(3)(4)	61	Non-Executive Director and member of Board of Directors
Executive Officers
Scott Giacobello	47	Chief Financial Officer
Adam George	47	Managing Director, UK and Company Secretary
Chris Tovey	52	Chief Operating Officer
Julian Gangolli	59	President, North America
Volker Knappertz	52	Chief Medical Officer
Doug Snyder	53	Chief Legal Officer

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

(4)
An “independent director” as such term is defined in Rule 10A-3 under the Exchange Act.

Executive Directors
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
Executive Officers
Scott Giacobello has served as our Chief Financial Officer since March 2017. Mr. Giacobello has over 25 years of finance and operational experience. He is an accomplished executive who most recently and until its acquisition by Allergan, Inc. in late 2016, served as Chief Financial Officer for Chase Pharmaceuticals Corporation, a clinical stage biopharmaceutical company focused on the development and commercialization of improved treatments for neurodegenerative disorders. From 2008 through 2015, Mr. Giacobello held senior level finance positions at Allergan, Inc., most recently serving as Vice President of Finance for Global Research & Development. While at Allergan, he also served as Vice President of Corporate Finance and Vice President of Internal Audit & Compliance. Mr. Giacobello’s previous experience includes financial positions at the Black & Decker Corporation and Ernst & Young, LLP. Mr. Giacobello holds a bachelor’s degree in business administration from the University of Notre Dame and is a Certified Public Accountant.
Adam George joined GW in 2007 and was Group Financial Controller until June 1, 2012, at which time he joined the Board as Chief Financial Officer. On March 6, 2017, Mr. George was appointed as Managing Director, U.K., a newly-created executive role with broad leadership responsibilities for U.K. operations. Mr. George also acts as Company Secretary, a role he has held since he first joined the Company. Prior to joining GW, Mr. George occupied several senior finance roles within both listed and privately owned high growth businesses. From 2004 to 2007, Mr. George was Finance Director of Believe It Group Limited (now 4Com plc), a telecommunications service provider, having been Group Financial Controller from 2001 to 2004.
Chris Tovey has served as our Chief Operating Officer since October 2012. Prior to joining our Company, Mr. Tovey was at UCB Pharmaceuticals from 2006 to 2012. In his last role there, Mr. Tovey was the Vice President of Global Marketing Operations where he was responsible for worldwide marketing activities on a portfolio of UCB products including Keppra® (Anti-epileptic) generating over €2.0 billion in annual sales. Previous experience and roles at UCB included a number of multi-country product launches including Vimpat® (Anti-epileptic), Managing Director Greece and Cyprus, and leader of all UCB activities on the orphan narcotic medication Xyrem®, used in the treatment of narcolepsy. Mr. Tovey previously spent 18 years at GlaxoSmithKline plc in senior commercial roles in both the European and UK organizations. These roles included Director Commercial Strategy Distribution Europe, Director European Vaccine Therapy, Director Commercial Development UK, Director Vaccines Business Unit UK and Business Unit Manager Oncology UK While at GSK, Mr. Tovey worked across a wide range of therapeutic areas including neurology, infectious diseases, oncology, diabetes, respiratory, gastroenterology and immunology.
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

Volker Knappertz has served as our Chief Medical Officer since May 2017. Dr. Knappertz has over 25 years of clinical trial experience and 17 years of pharmaceutical drug development experience, holding leadership positions with responsibilities for managing international clinical trial and medical affairs programs. Most recently, as the Vice President of clinical development for multiple sclerosis, oncology and biosimilar products at Teva Pharmaceuticals, Dr. Knappertz oversaw multiple regulatory submissions and approvals in the U.S., Canada, Europe and Japan. Prior to joining Teva in 2012, Dr. Knappertz served in clinical and medical roles in CNS, CV, and biologics at Bayer Pharmaceuticals and AstraZeneca. Dr. Knappertz is a U.S. Board certified neurologist who received his residency training at Yale University, New Haven, CT where he served as chief resident and was fellowship trained at Wake Forest University, Winston-Salem, NC. He received his clinical scientist training and M.D. as well as a doctorate degree in research on glioblastoma from the University at Cologne in Germany.
Doug Snyder has served as our Chief Legal Officer since July 2017. Mr. Snyder brings more than 20 years of experience providing counsel in the pharmaceutical industry, at the FDA and in private practice. Prior to joining GW, he led the legal and compliance teams as Senior Vice President, General Counsel, and Secretary for Actelion U.S. Prior to that, Mr. Snyder held the position of Senior Vice President, General Counsel, Secretary at Eisai Inc. where he led the Legal, Compliance, Legislative Affairs, Internal Audit and Security Group. From 1999-2005, he was Vice-President, Associate General Counsel for GlaxoSmithKline. During his tenure at GSK, Mr. Snyder managed the legal and communications strategies related to some of the Company’s most high profile matters concerning the New York Attorney General, the U.S. department of Justice and the FDA. Before joining the pharmaceutical industry, he held the role of Associate General Counsel for the FDA where he counseled the Commissioner, appeared before Congress in key initiatives, and led the initial False Claims/Kickback cases against the pharmaceutical industry.
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
Thomas Lynch has served as a non-executive Director since 2010. Mr. Lynch currently serves as Chairman of the boards of Evofem Biosciences Inc., Profectus Biosciences Inc. and Adherium Inc. Mr. Lynch is also chairman of the Ireland East Hospital Group and the Mater Misericordiae University Hospital. Mr. Lynch serves on the board of a number of other privately held biotechnology companies. Mr. Lynch previously served as Chairman of Icon plc and was a member of its board for 22 years. Mr. Lynch has also worked in a variety of capacities in Amarin Corporation plc, Elan Corporation plc and Warner Chilcott plc. From 2001 to 2010, Mr. Lynch was a member of the Board of IDA Ireland (an Irish government investment agency). Mr. Lynch qualified as a chartered accountant with KPMG in 1983 and served as a partner in that firm from 1990 to 1993.

B.   Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the year ended September 30, 2016, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended September 30, 2016 to provide pension, retirement or similar benefits to, our directors, executive officers and non-employee directors.
Directors and Executive Management Board Compensation
Executive Director and Officer Compensation
For the year ended September 30, 2017, the table below sets forth the compensation paid to our directors, and, in the case of Messrs. Guy, Gover, Wright and George, reflects the compensation paid for their services as our executives.
Year Ended September 30, 2017 Executive Directors and Officer Compensation(1)
Name	Salary/Fees	Annual Bonus	Benefit Excluding Pension(2)	Pension Benefit(3)	Total
	£	£	£	£	£
Dr. Geoffrey Guy Executive Director Chairman	421,027	355,603	11,878	18,228	806,736
Justin Gover(4) Executive Director Chief Executive Officer	406,765	362,329	38,393	15,492	822,979
Scott Giacobello Executive Officer Chief Financial Officer	162,337	—	10,530	4,309	177,176
Adam George Executive Officer Managing Director – UK	251,132	198,248	7,200	10,162	466,742
Dr. Stephen Wright(5) Executive Officer Chief Medical Officer	159,095	243,564	7,804	12,485	422,948
Chris Tovey Executive Officer Chief Operating Officer	255,161	215,234	7,355	11,033	488,783
Julian Gangolli Executive Officer President, North America	329,658	324,830	3,567	11,395	669,450
Volker Knappertz Executive Officer Chief Medical Officer	117,936	38,433	6,077	—	162,446
Doug Snyder Executive Officer Chief Legal Officer	54,115	—	18,296	712	73,123
James Noble Non-Executive Director Deputy Chairman	69,600	—	—	—	69,600
Cabot Brown Non-Executive Director	68,181	—	—	—	68,181
Thomas Lynch(6) Non-Executive Director	—	—	—	—	—

(1)
For the year ended September 30, 2017, the compensation of Dr. Geoffrey Guy, Adam George, Dr. Stephen Wright, Chris Tovey, and James Noble are set and paid in pounds sterling (£). Compensation of James Noble and Cabot Brown are set in US dollars ($) and paid in pounds sterling. Compensation of Julian Gangolli is set and paid in US dollars ($). Compensation of Justin Gover is set and paid in a combination of pounds sterling and US dollars ($).

(2)
For our Executive Officers, these amounts represent the value of the personal benefits granted to our senior management for the year ended September 30, 2017, which include car allowance and medical and life insurance.

(3)
These amounts represent our contribution into money purchase and 401(k) plans.

(4)
The Remuneration Committee has agreed to indemnify the residual US tax suffered by Mr. Gover that occurred in respect of the gain on exercising options arising from the September 2013 LTIP award. Further details are provided in Note 26 to our consolidated financial statements.

(5)
Dr. Wright retired as Chief Medical Officer as of April 30, 2017, but remains an employee of the Group.

(6)
Mr. Lynch has waived his right to receive fees for his service as a Non-Executive Director.

Executive Officers Compensation
The compensation for each our executive directors and executive officers is comprised of the following elements: base salary, annual bonus, personal benefits, pension or 401(k) plan and long-term equity-based incentives. The total amount of compensation paid and benefits in kind granted to the members of our executive management board, whether or not a director, for the year ended September 30, 2017 was £4.2 million.
Bonus Plans
The discussion set forth below describes each bonus plan pursuant to which compensation was paid to our directors and our executive officers for our last full year.
Executive Officers are eligible for an annual bonus at the discretion of the Remuneration Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the Group as a whole based upon the achievement of strategic objectives set at the beginning of the year. The awards are normally limited to a maximum of 50% of basic salary, however in exceptional circumstances the annual maximum may increase up to 150% of base salary.
Outstanding Equity Awards, Grants and Option Exercise
During the year ended September 30, 2017 a total of 2,308,677 options to purchase ordinary shares were awarded to the directors and executive officers under our Long Term Incentive Plan.
Name of Director	Type of Plan	Granted	Nominal value	Exercise price	Date of exercise	Date of expiry
Dr. Geoffrey W. Guy	LTIP	138,672	0.1p	$100.52 per ADS	August 10, 2020	August 10, 2025
	LTIP	15,336	0.1p	0.1p	August 10, 2018	August 10, 2025
	LTIP	15,336	0.1p	0.1p	August 10, 2019	August 10, 2026
	LTIP	15,336	0.1p	0.1p	August 10, 2020	August 10, 2027
	LTIP	15,336	0.1p	0.1p	August 10, 2021	August 10, 2028
	LTIP	204,552	0.1p	0.1p	August 10, 2020	August 10, 2027
Justin Gover	LTIP	142,344	0.1p	$117.74 per ADS	January 6, 2020	January 6, 2027
	LTIP	17,517	0.1p	0.1p	January 6, 2018	March 15, 2019
	LTIP	17,517	0.1p	0.1p	January 6, 2019	March 15, 2020
	LTIP	17,517	0.1p	0.1p	January 6, 2020	March 15, 2021
	LTIP	17,517	0.1p	0.1p	January 6, 2021	March 15, 2022
	LTIP	233,568	0.1p	0.1p	January 6, 2020	March 15, 2021

Name of Director	Type of Plan	Granted	Nominal value	Exercise price	Date of exercise	Date of expiry
Scott Giacobello	LTIP	67,161	0.1p	$103.72 per ADS	May 18, 2020	May 18, 2027
	LTIP	8,135	0.1p	0.1p	May 18, 2018	March 15, 2019
	LTIP	8,135	0.1p	0.1p	May 18, 2019	March 15, 2020
	LTIP	8,135	0.1p	0.1p	May 18, 2020	March 15, 2021
	LTIP	8,135	0.1p	0.1p	May 18, 2021	March 15, 2022
	LTIP	108,465	0.1p	0.1p	May 18, 2020	March 15, 2021
Adam George	LTIP	52,560	0.1p	$117.40 per ADS	January 6, 2020	January 6, 2027
	LTIP	6,468	0.1p	0.1p	January 6, 2018	January 6, 2025
	LTIP	6,468	0.1p	0.1p	January 6, 2019	January 6, 2026
	LTIP	6,468	0.1p	0.1p	January 6, 2020	January 6, 2027
	LTIP	6,468	0.1p	0.1p	January 6, 2021	January 6, 2028
	LTIP	86,244	0.1p	0.1p	January 6, 2020	January 6, 2027
Chris Tovey	LTIP	52,560	0.1p	$117.40 per ADS	January 6, 2020	January 6, 2027
	LTIP	6,468	0.1p	0.1p	January 6, 2018	January 6, 2025
	LTIP	6,468	0.1p	0.1p	January 6, 2019	January 6, 2026
	LTIP	6,468	0.1p	0.1p	January 6, 2020	January 6, 2027
	LTIP	6,468	0.1p	0.1p	January 6, 2021	January 6, 2028
	LTIP	86,244	0.1p	0.1p	January 6, 2020	January 6, 2027
Julian Gangolli	LTIP	87,660	0.1p	$117.74 per ADS	January 6, 2020	January 6, 2027
	LTIP	10,788	0.1p	0.1p	January 6, 2018	March 15, 2019
	LTIP	10,788	0.1p	0.1p	January 6, 2019	March 15, 2020
	LTIP	10,788	0.1p	0.1p	January 6, 2020	March 15, 2021
	LTIP	10,788	0.1p	0.1p	January 6, 2021	March 15, 2022
	LTIP	143,832	0.1p	0.1p	January 6, 2020	March 15, 2021
Volker Knappertz	LTIP	150,442	0.1p	$103.72 per ADS	May 18, 2020	May 18, 2027
	LTIP	12,148	0.1p	0.1p	May 18, 2018	March 15, 2019
	LTIP	12,148	0.1p	0.1p	May 18, 2019	March 15, 2020
	LTIP	12,148	0.1p	0.1p	May 18, 2020	March 15, 2021
	LTIP	12,148	0.1p	0.1p	May 18, 2021	March 15, 2022
	LTIP	121,481	0.1p	0.1p	May 18, 2020	March 15, 2021
Doug Snyder	LTIP	82,956	0.1p	$117.40 per ADS	August 10, 2020	August 10, 2025
	LTIP	9,180	0.1p	0.1p	August 10, 2018	March 15, 2019
	LTIP	9,180	0.1p	0.1p	August 10, 2019	March 15, 2020
	LTIP	9,180	0.1p	0.1p	August 10, 2020	March 15, 2021
	LTIP	9,180	0.1p	0.1p	August 10, 2021	March 15, 2022
	LTIP	122,364	0.1p	0.1p	August 10, 2020	March 15, 2021
James Noble	LTIP	18,636	0.1p	$117.40 per ADS	January 6, 2020	January 6, 2027
	LTIP	9,168	0.1p	0.1p	January 6, 2020	January 6, 2027
Cabot Brown	LTIP	18,636	0.1p	$117.40 per ADS	January 6, 2020	January 6, 2027
	LTIP	9,168	0.1p	0.1p	January 6, 2020	January 6, 2027
Thomas Lynch	LTIP	18,636	0.1p	$117.40 per ADS	January 6, 2020	January 6, 2027
	LTIP	9,168	0.1p	0.1p	January 6, 2020	January 6, 2027

As of September 30, 2017, directors and executive officers held options to purchase 7,139,671 ordinary shares. During the year ended September 30, 2017, directors exercised and sold options over 1,697,437 ordinary shares.
We periodically grant share options to employees, directors, executive officers and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns employee interests with that of our shareholders.
Options issued under our Long Term Incentive Plan generally have an exercise price of £0.001 per share and are subject to a range of vesting periods from one to four years (although this could be shorter) and expire ten years from the date of grant (save in relation to options granted to a participant subject to the federal income tax laws of the United States, which may only be exercised for a short period following vesting). Generally, these options are also subject to a number of different performance conditions. If the relevant performance conditions are not achieved by the vesting date, the options lapse. In addition, generally, an option holder must remain an employee, director or consultant throughout the relevant vesting period, or the options will lapse. Options issued under the other share option schemes were all issued with an exercise price equal to the closing market price on the day prior to grant, a three-year vesting period and an expiration ten years from date of grant. The only condition linked to these awards was continued employment throughout the vesting period.
Pension, Retirement and Similar Benefits
For the year ended September 30, 2017, we and our subsidiaries contributed a total of £0.1 million into money purchase plans to provide pension, retirement or similar benefits to our directors and members of the executive management board. The Group does not operate any pension plans directly.
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
Dr. Guy’s service agreement provides for a base salary of £341,794 per annum (to be reviewed annually), a car allowance of £24,960 per annum, plus a monthly pension contribution of 17.5% of salary, permanent health insurance coverage, life assurance coverage and private health insurance, and a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion. With effect from January 1, 2017, Dr. Guy’s base salary was revised to £451,684 per annum, and entitlement to pension contributions and car allowance ceased. Dr. Guy’s service agreement provides that for 12 months following termination of his employment with GW Research Limited, he will not entice, induce or encourage any customer or employee to end their relationship with GW Research Limited or any other member of the Group, solicit or accept business from customers or engage in competitive acts more fully described in his service agreement.
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
On July 21, 2015, (i) this service agreement was novated to GW Pharmaceuticals plc by GW Research Limited and at the same time Mr. Gover’s commitment to GW Pharmaceutical plc was reduced to no more than 30 days per annum, to be worked outside the United States, and his base salary was reduced pro rata to £33,079 ($51,482) per annum (to be reviewed annually) and his entitlement to a car allowance and private health insurance from GW Pharmaceuticals plc were removed, and (ii) Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.), entered into a service agreement with Mr. Gover, which provides that his service will continue until either party provides no less than 12 months’ written notice. Upon notice of termination, Greenwich Biosciences, Inc. may require Mr. Gover not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. GW Research Limited may terminate Mr. Gover’s employment with immediate effect at any time by notice in writing for certain circumstances as described in his service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.
Mr. Gover’s service agreement with Greenwich Biosciences, Inc. provides for a base salary of  $446,177 per annum less the amount to be paid to Mr. Gover by GW Pharmaceuticals plc in the UK in respect of his role as its Chief Executive Officer (initially $51,482 per annum), plus a monthly pension contribution of 17.5% of salary once Greenwich Biosciences, Inc. has established its 401(k) Plan, subject to the annual statutory cap of  $9,000 per annum, car allowance of  $24,279 per annum, permanent health insurance coverage, life assurance coverage and private health insurance, and a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion. With effect from January 1, 2017, Mr. Gover’s base salary was revised to $540,000 per annum, and entitlement to pension contributions and car allowance ceased.
Scott Giacobello
On February 21, 2017, Mr. Giacobello accepted an offer for the role of Chief Financial Officer from Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.) with an effective start date of March 6, 2017.
Mr. Giacobello’s employment arrangement with Greenwich Biosciences, Inc. provides for a base salary of  $375,000 per annum, a target bonus of 50% of base salary on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion, plus life assurance coverage, matching contributions of up to 50% of the first 6% contributed by Mr. Giacobello to a 401(k) plan during any pay period, subject to the annual statutory cap of  $9,000 per annum and company-sponsored medical, dental, vision, life, AD&D and disability benefits.
Mr. Giacobello’s terms of employment specify that his employment is “at will” and may be terminated with immediate effect at any upon giving notice in writing. However, with effect from August 2, 2017, Greenwich Biosciences, Inc. entered into a change in control and severance benefit plan participation agreement with Mr. Giacobello under which in the event Mr. Giacobello is the subject of an involuntary termination, or his service with Greenwich Biosciences, Inc. is otherwise terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, he is entitled to receive between 9 and 18 months’ base salary (depending on the reason for termination), continued payment of health plan benefits for a period of between 9 and 18 months (depending on the reason for termination), and outplacement support. In the event his service is terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, Mr. Giacobello is also entitled to a severance bonus of up to 1.5 times his target bonus (depending on the reason for termination) and the vesting and exercisability of some or all of his unvested equity awards shall be accelerated (depending on the reason for termination).
Adam George
On June 1, 2012, GW Pharma Limited entered into a service agreement with Mr. George, our Managing Director — UK and former Chief Financial Officer. The service agreement provides for a base salary of £190,550 per annum (to be reviewed annually), plus a monthly pension contribution of 17.5% of salary, a car allowance of £15,600 per annum, life assurance coverage, the cost of membership for Mr. George, his spouse and children in a private patients medical plan, access to a permanent health insurance plan, and a discretionary bonus on such terms and of such amount as decided from time to time by the Remuneration Committee in its sole discretion. With effect from January 1, 2017, Mr. George’s base salary was revised to £273,881 per annum, and entitlement to pension contributions and car allowance ceased.
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
Chris Tovey
On July 11, 2012, GW Pharma Limited entered into a service agreement with Mr. Tovey, our Chief Operating Officer. The service agreement provides for a base salary of £206,876 per annum (to be reviewed annually), plus a monthly pension contribution of 17.5% of salary, a car allowance of £15,600 per annum, life assurance coverage, the cost of membership for Mr. Tovey, his spouse and children in a private patients medical plan, access to a permanent health insurance plan, and a discretionary bonus on such terms and of such amount as decided from time to time by the Remuneration Committee in its sole discretion. With effect from January 1, 2017, Mr. Tovey’s base salary was revised to £273,881 per annum, and entitlement to pension contributions and car allowance ceased.
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
Julian Gangolli
On May 6, 2015, Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.) entered into a service agreement with Mr. Gangolli, our President, North America. Mr. Gangolli’s service agreement provides that his service will continue until either party provides no less than one month’s written notice.

Upon notice of termination, Greenwich Biosciences, Inc. may pay Mr. Gangolli his salary in lieu of giving a month’s written notice. However, with effect from July 12, 2017, Greenwich Biosciences, Inc. entered into a change in control and severance benefit plan participation agreement with Mr. Gangolli under which in the event Mr. Gangolli is the subject of an involuntary termination, or his service with Greenwich Biosciences, Inc. is otherwise terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, he is entitled to receive between 9 and 18 months’ base salary (depending on the reason for termination), continued payment of health plan benefits for a period of between 9 and 18 months (depending on the reason for termination), outplacement support. In the event his service is terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, Mr. Gangolli is also entitled to a severance bonus of up to 1.5 times his target bonus (depending on the reason for termination) and the vesting and exercisability of some or all of his unvested equity awards shall be accelerated (depending on the reason for termination).
Mr. Gangolli’s service agreement with Greenwich Biosciences, Inc. provides for a base salary of $400,000 per annum (to be reviewed annually), less any amounts paid under his service agreement with GW Pharmaceuticals plc (described below), a bonus on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion, life assurance coverage, matching contributions of up to 50% of the first 6% contributed by Mr. Gangolli to a 401(k) plan, subject to the annual statutory cap of  $9,000 per annum and company-sponsored medical, dental and vision benefits. With effect from January 1, 2017, Mr. Gangolli’s base salary was revised to $420,240 per annum.
Volker Knappertz
On April 20, 2017, Dr. Knappertz accepted an offer for the role of Chief Medical Officer from Greenwich Biosciences, Inc. with an effective start date of May 15, 2017.
Dr. Knappertz’s employment arrangement with Greenwich Biosciences, Inc. provides for a base salary of  $420,000 per annum, a one-time retention bonus of  $79,000 should Dr. Knappertz remain continuously employed by Greenwich Biosciences, Inc. at December 31, 2017, a target bonus of 50% of base salary on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion, plus life assurance coverage, matching contributions of up to 50% of the first 6% contributed by Dr. Knappertz to a 401(k) plan during any pay period, subject to the annual statutory cap of  $9,000 per annum, and company-sponsored medical, dental, vision, life, AD&D and disability benefits.
Dr. Knappertz’s terms of employment specify that his employment is “at will” and may be terminated with immediate effect at any upon giving notice in writing. However, with effect from July 13, 2017, Greenwich Biosciences, Inc. entered into a change in control and severance benefit plan participation agreement with Dr. Knappertz under which in the event Dr. Knappertz is the subject of an involuntary termination, or his service with Greenwich Biosciences, Inc. is otherwise terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, he is entitled to receive between 9 and 18 months’ base salary (depending on the reason for termination), continued payment of health plan benefits for a period of between 9 and 18 months (depending on the reason for termination), and outplacement support. In the event his service is terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, Dr. Knappertz is also entitled to a severance bonus of up to 1.5 times his target bonus (depending on the reason for termination) and the vesting and exercisability of some or all of his unvested equity awards shall be accelerated (depending on the reason for termination).
Doug Snyder
On May 8, 2017, Mr. Snyder accepted an offer for the role of Chief Legal Officer from Greenwich Biosciences, Inc. with an effective start date anticipated to be July 10, 2017. Mr. Snyder’s employment commenced on July 24, 2017.
Mr. Snyder’s employment arrangement with Greenwich Biosciences, Inc. provides for a base salary of $410,000 per annum, a target bonus of 50% of base salary on such terms and of such amount as approved from time to time by the Remuneration Committee in its sole discretion, plus life assurance coverage, matching contributions of up to 50% of the first 6% contributed by Mr. Snyder to a 401(k) plan during any pay period, subject to the annual statutory cap of  $9,000 per annum, and company-sponsored medical, dental, vision, life, AD&D and disability benefits. Mr. Snyder is also entitled to receive relocation assistance in the amount of up to $30,000, which is repayable in whole or part if he voluntarily leaves his employ with Greenwich Biosciences, Inc. or is dismissed for cause, within 24 months from September 30, 2017.
Mr. Snyder’s terms of employment specify that his employment is “at will” and may be terminated with immediate effect at any upon giving notice in writing. However, with effect from August 9, 2017, Greenwich Biosciences, Inc. entered into a change in control and severance benefit plan participation agreement with Mr. Snyder under which in the event Mr. Snyder is the subject of an involuntary termination, or his service with Greenwich Biosciences, Inc. is otherwise terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, he is entitled to receive between 9 and 18 months’ base salary (depending on the reason for termination), continued payment of health plan benefits for a period of between 9 and 18 months (depending on the reason for termination), and outplacement support. In the event his service is terminated as a result of a change in control of Greenwich Biosciences, Inc. or GW Pharmaceuticals plc, or redundancy, Mr. Snyder is also entitled to a severance bonus of up to 1.5 times his target bonus (depending on the reason for termination) and the vesting and exercisability of some or all of his unvested equity awards shall be accelerated (depending on the reason for termination).
James Noble
On January 19, 2007, GW Pharmaceuticals plc appointed Mr. Noble Deputy Chairman and Non-Executive Director with effect from January 26, 2007. On February 1, 2016, GW Pharmaceuticals plc entered into an appointment letter with Mr. Noble, which continues for no specific duration. The appointment letter provides for Director’s fees of £63,000 per annum, plus reimbursement for all reasonable out-of-pocket expenses incurred on GW Pharmaceutical plc business and director’s and officer’s liability insurance, subject to the provisions governing such insurance and on such terms as our board of directors may from time to time decide. Mr. Noble’s agreement provides that he is not entitled to participate in any pension scheme and is not eligible for any other employee benefits. Mr. Noble is eligible to participate in the Company’s Long Term Incentive Plan under its rules. With effect from January 1, 2017, Mr. Noble’s fees were revised to $92,000 per annum, with pension contributions and car allowance aggregated within base pay.
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
On January 1, 2016, GW Pharmaceuticals plc entered into an appointment letter with Mr. Brown, which continues for no specific duration. The appointment letter provides for Director’s fees of  $70,000 plus reimbursement for all reasonable out-of-pocket expenses incurred on GW Pharmaceuticals plc’s business and director’s and officer’s liability insurance, subject to the provisions governing such insurance and on such terms as our board of directors may from time to time decide. Mr. Brown’s appointment letter provides that he is not entitled to participate in any pension and will not be eligible for other employee benefits. Mr. Brown is eligible to participate in the Company’s Long Term Incentive Plan under its rules. With effect from January 1, 2017, Mr. Brown’s fees were revised to $90,000 per annum, with pension contributions and car allowance aggregated within base pay.

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
Equity Compensation Plans
2017 GW Pharmaceuticals plc Long-Term Incentive Plan
Our board of directors adopted and our shareholders approved the 2017 GW Pharmaceuticals plc Long-Term Incentive Plan, or the 2017 Long-Term Incentive Plan, on March 14, 2017. The 2017 Long-Term Incentive Plan permits the grant of awards over our ordinary shares and our ADSs to any employee, director (including a non-executive director) of, or any consultant to, the Company and any of its subsidiaries (referred to in this annual report as “awards”), as summarized below.
Operation.   The 2017 Long-Term Incentive Plan is operated by the board of directors of the Company, or a duly authorised committee of the board, or a duly authorised person (together referred to in this summary as the “Board”), although some powers are reserved to the remuneration committee of the board (the “Remuneration Committee”).
Grant of awards.   Under the terms of the 2017 Long-Term Incentive Plan the Remuneration Committee may grant awards to acquire either the Company’s ordinary shares or the Company’s ADSs. The 2017 Long-Term Incentive Plan allows for the grant of awards in the form of: (a) conditional awards, which are rights to receive shares for free automatically to the extent the award vests; and (b) options, which are awards under which the participant can buy shares, to the extent the award has vested, during the exercise period at a price (which may be nominal value) set when the option is granted. Options may be granted on terms that they are automatically exercised on vesting. The 2017 Long-Term Incentive Plan allows for the grant of options to US employee participants that may qualify as “incentive stock options” under Section 422 of the US Internal Revenue Code. The 2017 Long-Term Incentive Plan also provides for invitations to be made to participants to acquire “investment shares” using their own money or after-tax bonuses. Where a participant acquires investment shares, they will also be granted a matching award (which may be either a conditional award or an option). The Remuneration Committee may also grant cash-based awards of an equivalent value to share-based awards, or settle share-based awards in cash. An award may not be granted more than 5 years after shareholder approval of the 2017 Long-Term Incentive Plan. No payment is required for the grant of an award (other than in connection with the acquisition of investment shares as described above). Awards are not pensionable.
Individual limit.   A participant may not receive awards in any financial year which have a fair value (calculated as at the relevant grant date in accordance with generally accepted methodologies) which exceeds 600% of his base salary or fees, as appropriate, save where the Remuneration Committee decides that exceptional circumstances exist, such as in relation to the recruitment or retention of an eligible employee, then awards may be granted to him in excess of this limit.
Performance conditions.   The vesting of awards may be subject to performance conditions set by the Remuneration Committee. The Remuneration Committee may also vary the performance conditions applying to existing awards if an event has occurred which causes the Remuneration Committee reasonably to consider that it would be appropriate to amend the performance conditions.
Vesting of Awards.   Awards normally vest three years after grant to the extent that any performance conditions have been satisfied and provided the participant is still employed in the Company’s group. Awards may, however, vest earlier or later than the third anniversary of grant if the Remuneration Committee so determines at the date of grant. In addition, awards may vest before the normal vesting date upon certain types of terminations and corporate events, and if and to the extent the Remuneration Committee so determines in its discretion. Matching Awards will also only vest if the investment shares have been retained by the participant. On the vesting of a matching award, the participant will be able to sell or otherwise transfer his related investment shares (subject to any shareholding requirement which may apply to the participant). If a participant transfers, charges or otherwise disposes of his investment shares before the vesting of his associated matching award then that matching award will lapse pro-rata to the number of the related investment shares so treated. Once vested, options may generally be exercised at any time until the tenth anniversary of the date of grant (subject to earlier lapse in accordance with the rules, for instance for leavers or following a corporate event). However, for options granted to US participants which have an exercise price lower than the fair market value at the date of grant, the options must generally be exercised upon or within a short period of having vested.
As a general rule, if a participant ceases to be a director or employee of, or a consultant to, us or our affiliates before the normal vesting date of an award the award will lapse upon cessation of service. However, if a participant ceases to be a director or employee of, or a consultant to, us or our affiliates before the normal vesting date of an award by reason of  (i) death, (ii) retirement with the agreement of the Remuneration Committee (in the case of our executive directors or senior management) or the employer or company to whom the participant provides services (in the case of other participants), (iii) ill health, injury or disability, (iv) redundancy, (v) his office, employment or consultancy contract is with a company that ceases to be one of our affiliates or relating to a business or part of a business which is transferred to an unrelated third party or (vi) for any other reason that the Remuneration Committee determines (a so-called “good leaver”), then the leaver’s unvested awards will generally vest on the date when they would have vested if they had not so ceased, subject to the performance condition being satisfied at that time. The Remuneration Committee also has the discretion to reduce the number of shares which would otherwise vest in these circumstances. Alternatively, the Remuneration Committee may decide that a good leaver’s award will vest when they leave (or a later date, but before the normal vesting date), in which circumstances the Remuneration Committee can determine the extent that any performance conditions shall be deemed met at that time, and may then determine a further reduction to the number of shares which would otherwise vest as a result of the participant leaving before the normal vesting date.
Tax liabilities.   Under the 2017 Long-Term Incentive Plan, where a participant has a tax or social security contributions liability arising from the vesting or exercise of an award for which a group company is obliged to account, the award shall not vest or be exercised until the participant has entered into arrangements satisfactory to the Board to ensure that the relevant group company will receive that amount.

Similar arrangements apply in relation to any social security liability of a group company (employer national insurance contributions or equivalent outside the United Kingdom) arising from the vesting or exercise, to the extent that the Remuneration Committee so requires (and where permitted in the relevant jurisdiction). These liabilities may be settled by the Company selling some of the shares subject to the award on behalf of the participant, or by withholding the number of shares from the award equal in value to the amount of the liabilities (in which latter case fewer shares will be delivered in settlement of the award) or in such other manner determined by the Remuneration Committee.
Participants’ rights.   Awards made under the 2017 Long-Term Incentive Plan will not confer any shareholder rights until they have vested or have been exercised (as applicable) and the participants have received their shares. The Remuneration Committee may decide that participants will receive a payment (in cash and/or shares) on or shortly following the vesting of their awards of an amount equivalent to the dividends that would have been paid on those shares between the time when the awards were granted and the time when they vest. Alternatively, participants may have their awards increased as if dividends were paid on the shares subject to their award and then reinvested in further shares.
Rights attaching to Shares.   Any shares allotted when an award vests under 2017 Long-Term Incentive Plan or is exercised will rank equally with shares then in issue (except for rights arising by reference to a record date prior to their allotment).
Limits on shares and awards.   The 2017 Long-Term Incentive Plan may operate over new issue Shares or existing Shares. The Company may not grant awards in any calendar year under the 2017 Long-Term Incentive Plan if at the time of the proposed grant that grant would cause the aggregate number of new ordinary shares which have been or may be issued pursuant to rights granted during the ten calendar years ending with that year under the 2017 Long-Term Incentive Plan, any other employee share plan operated by the Company and any other share incentive arrangement operated by the Company for the benefit of directors of, or consultants to, the Company or any subsidiary of the Company to exceed 10% of the issued share capital at that time. In addition, there is an overall limit on the number of ordinary shares which may be issued pursuant to awards granted under the 2017 Long-Term Incentive Plan of 15,000,000 (equivalent to 1,250,000 ADSs) (the “Overall Share Limit”). There is also a limit of 5,000,000 on the maximum number of ordinary shares that may be acquired by US employee participants pursuant to options that qualify as “incentive stock options” under Section 422 of the US Internal Revenue Code. These limits are subject to adjustment upon stock splits or similar transactions).
Takeovers and Corporate Events.   In the event of a completed takeover or winding up of the Company (not being an internal corporate reorganisation), all unvested awards will vest early to the extent that the Remuneration Committee determines in its absolute discretion. In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards over shares in a new holding company unless the Committee decides that awards should vest on the basis which would apply in the case of a takeover. If a demerger, special dividend or other similar event is proposed which, in the opinion of the Remuneration Committee, would affect the market price of shares to a material extent, then the Remuneration Committee may decide that awards will vest on the basis which would apply in the case of a takeover as described above.
Adjustment of Awards.   In the event that there is any variation in our share capital or any demerger, special dividend or other similar event which affects the market price of our shares to a material extent, the Remuneration Committee may make such adjustments as it considers appropriate to the number of shares subject to an award and/or the exercise price payable (if any).
Transferability.   Except in limited circumstances award under the 2017 Long-Term Incentive Plan may be transferred, assigned, charged or otherwise disposed of  (except on death to the recipient’s personal representatives) and will lapse immediately upon an attempt to do so. The limited circumstances in which an award under the 2017 Long-Term Incentive Plan may be transferred, assigned, charged or otherwise disposed of is as follows: participants resident in the United States of America may, with the permission of the Remuneration Committee, transfer an award to family members by gift or pursuant to a domestic relations order. An award under the 2017 Long-Term Incentive Plan will lapse immediately if the recipient of an Award is declared bankrupt.

Amendment and Termination.   The 2017 Long-Term Incentive Plan will expire five years after the date that it was approved by our shareholders and no awards may be granted thereunder after the expiration date. The Committee may, at any time, alter the 2017 Long-Term Incentive Plan in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing the limits on participation and the overall limits on the issue of Shares or the transfer of treasury shares. The 2017 Long-Term Incentive Plan contains an express prohibition on the Company’s ability to reprice or cancel any options with an option price greater than the current fair market value of the shares in exchange for cash or other awards, unless our shareholders approve such action within the prior twelve months. The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the 2017 Long-Term Incentive Plan to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Company’s group. Shareholder approval will also not be required for any amendments to any performance condition applying to an award.
2008 GW Pharmaceuticals plc Long-Term Incentive Plan
Our board of directors adopted and our shareholders approved the 2008 GW Pharmaceuticals plc Long-Term Incentive Plan, or the 2008 Long-Term Incentive Plan, on March 18, 2008, and it has subsequently been amended in accordance with its terms. The 2008 Long-Term Incentive Plan permits the grant of awards over our ordinary shares to be granted to our employees, directors and consultants, referred to in this annual report as Awards, all summarized below.
Types of Award.   Under the 2008 Long-Term Incentive Plan, the Remuneration Committee may grant Matching Awards (which are granted in connection with invitations to participants to acquire Investment Shares, see the following paragraph) or Performance Awards (awards other than Matching Awards). Awards are in the form of either an option to purchase our ordinary shares, referred to in this Annual Report as an Option or a conditional right to acquire a number of our ordinary shares for no payment upon vesting, referred to in this Annual Report as a Conditional Award. Awards may be granted only within the six weeks beginning with the dealing date after the date on which we announce our results for any period or at any other time that the Committee determines that the circumstances justify the grant. The Remuneration Committee may determine that any Conditional Award or Option may be settled in cash rather than ordinary shares unless it would be unlawful to do so or if it would cause adverse tax or social security contribution consequences for the participant or us or our affiliates.
Matching Awards and Investment Shares.   The Remuneration Committee may invite any eligible employee to participate in the 2008 Long-Term Incentive Plan by purchasing ordinary shares, which are referred to as Investment Shares in this Annual Report. The invitation will specify the maximum amount of Investment Shares which can be purchased, the procedure for purchasing the Investment Shares, the maximum number of ordinary shares which may be received as a Matching Award and other terms of the Award. A “Return Date” will also be specified which is the date by which the invitation to participate must be accepted. As soon as practicable after the Return Date, we procure the acquisition of the Investment Shares and the participant is granted a Matching Award. The participant will have full rights with respect to the Investment Shares. Any ordinary shares subject to a Matching Award with respect to Investment Shares will be transferred to the participant when the Matching Award vests.
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
Limits on Ordinary Shares and Awards.   No Award may be made under the 2008 Long-Term Incentive Plan in any calendar year if, at the time of the proposed grant date, it would cause the number of our ordinary shares allocated on or after June 28, 2001 and in the period of ten calendar years ending with that calendar year under the 2008 Long-Term Incentive Plan, any other employee share plan operated by us or any other share incentive arrangement operated by us for the benefit of directors or consultants to any participating company to exceed ten percent of our ordinary share capital in issue at that time. Ordinary shares are generally considered to be allocated if they are subject to outstanding options to acquire unissued shares or treasury shares, if they are issued or transferred from treasury otherwise than pursuant to an option or other right to acquire the ordinary shares, or, in certain circumstances, if they are issued or may be issued to any trustees to satisfy the grant of an option or other contractual right. Existing shares other than treasury shares that are transferred or over which options or other contractual rights are granted are not treated as allocated. Special rules apply to the determination of whether shares are allocated in the case of awards that expire or are settled in cash or where institutional investor guidelines cease to require the shares to be counted as allocated. In addition, the aggregate number of shares in relation to which Awards may be made pursuant to the 2008 Long-Term Incentive Plan after March 14, 2013 shall not exceed 15 million.
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
Transferability.   No award under the 2008 Long-Term Incentive Plan may be transferred, assigned, charged or otherwise disposed of  (except on death to the recipient’s personal representatives) and will lapse immediately upon an attempt to do so. In addition, an award under the 2008 Long-Term Incentive Plan will lapse immediately if the recipient of an Award is declared bankrupt.
Amendment and Termination.   The 2008 Long-Term Incentive Plan will expire ten years after the date that it was approved by our shareholders and no awards may be granted thereunder after the expiration date. The Committee may, at any time, alter the 2008 Long-Term Incentive Plan or the terms of any Award; provided, however, that no alteration to the benefit of a participant or potential participants will be made to the provisions relating to the individual limits on participation, the overall limits on the issue of ordinary shares or transfer of treasury shares, the overall limit on the number of ordinary shares which may be subject to Awards or the foregoing restrictions without approval of our ordinary shareholders. Minor alterations to benefit the administration of the 2008 Long-Term Incentive Plan, to take into account changes in law or obtain or maintain favorable tax treatment, exchange control or regulatory treatment for participants or us and our affiliates or alterations to performance conditions are not subject to shareholder approval. Alterations to the disadvantage of participants (other than changes to performance conditions) may not be made unless all participants have the opportunity to approve the change and the change is approved by a majority of the participants. Although performance conditions can generally be altered by the Committee, we have undertaken to consult with our major shareholders prior to altering any performance conditions existing as of January 18, 2008.
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
C.   Board Practices.
Board Composition
Our business affairs are managed under the direction of our board of directors, which is currently composed of five members. As a foreign private issuer, we have elected to follow home country practices in lieu of Nasdaq Global Market requirement that a majority of our board qualify as independent directors. Three of our directors qualify as independent directors under Rule 5605(a)(2) of the Nasdaq Stock Market, Marketplace Rules.
Terms of Directors and Executive Officers
Our executive officers are selected by and serve at the discretion of our board of directors. A director may be removed by an ordinary resolution passed by our shareholders in a general meeting.
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

•
reviewing all related-party transactions on an ongoing basis;

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

•
reviewing and approving the compensation package for our Executive Directors and Officers;

•
reviewing and approving corporate goals and objectives relevant to the compensation of our executive directors, including, our chief executive officer, evaluating the performance of those Executive Directors and Officers in light of those goals and objectives, and setting the compensation level of those executive directors, including, our chief executive officer, based on this evaluation; and

•
reviewing periodically and making recommendations to the board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominations Committee
Our Nominations Committee is comprised of our three non-executive directors, Mr. Thomas Lynch Mr. James Noble, and Mr. Cabot Brown and each of the members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Mr. Lynch serves as chair of this committee.
The Nominations Committee meets at least twice a year and reviews the structure, size and composition of the board of directors, supervising the selection and appointment process of directors, making recommendations to the board of directors with regard to any changes and using an external search consultancy if considered appropriate. For new appointments, the Nominations Committee makes a final recommendation to the board of directors, and the board has the opportunity to meet the candidate prior to approving the appointment. Once appointed, the Nominations Committee oversees the induction of new directors and provides the appropriate training to the board during the course of the year in order to ensure that each member has the knowledge and skills necessary to operate effectively. The Nominations Committee is also responsible for annually evaluating the performance of the board, both on an individual basis and for the board as a whole, taking into account such factors as attendance record, contribution during board meetings and the amount of time that has been dedicated to board matters during the course of the year. Mr. Thomas Lynch serves as Chair of the Nominations Committee and oversees the evaluation of the board’s performance. Mr. Lynch’s own performance as Chairman of the Committee and in his capacity as a member of the Board is reviewed annually by Mr. Noble, in his capacity as senior independent director, taking into account feedback from other members of the board of directors.
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
D.   Employees.
The number of employees by function and geographic location as of the end of the period for our fiscal years ended September 30, 2017, 2016 and 2015 was as follows:
	2017	2016	2015
By Function:
Research and development	271	268	207
Manufacturing and operations	118	80	56
Quality control and assurance	69	61	51
Commercial	41	15	7
Management and administrative	84	72	48
Total	583	496	369
By Geography:
United Kingdom	475	425	342
North America	108	71	27
Total	583	496	369

We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our relationships with our employees around the world are good.
E.   Share Ownership.
See Item 7, below.

Item 7   Major Shareholders and Related Party Transactions.
A.   Major Shareholders.
The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of September 30, 2017, by:
•
each of our directors and executive officers; and

•
each person known to us to own beneficially more than 5% of our ordinary shares as of September 30, 2017.

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
Unless otherwise indicated, the address for each of the shareholders in the table below is c/o GW Pharmaceuticals plc, Sovereign House, Vision Park, Chivers Way, Histon, Cambridge, CB24 9BZ, United Kingdom.
Ordinary Shares Beneficially Owned(2)
Name of Beneficial Owner(1)	Number	Percent
Greater than 5% Shareholders
Capital Research and Management Company(3)	44,594,160	14.7
Scopia Capital Management LP(4)	35,856,228	11.8
Prudential plc group of companies(5)	23,972,808	7.9
Janus Henderson Group plc(6)	16,251,564	5.3
Named Executive Officers and Directors
Dr. Geoffrey Guy(7)	10,775,909	3.5
Mr. Justin Gover(8)	—	*
Mr. Thomas Lynch	—	*
Mr. James Noble	—	*
Mr. Adam George(9)	—	*
Mr. Julian Gangolli	—	*
Mr. Chris Tovey	—	*
Mr. Cabot Brown	—	*
Mr. Scott Giacobello	—	*
Dr. Volker Knappertz	—	*
Mr. Doug Snyder	—	*
All Named Executive Officers and Directors as a Group (11 persons)		*

*
Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
The business addresses for the listed beneficial owners are as follows: Prudential plc group of companies — Laurence Pountney Hill, London, EC4R 0HH; Scopia Capital Management LP — 152 West 57th Street, 33rd Floor, New York, NY 10019; Fidelity Management & Research Co. — 245 Summer Street, Boston, MA 02210

(2)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 304,439,740 ordinary shares outstanding on September 30, 2017.

(3)
Capital Research and Management Company, or CRMC, a U.S. – based investment management company, holds these shares in the form of ADSs. The Capital Group Companies, Inc. is the parent company of CRMC. The business address for CRMC is 333 South Hope Street, Los Angeles, CA 90071.

(4)
Scopia Capital Management LP, a U.S.-based investment management company, holds these shares in the form of ADSs. The business address for Scopia Capital Management LP is 152 West 57th Street, New York, NY 10019.

(5)
Includes (i) 23,972,808 ordinary shares indirectly held by Prudential plc, (ii) 23,972,808 ordinary shares indirectly held by M&G Group Limited, a wholly owned subsidiary of Prudential plc, (iii) 23,972,808 ordinary shares indirectly held by M&G Limited, a wholly owned subsidiary of M&G Group Limited, (iv) 23,972,808 ordinary shares indirectly held by M&G Investment Management Limited, a wholly owned subsidiary of M&G Limited and (v) 23,972,808 ordinary shares held of record by M&G Securities Limited, a wholly owned subsidiary of M&G Limited. The business address for Prudential plc is 225 W Wacker Drive Suite 1200, Chicago, IL60606.

(6)
The business addresses for the listed beneficial owners are as follows: Janus Henderson Group plc, a U.K.-based investment management company, is located at 201 Bishopsgate, London, EC2M 3AE; Janus Capital Management LLC, a U.S.-based investment management company, is located at 151 Detroit St., Denver, CO 80206.

(7)
Includes 25,000 ordinary shares beneficially owned by Dr. Guy’s spouse, 523,925 shares held by a pension plan of which Dr. Guy and his spouse are beneficiaries, and options to purchase 128,053 ordinary shares that have vested.

(8)
Includes 2,143,314 ordinary shares beneficially owned by The Gover Family Investment LLP, of which Mr. Gover owns 99% and the remaining 1% is held by his spouse.

(9)
Includes 21,696 shares held by his personal pension plan, 5,912 shares owned personally and options to purchase 507,572 ordinary shares that have vested.

Our major shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Citibank, N.A. is the holder of record for our ADS program, whereby each ADS represents twelve ordinary shares. As of September 30, 2017, Citibank, N.A. held 283,563,168 ordinary shares representing 93% of our issued share capital held at that date. As of September 30, 2017, we had a further 723,622 ordinary shares held by 11 U.S. resident shareholders of record, representing less than one percent of total voting power. Certain of these ordinary shares and ADSs were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the U.S. is not representative of the number of beneficial holders or of the residence of beneficial holders.
B.   Related Party Transactions.
During the three year period ended September 30, 2017, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of our directors, members of our executive management board, associates, holders of more than 10% of any class of our voting securities, or any affiliates or member of the immediate families of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in the section of this Annual Report titled “Management.”
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
C.   Interests of Experts and Counsel.
Not Applicable.
Item 8   Financial Information.
A.   Consolidated Statements and Other Financial Information.
See “Item 18. Financial Statements.”
B.   Significant Changes.
There have been no significant changes since September 30, 2017.
Item 9   The Offer and Listing.
A.   Offer and Listing Details.
Price History of Stock
The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Global Market in U.S. dollars.
	Price Per ADS
	High	Low
Annual (Year Ended September 30):
2013 (May 1, 2013 through September 30, 2013)	$17.75	$8.51
2014	$107.35	$17.01
2015	$129.69	$61.55
2016	$132.73	$36.64
2017	$134.02	$94.14
2018 (through December 1, 2017)	$128.15	$98.51
Quarterly:
First Quarter 2015	$82.33	$61.55
Second Quarter 2015	$100.48	$69.61
Third Quarter 2015	$129.69	$90.58
Fourth Quarter 2015	$129.01	$88.78
First Quarter 2016	$92.27	$64.96
Second Quarter 2016	$85.24	$36.64
Third Quarter 2016	$94.19	$73.64
Fourth Quarter 2016	$132.73	$80.65
First Quarter 2017	$134.02	$109.28
Second Quarter 2017	$132.51	$112.38
Third Quarter 2017	$120.81	$94.14
Fourth Quarter 2017	$117.16	$98.75
First Quarter 2018 (through December 1, 2017)	$128.15	$98.51

	Price Per ADS
	High	Low
Most Recent Six Months:
June 2017	$104.72	$94.14
July 2017	$117.21	$100.10
August 2017	$117.61	$98.75
September 2017	$112.27	$101.49
October 2017	$114.54	$98.51
November 2017	$128.15	$110.24
December 2017 (through December 1, 2017)	$122.95	$122.95
On September 29, 2017, and December 1, 2017, the last reported sale prices of our ADSs on the Nasdaq Global Market were $101.49 per ADS and $122.95 per ADS, respectively.
B.   Plan of Distribution.
Not Applicable.
C.   Markets.
Our ordinary shares underlie ADSs listed on the Nasdaq Global Market under the symbol “GWPH.” The depositary for the ADSs holds twelve ordinary shares for every ADS.
D.   Selling Shareholders.
Not Applicable.
E.   Dilution.
Not Applicable.
F.   Expenses of the Issue.
Not Applicable.
Item 10   Additional Information.
A.   Share Capital.
Not Applicable.
B.   Memorandum and Articles of Association.
The information called for by this item has been reported previously in our Registration Statement on form F-3 (File No. 333-217329), filed with the SEC April 17, 2017 under the heading “Description of Share Capital” and is incorporated by reference into this Annual Report.
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
Taxation of Dividends and Other Distributions on the ADSs
Subject to the PFIC rules discussed below, the gross amount of cash distributions made by us to you with respect to the ADSs will generally be includable in your gross income as dividend income on the date of receipt by the depositary bank, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in any non-U.S.currency. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
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
Based on our estimated gross income, the average value of our assets, including goodwill, and the nature of our active business, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our taxable year ended September 30, 2017. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of life sciences companies can be especially volatile). Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization and the value of our goodwill, a decline in the value of our shares could affect the determination of whether we are a PFIC. We do not intend to make a determination of our or any of our future subsidiaries’ PFIC status in the future.
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
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S.Internal Revenue Service and furnishing any required information. If a U.S. Holder owns ADS during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) generally must file a U.S. Internal Revenue Service Form 8621 with such holder’s federal income tax return for that year.
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

An individual U.K. Holder will be exempt from U.K. income tax (by applying a nil rate of tax) on the first £5,000 or, from April 6, 2018, £2,000 of dividend income received by such individual U.K. Holder in a tax year, regardless of the amount of the individual’s other taxable income.
Dividend income in excess of the £5,000, or, from April 6, 2018, £2,000 allowance will be taxed at the rate of 7.5% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, does not exceed the basic rate income tax limit, at the rate of 32.5% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, exceeds the basic rate income tax limit but does not exceed the higher rate income tax limit, and at the rate of 38.1% to the extent that the dividend, when treated as the top slice of the relevant U.K. Holder’s income, exceeds the higher rate income tax limit.
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
Taxation of disposals
U.K. Holders
A disposal or deemed disposal of ordinary shares or ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ordinary shares or ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2017/2018 tax year is £11,300. If, after all allowable deductions, an individual U.K. Holder’s total taxable income (which, for the avoidance of doubt, includes any dividend income within the £5,000 or £2,000 nil rate band described above) for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 20%. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year does not exceed the basic rate income tax limit, and assuming the individual does not have any other taxable capital gains in the tax year that would use up the remaining basic rate allowance, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 10% on an amount that, when treated as the top slice of the relevant U.K. Holder’s income/gains, does not exceed the basic rate income tax limit and at 20% on the remainder.
A disposal of ordinary shares or ADSs by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Such a holder may, subject to the restriction described below, be entitled to an indexation allowance, which applies to reduce capital gains to take account of inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss. The U.K. government announced as part of the Autumn Budget 2017 that, for disposals on or after 1 January 2018, indexation allowance will only be available for periods up to December 2017.
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
Based on current published HMRC practice and recent case law, there should be no U.K. stamp duty reserve tax (“SDRT”) payable on the issue of ordinary shares to a depositary receipt system or a clearance service (for example DTC).
Transfers, other than transfers which are integral to the raising of new capital, of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services, has generally been regarded by HMRC as subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred. In practice, this liability for stamp duty or SDRT has in general been borne by such person depositing the relevant shares in the depositary receipt system or clearance service. Recent case law has cast doubt as to whether HMRC’s position regarding transfer to clearance services (and, by extension, depositary systems) is correct. However, HMRC’s publicly stated position as at the date of this document remains as stated above. Transfers of ordinary shares between depositary receipt systems and clearance services will generally be exempt from stamp duty and SDRT.
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

At September 30, 2017, our cash and cash equivalents consisted of very short-term cash deposits with maturities of less than 90 days, in order to maximize the liquidity of our funds during a period of economic uncertainty and increased concern about counterparty credit risk.
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
Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of September 30, 2017, our disclosure controls and procedures in internal control over financial reporting were effective.
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

Our management, with the participation of our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2017. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control — Integrated Framework (2013) issued by the COSO as at September 30, 2017. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at September 30, 2017.
The Group’s internal control over financial reporting at September 30, 2017 has been audited by Deloitte LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is included in Item 15C. Deloitte LLP has also audited the consolidated financial statements as at and for the year ended September 30, 2017 and their report expressed an unqualified opinion on those financial statements.
C.   Attestation Report of the Registered Public Accounting Firm.
To the Board of Directors and Shareholders of GW Pharmaceuticals plc
We have audited the internal control over financial reporting of GW Pharmaceuticals plc and subsidiaries (the “Company”) as at September 30, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2017, based on the criteria established in Internal Control —  Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended September 30, 2017 and our report dated December 4, 2017 expressed an unqualified opinion on those financial statements.
D.   Changes in Internal Control Over Financial Reporting.
There have been no changes in our internal control over financial reporting identified in connection with the evaluation described above in “Internal Control Over Financial Reporting” that occurred during the year ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C.
Principal Accountant Fees and Services.

Our financial statements have been prepared in accordance with IFRS and are audited by Deloitte LLP, our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.
Deloitte LLP has served as our independent registered public accountant for each of the years ended September 30, 2017, September 30, 2016 and September 30, 2015 for which audited statements appear in this Annual Report.
The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by Deloitte LLP.
	Year ended September 30,
	2017	2016
	(in thousands)
Audit Fees	£533	£450
Audit-Related Fees(1)	122	184
All Other Fees(2)	—	—
Total	£655	£634

(1)
For the years ended September 30, 2017 and September 30, 2016, audit-related fees includes fees for the performance of interim reviews, and assuring reporting on historical financial information included in the Company’s shelf registration statements and SEC registration statements in connection with following offerings on the Nasdaq Global Market.

(2)
No fees incurred in this category.

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
Item 18
Financial Statements.

The financial statements are filed as part of this Annual Report beginning on page F-1.
Item 19
Exhibits

Exhibit Number	Description of Exhibit
1.1*	Memorandum & Articles of Association of GW Pharmaceuticals plc. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
2.1*	Form of specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
2.2(1)*	Form of Deposit Agreement among GW Pharmaceuticals plc, Citibank, N.A., as the depositary bank and all Holders and Beneficial Owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
2.3(1)*	Form of American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.1†*	Licence and Distribution Agreement between Bayer AG Division Pharma and GW Pharma Limited., dated May 20, 2003 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.2†*	Amendment Number 1 to the Licence and Distribution Agreement, dated November 4, 2003 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.3*	Amendment Number 2 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Healthcare AG Division Pharma, dated January 14, 2004 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.4†*	Amendment Number 3 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Healthcare AG Division Pharma, dated March 1, 2005 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.5†*	Amendment Number 4 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Healthcare AG Division Pharma, dated May 10, 2005 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.6*	Amendment Number 5 to the Licence and Distribution Agreement between GW Pharma Limited. and Bayer Schering Pharma AG (f/k/a Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.7†*	Supply Agreement between Bayer AG and GW Pharma Limited, dated May 20, 2003 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

Exhibit Number	Description of Exhibit
4.8†*	Amendment Number 1 to the Supply Agreement between GW Pharma Limited. and Bayer Healthcare AG, dated November 4, 2003 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.9†*	Amendment Number 2 to the Supply Agreement between GW Pharma Limited. and Bayer Healthcare AG, dated May 10, 2005 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.10†*	Amendment Number 3 to the Supply Agreement between GW Pharma Limited. and Bayer Schering Pharma AG (f/k/a Bayer AG, Bayer HealthCare, Division Pharma), dated March 10, 2010 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.11†*	Product Commercialisation and Supply Consolidated Agreement between GW Pharma Limited and Almirall Prodesfarma, S.A., dated June 6, 2006 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.12†*	Amendment No. 1 to the Product Commercialisation and Supply Consolidated Agreement between GW Pharma Limited. and Laboratorios Almirall S.A., dated March 4, 2009 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.13†*	Amendment to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Limited. and Almirall S.A., dated July 23, 2010 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.14†*	Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Limited. and Almirall S.A., dated November 17, 2011 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.15†*	Amendment and Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement, dated June 6, 2006 between GW Pharma Limited. and Almirall S.A., dated March 13, 2012 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.16†*	Research Collaboration and Licence Agreement between GW Pharma Limited. and GW Pharmaceuticals plc and Otsuka Pharmaceutical Co., Ltd., dated July 9, 2007 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.17†*	Amendment No. 1 to Research Collaboration and Licence Agreement, dated March 14, 2008 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.18†*	Amendment No. 2 to Research Collaboration and Licence Agreement, dated June 29, 2010 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.19†*	Development and Licence Agreement between GW Pharma Limited. and GW Pharmaceuticals Plc and Otsuka Pharmaceutical Co., Ltd., dated February 14, 2007 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

Exhibit Number	Description of Exhibit
4.20†*	Amendment No. 1 to Development and Licence Agreement, dated November 1, 2008 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.21†*	Letter amending Development and Licence Agreement, dated October 21, 2010 (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.22†*	Distribution and Licence Agreement, dated April 8, 2011, by and between GW Pharma Limited. and Novartis Pharma AG (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.23†*	Manufacturing and Supply Agreement, dated November 9, 2011, by and between Novartis Pharma AG and GW Pharma Limited. (incorporated by reference to Exhibit 10.23 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.24†*	Production Supply Agreement, dated March 7, 2007 (incorporated by reference to Exhibit 10.24 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.25†*	Lease, dated July 6, 2009 (incorporated by reference to Exhibit 10.25 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.26†*	Lease, dated October 9, 2009 (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.27†*	Lease, dated April 6, 2011 (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.28†*	Lease, dated October 12, 2011 (incorporated by reference to Exhibit 10.28 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.29†*	Lease, dated January 6, 2012 (incorporated by reference to Exhibit 10.29 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.30†*	Agreement for Lease, dated April 4, 2012 (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.31*	Occupational Underlease, dated August 11, 2010 (incorporated by reference to Exhibit 10.31 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.32*	Lease, dated May 24, 2011 (incorporated by reference to Exhibit 10.32 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.33*	Tenancy Agreement, dated November 19, 2012 (incorporated by reference to Exhibit 10.33 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.34*	Service Agreement by and between GW Pharma Limited, and Adam George, dated June 1, 2012 (incorporated by reference to Exhibit 10.34 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).

Exhibit Number	Description of Exhibit
4.35†*	Service Agreement by and between GW Pharma Limited, and Chris Tovey, dated July 11, 2012 (incorporated by reference to Exhibit 10.35 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.36*	Service Agreement by and between GW Research Limited and Dr. Geoffrey Guy, dated March 14, 2013 (incorporated by reference to Exhibit 10.36 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.37*	Service Agreement by and between GW Research Limited and Justin Gover, dated February 26, 2013 (incorporated by reference to Exhibit 10.37 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.38*	Service Agreement by and between GW Research Limited and Dr. Stephen Wright, dated January 18, 2013 (incorporated by reference to Exhibit 10.38 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.39*	Letter of Appointment by and between GW Pharmaceuticals plc and James Noble, dated February 26, 2013 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.40*	Letter of Appointment by and between GW Pharmaceuticals plc and Thomas Lynch, dated February 26, 2013 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.41*	Service Agreement by and between Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.) and Cabot Brown, dated November 7, 2013 (incorporated by reference to Exhibit 10.41 to our Annual Report (file no. 001-35892), filed with the SEC on November 25, 2013).
4.42*	Long Term Incentive Plan (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-8 (file no. 333-204389), filed with the SEC on May 22, 2015).
4.43*	GW Pharmaceuticals All Employee Share Scheme (incorporated by reference to Exhibit 10.43 to our Registration Statement on Form F-1 (file no. 333-187356), as amended, initially filed with the SEC on March 19, 2013).
4.44*	GW Pharmaceuticals Approved Share Option Scheme 2001, as amended.
4.45*	GW Pharmaceuticals Unapproved Share Option Scheme 2001, as amended.
4.46†*	Lease, dated May 24, 2013 (incorporated by reference to Exhibit 4.46 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).
4.47†*	Lease, dated May 24, 2013 (incorporated by reference to Exhibit 4.47 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).
4.48†*	Lease, dated May 24, 2013 (incorporated by reference to Exhibit 4.48 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).
4.49*	Lease, dated August 1, 2013 (incorporated by reference to Exhibit 4.49 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).
4.50*	Lease, dated July 16, 2013 (incorporated by reference to Exhibit 4.50 to our Annual Report (file no. 001-35892), as amended, originally filed with the SEC on November 25, 2013).
4.51*	Amendment to the Distribution and Licence Agreement, dated May 5, 2014 between Novartis Pharma AG and GW Pharma Limited (incorporated by reference to Exhibit 99.4 to our Report on Form 6-K, filed with the SEC on May 7, 2014).
4.52*†	Amendment and Supplementary Agreement to the Product Commercialisation and Supply Consolidated Agreement dated June 6, 2006, between GW Pharma Limited and Almirall, S.A., dated September 30, 2014.
4.53*	Transfer of Contract, dated July 20, 2015 among GW Pharmaceuticals plc, GW Research Limited and Justin Gover.

Exhibit Number	Description of Exhibit
4.54*	Offer Letter, dated July 17, 2015 between Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.) and Justin Gover.
4.55*	Offer Letter, dated May 5, 2015 between Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.) and Julian Gangolli.
4.56*	Discretionary Benefits Letter, dated May 5, 2015 between Greenwich Biosciences, Inc. (formerly GW Pharmaceuticals Inc.) and Julian Gangolli.
4.57*	Service Agreement by and between GW Pharmaceuticals plc and Julian Gangolli, effective July 21, 2015.
4.58*†	Lease, dated May 27, 2016.
4.59*†	Amended and Restated Production and Supply Agreement, dated August 31, 2016, among GW Pharma Limited, GW Pharmaceuticals plc and British Sugar plc.
4.60*	Mutual Termination Agreement, dated November 24, 2016 between Novartis Pharma AG and GW Pharma Ltd.
4.61*	Letter of Appointment by and between GW Pharmaceuticals plc and Cabot Brown, effective January 1, 2016.
4.62*	Letter of Appointment by and between GW Pharmaceuticals plc and James Noble, effective February 1, 2016.
4.63**	Fee Letter, dated April 10, 2017 from GW Pharmaceuticals plc to Cabot Brown.
4.64**	Fee Letter, dated April 10, 2017 from GW Pharmaceuticals plc to James Noble.
4.65**	Salary and Bonus Letter, dated April 13, 2017 from GW Pharmaceuticals plc to Chris Tovey.
4.66**	Salary and Bonus Letter, dated April 13, 2017 from GW Pharmaceuticals plc to Geoffrey Guy.
4.67**	Salary and Bonus Letter, dated April 13, 2017 from GW Pharmaceuticals plc to Stephen Wright.
4.68**	Salary and Bonus Letter, dated April 13, 2017 from GW Pharmaceuticals plc to Adam George.
4.69**	Greenwich Biosciences, Inc. Compensation Memo, dated February 21, 2017 to Justin Gover.
4.70**	Greenwich Biosciences, Inc. Compensation Memo, dated February 22, 2017 to Julian Gangolli.
4.71**	Offer Letter, dated February 20, 2017 between Greenwich Biosciences, Inc. and Scott Giacobello.
4.72**	Offer Letter, dated April 20, 2017 between Greenwich Biosciences, Inc. and Volker Knappertz.
4.73**	Offer Letter, dated May 5, 2017 between Greenwich Biosciences, Inc. and Douglas Snyder.
4.74**	Relocation Assistance Agreement, dated May 8, 2017 between Greenwich Biosciences, Inc. and Douglas Snyder.
4.75**	Greenwich Biosciences, Inc. Change in Control and Severance Benefit Plan.
4.76**	Change in Control and Severance Benefit Plan Participation Agreement, dated July 12, 2017 between Greenwich Biosciences, Inc. and Julian Gangolli.
4.77**	Change in Control and Severance Benefit Plan Participation Agreement, dated July 13, 2017 between Greenwich Biosciences, Inc. and Volker Knappertz.
4.78**	Change in Control and Severance Benefit Plan Participation Agreement, dated August 2, 2017 between Greenwich Biosciences, Inc. and Scott Giacobello.
4.79**	Change in Control and Severance Benefit Plan Participation Agreement, dated August 9, 2017 between Greenwich Biosciences, Inc. and Douglas Snyder.
4.80**	Master Services Agreement, dated April 1, 2017 between GW Research Ltd and inVentiv Health Commercial Europe Limited.
4.81**††	Master Statement of Work, dated June 15, 2017 between GW Research Ltd and inVentiv Health Commercial Europe Limited.

Exhibit Number	Description of Exhibit
4.82**††	Purchase Agreement, dated March 1, 2017 between GW Pharma Limited and Natex Prozesstechnologie GesmbH.
4.83**††	Contract for the Design, Construction, Testing and Commissioning of GW Pharma Building 750B and Process Equipment at Kent Science Park, dated September 7, 2017 between GW Pharma Limited and The Austin Company of (U.K.) Limited.
8.1**	List of Subsidiaries.
12.1**	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of Deloitte LLP.

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
Date: December 4, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of GW Pharmaceuticals plc
We have audited the accompanying consolidated balance sheets of GW Pharmaceuticals plc and subsidiaries (the “Company”) as at 30 September 2017 and 2016, and the related consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended 30 September 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GW Pharmaceuticals plc and subsidiaries as at 30 September 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 30 September 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 4 December 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ DELOITTE LLP
London, United Kingdom
4 December 2017

Consolidated Income Statements
For the year ended 30 September
	Notes	2017 £000s	2016 £000s	2015 £000s
Revenue	3	8,238	10,315	28,540
Cost of sales		(3,541)	(2,719)	(2,618)
Research and development expenditure	4	(111,229)	(99,815)	(76,785)
Sales, general and administrative expenses		(41,699)	(19,939)	(12,569)
Net foreign exchange (loss)/gain		(5,045)	25,551	6,202
Operating loss		(153,276)	(86,607)	(57,230)
Interest expense	9	(745)	(173)	(75)
Interest and other income	9	1,616	608	244
Loss before tax	5	(152,405)	(86,172)	(57,061)
Tax benefit	10	20,717	22,515	12,498
Loss for the year		(131,688)	(63,657)	(44,563)
Loss per share – basic	11	(43.4)p	(23.5)p	(18.1)p
Loss per share – diluted	11	(43.4)p	(23.5)p	(18.1)p
All activities relate to continuing operations.
The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Loss
For the year ended 30 September
	2017 £000s	2016 £000s	2015 £000s
Loss for the year	(131,688)	(63,657)	(44,563)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	(716)	349	(71)
Other comprehensive (loss)/gain for the year	(716)	349	(71)
Total comprehensive loss for the year	(132,404)	(63,308)	(44,634)
The accompanying notes are an integral part of these consolidated statements of comprehensive loss.

Consolidated Statements of Changes in Equity
For the year ended 30 September
	Share Capital £000s	Share Premium Account £000s	Other Reserves £000s	Accumulated Deficit £000s	Total Equity £000s
At 1 October 2014	237	220,551	19,260	(81,464)	158,584
Issue of share capital	22	127,812	—	—	127,834
Expenses of new equity issue	—	(271)	—	—	(271)
Exercise of share options	2	1,183	—	—	1,185
Share-based payment transactions	—	—	—	2,488	2,488
Loss for the year	—	—	—	(44,563)	(44,563)
Deferred tax attributable to unrealised share option gains	—	—	—	84	84
Other comprehensive loss	—	—	(71)	—	(71)
Balance at 30 September 2015	261	349,275	19,189	(123,455)	245,270
Issue of share capital (note 22)	39	206,512	—	—	206,551
Expenses of new equity issue	—	(472)	—	—	(472)
Underwriters’ contribution towards expenses of new equity issue	—	472	—	—	472
Exercise of share options (note 22)	2	690	—	—	692
Share-based payment transactions	—	—	—	8,152	8,152
Loss for the year	—	—	—	(63,657)	(63,657)
Deferred tax attributable to unrealised share option gains	—	—	—	1,133	1,133
Other comprehensive gain	—	—	349	—	349
Balance at 30 September 2016	302	556,477	19,538	(177,827)	398,490
Exercise of share options (note 22)	2	93	—	—	95
Share-based payment transactions	—	—	—	11,860	11,860
Loss for the year	—	—	—	(131,688)	(131,688)
Deferred tax attributable to unrealised share option gains	—	—	—	134	134
Other comprehensive loss	—	—	(716)	—	(716)
Balance at 30 September 2017	304	556,570	18,822	(297,521)	278,175

Consolidated Balance Sheets
As at 30 September

	Notes	2017 £000s	2016 £000s
Non-current assets
Intangible assets – goodwill	12	5,210	5,210
Other intangible assets	13	1,049	629
Property, plant and equipment	14	43,666	38,947
Deferred tax asset	10	6,282	3,873
		56,207	48,659
Current assets
Inventories	15	4,244	4,248
Taxation recoverable	10	20,072	21,322
Trade receivables and other current assets	16	11,217	4,556
Cash and cash equivalents	21	241,175	374,392
		276,708	404,518
Total assets		332,915	453,177
Current liabilities
Trade and other payables	17	(33,119)	(31,170)
Current tax liabilities	10	(838)	(883)
Obligations under finance leases	19	(205)	(211)
Deferred revenue	20	(2,307)	(2,686)
		(36,469)	(34,950)
Non-current liabilities
Trade and other payables	17	(9,256)	(9,423)
Obligations under finance leases	19	(4,755)	(4,959)
Deferred revenue	20	(4,260)	(5,355)
Total liabilities		(54,740)	(54,687)
Net assets		278,175	398,490
Equity
Share capital	22	304	302
Share premium account		556,570	556,477
Other reserves	24	18,822	19,538
Accumulated deficit		(297,521)	(177,827)
Total equity		278,175	398,490
The financial statements of GW Pharmaceuticals plc, registered number 04160917, were authorised by the Board and approved for issue on 4 December 2017.
The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Cash Flow Statements
For the year ended 30 September

	2017 £000s	2016 £000s	2015 £000s
(Loss)/profit for the year	(131,688)	(63,657)	(44,563)
Adjustments for:
Interest expense	745	173	75
Interest and other income	(1,616)	(608)	(244)
Tax benefit	(20,717)	(22,515)	(12,498)
Depreciation of property, plant and equipment	5,276	3,605	2,250
Impairment of property, plant and equipment	635	—	606
Reversal of impairment of property, plant and equipment	(216)	—	—
Amortisation of intangible assets	245	62	52
Net foreign exchange losses/(gains)	5,045	(25,551)	(6,282)
Increase in provision for inventories	100	72	33
Decrease in deferred signature fees	(1,370)	(1,170)	(1,250)
Share-based payment charge	11,860	8,152	2,478
Loss on disposal of property, plant and equipment	582	1	1
	(131,119)	(101,436)	(59,342)
(Increase)/decrease in inventories	(96)	436	(12)
Increase in trade receivables and other current assets	(2,728)	(753)	(1,010)
Increase in trade and other payables and deferred revenue	4,312	4,761	8,478
Cash used in operations	(129,631)	(96,992)	(51,886)
Income taxes paid	(2,293)	(883)	—
Research and development tax credits received	21,679	13,281	5,415
Net cash outflow from operating activities	(110,245)	(84,594)	(46,471)
Investing activities
Interest received	1,433	434	236
Purchase of property, plant and equipment	(16,059)	(8,678)	(17,915)
Purchase of intangible assets	(636)	(512)	(114)
Proceeds from sale of property, plant and equipment	—	—	2
Net cash outflow from investing activities	(15,262)	(8,756)	(17,791)
Financing activities
Proceeds on exercise of share options	96	540	1,185
Proceeds of new equity issue	—	206,550	127,834
Expenses of new equity issue	(134)	(319)	(271)
Underwriters’ contribution towards expenses of new equity issue	—	472	—
Interest paid	(965)	(69)	(74)
Repayments of fit out funding	(841)	(240)	—
Repayments of obligations under finance leases	(209)	(127)	(255)
Net cash (outflow)/inflow from financing activities	(2,053)	206,807	128,419
Effect of foreign exchange rate changes	(5,657)	26,063	6,224
Net (decrease)/increase in cash and cash equivalents	(133,217)	139,520	70,381
Cash and cash equivalents at the beginning of the year	374,392	234,872	164,491
Cash and cash equivalents at end of the year	241,175	374,392	234,872

The accompanying notes are an integral part of these consolidated cash flow statements.

Notes to the Consolidated Financial Statements
1.   General Information
GW Pharmaceuticals plc (the “Company”) and its subsidiaries (the “Group”) are primarily involved in the development of cannabinoid prescription medicines using botanical extracts derived from the Cannabis plant. The Group is developing a portfolio of cannabinoid medicines, of which the lead product is Epidiolex®, an oral medicine for the treatment of refractory childhood epilepsies.
The Company is a public limited company, which has had American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since 1 May 2013. Until 5 December 2016, the Company was also listed on the Alternative Investment Market (“AIM”), which is a sub-market of the London Stock Exchange. The Company is incorporated and domiciled in the United Kingdom. The address of the Company’s registered office and principal place of business is Sovereign House, Vision Park, Histon, Cambridgeshire.
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
The financial statements have been prepared under the historical cost convention. Historical cost is generally based on the fair value of the consideration given in exchange for the assets and received for the liabilities. The principal accounting policies are set out below.
Going Concern
At 30 September 2017 the Group had cash and cash equivalents of £241.2 million (2016: £374.4 million). The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the 12-month period from the date of this report when considering going concern. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business. In the light of this review, the Directors have a reasonable expectation that the Group have adequate resources to continue in operational existence for at least a 12-month period from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.
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
Intangible Assets — Goodwill
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
Intangible Assets — Other
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
The percentage of completion method is used for a number of revenue streams of the Group. For each of the three years ended 30 September 2017, there were no discrete events or adjustments which caused the Group to revise its previous estimates of completion associated with those revenue arrangements accounted for under the percentage of completion method.
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

Property, Plant and Equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation and any recognised impairment loss. Depreciation is provided so as to write off the cost of assets, less their estimated residual values, over their useful lives using the straight-line method, as follows:
Leasehold buildings	20 years or term of lease if shorter
Plant, machinery and lab equipment	3 to 20 years
Office and IT equipment	3 to 5 years
Leasehold improvements	4 to 20 years or term of the lease if shorter
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
Property, plant and equipment assets are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable in its current condition. They are stated at the lower of carrying amount and fair value less costs to sell. Depreciation is not recorded on assets classified as held-for-sale.
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
Deferred Taxation
At the balance sheet date, the Group has accumulated tax losses of £204.1 million (2016: £102.8 million) and other temporary differences of £17.8 million (2016: £33.9 million) available to offset against future profits. If the value of these losses and other temporary differences were recognised within the Group’s balance sheet at the balance sheet date, the Group would be carrying an additional deferred tax asset of £37.7 million (2016: £23.2 million). However, as explained in the tax accounting policy note, the Group’s policy is to recognise deferred tax assets only to the extent that it is probable that future taxable profits, feasible tax-planning strategies, and deferred tax liabilities will be available against which the brought-forward trading losses can be utilised. Estimation of the level of future taxable profits is therefore required in order to determine the appropriate carrying value of the deferred tax asset at each balance sheet date. As such, a deferred tax asset of £6.3 million has been recognised at 30 September 2017 (2016: £3.9 million) in respect of temporary timings differences relating to the Group’s US subsidiary that are expected to be fully recoverable.

Research and Development and Orphan Tax Credits
The Group’s research and development tax credit claim is complex and requires management to interpret and apply UK and US research and development and orphan credit tax legislation to the Group’s specific circumstances. The recognition of the estimated UK research and development tax credit requires the use of certain assumptions in estimating the portion of current year research costs that are eligible for the claim under the Corporation Tax Act 2009. At 30 September 2017, the Group has estimated its research and development tax credit of £19.9 million (2016: £21.1 million) from HMRC.
Adoption of New and Revised Standards
In the current year the following revised standards have been adopted in these financial statements. Adoption has not had a significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions.
IFRS 14 Regulatory Deferral Accounts (January 2014)
Annual Improvements to IFRSs 2012 – 2014 Cycle (September 2014)
Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations (May 2014)
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation (May 2014)
Amendments to IAS 16 and IAS 41: Bearer Plants (June 2014)
Amendments to IAS 27: Equity Method in Separate Financial Statements (August 2014)
Amendments to IAS 1: Disclosure Initiative (December 2014)
Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities — Applying the Consolidation Exception (December 2014)
At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were issued by the IASB but not yet effective:
IFRS 9 Financial Instruments (July 2014)
IFRS 15 Revenue from Contracts with Customers (May 2014)
IFRS 16 Leases (January 2016)
IFRS 17 Insurance contracts (May 2017)
Amendments to IFRS 2: Classification and Measurement of Share-Based Payment Transactions (June 2016)
Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (September 2016)
Clarifications to IFRS 15: Revenue from Contracts with Customers (April 2016)
Amendments to IAS 7: Disclosure Initiative (January 2016)
Amendments to IAS 12: Recognition of Deferred Tax Assets for Unrealised Losses (January 2016)
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (September 2014)
Amendments to IAS 40: Transfer of Investment Property (December 2016)
Annual Improvements to IFRS Standards 2014-16 (December 2016)
Amendments to IFRS 9: Prepayment Features with Negative Compensation (October 2017)
Amendments to IAS 28: Long-Term Interests in Associates and Joint Ventures (October 2017)
IFRS 15:   Revenue from Contracts with Customers establishes comprehensive guidelines for determining when to recognise revenue and how much revenue to recognise. The core principle in that framework is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for reporting periods beginning on or after 1 January 2018. The Group continues to assess the impact of IFRS 15 on the results of the Group, and expects to finalise this assessment now that final endorsement by the EU has occurred. The impact is expected to be limited to historic revenue-generative partner agreements.
IFRS 16:   Leases will replace IAS 17 for accounting periods beginning on or after 1 January 2019. In so doing it will eliminate the distinction between classification of leases as finance or operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments, however, the Group is in the process of determining the extent which these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows as our assessment is still ongoing.
The Directors do not expect that the adoption of the remaining Standards and Interpretations in future periods will have a material impact on the financial statements of the Group.
3.   Segmental Information
During the current financial year, the Group’s Board of Directors was reorganised and an Executive Leadership Team (ELT), consisting of statutory and non-statutory Directors, was formed. This reorganisation of the Group’s governance structures was carried out to align the Group’s management processes with the strategic objectives and requirements of commercialising Epidiolex. As part of this reorganisation the chief operating decision maker (CODM) for the Group is now identified as a sub-group of the ELT consisting of those members charged with executive management of the Group’s business activities.
Information reported to this sub-group of the ELT, for the purposes of resource allocation and assessment of segment performance, is focused on the stage of product development. The Group’s reportable segments are as follows:
•
Commercial:   The Commercial segment distributes and sells the Group’s commercial products. Currently Sativex is promoted through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to multiple sclerosis (“MS”). The Commercial segment will include revenues from the direct marketing of other future approved commercial products. The Group has licensing agreements for the commercialisation of Sativex® with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the US, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel, Emerge Health Pty. Ltd. in Australasia and Malaysia and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, licence, collaboration and technical access fees, and development and approval milestone fees.

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

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 2. Segment result represents the result of each segment without allocation of share-based payment expenses, and before sales, general and administrative expenses, interest expense, interest income and tax. No measures of segment assets and segment liabilities are reported to the CODM in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Segment Results
For the Year Ended 30 September 2017
	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total Reportable Segments £000s	Unallocated Costs(1) £000s	Consolidated £000s
Revenue:
Product sales	6,232	—	—	6,232	—	6,232
Research and development fees	—	95	428	523	—	523
Licence, collaboration and technical access fees	1,373	—	—	1,373	—	1,373
Development and approval milestones	110	—	—	110	—	110
Total revenue	7,715	95	428	8,238	—	8,238
Cost of sales	(3,541)	—	—	(3,541)	—	(3,541)
Research and development expenditure	—	(107)	(107,078)	(107,185)	(4,044)	(111,229)
Segmental result	4,174	(12)	(106,650)	(102,488)	(4,044)	(106,532)
Sales, general and administrative expenses						(41,699)
Net foreign exchange loss						(5,045)
Operating loss						(153,276)
Interest expense						(745)
Interest and other income						1,616
Loss before tax						(152,405)
Tax benefit						20,717
Loss for the year						(131,688)
(1)
Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

Segment Results
For the Year Ended 30 September 2016
	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total Reportable Segments £000s	Unallocated Costs(1) £000s	Consolidated £000s
Revenue:
Product sales	5,208	—	—	5,208	—	5,208
Research and development fees	—	3,500	337	3,837	—	3,837
Licence, collaboration and technical access fees	1,172	—	—	1,172	—	1,172
Development and approval milestones	98	—	—	98	—	98
Total revenue	6,478	3,500	337	10,315	—	10,315
Cost of sales	(2,719)	—	—	(2,719)	—	(2,719)
Research and development expenditure	—	(4,125)	(91,571)	(95,696)	(4,119)	(99,815)
Segmental result	3,759	(625)	(91,234)	(88,100)	(4,119)	(92,219)
Sales, general and administrative expenses						(19,939)
Net foreign exchange gain						25,551
Operating loss						(86,607)
Interest expense						(173)
Interest and other income						608
Loss before tax						(86,172)
Tax benefit						22,515
Loss for the year						(63,657)
(1)
Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

Segment Results
For the Year Ended 30 September 2015
	Commercial(1) £000s	Sativex R&D £000s	Pipeline R&D £000s	Total Reportable Segments £000s	Unallocated Costs(1) £000s	Consolidated £000s
Revenue:
Product sales	4,255	—	—	4,255	—	4,255
Research and development fees	—	22,275	535	22,810	—	22,810
Licence, collaboration and technical access fees	1,287	—	—	1,287	—	1,287
Development and approval milestones	188	—	—	188	—	188
Total revenue	5,730	22,275	535	28,540	—	28,540
Cost of sales	(2,618)	—	—	(2,618)	—	(2,618)
Research and development expenditure	—	(26,398)	(48,862)	(75,260)	(1,525)	(76,785)
Segmental result	3,112	(4,123)	(48,327)	(49,338)	(1,525)	(50,863)
Sales, general and administrative expenses						(12,569)
Net foreign exchange gain						6,202
Operating loss						(57,230)
Interest expense						(75)
Interest and other income						244
Loss before tax						(57,061)
Tax benefit						12,498
Loss for the year						(44,563)
(1)
Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

Segment Results
Revenues from the Group’s largest customer are included within the above segments as follows:
	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total £000s
Year ended 30 September 2017	5,033	—	—	5,033
Year ended 30 September 2016	4,310	—	—	4,310
Year ended 30 September 2015	3,385	—	—	3,385
Revenues from the Group’s second largest customer are included within the above segments as follows:
	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total £000s
Year ended 30 September 2017	1,559	—	—	1,559
Year ended 30 September 2016	1,419	—	—	1,419
Year ended 30 September 2015	1,474	—	—	1,474

Revenues from the Group’s third largest customer, the only other customer where revenues account for more than 10% of the Group’s revenues, are included within the above segments as follows:
	Commercial £000s	Sativex R&D £000s	Pipeline R&D £000s	Total £000s
Year ended 30 September 2017	280	95	428	803
Year ended 30 September 2016	280	3,500	337	4,117
Year ended 30 September 2015	280	22,275	535	23,090
Geographical Analysis of Revenue by Destination of Customer:
	2017 £000s	2016 £000s	2015 £000s
UK	1,502	1,082	1,158
Europe (excluding UK)	5,342	4,435	3,592
United States	375	3,780	22,555
Canada	582	680	700
Asia/Other	437	338	535
	8,238	10,315	28,540
4.   Research and Development Expenditure
	2017 £000s	2016 £000s	2015 £000s
GW-funded research and development	110,705	95,978	53,975
Development partner-funded research and development	524	3,837	22,810
	111,229	99,815	76,785
GW-funded research and development expenditure consists of costs associated with the Group’s research activities. These costs include costs of conducting pre-clinical studies or clinical trials, payroll costs associated with employing a team of research and development staff, share-based payment expenses, property costs associated with leasing laboratory and office space to accommodate research teams, costs of growing botanical raw material, costs of consumables used in the conduct of in-house research programmes, payments for research work conducted by sub-contractors by a network of academic collaborative research scientists, costs associated with safety studies and costs associated with the development of Epidiolex, Sativex or other pipeline product data.
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

5.   Loss Before Tax
Loss before tax is stated after charging/(crediting):
	2017 £000s	2016 £000s	2015 £000s
Operating lease rentals – land and buildings	3,602	2,341	1,473
Operating lease rentals – equipment	25	20	—
Depreciation of property, plant and equipment	5,276	3,605	2,250
Impairment of property, plant and equipment	635	—	606
Reversal of impairment of property, plant and equipment	(216)	—	—
Amortisation of intangible assets	245	62	52
Decrease in provision for inventories	100	72	33
Foreign exchange loss/(gain)	5,045	(25,551)	(6,202)
Staff costs (see note 7)	55,328	40,463	23,083
6.   Auditor’s Remuneration
	2017 £000s	2016 £000s	2015 £000s
The auditor for the years ended 30 September 2017, 2016 and 2015 was Deloitte LLP
Audit fees:
– Audit of the Group’s annual accounts(1)	475	400	400
– Audit of the Company and subsidiaries pursuant to legislation	58	50	50
Total audit fees	533	450	450
Other services
– Audit-related assurance(2)	102	75	53
– Other assurance services(3)	20	109	92
Total non-audit fees	122	184	145
(1)
For the years ended 30 September 2017, 2016 and 2015, audit fees include amounts for the audit of the consolidated financial statements in accordance with the International Standards of Auditing, standards of the Public Company Accounting Oversight Board (United States) and include amounts for the audit of the Group’s internal controls over financial reporting.

(2)
Audit-related assurance fees relate to fees for the performance of interim reviews, and other procedures on interim results.

(3)
Other assurance services represents assurance reporting on historical financial information included in the Company’s shelf and follow-on US registration statements.

An additional £59,000 was billed in respect of the 2016 audit during the year ended 30 September 2017.
An additional £40,000 was billed in respect of the 2015 audit during the year ended 30 September 2016.
The Audit Committee’s policy is to pre-approve all audit, audit-related and other services performed by the auditor. All such services were pre-approved during the years ended 30 September 2017, 2016 and 2015 under the Audit Committee’s policy.

7.   Staff Costs
The average number of Group employees (including Executive Officers) for the year ended 30 September was:
	2017 Number	2016 Number	2015 Number
Research and development	433	391	288
Sales, general and administration	100	53	34
	533	444	322
	2017 £000s	2016 £000s	2015 £000s
Group aggregate remuneration comprised:
Wages and salaries	37,517	25,823	17,092
Social security costs	4,301	5,132	2,748
Other pension costs	1,650	1,356	765
Share-based payment	11,860	8,152	2,478
	55,328	40,463	23,083
Included in social security costs are local tax obligations on unrealised share option gains.
8.   Directors’ Remuneration
Directors’ remuneration and other benefits for the year ended 30 September were as follows:
	2017 £000s	2016 £000s	2015 £000s
Emoluments	3,130	2,523	2,395
Money purchase contributions to Directors’ pension arrangements	79	215	211
Gain on exercise of share options	12,977	6,453	7,910
	16,186	9,191	10,516
During 2017, six Directors were members of defined contribution pension schemes (2016 six, 2015: five).
9.   Other income and expense
	2017 £000s	2016 £000s	2015 £000s
Interest expense – finance lease interest	(361)	(173)	(75)
Interest expense – fit out funding interest	(384)	—	—
Total interest expense	(745)	(173)	(75)
Interest income – bank interest	1,616	435	244
Other income	—	173	—
Total interest and other income	1,616	608	244
Other income for the year ended 30 September 2016 related to an “above the line” credit associated with the UK large company R&D tax scheme. This represented an amount which was claimable from UK tax authorities in relation to qualifying expenditure incurred in the year ended 30 September 2016.

10.   Tax
a) Analysis of Tax Credit for the Year
	2017 £000s	2016 £000s	2015 £000s
Current year research and development tax credit	(19,900)	(21,150)	(12,641)
Current period tax (credit)/charge	2,144	1,175	366
Adjustment in respect of prior year tax credit	(468)	(546)	(165)
Deferred tax credit	(2,623)	(2,037)	(335)
Movements on deferred tax assets	130	43	277
Tax benefit	(20,717)	(22,515)	(12,498)
Tax credits relate to UK research and development tax credits claimed under the Corporation Tax Act 2009. The current period tax credit relates to US taxation on the taxable profit for the Group’s US subsidiary.
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
At 30 September 2017 the Group had tax losses available for carry forward of approximately £204.1 million (2016: £102.8 million). Of such carried-forward losses, which are not subject to expiry, the Group has recognised a deferred tax asset of £1.6 million (2016: £1.8 million) up to the level of deferred tax liabilities arising in the same jurisdiction and additionally an asset supportable by taxable income projections of £nil (2016: £nil). The Group has also recognised a deferred tax asset of £6.3 million (2016: £3.9 million) in respect of taxable temporary timing differences relating to timing differences in another jurisdiction supportable by taxable income projections. In addition, the Group has not recognised deferred tax assets relating to other temporary differences of £17.8 million (2016: £33.9 million). These deferred tax assets have not been recognised as the Group’s management considers that there is insufficient future taxable income, taxable temporary differences and feasible tax-planning strategies to utilise all of the cumulative losses and therefore it is probable that the deferred tax assets will not be realised in full. If future income differs from current projections, this could significantly impact the tax charge or benefit in future periods.
In addition to the amount charged to the income statement and other comprehensive income, the following amounts relating to tax have been recognised directly in equity:
	2017 £000s	2016 £000s	2015 £000s
Change in estimate of excess tax deductions related to share-based payments	134	1,133	84
Total income tax recognised directly in equity	134	1,133	84

b) Factors Affecting the Tax Benefit for the Year
The tax benefit for the year can be reconciled to the tax benefit on the Group’s loss for the year at the standard UK corporation tax rate as follows:
	2017 £000s	2016 £000s	2015 £000s
Loss before tax	(152,405)	(86,172)	(57,061)
Tax credit on Group loss before tax at the standard UK corporation tax rate of 19.5% (2016: 20.0%; 2015: 20.5%)	(29,717)	(17,234)	(11,698)
Effects of:
Expenses not deductible in determining taxable profit	756	588	233
Impact of employee share acquisition relief	(2,792)	(1,842)	(2,519)
Current year UK research and development tax credit	(19,900)	(21,150)	(12,641)
Current year US tax credits	(2,016)	(1,766)	—
R&D enhanced tax relief and surrender of losses	11,634	12,679	7,756
Effect of unrecognised losses and temporary differences	21,329	6,634	6,536
Overseas profits taxed at different rates	456	122	—
Adjustment in respect of prior year tax credit	(467)	(546)	(165)
Tax	(20,717)	(22,515)	(12,498)
The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting periods:
	Accelerated Tax Depreciation £000s	Tax Losses and Credits £000s	Share-Based Payment and Other Compensation £000s	Total £000s
At 1 October 2014	(605)	882	—	277
(Charged)/credited to profit or loss	(1,290)	1,002	345	57
Credited to equity	—	—	84	84
At 1 October 2015	(1,895)	1,884	429	418
(Charged)/credited to profit or loss	(23)	(48)	2,072	2,001
Credited to equity	—	—	1,454	1,454
At 1 October 2016	(1,918)	1,836	3,955	3,873
Credited/(charged) to profit or loss	107	220	2,297	2,623
Credited to equity	—	—	(215)	(215)
At 30 September 2017	(1,811)	2,056	6,037	6,282
Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis. The taxing authority permits the Group to make or receive a single net payment for all UK subsidiaries. The Group’s US subsidiary operates in a different jurisdiction with no legally enforceable right to offset against UK tax charges or credits.
On 15 September 2016, the reduction in the main rate of corporation tax from 19% to 17% was enacted, with effect from 1 April 2020. The enacted UK tax rate until 1 April 2015 was 21%, and 20% until 1 April 2017.
On 16 November 2017, the US House of Representatives approved its version of comprehensive tax reform legislation. The Group is continuing to monitor the developments of these reform proposals and the alternative proposals made by the Senate Finance Committee on 2 December 2017, as they progress through the Senate. If the two proposals are successfully reconciled and pass as proposed, it is considered that there may be an impact of a rate reduction on the deferred tax asset held but at the current time, it is not possible to fully quantify the potential impact.

11.   Loss Per Share
The calculations of loss per share are based on the following data:
	2017 £000s	2016 £000s	2015 £000s
Loss for the year – basic and diluted	(131,688)	(63,657)	(44,563)
	Number of Shares
	2017 Million	2016 Million	2015 Million
Weighted average number of ordinary shares	303.6	270.4	246.4
Less ESOP trust ordinary shares(1)	—	—	—
Weighted average number of ordinary shares for purposes of basic earnings per share	303.6	270.4	246.4
Effect of potentially dilutive shares arising from share options(2)	—	—	—
Weighted average number of ordinary shares for purposes of diluted earnings per share	303.6	270.4	246.4
Loss per share – basic	(43.4)p	(23.5)p	(18.1)p
Loss per share – diluted	(43.4)p	(23.5)p	(18.1)p
(1)
As at 30 September 2017, 33,054 ordinary shares were held in the ESOP trust (2016: 33,054 and 2015: 33,054). The effect is less than 0.1 million shares, and consequently these have not been presented above.

(2)
The Group incurred a loss in each of the financial years above. As a result, the inclusion of potentially dilutive share options in the diluted loss per share calculation would have an anti-dilutive effect on the loss per share for the period. The impact of 7.5 million share options have therefore been excluded from the diluted loss per share calculation for the year ended 30 September 2017 (30 September 2016: 7.1 million; 30 September 2015: 7.8 million).

12.   Intangible Assets — Goodwill
	2017 £000s	2016 £000s
Cost – as at 1 October	5,210	5,210
Net book value – as at 30 September	5,210	5,210
Goodwill arose upon the acquisition of GW Research Limited (formerly G-Pharm Limited) in 2001. For impairment testing purposes, all goodwill has been allocated to the Commercial segment as a separate cash-generating unit. Goodwill has an indefinite useful life and is tested annually for impairment or more frequently if there are indications of impairment.
The Group has determined the recoverable amount of the Commercial segment based on a value-in-use calculation. This calculation uses pre-tax cash flow projections based on financial budgets approved by management covering a two-year period. Cash flows beyond the two-year period are based upon detailed internal and external third party analysis of the Group’s product opportunity, of which Epidiolex is a significant contributor, or are extrapolated using the estimated growth rates stated below. The projections include assumptions about the timing and likelihood of product launches and pricing policy.
Management has determined the following assumptions to be the key assumptions in the calculation of value-in-use for the Commercial segment:
Growth rate — sales volume in each period is the main driver for revenue and costs. The same growth rates have been used in financial budgets and are consistent with in-market run rates and internal commercial forecasts based on a 10-year period.

Long-term growth rate — A 0% growth rate has been applied after 10 years (2016: 0% after ten years). This approach has been adopted by management as it is representative of the long development and product lifecycle in the pharmaceutical sector. In future periods, depending on the performance of the Commercial segment, it may be necessary to revise the terminal growth rate.
Discount rate — a 15.7% (2016: 12.6%) pre-tax rate has been used. This is considered appropriate for the purpose of impairment reviews as it reflects the current market assessment of the time value of money and the risks specific to the cash-generating unit.
Any reasonably possible change in the key assumptions on which value-in-use is based would not cause the carrying amount to exceed the recoverable amount of the Commercial segment.
13.   Other Intangible Assets
	Intangible Assets Under the Course of Construction £000s	Software £000s	Licences £000s	Total £000s
Cost
At 1 October 2015	66	220	59	345
Additions	387	35	24	446
Transfers of completed assets	(38)	38	—	—
At 1 October 2016	415	293	83	791
Additions	259	359	47	665
Reclassifications	41	—	—	41
Transfers of completed assets	(546)	546	—	—
Disposals	(41)	—	—	(41)
At 30 September 2017	128	1,198	130	1,456
Accumulated amortisation
At 1 October 2015	—	96	4	100
Charge for the year	—	57	5	62
At 1 October 2016	—	153	9	162
Charge for the year	—	233	12	245
At 30 September 2017	—	386	21	407
Net book value
At 30 September 2017	128	812	109	1,049
At 30 September 2016	415	140	74	629
Included in additions are £nil of other intangible assets which are unpaid at the balance sheet date and are included in trade and other payables (2016: £nil).

14.   Property, Plant and Equipment
	Assets Under the Course of Construction £000s	Leasehold Buildings £000s	Plant, Machinery and Lab Equipment £000s	Office and IT Equipment £000s	Leasehold Improvements £000s	Total £000s
Cost
At 1 October 2015	17,283	—	7,915	3,347	8,164	36,709
Additions	7,698	3,603	1,754	273	473	13,801
Reclassifications	—	—	1,463	(1,463)	—	—
Transfers of completed assets	(3,623)	—	1,809	29	1,785	—
Disposals	—	—	(112)	(789)	(122)	(1,023)
Exchange differences	—	—	—	20	1	21
At 1 October 2016	21,358	3,603	12,829	1,417	10,301	49,508
Additions	11,090	—	470	72	418	12,050
Reclassifications	(41)	—	—	—	—	(41)
Transfers of completed assets	(26,566)	—	9,944	131	16,491	—
Transfers to assets held for sale in year	—	—	(1,249)	—	—	(1,249)
Disposals	(390)	—	(770)	(33)	(225)	(1,418)
Exchange differences	—	—	—	(6)	(5)	(11)
At 30 September 2017	5,451	3,603	21,224	1,581	26,980	58,839
Accumulated depreciation and impairment
At 1 October 2015	606	—	3,765	1,339	2,266	7,976
Charge for the year	—	63	1,654	338	1,550	3,605
Reclassifications	—	—	216	(216)	—	—
Disposals	—	—	(112)	(788)	(122)	(1,022)
Exchange differences	—	—	—	1	1	2
At 1 October 2016	606	63	5,523	674	3,695	10,561
Charge for the year	—	180	2,166	331	2,599	5,276
Transfers to assets held for sale in year	—	—	(340)	—	—	(340)
Impairment of assets	—	—	635	—	—	635
Reversal of impairment of assets	(216)	—	—	—	—	(216)
Disposals	(390)	—	(168)	(32)	(150)	(740)
Exchange differences	—	—	—	(2)	(1)	(3)
At 30 September 2017	—	243	7,816	971	6,143	15,173
Net book value
At 30 September 2017	5,451	3,360	13,408	610	20,837	43,666
At 30 September 2016	20,752	3,540	7,306	743	6,606	38,947
The net book value of property, plant and equipment at 30 September 2017 includes £4.6 million in respect of assets held under finance leases (2016: £4.9 million). Included in addition is £2.0 million of property, plant and equipment which is unpaid and is included in trade and other payables (2016: £3.2 million).

During the current financial year, the Group’s purpose-built manufacturing and processing facility was completed and occupied. Upon completion the associated capitalised costs previously held in Assets Under the Course of Construction were reclassified to the relevant asset class for each component asset. Depreciation commenced at this date and will continue over the relevant assets’ useful economic lives.
The impairment loss on plant, machinery and lab equipment arose in connection with the reorganisation of the Group’s plant material growing strategy, whereby the recoverable value of the assets did not exceed their carrying value.
The reversal of a previous impairment of assets under the course of construction relates to manufacturing assets for which their intended use has changed such that their value is now recoverable. During the year these assets were transferred out of assets under the course of construction, are now in use and are being depreciated over their useful economic life.
15.   Inventories
	2017 £000s	2016 £000s
Raw materials	199	252
Work in progress	3,379	3,226
Finished goods	666	770
Total inventories, net of provision	4,244	4,248
Inventories with a carrying value of £2.1 million are considered to be recoverable after more than one year from the balance sheet date, but within the Group’s normal operating cycle (2016: £2.2 million).
The provision for inventories relates to inventories expected to be utilised in the Group’s R&D activities. The movement in the provision for inventories is as follows:
	2017 £000s	2016 £000s
Opening balance as at 1 October	118	66
Write down of inventories	159	129
Write off of inventories included in the provision	(177)	(20)
Reversal of write down of inventories	(59)	(57)
Closing balance as at 30 September	41	118
The reversal of write down is as a result of an increased level of production, reducing the level of work in progress expected to expire before use. Write off of inventories previously provided for does not impact cash flow.
16.   Trade Receivables and Other Current Assets
	2017 £000s	2016 £000s
Amounts falling due within one year
Trade receivables	1,023	778
Prepayments and accrued income	7,481	2,637
Other receivables	2,713	1,141
	11,217	4,556
Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortised cost.
Trade receivables at 30 September 2017 represent 45 days of sales (2016: 27 days). The average trade receivable days during the year ended 30 September 2017 was 47 days (2016: 19 days). The credit period extended to customers is 30 to 60 days.

The trade receivables balance at 30 September 2017 consisted of balances due from five customers (2016: four customers) with the largest single customer representing 53% (2016: 70%) of the total amount due. The Group’s customers consist of a small number of large pharmaceutical companies, where the risk attributable to each customer is considered to be low. The Group seeks to mitigate credit risk by seeking payments in advance from pharmaceutical partners for significant expenditure to be incurred on their behalf.
No interest is charged on trade receivables. No impairment losses were recognised during the year ended 30 September 2017 (2016: £nil).
Prepayments and accrued income include £3.8 million (2016: £1.0 million) of deposits paid in advance on tangible and intangible fixed assets. The goods and services associated with these deposits are expected to be received by the Group within one year.
The Directors consider that the carrying value of trade receivables approximates to their fair value due to the short maturity thereof.
17.   Trade and Other Payables
	2017 £000s	2016 £000s
Amounts falling due within one year
Other creditors and accruals	19,335	15,899
Trade payables	5,807	3,433
Clinical trial accruals	5,520	9,503
Other taxation and social security	2,032	1,490
Fit out funding (see note 18)	389	845
Onerous lease provision	36	—
	33,119	31,170
Amounts falling due after one year
Fit out funding (see note 18)	7,957	8,342
Other creditors and accruals	1,288	1,081
Onerous lease provision	11	—
	9,256	9,423
	42,375	40,593
Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. Trade payables at 30 September 2017 represent the equivalent of 19 days’ purchases (2016: 14 days).
The average credit period taken for trade purchases during the year ended 30 September 2017 was 15 days (2016: 14 days).
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
Non-current other creditors and accruals relates entirely to the expected employer’s payroll taxes payable on employee share options which will vest more than one year after the financial year end.
The onerous lease provision recognised in the year relates to an operating lease held on a property which was vacated in order to occupy larger premises.

18.   Fit Out Funding
On 19 November 2013 the Group entered into an agreement with its landlord to receive fit out funding of £7.8 million to fund the expansion and upgrades to manufacturing facilities. The funds were received in tranches, with the final amount received on 1 July 2014. The repayment of the borrowing takes the form of quarterly rental payments over a period of 15 years which commenced on 27 May 2016 when the Group entered into the associated lease of the building. As at 30 September 2017 associated interest of £2.2 million has been incurred (30 September 2016: £1.6 million). The total liability at 30 September 2017 is £8.3 million (30 September 2016: £9.2 million). The Group has estimated that £0.4 million of the total liability will be due within one year and the remaining £7.9 million is due after one year.
The liability in respect of the funding was initially recognised at the amount of proceeds received, net of transaction costs, and has been subsequently carried at amortised cost using the effective interest method and a rate of 7.0% (30 September 2016: 7.0%).
The following table details the Group’s remaining contractual maturity for its borrowings and the related interest payments. The tables are based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group could be required to pay. The table includes cash flows for both interest, based on the rate applicable as at 30 September 2017, and principal amounts:
Forward projection of cash flows as at 30 September 2017	<1 year £000s	1 – 2 years £000s	2 – 3 years £000s	3 – 4 years £000s	4 – 5 years £000s	5+ years £000s	Total £000s
Principal	389	417	446	480	514	6,100	8,346
Interest	576	548	519	485	451	2,028	4,607
Total	965	965	965	965	965	8,128	12,953
Forward projection of cash flows as at 30 September 2016	<1 year £000s	1 – 2 years £000s	2 – 3 years £000s	3 – 4 years £000s	4 – 5 years £000s	5+ years £000s	Total £000s
Principal	845	389	417	446	479	6,611	9,187
Interest	603	576	548	519	486	2,480	5,212
Total	1,448	965	965	965	965	9,091	14,399
19.   Obligations Under Finance Leases
	Minimum Lease Payments
	2017 £000s	2016 £000s
Amounts payable under finance leases:
Within one year	556	571
In the second to fifth years inclusive	2,220	2,223
After five years	5,959	6,511
	8,735	9,305
Less: future finance charges	(3,775)	(4,135)
Present value of lease obligations	4,960	5,170
	Present Value of Lease Payments
	2017 £000s	2016 £000s
Amounts payable under finance leases:
Amounts due for settlement within 12 months	205	211
Amounts due for settlement after 12 months	4,755	4,959
	4,960	5,170

It is the Group’s policy to lease certain of its property, plant and equipment under finance leases. The weighted average lease term remaining is 16.1 years (2016: 17.1 years). For the year ended 30 September 2017, the average effective borrowing rate was 7.6% (2016: 7.5%). Interest rates are fixed at the contract date. All leases to date have been on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.
All lease obligations are denominated in Pounds Sterling.
The carrying value of the Group’s lease obligations as at 30 September 2017 approximates to their fair value.
The Group’s obligations under finance leases are generally secured by the lessors’ rights over the leased assets.
20.
Deferred Revenue

	2017 £000s	2016 £000s
Amounts falling due within one year
Deferred licence, collaboration and technical access fee income(1)	1,166	1,451
Advance research and development fees(2)	1,141	1,235
	2,307	2,686
Amounts falling due after one year
Deferred licence, collaboration and technical access fee income(1)	4,260	5,355
(1)
Deferred revenue primarily relates to up-front licence fees received in 2005 of £12.0 million from Almirall S.A. (deferred revenue balance as at 30 September 2017: £2.7 million; 30 September 2016: £3.5 million) and collaboration and technical access fees from other Sativex licensees. Amounts deferred under each agreement will be recognised in revenue as disclosed in note 2.

(2)
Advance payments received represent payments for research and development activities to be recognised as revenue in future periods as the services are rendered.

21.
Financial Instruments

The Group manages its capital to ensure that entities in the Group will be able to continue operating as a going concern while maximising shareholder returns. The Group’s overall strategy remains unchanged.
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

The Group’s financial instruments, as at 30 September, are summarised below:
Categories of Financial Instruments
	2017 £000s	2016 £000s
Financial assets – loans and receivables
Cash and cash equivalents	241,175	374,392
Trade receivables – at amortised cost	1,023	778
Other receivables	1,699	385
Total financial assets	243,897	375,555
Financial liabilities – amortised cost
Other creditors and accruals	16,546	12,401
Clinical trial accruals	5,520	9,503
Trade payables	5,807	3,433
Fit out funding	8,346	9,187
Obligations under finance leases	4,960	5,170
Total financial liabilities	41,179	39,694
All financial assets are current in nature. All financial liabilities, other than the non-current element of £4.8 million in respect of the obligations under finance leases (2016: £5.0 million), £1.3 million (2016: £1.1 million) of other creditors and accruals and £7.9 million (2016: £8.3 million) of fit out funding received from the Group’s landlord, are current in nature. In all instances, the Directors consider that the carrying value of financial assets and financial liabilities approximates to their fair value.
It is, and has been throughout the years ended 30 September 2016 and 2017, the Group’s policy that no speculative trading in financial instruments shall be undertaken.
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has a policy of only dealing with creditworthy counterparties, principally involving the major UK clearing banks and their wholly owned subsidiaries, when placing cash on deposit. In addition the Group operates a treasury policy that dictates the maximum cash balance that may be placed on deposit with any single institution or group. This policy is reviewed and approved by the Board of Directors.
Trade receivables represent amounts due from customers for the sale of commercial product and research funding from development partners, consisting primarily of a small number of major pharmaceutical companies where the credit risk is considered to be low.
At the balance sheet date the maximum credit risk attributable to any individual counterparty was £85.5 million (2016: £244.0 million) which is held by HSBC.
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
Interest income of £1.6 million (2016: £0.4 million; 2015: £0.2 million) during the year ended 30 September 2017 was earned from deposits with a weighted average interest rate of 0.89% (2016: 0.36%; 2015: 0.24%). Therefore, a 100 basis point increase in interest rates would have increased interest income, and reduced the loss for the year, by £1.8 million (2016: reduced loss by £1.2 million; 2015: reduced loss by £1.0 million).
The Group does not have any balance sheet exposure to assets or liabilities which would increase or decrease in fair value with changes to interest rates.
ii) Currency Risk
The functional currency of the Company, and each of its subsidiaries apart from Greenwich Biosciences, Inc., is Pounds Sterling and the majority of transactions in the Group are denominated in that currency. The functional currency of Greenwich Biosciences, Inc. is US Dollars ($). The Group receives revenues and incurs expenditures in foreign currencies and is exposed to the risks of foreign exchange rate movements, with the impact recognised in the consolidated income statement. The Group seeks to minimise this exposure by passively maintaining foreign currency cash balances at levels appropriate to meet foreseeable foreign currency expenditures, converting surplus foreign currency balances into Pounds as soon as they arise. The Group does not use derivative contracts to manage exchange rate exposure.
The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:
	2017 £000s	2016 £000s
Cash at bank and in hand:
Pounds Sterling	57,246	73,277
Euro	1,848	1,582
US Dollar	25,681	169,738
Canadian Dollar	1,002	448
Total	85,777	245,045
Short-term deposits (less than 30 days):
Pounds Sterling	—	31,564
US Dollar	155,398	97,783
Total cash and cash equivalents	241,175	374,392

The table below shows those transactional exposures that give rise to net currency gains and losses recognised in the consolidated income statement. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 30 September these exposures were as follows:
Net Foreign Currency Assets/(Liabilities)
	2017 £000s	2016 £000s
US Dollar	171,375	263,094
Euro	420	1,665
Canadian Dollar	1,002	649
Other	(276)	(38)
	172,521	265,370
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
The following table details the Group’s sensitivity to a 10% change in the year-end rate, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:
Year Ended 30 September 2017	Euro £000s	US Dollar £000s	Can Dollar £000s	Other £000s
Loss before tax	42	17,138	100	(28)
Equity	42	17,138	100	(28)
Year Ended 30 September 2016	Euro £000s	US Dollar £000s	Can Dollar £000s	Other £000s
Loss before tax	167	26,309	65	(4)
Equity	167	26,309	65	(4)
Year Ended 30 September 2015	Euro £000s	US Dollar £000s	Can Dollar £000s	Other £000s
Loss before tax	77	17,780	95	(6)
Equity	77	17,780	95	(6)
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
Cash deposits, classified as cash and cash equivalents on the balance sheet, comprise deposits placed on money markets for periods of up to three months and on call. The weighted average time for which the rate was fixed was 32 days (2016: 32 days).

All of the Group’s financial liabilities at each balance sheet date have maturity dates of less than 12 months from the balance sheet date, other than the £4.8 million in respect of the obligations under finance leases (2016: £5.0 million) and £7.9 million (2016: £8.3 million) of fit out funding received from the Group’s landlord. The obligations under finance leases will be repaid over a weighted average 16.1 year term (2016: 17.1 year term) and the fit out funding received is being repaid over a 15-year finance term of which repayments commenced during the year. There have been no material changes to the Group’s exposure to liquidity risks or the manner in which it manages and measures liquidity risk.
22.   Share Capital
As at 30 September 2017 the share capital of the Company’s allotted, called-up and fully paid amounts were as follows:
	2017 £000s	2016 £000s
Allotted, called-up and fully paid	304	302
Changes to the number of ordinary shares in issue have been as follows:
	Number of Shares	Total Nominal Value £000s	Total Share Premium £000s	Total Consideration £000s
As at 1 October 2015	261,180,173	261	349,275	349,536
Issue of new shares (net of issuance costs)	38,640,000	39	206,512	206,551
Exercise of share options	2,272,966	2	690	692
As at 1 October 2016	302,093,139	302	556,477	556,779
Exercise of share options	2,346,601	2	93	95
As at 30 September 2017	304,439,740	304	556,570	556,874
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
23.   Share-based Payments
Equity-settled Share Option Schemes
The Company operates various equity-settled share option schemes for employees of the Group. All options granted under these schemes are exercisable at the share price on the date of the grant, with the exception of certain options issued under the GW Pharmaceuticals Long Term Incentive Plan (“LTIP”) which are issued with an exercise price equivalent to the par value of the shares under option. All such options granted are equity-settled share options which entitle the holder to acquire an equity share in the Group. The vesting period for all options granted range between one and four years from the date of grant and options lapse after six months to seven years from the vesting date. Options generally also lapse if the employee leaves the Group before the options vest. However, at the discretion of the Remuneration Committee, under the “Good Leaver” provisions of the various share option scheme rules, employees may be allowed to retain some or all of the share options upon ceasing employment by the Group. Vested options usually need to be exercised within six months of leaving.
In the year ended 30 September 2017, two employees designated as “Good Leavers” were permitted to retain options over 26,109 shares upon ceasing employment. Also during the year ended 30 September 2017, 9,556 non-director LTIP share options were subject to a modification of terms per the provisions of IFRS 2 Share Based Payment. This led to the recognition of an incremental fair value charge of less than £0.1 million, calculated using the Black-Scholes share option pricing model, which arises due to increases in the underlying share price since the initial options were granted.

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
LTIP Share Options and Performance Conditions
LTIP awards granted to employees (excluding Executive Officers) are subject to service and non-market-based performance conditions which must be achieved before the options vest and become exercisable. Typically these are linked to operational, regulatory or strategic milestones and are designed to incentivise individual employees and advance the Group’s progress towards its strategic objectives.
LTIP awards granted to Executive Officers are subject to service and performance conditions which are determined by the Remuneration Committee. These are usually a mixture of market-based and non-market-based performance conditions which are intended to link executive compensation to the key value drivers for the business whilst aligning the interests of the Executive Directors with those of shareholders and employees. Typically these performance conditions relate to operational milestones or regulatory filing and approval. In the event that the performance conditions (non-market and market) are not achieved within the required vesting period, the options lapse.
LTIP awards granted to Non-Executive Directors are subject to service based performance conditions only, and vest automatically on completion of the required service period as determined at the point of grant.
The number of outstanding options under each scheme can be summarised as follows:
	30 Sept 2017 Number of Share Options	30 Sept 2016 Number of Share Options
Employee share option schemes	—	107,542
Employee LTIP awards	11,925,948	10,525,630
Options outstanding	11,925,948	10,633,172
The movement in share options in each scheme during the year can be summarised as follows:
	Employee Options		Employee LTIP		Total Options
	Number of Share Options	Weighted Average Exercise Price £	Number of Share Options	Weighted Average Exercise Price £	Number of Share Options	Weighted Average Exercise Price £
Outstanding at 1 October 2015	770,936	1.02	7,660,564	0.29	8,431,500	0.35
Granted during the year	—	—	4,767,106	0.60	4,767,106	0.60
Exercised during the year	(663,394)	1.04	(1,609,572)	0.001	(2,272,966)	0.305
Lapsed during the year	—	—	(292,468)	0.001	(292,468)	0.001
Outstanding at 1 October 2016	107,542	0.868	10,525,630	0.482	10,633,172	0.61
Granted during the year	—	—	3,927,368	1.525	3,927,368	1.525
Exercised during the year	(107,538)	0.868	(2,239,063)	0.001	(2,346,601)	0.041
Lapsed during the year	(4)	0.540	(287,987)	0.001	(287,991)	0.001
Outstanding at 30 September 2017	—	—	11,925,948	0.927	11,925,948	0.927

Share options outstanding at 30 September 2017 can be summarised as follows:
	Employee Options		Employee LTIP		Total Options
	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years
£0.00 – £0.50	—	—	9,752,126	5.34	9,752,126	5.34
£2.50+	—	—	2,173,822	8.70	2,173,822	8.70
Outstanding at 30 September 2017	—	—	11,925,948	5.95	11,925,948	5.95
Exercisable at 30 September 2017	—	—	1,986,029	4.87	1,986,029	4.87
Share options outstanding at 30 September 2016 can be summarised as follows:
	Employee Options		Employee LTIP		Total Options
	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years	Number of Share Options	Weighted Average Remaining Contractual Life/Years
£0.00 – £0.50	4,000	1.97	9,182,071	6.26	9,186,071	6.25
£0.51 – £1.00	103,542	0.59	—	—	103,542	0.59
£1.00+	—	—	1,343,559	7.24	1,343,559	7.24
Outstanding at 30 September 2016	107,542	0.64	10,525,630	6.38	10,633,172	6.32
Exercisable at 30 September 2016	107,542	0.64	3,057,821	6.12	3,165,363	5.93
Charges for share-based payments have been allocated to the research and development expenditure and Sales, general and administrative expenses in the consolidated income statements as follows:
	2017 £000s	2016 £000s	2015 £000s
Research and development expenditure	4,044	4,119	1,525
Sales, general and administrative expenses	7,816	4,033	953
	11,860	8,152	2,478
In the year ended 30 September 2017, options were granted on 19 December 2016, 6 January 2017, 11 January 2017, 21 February 2017, 15 March 2017, 17 April 2017, 18 May 2017, 28 June 2017, 6 July 2017, 10 August 2017, and 6 September 2017. The aggregate of the estimated fair values of the options granted on those dates is £26.3 million and the weighted average fair value of the awards made during 2016 was £6.69 per option.
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

Fair values were calculated using the Black-Scholes share option pricing model for grants with non-market-based performance conditions. The following weighted average assumptions were used in calculating these fair values:
	2017	2016	2015
Weighted average share price	744p	298p	579p
Weighted average exercise price	152p	60p	109p
Expected volatility	67%	58%	59%
Expected life	3.26 years	3.3 years	3.6 years
Risk-free rate	1.25%	1.09%	1.32%
Expected dividend yield	Nil	Nil	Nil
Expected volatility was determined by calculating the historical volatility of the Group’s ADS share price over previous years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, performance conditions and behavioural considerations.
24.   Other Reserves
Other reserves of £18.8 million (30 September 2016: £19.5 million) relate to a £19.3 million merger reserve (30 September 2016: £19.3 million) and a £0.5 million debit relating to exchange difference on translation of foreign operations (30 September 2016: credit £0.2 million). The merger reserve was created as a result of the acquisition by the Company of the entire issued share capital of GW Pharma Limited in 2001. This acquisition was effected by a share-for-share exchange which was merger accounted under UK Generally Accepted Accounting Practice (“UK GAAP”), in accordance with the merger relief provisions of Section 131 of the Companies Act 1985 (as amended) relating to the accounting for business combinations involving the issue of shares at a premium. In preparing consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded in a merger reserve on consolidation, rather than in a share premium account. The merger reserve was retained upon transition to IFRSs, as allowed under UK law. This reserve is not considered to be distributable.
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
Shares held in trust represent issued and fully paid up 0.1p ordinary shares and remain eligible to receive dividends. The shares held by the ESOP were originally acquired in 2000 for nil consideration by way of a gift from a shareholder and hence the balance on the ESOP reserve is nil (2016: nil).
As at 30 September the ESOP held the following shares:
	2017 Number	2016 Number
Unconditionally vested in employees	69,119	90,043
Shares available for future distribution to employees	33,054	33,054
Total	102,173	123,097
The valuation methodology used to compute the share-based payment charge related to the ESOP is based on fair value at the grant date, which is determined by the application of a Black-Scholes share option pricing model. The assumptions underlying the Black-Scholes model for the ESOP shares are as detailed in note 23 relating to the LTIP awards. The exercise price for shares granted under the ESOP is nil, and the vesting conditions include employment by the Group over a three-year vesting period from the date of grant. The share-based payment charge for shares granted under the ESOP plan amounted to £nil in the year ended 30 September 2017 (2016: £nil).

As at 30 September 2017 the number and market value of shares held by the trust which have not yet unconditionally vested in employees is 33,054 (2016: 33,054) and £0.2 million (2016: £0.3 million) respectively.
25.   Financial Commitments
The Group had capital commitments for property, plant and equipment contracted but not provided for at 30 September 2017 of £7.6 million (2016: £5.1 million).
At the balance sheet date the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:
	Group
	2017 £000s	2016 £000s
Within one year	3,628	2,723
Between two and five years	8,745	8,117
After five years	1,937	2,198
	14,310	13,038
The minimum lease payments payable under operating leases recognised as an expense in the year were £3.6 million (2016: £2.4 million).
Operating lease payments represent rentals payable by the Group for certain of its leased properties. Manufacturing and laboratory facilities are subject to 5 to 20-year leases, some of which have a lease break three years prior to the conclusion of the lease at the Group’s option. Office properties are subject to 1 to 10-year leases.
During the year ended 30 September 2016, the Group signed a commercial growing agreement with an external supplier to produce plant material for use in the Epidiolex development programmes and commercial release. This agreement commenced on 1 January 2017 and includes multiple fee-elements designed to incentivise cost efficient, reliable production volumes of raw materials for use in research, development and commercial activities.
As part of the accounting treatment for this agreement a component operating lease was identified under the requirements of IFRIC 4 Determining Whether an Arrangement Contains a Lease. Rental payments commenced on 1 January 2017 and continue over a five-year non-cancellable period. Future minimum lease payments associated with this operating lease are included in the table shown above.
Other gross payments associated with this agreement, excluding operating lease rentals and capital commitments outlined above, fall due as follows:
	Group
	2017 £000s	2016 £000s
Within one year	8,973	6,755
Between two and five years	29,942	36,667
After five years	—	2,248
	38,915	45,670

26.   Related Party Transactions
Remuneration of Key Management Personnel
The remuneration of the Directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.
	2017 £000s	2016 £000s	2015 £000s
Short-term employee benefits	4,144	2,523	2,395
Post-employment benefits	84	215	211
Share-based payments	7,237	4,556	1,164
	11,465	7,294	3,770
Other Related Party Transactions
During the year ended 30 September 2017, the Remuneration Committee agreed to indemnify Justin Gover for the incremental US taxation that would be suffered on the gain arising from one grant of LTIP options as a result of having relocated to the US at the Company’s request during the vesting period for this award. As at 30 September 2017 the residual liability is estimated as $0.8 million (2016: $1.2 million, 2015: $nil), and is expected to be payable within the next 12 months.
The Group paid £nil (2016: £138; 2015: £263) under a consultancy agreement for medical writing services to Kathryn Wright, wife of the Group’s former Chief Medical Officer Stephen Wright, who retired during the year ended 30 September 2017. As at 30 September 2017 there was no amount due to Kathryn Wright (2016 and 2015: £nil).
The Group paid £nil (2016 £47, 2015: £nil) to Adaptimmune Ltd in relation to travel expenses incurred by James Noble, a non-executive Director of the Group, who also acts as Chief Executive Officer for Adaptimmune Ltd. As at 30 September 2017 there was no amount due to Adaptimmune Ltd (2016 and 2015: £nil).
All fees outlined above were paid on an arms’ length basis and were carried out in accordance with the Group’s policy regarding related party transactions.